Exhibit 99.1
INHIBRX BIOSCIENCES, INC.
11025 N. TORREY PINES ROAD, SUITE 140
LA JOLLA, CALIFORNIA 92037
, 2024
Dear Inhibrx, Inc. Stockholder:
I am pleased to report that the previously announced spin-off (which we refer to as the “Spin-Off”) by Inhibrx, Inc., which we refer to as “RemainCo,” of its subsidiary Inhibrx Biosciences, Inc. is expected to become effective at 11:59 p.m., New York City time, on May 29, 2024. Inhibrx Biosciences, Inc., which we refer to as “SpinCo,” is a Delaware corporation. As a result of a series of internal restructuring transactions to be effected by Inhibrx, Inc. prior to the distribution of SpinCo shares of common stock (which we refer to as the “Distribution”) as described in this information statement, after 11:59 p.m., New York City time, on May 29, 2024, SpinCo’s pipeline will be focused on multiple novel biologic therapeutic candidates, developed using our proprietary modular protein engineering platforms. SpinCo will own INBRX-105, INBRX-106, and INBRX-109, our clinical therapeutic candidates, as well as our discovery pipeline and certain corporate infrastructure currently owned by Inhibrx, Inc. SpinCo’s shares of common stock, par value $0.0001 per share, which we refer to as “common stock,” will be listed on the Nasdaq Global Market under the symbol “INBX.” As described in this information statement, the Distribution is subject to the satisfaction or waiver by RemainCo and SpinCo of certain conditions, including satisfaction or waiver of the conditions precedent in the Agreement and Plan of Merger, dated as of January 22, 2024 (which we refer to as the “Merger Agreement”), by and among Inhibrx, Inc., Aventis Inc., a Pennsylvania corporation (which we refer to as “Acquirer”) and a wholly-owned subsidiary of Sanofi S.A., and Art Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly-owned subsidiary of Acquirer, and in the Separation and Distribution Agreement, dated as of January 22, 2024 (which we refer to as the “Distribution Agreement”), by and among Inhibrx, Inc., SpinCo and Acquirer. The Merger Agreement provides for the acquisition by Acquirer of RemainCo through the merger of Merger Sub with and into RemainCo (which we refer to as the “Merger”).
Holders of record of RemainCo’s shares of common stock as of the close of business, New York City time, on May 17, 2024, which will be the record date, will receive one share of SpinCo common stock for every four shares of RemainCo common stock held. No action is required by any RemainCo stockholder to receive shares of SpinCo common stock. RemainCo stockholders will not be required either to pay anything for the new shares or to surrender any shares of RemainCo common stock.
In the Distribution, RemainCo will distribute, on a pro rata basis, to its stockholders as of the record date 92% of the issued and outstanding shares of SpinCo common stock that it owns as of the time of the Distribution and RemainCo will retain 8% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution. No fractional shares of SpinCo common stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which generally will be taxable to you. In due course, you will be provided with information to enable you to compute your tax bases in both RemainCo and SpinCo shares of common stock.
The enclosed information statement describes the Distribution and contains important information about SpinCo. I suggest that you read it carefully. For more information on the Merger, see Inhibrx, Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (File No. 001-39452). If you have any questions regarding the Distribution, please contact Inhibrx, Inc.’s transfer agent, Continental Stock Transfer & Trust Company, at 1 State Street 30th Floor, New York, New York 10004.
Sincerely,
Mark P. Lappe
Chief Executive Officer
Inhibrx Biosciences, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission.
PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED MAY 15, 2024
INFORMATION STATEMENT
Inhibrx Biosciences, Inc.
Distribution of Common Stock
(par value $0.0001 per share)
This information statement is being furnished to Inhibrx, Inc.’s stockholders in connection with the distribution (the “Distribution”) by Inhibrx, Inc. (“RemainCo”) to holders of its shares of common stock of 92% of the issued and outstanding shares of common stock of Inhibrx Biosciences, Inc. (“SpinCo”). Prior to such Distribution, we will enter into a series of internal restructuring transactions (the “Separation”) with Inhibrx, Inc., pursuant to which we will own the assets and liabilities associated with INBRX-105, INBRX-106, and INBRX-109, including the discovery pipeline, and certain corporate infrastructure currently owned by Inhibrx, Inc. (the “SpinCo Business”). As described in this information statement, the Spin-Off is subject to the satisfaction or waiver by RemainCo and SpinCo of certain conditions, including satisfaction or waiver of the conditions precedent included in the Agreement and Plan of Merger, dated as of January 22, 2024 (the “Merger Agreement”), by and among Inhibrx, Inc., Aventis Inc., a Pennsylvania corporation (which we refer to as “Acquirer”) and a wholly-owned subsidiary of Sanofi S.A., and Art Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly-owned subsidiary of Acquirer, and the Separation and Distribution Agreement, dated as of January 22, 2024 (the “Distribution Agreement”), by and among Inhibrx, Inc., SpinCo and Acquirer.
The Merger Agreement provides for the acquisition by Acquirer of RemainCo (the “Merger”), which will be accomplished through the merger of Merger Sub with and into RemainCo, with RemainCo continuing as the surviving company.
Our shares of common stock will be distributed to holders of RemainCo’s shares of common stock of record as of the close of business, New York City time, on May 17, 2024, which will be the record date. Each holder of shares of RemainCo common stock will receive one share of SpinCo common stock for every four shares of RemainCo common stock held on the record date.
The Distribution will be effective at 11:59 p.m., New York City time, on May 29, 2024. For RemainCo stockholders who own shares of RemainCo common stock in registered form, the transfer agent will credit their shares of SpinCo common stock to book entry accounts established to hold their shares of RemainCo common stock. Our distribution agent will send these stockholders a statement reflecting their shares of SpinCo common stock ownership shortly after May 29, 2024. For stockholders who own shares of RemainCo common stock through a broker or other nominee, their shares of SpinCo common stock will be credited to their accounts by the broker or other nominee. Stockholders will receive cash in lieu of fractional shares of our common stock. The Distribution will be taxable. See “The Separation and Distribution — Certain U.S. Federal Income Tax Consequences.”
No stockholder approval of the Distribution is required or sought, except in connection with Inhibrx, Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (File No. 001-39452). We are not asking you for any other proxy, and you are requested not to send us any additional proxy. RemainCo stockholders will not be required to pay any cash or deliver any other consideration for our shares of common stock to be received by them in the Distribution, or to surrender or to exchange shares of RemainCo common stock in order to receive our shares of common stock, or to take any other action in connection with the Distribution. There is currently no trading market for our shares of common stock. We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol “INBX,” which is currently the symbol for the shares of common stock of Inhibrx, Inc. We expect that our shares of common stock will be temporarily listed on the Nasdaq Global Market under the symbol “INXB” until the business day after the completion of the Merger.
Following the Distribution and prior to the closing of the Merger, pursuant to the terms of RemainCo’s 2023 Warrants (as defined herein), holders of RemainCo’s 2023 Warrants outstanding as of the record date will receive SpinCo Warrants exercisable for up to an aggregate of 991,849 shares of SpinCo common stock.
IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION “RISK FACTORS” BEGINNING ON PAGE 11.
WE ARE AN EMERGING GROWTH COMPANY AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT OF 2012 AND A SMALLER REPORTING COMPANY AND WE CANNOT BE CERTAIN IF THE REDUCED REPORTING REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES AND SMALLER REPORTING COMPANIES WILL MAKE OUR SHARES OF COMMON STOCK LESS ATTRACTIVE TO INVESTORS. REFER TO “RISK FACTORS — RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Inhibrx, Inc. stockholders with inquiries related to the Distribution should contact Inhibrx, Inc.’s transfer agent, Continental Stock Transfer & Trust Company, at 1 State Street 30th Floor, New York, New York 10004.
The date of this information statement is                 , 2024.

i

Page
Manufacturing	126
Human Capital Resources	126
Employee Profile	126
Corporate Information	127
Properties	127
Legal Proceedings	127
Emerging Growth Company Status	128
Smaller Reporting Company Status	128
DIVIDEND POLICY	129
CAPITALIZATION	130
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	131
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INHIBRX, INC.	141
Overview	141
Liquidity and Capital Resources	150
License Agreements
Components of Results of Operations	142
Results of Operations	145
Cash Flow Summary	152
Critical Accounting Estimates	154
Recent Accounting Pronouncements	156
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INHIBRX BIOSCIENCES (A BUSINESS OF INHIBRX, INC.) (SUPPLEMENTAL)	157
Overview	157
Liquidity and Capital Resources	166
License Agreements
Components of Results of Operations	160
Results of Operations	162
Cash Flow Summary	168
Critical Accounting Estimates	170
Recent Accounting Pronouncements	171
CORPORATE GOVERNANCE AND MANAGEMENT	172
Directors and Executive Officers	172
Corporate Governance Overview	174
Corporate Code of Conduct and Ethics	174
Board Leadership and Risk Oversight	174
Director Independence	175
Our Board of Directors	175
Committees of our Board of Directors	175
Compensation Committee Interlocks and Insider Participation	177
DIRECTOR COMPENSATION	178

GLOSSARY OF TERMS
Unless otherwise indicated or the context otherwise requires, references in this information statement to:
(i)
“Acquirer” refers to Aventis Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Sanofi S.A.;

(ii)
“agonist” refers to an agent that activates a receptor to produce a biological response;

(iii)
“apoptosis” refers to the process of programmed cell death;

(iv)
“bivalent” refers to having two binding sites;

(v)
the “board of directors” or “our board of directors” refers to the board of directors of the Company;

(vi)
the “bylaws” refers to our bylaws that will become effective as part of the Distribution, the form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part;

(vii)
the “certificate of incorporation” refers to our certificate of incorporation that will become effective as part of the Distribution, the form of which is filed as an exhibit to our registration statement on Form 10 of which this information statement is a part;

(viii)
“chondrosarcoma” refers to a type of bone cancer that starts in cartilage cells;

(ix)
the “Company,” “SpinCo,” “we,” “us,” and “our,” unless otherwise specified, refer to Inhibrx Biosciences, Inc. (a newly formed holding company) and its direct and indirect subsidiaries after giving effect to the Separation and Distribution;

(x)
“Ewing sarcoma” refers to a type of cancer of the bone or soft tissue that typically occurs in children and young adults;

(xi)
“hepatoxicity” refers to liver damage;

(xii)
“hexavalent” refers to having six binding sites;

(xiii)
“hyper-clustering” refers to aggregating a high number of receptors above a certain threshold;

(xiv)
“immunogenicity” refers to an immune response to an agent;

(xv)
“INBRX-101” refers to a precisely engineered recombinant human AAT-Fc fusion protein therapeutic candidate that Inhibrx is developing for the treatment of patients with AATD and aGvHD;

(xvi)
“INBRX-105” refers to a precisely engineered multi-specific sdAb-based therapeutic candidate that is designed to agonize 4-1BB selectively in the presence of PD-L1, which is typically found in the tumor microenvironment and associated lymphoid tissues;

(xvii)
“INBRX-106” refers to a hexavalent OX40 agonist, currently being investigated as a single agent and in combination with Keytruda, a PD-1 blocking checkpoint inhibitor, in patients with locally advanced or metastatic solid tumors;

(xviii)
“INBRX-109” refers to a precisely engineered tetravalent therapeutic candidate targeting death-receptor 5, or DR5, a TNFRSF member, also known as tumor necrosis factor-related apoptosis-inducing ligand, or TRAIL, receptor 2;

(xix)
the “Inhibrx Equity Incentive Plan” and the “Inhibrx, Inc. 2017 Plan” refer to the Inhibrx, Inc.’s 2017 Employee, Director and Consultant Equity Incentive Plan;

(xx)
the “Inhibrx Stock Options” refers to the options to purchase shares of common stock of Inhibrx, Inc. outstanding immediately prior to the Distribution;

(xxi)
“ligand” refers to an agent that naturally interacts with a receptor;

(xxii)
the “Merger” refers to the acquisition by Acquirer of RemainCo through the merger of Merger Sub with RemainCo;

(xxiii)
“multivalent” refers to having two or more binding sites;

(xxiv)
“Nasdaq” refers to The Nasdaq Stock Market LLC;

(xxv)
“pharmacodynamic” refers to the study of the biochemical and physiologic effects of drugs in the body;

(xxvi)
“pharmacokinetics” refers to the study of the duration of exposure of a drug in the body following administration;

(xxvii)
“RemainCo” refers to Inhibrx, Inc., a Delaware corporation, and its direct and indirect subsidiaries, prior to the closing of the Distribution, or to Inhibrx, Inc., a Delaware corporation, and its direct and indirect subsidiaries, following the closing of the Distribution, depending on the context;

(xxviii)
“RemainCo Compensation Committee” refers to the compensation committee of the board of directors of RemainCo as in existence prior to the Distribution;

(xxix)
“RemainCo Stock Options” refers to the options to purchase shares of common stock of RemainCo outstanding immediately after the Distribution;

(xxx)
the “Separation” refers to a series of internal reorganization transactions that RemainCo will undertake prior to the Distribution, pursuant to which, among other transactions, SpinCo will hold, directly or indirectly through its subsidiaries, the SpinCo Business and RemainCo will hold, directly or indirectly through its subsidiaries, the RemainCo Business;

(xxxi)
the “SpinCo Warrants” refers to Inhibrx Biosciences, Inc.’s warrants to purchase up to an aggregate of 991,849 shares of Inhibrx Biosciences, Inc.’s common stock at a per share exercise price of $0.0001 to be received by holders of RemainCo’s 2023 Warrants pursuant to the terms of the RemainCo 2023 Warrants;

(xxxii)
the “Spin-Off” or the “Distribution” refers to the transaction in which RemainCo will distribute to its stockholders 92% of the issued and outstanding shares of our common stock as of the time of the Distribution;

(xxxiii)
“stockholders” refers to stockholders of RemainCo or SpinCo, depending on the context;

(xxxiv)
“tetravalent” refers to having four binding sites;

(xxxv)
“unresectable” refers to being unable to remove with surgery;

(xxxvi)
“valency” refers to the number of binding units that an agent has; and

(xxxvii)
“warrantholders” refers to warrantholders of Inhibrx, Inc.

(xxxviii)
the “2020 Warrants” refers to Inhibrx, Inc.’s warrants to purchase 7,354 shares of Inhibrx, Inc.’s common stock at a per share exercise price of $17.00 (subject to adjustment) issued by Inhibrx, Inc. in 2020;

(xxxix)
the “2022 Warrants” refers to Inhibrx, Inc.’s warrants to purchase 40,000 shares of Inhibrx, Inc.’s common stock at a per share exercise price of $45.00 (subject to adjustment) issued by Inhibrx, Inc. in 2022;

(xl)
the “2023 Warrants” refers to Inhibrx, Inc.’s pre-funded warrants to purchase 6,714,636 shares of Inhibrx, Inc.’s common stock at a per share exercise price of $0.0001 issued by Inhibrx, Inc. in 2023;

v

BASIS OF PRESENTATION
SpinCo was incorporated on January 8, 2024 under the laws of the State of Delaware as a direct, wholly-owned subsidiary of Inhibrx, Inc. and has had no significant operations or activity other than its initial issuance of shares for a nominal consideration and entry into the Distribution Agreement. Prior to the Distribution, and pursuant to the Separation, Inhibrx, Inc. will undergo an internal restructuring that will generally result in (a) RemainCo directly or indirectly owning, assuming or retaining those assets and liabilities primarily related to Inhibrx, Inc.’s INBRX-101 (which we refer to as the “RemainCo Business”) and (b) SpinCo directly or indirectly owning, assuming or retaining those assets and liabilities primarily related to Inhibrx, Inc.’s platform for the research, development, manufacture and commercialization of INBRX-105, INBRX-106 and INBRX-109 (which we refer to as the “SpinCo Business”). Where we describe in this information statement our business activities, including in the supplemental historical combined financial statements of SpinCo, we do so as if these transfers have already occurred.
As a result of the Distribution, RemainCo’s stockholders will own 92% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution and RemainCo will retain 8% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution. Additionally, following the Distribution, holders of the SpinCo Warrants will have the right to exercise their SpinCo Warrants for up to an aggregate of 991,849 shares of SpinCo common stock. Immediately following and in connection with the Distribution, a wholly-owned subsidiary of Acquirer will merge with and into RemainCo.
Except as otherwise indicated, all of the information in this information statement does not reflect an additional 4,000,000 shares of common stock reserved for future grants under our new equity incentive plan (the “Omnibus Incentive Plan”). See “Executive Compensation — Equity Compensation Plan Information — Post-Spin-Off SpinCo Omnibus Incentive Plan.”
The Separation and Distribution is being treated as a reverse spin-off for financial accounting and reporting purposes in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs. Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, because a wholly-owned subsidiary of Acquirer will merge with and into RemainCo immediately following the Distribution, no senior management of Inhibrx, Inc. will be retained by RemainCo following the Distribution, and the relative size of SpinCo’s operations relative to the RemainCo Business, we consider SpinCo as the accounting spinnor of RemainCo, and the accounting successor to Inhibrx, Inc.
The disposal of the RemainCo Business does not meet the criteria to be presented as discontinued operations. As the RemainCo Business does not meet the definition of a business as defined by ASC 805, Business Combinations, because substantially all of the fair value of the gross assets transferred is concentrated in one asset, a gain will be recognized for the difference between the fair value and carrying value of the disposed assets in accordance with ASC 845, Nonmonetary Transactions.
We have determined that Inhibrx, Inc. represents the predecessor entity to SpinCo. Therefore, the historical financial statements presented herein and in our future filings, with respect to periods prior to the Separation and Distribution, will be represented by the historical consolidated financial statements of Inhibrx, Inc. The financial information furnished in the “Unaudited Pro Forma Condensed Consolidated Financial Statements” section presents SpinCo’s operations by removing the assets, liabilities, revenues and expenses legally being divested related to the RemainCo Business from the historical financial statements of Inhibrx, Inc., as well as incremental autonomous entity adjustments necessary to present SpinCo as if it were a historically standalone entity. Additionally, we have also provided the historical combined financial statements and related notes of SpinCo and Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo, each on a supplemental basis.
Refer to the “Unaudited Pro Forma Condensed Consolidated Financial Statements” section for further details on the basis of presentation included elsewhere within this information statement.
Certain percentages and other figures provided and used in this information statement may not add up to 100% due to the rounding of individual components.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION
The following is a brief summary of the terms of the Separation and Distribution. Please see “The Separation and Distribution” for a more detailed description of the matters described below.
Q:
What is the Separation and Distribution?

A:
The Separation is the method by which Inhibrx, Inc. will separate the businesses of SpinCo from Inhibrx Inc.’s other business, creating two separate, publicly traded companies. The Separation will generally result in (i) RemainCo directly or indirectly owning, assuming or retaining those assets and liabilities primarily related to Inhibrx Inc.’s INBRX-101 and (ii) SpinCo directly or indirectly owning, assuming or retaining those assets and liabilities primarily related to Inhibrx, Inc.’s platform for the research, development, manufacture and commercialization of INBRX-105, INBRX-106 and INBRX-109.

In the Distribution, RemainCo will distribute, on a pro rata basis, to its stockholders as of the record date 92% of our issued and outstanding shares of common stock that it owns as of the time of the Distribution. Following the Distribution, we will be a separate company from RemainCo, and RemainCo will retain 8% of the issued and outstanding shares of our common stock as of the time of the Distribution. The number of shares of RemainCo common stock you own will not change as a result of the Distribution.
Q:
What is being distributed in the Distribution?

A:
Approximately 13,100,190 shares of our common stock will be distributed in the Distribution, based upon the number of shares of RemainCo common stock outstanding as of April 29, 2024. The shares of SpinCo’s common stock to be distributed by RemainCo will constitute 92% of our issued and outstanding shares of common stock as of the time of the Distribution. For more information on the shares of common stock being distributed in the Distribution, see “Description of Our Capital Stock.”

Q:
What will holders of RemainCo common stock receive in the Distribution?

A:
Holders of shares of RemainCo common stock will receive a distribution of one share of SpinCo common stock for every four shares of RemainCo common stock held by them on the record date. For a more detailed description, see “The Separation and Distribution.”

Q:
What is the record date for the Distribution?

A:
Record ownership will be determined as of the close of business, New York City time, on May 17, 2024, which we refer to as the record date. The person in whose name shares of RemainCo common stock are registered at the close of business on the record date is the person to whom the shares of SpinCo’s common stock will be issued in the Distribution.

Q:
When will the Distribution occur?

A:
We expect that our shares of common stock will be distributed by the distribution agent, on behalf of RemainCo, effective at 11:59 p.m., New York City time, on May 29, 2024, which we refer to as the “Distribution date.”

Q:
What will the relationship between RemainCo and us be following the Distribution?

A:
Following the Distribution, we will be a public company and RemainCo will retain 8% of the issued and outstanding shares of our common stock as of the time of the Distribution. In connection with the Separation and the Distribution, we and Inhibrx, Inc. entered into a Distribution Agreement for the purpose of accomplishing, among other things, the Separation of the business of SpinCo and the Distribution of 92% of our issued and outstanding shares of common stock as of the time of the Distribution to RemainCo’s common stockholders. On or prior to the Distribution date, we will enter into a transition services agreement with RemainCo (the “Transition Services Agreement”), pursuant to which we will provide certain transition services to RemainCo, and a pharmacovigilance agreement with RemainCo (the “Pharmacovigilance Agreement”), pursuant to which the parties will implement processes and procedures for sharing information as required for each party’s compliance with its regulatory and pharmacovigilance responsibilities. Under the Distribution Agreement, each of RemainCo and SpinCo agrees to indemnify, defend and hold harmless the other party, and its affiliates and certain representatives, from and after the Distribution date, from losses in connection with, among other things, (i) the liabilities assigned to, or retained by, the other party, as applicable, or (ii) the breach by such party of the Distribution Agreement. Each of RemainCo and SpinCo agreed to release the other party from, among other things, any and all liabilities existing or arising from any acts or events occurring or failing to occur on or prior to the Distribution, including in connection with the Separation, the Distribution or any other transactions contemplated under the Distribution Agreement and the Transition Services Agreement, and each of RemainCo and SpinCo agreed not to bring any proceeding or claim against the other party in respect of such liabilities. We will also be party to other arrangements with RemainCo.
See “Certain Relationships and Related Party Transactions — Policies and Procedures on Related Party Transactions” for a discussion of the policy that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with RemainCo.
Q:
What do I have to do to participate in the Distribution?

A:
No action is required on the part of RemainCo stockholders. Stockholders of RemainCo on the record date for the Distribution are not required to pay any cash or deliver any other consideration, including any shares of RemainCo common stock, for shares of our common stock distributable to them in the Distribution.

Q:
How will fractional shares be treated in the Distribution?

A:
If you would be entitled to receive a fractional share of our common stock in the Distribution, you will instead receive a cash payment. See “The Separation and Distribution — Manner of Effecting the Distribution” for an explanation of how the cash payments will be determined.

Q:
How will RemainCo distribute shares of SpinCo common stock to me?

A:
Holders of shares of RemainCo common stock as of the record date who own shares of RemainCo common stock in registered form will receive shares of SpinCo common stock in book-entry form. Stockholders who own shares of RemainCo common stock through a broker or other nominee will receive a credit to their accounts by the broker or other nominee for their shares. See “The Separation and Distribution — Manner of Effecting the Distribution” for a more detailed explanation.

Q:
What are holders of RemainCo’s 2022 Warrants and RemainCo’s 2020 Warrants entitled to receive in connection with the Distribution?

A:
Pursuant to the terms of RemainCo’s 2022 Warrants, if the exercise price of such warrants is less than the closing price of a share of Inhibrx, Inc.’s common stock on the business day before the record date for the Distribution, the warrants will automatically be exercised on a cashless basis on the day before the record date for the Distribution. In such case, the holder of such warrants would be a RemainCo stockholder as of the record date and receive shares of SpinCo common stock in the Distribution. If, however, the exercise price of such warrants is greater than or equal to the closing price of a share of Inhibrx, Inc.’s common stock on the business day before the record date for the Distribution, the terms of RemainCo’s 2022 Warrants provide that such warrants shall terminate and expire immediately prior to the consummation of the Merger and the holder of such warrants shall not receive any shares of SpinCo common stock. Based on the last reported trading price of $34.05 per share of Inhibrx, Inc. common stock on May 13, 2024, we have assumed, for purposes of this information statement, that RemainCo’s 2022 Warrants will not be automatically exercised and will terminate and expire immediately prior to the consummation of the Merger. Therefore, we have assumed that the holder of RemainCo’s 2022 Warrants will not receive shares of SpinCo common stock in the Distribution.

Following the Distribution and prior to the closing of the Merger, pursuant to the terms of RemainCo’s 2020 Warrants, the holder of RemainCo’s 2020 Warrants is entitled to receive the number of shares of SpinCo common stock that the holder of such 2020 Warrants would have been entitled to receive in the Distribution had such 2020 Warrants been fully exercised on a cash basis on the day before the record date for the Distribution. To the extent RemainCo’s 2020 Warrants are exercised prior to the record date for the Distribution, the holder of such warrants will be a RemainCo stockholder as of the record date and receive shares of SpinCo common stock in the Distribution. Based upon the number of RemainCo 2020 Warrants outstanding as of April 29, 2024, and assuming no such warrants are exercised prior to the record date for the Distribution, up to an aggregate of 1,838 shares of SpinCo common stock will be issued to the holder of RemainCo’s 2020 Warrants pursuant to the terms of such 2020 Warrants following the Distribution and prior to the closing of the Merger.
Q:
What will holders of RemainCo’s 2023 Warrants be entitled to receive in connection with the Distribution?

A:
The holders of RemainCo’s 2023 Warrants will not participate in the Distribution in respect of such 2023 Warrants. Following the Distribution and prior to the closing of the Merger, pursuant to the terms of RemainCo’s 2023 Warrants, holders of RemainCo’s 2023 Warrants outstanding as of the record date will receive SpinCo Warrants exercisable for up to an aggregate of 991,849 shares of SpinCo common stock. To the extent that any holder of the RemainCo 2023 Warrants exercises its RemainCo 2023 Warrants prior to the record date, such holder will be entitled to receive shares of SpinCo common stock in the Distribution as a RemainCo stockholder rather than SpinCo Warrants. For more information on the SpinCo Warrants, see “Description of Our Capital Stock — SpinCo Warrants.”

Q:
What is the Merger and what effects will it have on RemainCo?

A:
The Merger is the acquisition of RemainCo by Acquirer following the Separation and Distribution, which will be accomplished through the merger of Merger Sub with and into RemainCo, with RemainCo continuing as the surviving company. If the Merger is completed, for each share of RemainCo common stock that you own at the closing of the Merger, you will be entitled to receive (i) $30.00 in cash and (ii) one contingent value right pursuant to the CVR Agreement, by and between Acquirer and Continental Stock Transfer & Trust Company, representing the right to receive a contingent payment of $5.00 in cash if a regulatory milestone is achieved (such cash and contingent value right, together, the “Merger Consideration”).

If the proposal to adopt the Merger Agreement and the Distribution Agreement is approved by RemainCo stockholders and the other closing conditions under the Merger Agreement and the Distribution Agreement have been satisfied or waived, (i) the Separation and the Distribution will be consummated, (ii) the Merger will be consummated and (iii) thereafter, RemainCo will no longer be a publicly held company. In addition, following the completion of the Merger, (i) the shares of RemainCo common stock will be delisted from the Nasdaq Global Market and deregistered under the Exchange Act, and RemainCo will no longer file periodic reports with the SEC on account of shares of RemainCo common stock, and (ii) SpinCo will be a separate, publicly held company.
Q:
What effects will the Spin-Off and Merger have on RemainCo Stock Options?

A:
In connection with the Spin-Off, each Inhibrx Stock Option will, as required under the Inhibrx Equity Incentive Plan, be adjusted in connection with the Distribution to remain an outstanding option on RemainCo common stock. Inhibrx Stock Option holders are not entitled to any shares of SpinCo common stock in respect of their Inhibrx Stock Options in the Distribution.

On completion of the Merger, RemainCo Stock Options outstanding immediately prior to the Merger, whether or not then vested:
(i)
having an exercise price per share that is equal to or less than $30.00 will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the product of (x) the total number of shares of RemainCo common stock subject to such RemainCo Stock Option immediately prior to the Merger, multiplied by (y) the excess of (I) $30.00 over (II) the exercise price payable per share of RemainCo common stock under such RemainCo Stock Option, and (b) one (1) CVR for each share of RemainCo common stock subject to such RemainCo Stock Option;
(ii)
having an exercise price per share that is equal to or greater than $30.00 and less than the Merger Consideration will be cancelled. If the CVR milestone is achieved, the cash amount to be paid in respect of such RemainCo Stock Option in respect of the CVR will be equal to the product of the CVR milestone payment (reduced by the amount by which the per share exercise price of each such RemainCo Stock Option exceeded $30.00) and the number of CVRs held by such holder; and

(iii)
having an exercise price per share that is equal to or greater than the Merger Consideration will be cancelled without payment.

Q:
What conditions must be satisfied to complete the Spin-Off?

A:
The Spin-Off is subject to the satisfaction or waiver by RemainCo and SpinCo of each of the following conditions:

•
satisfaction or waiver of the conditions precedent in the Merger Agreement to the consummation of the Merger other than the completion of the Distribution and any conditions that can only be satisfied at the closing of the Merger (provided that such conditions are then capable of being satisfied) and confirmation in writing by Acquirer that it is prepared to consummate the Merger, subject only to the consummation of the Distribution;

•
continuing effectiveness of the registration statement in connection with the Distribution by the SEC, no stop order or proceedings to suspend its effectiveness, and mailing of the information statement to holders of shares of RemainCo common stock as of the record date;

•
acceptance for listing on a national securities exchange of shares of SpinCo common stock;

•
no injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no law shall have been adopted or be effective preventing consummation of the Separation, the Distribution or the Merger;

•
execution of the Transition Services Agreement to be entered into between RemainCo and SpinCo; and

•
effectiveness in all material respects of the Separation.

The Separation and Distribution Agreement provides that RemainCo may waive any of the conditions to the Spin-Off and proceed with the Spin-Off even if all such conditions have not been met. If RemainCo waives any such condition and the Spin-Off is completed, such waiver could have a material adverse effect on SpinCo’s business, financial condition or results of operations or the ability of stockholders to sell their shares after the Spin-Off, including, without limitation, as a result of illiquid trading due to the failure of SpinCo common stock to be accepted for listing on a national securities exchange. Notwithstanding RemainCo’s contractual ability to waive the conditions in the Separation and Distribution Agreement, RemainCo cannot proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Separation or the Distribution, if the registration statement on Form 10 of which this information statement is a part is not declared effective by the Securities and Exchange Commission, or if such registration statement does not remain effective. However, RemainCo, as a public company, could still proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Merger.
Q:
What is the reason for the Spin-Off?

A:
The potential benefits and reasons considered by RemainCo’s board of directors in making the determination to consummate the Spin-Off include the following:

•
the spin-off of RemainCo’s assets and liabilities primarily related to INBRX-105, INBRX-106 and INBRX-109 was proposed by RemainCo as a condition to the Merger;

x

•
given Acquirer’s desire to acquire only the assets and liabilities primarily related to Inhibrx, Inc.’s INBRX-101, the Spin-Off, in combination with the Merger, is more tax advantageous to RemainCo’s stockholders as compared to a direct sale of the INBRX-101 assets by RemainCo because the Spin-Off, in combination with the Merger, avoids subjecting the proceeds paid by Acquirer for INBRX-101 to the corporate-level income tax that would otherwise apply if RemainCo, as opposed to its shareholders, had received such proceeds on a direct sale of the INBRX-101 assets; thereby, providing the RemainCo stockholders with more after-tax value;

•
the RemainCo board of directors’ assessment that the assets to be transferred to SpinCo in the Spin-Off are valuable and that the Spin-Off provides the most attractive option for investors to receive value for these assets, including with respect to the potential commercialization and future profitability of SpinCo’s portfolio;

•
the fact that stockholders of RemainCo and certain warrantholders would receive securities of SpinCo in addition to the consideration being paid in the Merger, allowing stockholders of RemainCo and certain warrantholders to continue to recognize value from Inhibrx, Inc.’s assets and liabilities primarily related to INBRX-105, INBRX-106 and INBRX-109; and

•
RemainCo’s board of directors considered the overall value of the Merger and the Spin-Off in the context of current market activity, RemainCo’s performance in the development of its INBRX-101 and changes in general economic and political conditions and timing for RemainCo to explore a potential strategic transaction, including in light of recent trends toward industry consolidation and the impact of market volatility on RemainCo. The RemainCo board of directors concluded that it was an opportune time for RemainCo to consider a sale of RemainCo and a spin-off of SpinCo in light of these factors.

In addition, RemainCo’s board of directors also considered certain aspects of the Spin-Off that may be adverse to SpinCo. SpinCo’s shares of common stock may come under selling pressure as certain RemainCo stockholders sell their SpinCo shares because they are not interested in holding an investment in SpinCo’s businesses. Moreover, certain factors such as the size and expected market value of SpinCo may limit investors’ ability to appropriately value SpinCo’s shares of common stock. Because SpinCo will no longer be part of RemainCo, the Spin-Off also will eliminate the ability of SpinCo to pursue cross-company business initiatives with the businesses that will be owned by RemainCo. In addition, after the Spin-Off, SpinCo will not own any rights to the RemainCo Business, including those assets and liabilities associated with INBRX-101. Finally, as a result of the Spin-Off, SpinCo will bear incremental costs associated with the Spin-Off and being a publicly held company.
Q:
What are the federal income tax consequences to me of the Distribution?

A:
Under U.S. federal income tax laws, a U.S. holder (as defined in “The Separation and Distribution —  Certain U.S. Federal Income Tax Consequences” of this information statement) must include in its gross income the gross amount of any dividend paid by RemainCo to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). RemainCo has not calculated earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. holders should expect to treat the Distribution as a dividend. RemainCo or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the Distribution payable to Non-U.S. holders (as defined in “The Separation and Distribution —  Certain U.S. Federal Income Tax Consequences” of this information statement), and any such withholding would be satisfied by RemainCo or such agent by withholding and selling a portion of the SpinCo shares that otherwise would be distributable to Non-U.S. holders or by withholding from other property held in the Non-U.S. holder’s account with the withholding agent. See “The Separation and Distribution — Certain U.S. Federal Income Tax Consequences” for further information.

Q:
How will SpinCo be financed?

A:
Prior to the effective time of the Distribution, Acquirer or an affiliate of Acquirer shall deposit into an escrow account an amount in cash equal to $200 million, minus the sum of the amount of marketable securities, cash, and cash equivalents contained in any accounts held by SpinCo as of the close of business on the day prior to the effective time of the Distribution, minus the amount, if any, by which RemainCo’s closing debt exceeds RemainCo’s signing debt. Immediately prior to the effective time of the Distribution, RemainCo will contribute the right to receive the cash held in such escrow account to SpinCo, and following the effective time of the Merger such funds will be released to SpinCo. RemainCo’s liabilities under the Distribution Agreement include payment of certain expenses payable at closing of the Spin-Off and the Merger. Except as otherwise set forth in the Distribution Agreement or the Transition Services Agreement, RemainCo and SpinCo will each bear its own costs and expenses incurred after the Distribution. Following the deductions and adjustments described above, we anticipate that SpinCo will have approximately $200 million in cash as of the Distribution date, notwithstanding any costs and expenses related to the Distribution.
In connection with the Merger, Acquirer will satisfy and discharge Inhibrx, Inc.’s outstanding third-party indebtedness. We do not anticipate that SpinCo will have any outstanding third-party indebtedness at the time of the Distribution.
Q:
Does SpinCo intend to pay cash dividends?

A:
No. We do not expect to pay any cash dividends on our common stock in the foreseeable future. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law.

Q:
How will the shares of SpinCo common stock trade?

A:
There is not currently a public market for our shares of common stock. We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol “INBX,” which is currently the symbol for the shares of common stock of Inhibrx, Inc. We expect that our shares of common stock will be temporarily listed on the Nasdaq Global Market under the symbol “INXB” until the business day after the completion of the Merger. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our shares of common stock will end and regular-way trading will begin.

Q:
What is “regular-way” and “ex-distribution” trading?

A:
It is also anticipated that after the date of RemainCo’s stockholder meeting to approve the Merger and through the Distribution date, there will be two markets in shares of RemainCo common stock: a “regular-way” market and an “ex-distribution” market. Shares of RemainCo common stock that trade on the regular-way market will trade with an entitlement to shares of SpinCo common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of SpinCo common stock distributed pursuant to the Distribution. Therefore, if you sell shares of RemainCo common stock in the regular-way market up to and including the Distribution date, you will be selling your right to receive shares of SpinCo common stock in the Distribution. However, if you own shares of RemainCo common stock as of the close of business, New York City time on the record date and sell those shares on the ex-distribution market up to and including the Distribution date, you will still receive the shares of SpinCo common stock that you would otherwise be entitled to receive pursuant to your ownership of shares of RemainCo common stock because you owned these shares as of the close of business, New York City time, on the record date. If you hold shares of RemainCo common stock on the record date and you decide to sell your shares before the Distribution date, you should make sure your broker, bank or other nominee understands whether you want to sell your shares of RemainCo common stock with or without your entitlement to receive shares of SpinCo common stock pursuant to the Distribution. The combined trading prices of shares of RemainCo common stock and SpinCo common stock after the Distribution may be lower than the trading price of shares of RemainCo common stock prior to the Distribution. See “Risk Factors” beginning on page 11.

Q:
What will govern my rights as a SpinCo stockholder?

A:
Your rights as a SpinCo stockholder will be governed by Delaware law, as well as SpinCo’s certificate of incorporation and bylaws. At the time of the Spin-Off, stockholder rights between the existing RemainCo common stock and SpinCo common stock will be substantially the same. For additional details regarding SpinCo common stock and SpinCo stockholder rights, see “Description of Our Capital Stock.”

Q:
Do I have appraisal rights?

A:
No. Holders of shares of RemainCo common stock are not entitled to appraisal rights in connection with the Distribution.

Q:
Who is the transfer agent for the SpinCo common stock?

A:
Continental Stock Transfer & Trust Company will be the transfer agent for the SpinCo common stock.

Q:
Where can I get more information?

A:
If you have questions relating to the mechanics of the Distribution of shares of SpinCo common stock, you should contact the distribution agent:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Telephone: (800) 509-5586
Corporate website: www.continentalstock.com
If you have questions relating to the Distribution or regarding SpinCo, you should contact:
Inhibrx, Inc.
Investor Relations
Kelly Deck, CPA CFO
11025 N. Torrey Pines Road, Suite 140
La Jolla, CA 92037
Telephone: (858) 795-4260

INFORMATION STATEMENT SUMMARY
The following is a summary of certain of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by more detailed information contained elsewhere in this information statement, which should be read in its entirety. Please refer to the section entitled “Risk Factors” for a discussion of risks related to SpinCo and the Distribution.
Unless the context otherwise requires, all references to “we”, “us”, “our”, “SpinCo” or the “Company” refer to Inhibrx Biosciences, Inc. Where we describe our business activities in this information statement, we do so as if the Separation and Distribution have already occurred. All references to “Acquirer” refer to Aventis Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Sanofi S.A. The Merger Agreement provides for the acquisition by Acquirer of RemainCo (which we refer to as the “Merger”), which will be accomplished through the merger of Merger Sub with and into RemainCo, with RemainCo continuing as the surviving company.
Overview
We are a clinical-stage biopharmaceutical company with a pipeline of novel biologic therapeutic candidates, developed using our proprietary modular protein engineering platforms.
We leverage our innovative protein engineering technologies and deep understanding of target biology to create therapeutic candidates with attributes and mechanisms superior to current approaches and applicable to a range of challenging, validated targets with high potential.
Current Clinical Pipeline
Our current clinical pipeline of therapeutic candidates includes INBRX-109 and INBRX-106, both of which utilize our multivalent formats where the precise valency can be optimized in a target-centric way to mediate what we believe to be the most appropriate agonist function.

*
Currently being investigated in colorectal and gastric adenocarcinomas, malignant pleural mesothelioma, chondrosarcoma and synovial sarcoma.

**
Currently being investigated in patients with non-small cell lung cancer, or NSCLC, and head and neck squamous cell carcinoma, or HNSCC.

Discontinuation of INBRX-105
We have decided to terminate our INBRX-105 program, a tetravalent programmed death-ligand 1, or PD-L1, targeted 4-1BB agonist. During the length of our Phase 1/2 trial, we dosed approximately 150 patients. We initially observed single agent complete and partial responses in non-small cell lung cancer, or NSCLC, and head and neck squamous cell carcinoma, or HNSCC. We also observed partial responses with INBRX-105 in combination with Keytruda® (pembrolizumab). However, after evaluation of the totality of the data from the expansion cohorts, we concluded the initial signal was not sufficiently validated to support the continuation of this program. We are in the process of winding down the clinical trial and expect it to be complete within the first half of 2024.
See the section entitled “Business” included in this information statement for an in-depth discussion of our development programs and therapeutic candidates.
Our Leadership Team
We have assembled a team with deep scientific, manufacturing, and clinical experience in discovering and developing protein therapeutics, as well as an accomplished commercial team with the expertise to successfully bring our therapeutic candidates, if approved, to market. Our in-house capabilities span the disciplines of discovery, protein engineering, cell biology, translational research, chemistry, manufacturing and controls, or CMC, clinical development, and commercialization. Members of our team bring experience from multiple organizations including Genentech, Inc., Gilead Sciences, Inc., Merck & Co., Novartis AG, Pfizer Inc. and Roche. Our board of directors is comprised of individuals with proven business and scientific accomplishments and significant operating knowledge of our company.
Our Strategy
Our mission is to discover and develop effective biologic treatments for people with life-threatening conditions and to evolve SpinCo into a commercial-stage biopharmaceutical company with a differentiated and sustainable product portfolio by focusing on the following:
•
Rapidly advance and optimize the clinical development of our lead programs.   Each of our clinical programs has key data or milestone events expected in 2024/2025. Since entering the clinic, we have made great strides.

•
Apply our protein engineering platforms to create differentiated, next-generation therapeutics in focused disease areas with particular emphasis on oncology.   We continue to focus our internal clinical development where we believe we can create effective and flexible solutions to address the challenges of validated targets in areas with a high unmet medical need. Our modular protein engineering platforms enable us to efficiently identify optional therapeutic formats customized to the target biology.

•
Maintain our culture of innovation, execution and efficiency.   We have successfully built an innovative culture that encourages scientific risk-taking within the bounds of our data-driven philosophy. This enables our research and development team to discover numerous promising preclinical candidates cost effectively, from which we select what we believe are highly differentiated programs for clinical development.

•
Maximize the potential of our therapeutic pipeline.   We have a disciplined strategy to maximize the potential of our therapeutic pipeline in order to bring the greatest value to our shareholders and the most significant impact to patients. We are continuously looking to streamline operations to increase efficiency and to ensure maximum value is achieved with the capital we raise. Additionally, we will enter into strategic partnerships and transactions in instances where we believe partnering will accelerate our development timelines and/or maximize the commercial potential of any approved therapeutic candidate.

Summary of Risk Factors
An investment in SpinCo’s common stock is subject to a number of risks, including risks related to our therapeutic candidates, risks related to the Separation and Distribution, risks related to our business and risks related to our common stock. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.
Risks Related to Our Financial Condition and Need for Additional Capital
•
We have a limited operating history, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate product revenue or become profitable, or if we achieve profitability, we may not be able to sustain it.

•
Biotechnology product development is a highly speculative undertaking and involves a substantial degree of uncertainty. We have never generated any revenue from product sales and may never be profitable.

•
We expect we will need to raise substantial additional funds to advance development of our therapeutic candidates, and we cannot guarantee this additional funding will be available on acceptable terms or at all. Failure to obtain this funding when needed may force us to delay, limit or terminate our development efforts and, if any of our therapeutic candidates are approved, our commercialization efforts.

•
We may be adversely affected by the effects of inflation.

Risks Related to the Development, Clinical Testing and Commercialization of Our Therapeutic Candidates
•
Our therapeutic candidates are in various stages of development and may fail or suffer delays (such as our partial clinical hold experienced in 2023 for INBRX-109) that may materially and adversely affect their commercial viability. If we are unable to advance our therapeutic candidates through clinical development, obtain marketing approval and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development, including development in trials, of any of our therapeutic candidates.

•
The results of preclinical studies and early-stage clinical trials of our therapeutic candidates may not be predictive of the results of later stage clinical trials. Initial results or observations in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

•
Our therapeutic candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any. We have observed serious adverse events in our trials completed to date for INBRX-109 and INBRX-106. Please see the section entitled “Business — Our Pipeline — INBRX-109” and “Business — Our Pipeline — INBRX-106” for more information.

•
The market opportunities for any current or future therapeutic candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed such that our therapeutic candidates may be approved only as second-line or third-line therapies. We expect to initially seek approval of certain of our therapeutic candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that therapeutic candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials. The market opportunity for a second-line or third-line therapy may be small or smaller than we expect.

•
Our approach to the discovery and development of product candidates is based on our proprietary modular protein engineering platforms and is novel and unproven, and the cost and time to develop them and the likelihood of success may be more uncertain than if we had employed more established drug development approaches.
•
We rely on third parties to conduct a portion of our clinical trials and certain of our nonclinical studies. If these third parties do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.

Risks Related to Our Organization and Operations
•
We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the therapeutic candidates we develop, our commercial opportunities will be negatively impacted.

•
Our business, the conduct of our clinical trials, results of operations, financial condition, and prospects may be adversely affected by the widespread outbreak of an illness or any other communicable disease, or any other public health crisis, including the coronavirus disease.

Risks Related to Intellectual Property
•
If we are not able to obtain and enforce patent protection for our technologies or therapeutic candidates, development and commercialization of our therapeutic candidates may be adversely affected.

Risks Related to Government Regulation
•
We may be unable to obtain marketing approval for any product that we may develop and the marketing approval processes of the FDA and other comparable regulatory authorities outside the United States are lengthy, time consuming and inherently unpredictable.

Risks Related to Ownership of Our Common Stock
•
We do not know whether an active, liquid and orderly trading market will develop or be sustained for our common stock and as a result it may be difficult for you to sell your shares of our common stock.

•
We expect that our stock price may fluctuate significantly.

•
Our executive officers, directors and holders of more than 5% of our capital stock are expected to own a significant percentage of our stock and will be able to exercise significant control over matters subject to stockholder approval.

•
Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Risks Related to the Distribution
•
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Distribution.

Corporate Information
SpinCo was incorporated on January 8, 2024 under the laws of the State of Delaware as a direct, wholly-owned subsidiary of Inhibrx, Inc. We changed our name from Ibex SpinCo, Inc. to Inhibrx Biosciences, Inc. on January 25, 2024. Our corporate headquarters are located at 11025 N. Torrey Pines Road, Suite 140, La Jolla, CA 92037, and our telephone number is (858) 795-4220. Our website address is www.inhibrx.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this information statement.
Following the Separation and Distribution, we will have proprietary rights to a number of trademarks used in this information statement which are important to our business, including the Inhibrx logo. Solely for convenience, the trademarks and trade names in this information statement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this information statement are the property of their respective owners.
Implications of Being an Emerging Growth Company
We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements otherwise applicable to public companies. These provisions include, but are not limited to:
•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may rely on the relief provided by these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the Distribution. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this information statement is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.
Implications of Being a Smaller Reporting Company
Additionally, we are a “smaller reporting company,” meaning that the market value of our shares of common stock held by non-affiliates is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company as long as either (i) the market value of our shares of common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our shares of common stock held by non-affiliates is less than $700 million.

Summary of the Separation and Distribution
Please see “The Separation and Distribution” for a more detailed description of the matters described below.
Distributing Company
RemainCo, which is a clinical-stage biopharmaceutical company that will continue to hold, among other assets, those primarily related to INBRX-101 after the Distribution.
Distributed Company
Inhibrx Biosciences, Inc., as described in this information statement.
Distribution Ratio
Each holder of shares of RemainCo common stock on the record date will receive a distribution of one share of our common stock for every four shares of RemainCo common stock held on the record date.
Securities to be Distributed
Based on 52,400,759 shares of RemainCo common stock outstanding on April 29, 2024, we estimate approximately 13,100,190 of our shares of common stock will be distributed. The shares of common stock to be distributed will constitute 92% of our issued and outstanding shares of common stock as of the time of the Distribution. Following the Distribution, we will be a separate company from RemainCo, and RemainCo will retain 8% of the issued and outstanding shares of our common stock as of the time of the Distribution.
Fractional Shares
No fractional shares of common stock will be distributed. Fractional shares of common stock will be aggregated into whole shares of common stock of SpinCo and sold in the public market at then-prevailing market prices by the distribution agent, and stockholders will receive a cash payment in lieu of a fractional share. The aggregate net cash proceeds of this sale will be distributed ratably to the stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.
Distribution Agent, Transfer Agent and Registrar for the Shares
Continental Stock Transfer & Trust Company will be the distribution agent, transfer agent and registrar for our shares of common stock.
Record Date
The record date is the close of business New York City time, on May 17, 2024.
Distribution Date
11:59 p.m., New York City time, on May 29, 2024.
Certain U.S. Federal Income Tax Consequences of the Distribution
Under U.S. federal income tax laws, a U.S. holder (as defined in “The Separation and Distribution-Certain U.S. Federal Income Tax Consequences” of this information statement) must include in its gross income the gross amount of any distribution paid by RemainCo to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). RemainCo has not calculated earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. holders should expect to treat the Distribution as a dividend. RemainCo or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the Distribution payable to Non-U.S. holders (as defined in “The Separation and Distribution — Certain U.S. Federal Income Tax Consequences” of this information statement), and any such withholding would be satisfied by RemainCo or such agent by withholding and selling a portion of the SpinCo shares that otherwise would be distributable to Non-U.S. holders or by withholding from other property held in the Non-U.S. holder’s account with the withholding agent. See “The Separation and Distribution — Certain U.S. Federal Income Tax Consequences” for further information.
Stock Exchange Listing
There is not currently a public market for our shares of common stock. We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol “INBX,” which is currently the symbol for the shares of common stock of Inhibrx, Inc. We expect that our shares of common stock will be temporarily listed on the Nasdaq Global Market under the symbol “INXB” until the business day after the completion of the Merger. It is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution date, when-issued trading in respect of our shares of common stock will end and regular-way trading will begin.
Relationship between RemainCo and Us after the Distribution
Following the Distribution, we will be a public company and RemainCo will retain 8% of the issued and outstanding shares of our common stock as of the time of the Distribution. Prior to the Distribution, we and Inhibrx, Inc. entered into the Distribution Agreement. On or prior to the Distribution date, we will enter into the Transition Services Agreement with RemainCo, pursuant to which we will provide certain transition services to RemainCo, and the Pharmacovigilance Agreement with RemainCo, pursuant to which the parties will implement processes and procedures for sharing information as required for each party’s compliance with its regulatory and pharmacovigilance responsibilities. The Distribution Agreement also includes an agreement that we and RemainCo provide each other with certain indemnities with respect to liabilities arising out of the assets and liabilities being assumed or retained by each party. See “Certain Relationships and Related Party Transactions” for a discussion of our other related party arrangements and the policies that will be in place for dealing with potential conflicts of interest that may arise from our ongoing relationship with RemainCo.
Conditions to the Separation and Distribution
The Separation and Distribution is subject to the satisfaction or waiver by RemainCo and SpinCo of certain conditions, including, among other things, the satisfaction or waiver of the conditions precedent in the Merger Agreement to the consummation of the Merger other than the completion of the Distribution and any conditions that can only be satisfied at the closing of the Merger (provided that such conditions are then capable of being satisfied), the continuing effectiveness of the registration statement in connection with the

Distribution by the SEC, acceptance for listing on a national securities exchange of shares of SpinCo common stock and the execution of the Transition Services Agreement. See “The Separation and Distribution — The Distribution Agreement” for more information on the conditions to the Separation and Distribution.
Post-Distribution Dividend Policy
We do not expect to pay any cash dividends on our common stock in the foreseeable future. All decisions regarding the payment of dividends will be made by our board of directors from time to time in accordance with applicable law.
Risk Factors
Stockholders should carefully consider the matters discussed under “Risk Factors.”
Except as otherwise indicated, all of the information in this information statement assumes that, based on 52,400,759 shares of RemainCo common stock outstanding on April 29, 2024, RemainCo will distribute 13,100,190 shares of our common stock in the Distribution and that RemainCo will retain 1,139,147 shares of our common stock. Following the Distribution and prior to the effective time of the Merger, holders of RemainCo’s 2020 Warrants may be issued up to 1,838 shares of our common stock pursuant to the terms of the 2020 Warrants and holders of RemainCo’s 2023 Warrants may be issued SpinCo Warrants exercisable for up to an aggregate of 991,849 shares of our common stock pursuant to the terms of the 2023 Warrants. In addition, we have reserved approximately 4,000,000 shares for future grants under our Omnibus Incentive Plan.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
The following tables summarize the historical financial data of Inhibrx, Inc. (the accounting predecessor to SpinCo) and the unaudited pro forma condensed consolidated financial data of SpinCo (the accounting successor to Inhibrx, Inc.). Notwithstanding the legal form of the Spin-Off, because a wholly-owned subsidiary of Acquirer will merge with and into RemainCo immediately following the Distribution, because no senior management of Inhibrx, Inc. will be retained by RemainCo following the Distribution and the relative size of SpinCo’s operations relative to the RemainCo Business, we consider SpinCo as divesting the RemainCo Business and have treated it as the “accounting successor” to Inhibrx, Inc. for financial reporting purposes in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs.
The summary historical consolidated balance sheet data as of March 31, 2024, and the summary historical consolidated statement of operations data for the three months ended March 31, 2024 and 2023, are derived from Inhibrx Inc.’s unaudited condensed consolidated financial statements included elsewhere in this information statement. The summary historical consolidated balance sheet data as of December 31, 2023 and 2022, and the summary historical consolidated statement of operations data for the years ended December 31, 2023 and 2022, are derived from Inhibrx Inc.’s audited consolidated financial statements included elsewhere in this information statement.
The summary unaudited pro forma condensed consolidated balance sheet data as of March 31, 2024, and the summary unaudited pro forma condensed consolidated statement of operations data for the three months ended March 31, 2024 and the year ended December 31, 2023, are derived from SpinCo’s unaudited pro forma condensed consolidated financial statements included elsewhere in this information statement. The summary unaudited pro forma condensed consolidated financial data is presented assuming the completion of all of the transactions described in this information statement, including the Separation and Distribution.
The historical and pro forma results set forth below may not be indicative of SpinCo’s future performance as a stand-alone company following the Separation and Distribution. The selected historical consolidated financial data in this section is not intended to replace Inhibrx, Inc.’s consolidated financial statements and the related notes or SpinCo’s supplemental historical combined financial statements and the related notes and should be read in conjunction with the information in “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx Biosciences (A Business of Inhibrx, Inc.) (Supplemental),” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” the historical consolidated financial statements of Inhibrx, Inc. and the notes thereto and the supplemental historical combined financial statements of SpinCo and the notes thereto included elsewhere in this information statement. For factors that could cause actual results to differ materially from those presented in the summary historical and unaudited pro forma consolidated financial data, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Consolidated Statements of Operations
	Pro Forma		Historical
	Three Months Ended March 31, 2024	Year Ended December 31, 2023	Three Months Ended March 31,		Years Ended December 31,
			2024	2023	2023	2022
	(Unaudited)		(Unaudited)
	(In thousands, except per share amounts)
Revenue:
License fee revenue	$—	$1,634	$—	$17	$1,800	$2,178
Grant revenue	—	—	—	—	—	14
Total revenue	—	1,634	—	17	1,800	2,192
Operating expenses:
Research and development	43,898	172,926	63,851	37,386	191,640	110,186
General and administrative	9,606	111,357	9,974	6,397	29,381	21,123
Total operating expenses	53,504	284,283	73,825	43,783	221,021	131,309
Loss from operations	(53,504)	(282,649)	(73,825)	(43,766)	(219,221)	(129,117)
Other income (expense):
Interest income (expense), net	3,304	11,917	(4,826)	(5,080)	(19,923)	(16,107)
Other income (expense), net	(59)	1,690,020	(59)	(70)	(580)	1
Total other expense	3,245	1,701,937	(4,885)	(5,150)	(20,503)	(16,106)
Income (loss) before provision for income taxes	(50,259)	1,419,288	(78,710)	(48,916)	(239,724)	(145,223)
Provision for income taxes	1,814	(17,774)	—	—	3	3
Loss on equity method investment	—	1,634	—	—	1,634	—
Net income (loss)	(52,073)	1,435,428	(78,710)	(48,916)	(241,361)	(145,226)
Net loss per share, basic and diluted	$(3.46)	$98.64	$(1.44)	$(1.12)	$(5.12)	$(3.62)
Weighted-average shares of common stock outstanding, basic and diluted	15,060	14,553	54,544	43,575	47,130	40,108
Consolidated Balance Sheet Data
	Pro Forma	Historical
	As of March 31, 2024	As of March 31, 2024	As of December 31,
			2023	2022
	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$252,483	$252,483	$277,924	$273,865
Current portion of long-term debt, net of discount	—	3,632	—	—
Long-term debt, including final fee payment	—	204,578	206,968	202,069

RISK FACTORS
In connection with any investment decision with respect to our securities, you should carefully consider the risk factors described below, as well as general economic and business risks and the other information contained in this information statement. The occurrence of any of the events or circumstances described below or other adverse events could have a material adverse effect on our business, results of operations and financial condition and could cause the trading price of our common shares to decline. Additional risks or uncertainties not presently known to us or that we currently deem immaterial may also harm our business.
Risks Related to Our Financial Condition and Need for Additional Capital
We have a limited operating history, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate product revenue or become profitable, or if we achieve profitability, we may not be able to sustain it.
We are a clinical-stage biopharmaceutical company. To date, we have financed our operations through equity and debt financings, license and milestone revenue and grants. We have incurred significant recurring operating losses since our inception. Our net loss for the three months ended March 31, 2024 was $78.7 million and our net loss of the year ended December 31, 2023 was $241.4 million. As of March 31, 2024, we had an accumulated deficit of $692.4 million. We expect to incur additional losses in future years as we execute our plan to continue our discovery, research and development activities, including the manufacturing of and ongoing and planned preclinical and clinical development and commercialization of our therapeutic candidates. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.
Biotechnology product development is a highly speculative undertaking and involves a substantial degree of uncertainty. We have never generated any revenue from product sales and may never be profitable.
We have devoted substantially all of our financial resources and efforts to developing our therapeutic candidates, identifying potential therapeutic candidates and conducting nonclinical studies and clinical trials. We are still in the development stage for all of our therapeutic candidates, and while we have demonstrated an ability to successfully conduct and complete certain of our clinical trials, we have yet to demonstrate an ability to conduct pivotal clinical trials, obtain marketing approval, manufacture a commercial scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Consequently, we have no meaningful operations upon which to evaluate our business and predictions about our future success or viability may not be as accurate as they could be if we had more experience developing therapeutic candidates. Our ability to generate revenue and achieve profitability depends in large part on our ability, alone or with license partners, to achieve milestones and to successfully complete the development of, obtain the necessary marketing approvals for, and commercialize, our therapeutic candidates. Even if we achieve development or commercial milestones, generate product royalties or generate product sales, we may never achieve or sustain profitability on a quarterly or annual basis. We do not anticipate generating revenue from sales of products for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our success in:
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completing clinical trials through all phases of clinical development of our current therapeutic candidates, including INBRX-109 and INBRX-106;

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advancing preclinical therapeutic candidates into clinical development;

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seeking and obtaining marketing approvals for our therapeutic candidates that successfully complete clinical trials;

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obtaining satisfactory acceptance, formulary placement coverage and adequate reimbursement for our approved products from third-party payors, including private health insurers, managed care providers and governmental payor programs, including Medicare and Medicaid;

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launching and commercializing products for which we obtain marketing approval successfully establishing a sales force, marketing and distribution infrastructure;

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establishing and maintaining supply and manufacturing relationships with third parties;

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obtaining market acceptance of any approved products by physicians, patients, third-party payors and the medical community;

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maintaining, protecting, expanding and enforcing our intellectual property portfolio;

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implementing additional internal systems and infrastructure, as needed; and

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attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with biological product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA, the EMA, or other comparable foreign authorities to perform nonclinical studies or clinical trials in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our therapeutic candidates, our expenses could increase and revenue could be further delayed.
We expect we will need to raise substantial additional funds to advance development of our therapeutic candidates, and we cannot guarantee this additional funding will be available on acceptable terms or at all. Failure to obtain this funding when needed may force us to delay, limit or terminate our development efforts and, if any of our therapeutic candidates are approved, our commercialization efforts.
As of March 31, 2024, we had $252.5 million in cash and cash equivalents on a pro forma basis giving effect to the Distribution. We expect our expenses to increase in future years as we execute our plan to continue our discovery, research and development activities, including the ongoing and planned preclinical and clinical development and commercialization of our therapeutic candidates. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials are time consuming, expensive and uncertain processes that take years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our therapeutic candidates, if approved, may not achieve commercial success.
We believe that our existing cash and cash equivalents will be sufficient to fund our planned operations through at least the 12-month period following the date of this information statement. However, changing circumstances or inaccurate estimates by us may cause us to use capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our current and planned preclinical studies and clinical trials for our current therapeutic candidates or other therapeutic candidates we may seek to develop may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect, or we could expand our clinical trials to additional indications which could increase clinical trial expenses. Because successful development of our therapeutic candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our therapeutic candidates. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, our ability to obtain future funding when needed through equity financings, debt financings or strategic collaborations may be challenging in light of recent market and macroeconomic conditions, which have been particularly challenging for research and development life science companies.
If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or clinical therapeutic candidates, or we may be unable to take advantage of future business opportunities. In addition, any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future therapeutic candidates.

Raising additional capital by issuing equity or debt securities may cause dilution to existing stockholders, and raising funds through lending and licensing or collaboration agreements may restrict our operations or require us to relinquish proprietary rights.
Until such time as we can generate substantial revenue from product sales, if ever, we expect to finance our cash needs through a combination of equity and debt financings, strategic collaborations and license and development agreements. We do not have any committed external source of funds. To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures or declaring dividends. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants therein, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business.
If we raise additional capital through collaborations, strategic alliances or third-party licensing agreements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or therapeutics candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market therapeutic candidates that we would otherwise develop and market ourselves.
We may be adversely affected by the effects of inflation.
Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. Recently, inflation has increased throughout the U.S. economy. Inflation can adversely affect us by increasing the costs of clinical trials and research, the development of our therapeutic candidates, administration and other costs of doing business. We may experience increases in the prices of labor and other costs of doing business. In an inflationary environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this happens, we may need to raise additional capital to fund our operations, which may not be available in sufficient amounts or on reasonable terms, if at all, sooner than expected.
We maintain our cash and cash equivalents at financial institutions. The failure of financial institutions could adversely affect our ability to pay our operational expenses or make other payments.
Recent and potential future disruptions in access to bank deposits or lending commitments due to bank failure have contributed to increased volatility and could materially and adversely affect our liquidity, our business and financial condition. The closures of Silicon Valley Bank and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation, or FDIC, created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at Silicon Valley Bank and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages. The failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. In the event we have a commercial relationship with a bank that has failed or is otherwise distressed, we may experience delays or other issues in meeting our financial obligations. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Risks Related to the Development, Clinical Testing and Commercialization of Our Therapeutic Candidates
Our therapeutic candidates are in various stages of development and may fail or suffer delays that materially and adversely affect their commercial viability. If we are unable to advance our therapeutic candidates through clinical development, obtain marketing approval and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.
Our two therapeutic candidates are still currently in clinical trials (INBRX-109 and INBRX-106). We have no products on the market and our ability to achieve and sustain profitability depends on obtaining marketing approvals for and successfully commercializing our therapeutic candidates. Before obtaining marketing approval for the commercial distribution of our therapeutic candidates, we must conduct extensive nonclinical tests and clinical trials to demonstrate sufficient safety and efficacy of our therapeutic candidates in patients. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful. If we experience additional delays or fail to develop or again terminate development of a therapeutic candidate in our pipeline, we may not have the financial resources to continue development of, or to modify existing or to enter into new license or collaboration for, a therapeutic candidate. Other issues that may again delay or potentially prevent marketing approval of, or our ability to commercialize, our therapeutic candidates, include:
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negative or inconclusive results from our clinical trials or the clinical trials of others for therapeutic candidates similar to ours, leading to a decision or requirement to conduct additional nonclinical testing or clinical trials or abandon a program;

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therapeutic-related side effects experienced by participants in our clinical trials or by individuals using drugs or therapeutic biologics similar to our therapeutic candidates;

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delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension, partial suspension or termination of a clinical trial once commenced;

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conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

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delays in enrolling research subjects or high drop-out rates of research subjects enrolled in clinical trials;

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unfavorable FDA or other regulatory agency inspection and review of a clinical trial site or the manufacturing location(s) for a therapeutic candidate;

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inadequate supply or quality of therapeutic candidate clinical material or other raw materials or supplies necessary for the conduct of our clinical trials;

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delay in the development or approval of companion diagnostic tests for our therapeutic candidates;

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failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight for human clinical testing generally or with respect to our technology in particular; or

•
varying interpretations of data by the FDA and similar foreign regulatory agencies.

The therapeutic candidates we pursue may not demonstrate the necessary safety or efficacy requirements for marketing approval. For instance, we independently decided to cease development of INBRX-105 as we determined, after evaluation of the totality of the data from the expansion cohorts, that the initial signal was not sufficiently validated to support the continuation of the program.
We have observed serious treatment-related adverse events in connection with the development of INBRX-106 and INBRX-109.
Of the 166 patients studied in our Phase 1/2 clinical trial for INBRX-106, the treatment-related serious adverse events observed were (i) general disorders and administration site conditions, which consisted of pyrexia, or fever (3 or 1.8%), and influenza-like illness (1 or 0.6%), (ii) metabolism and nutrition disorders, which consisted of failure to thrive (1 or 0.6%), hyponatraemia, a condition when the sodium levels in blood are lower than normal (1 or 0.6%), and hypercalcemia, a condition when the sodium levels in blood are higher than normal (1 or 0.6%), (iii) gastrointestinal disorders, which consisted of diarrhea (2 or 1.2%) and vomiting (1 or 0.6%), (iv) blood and lymphatic system disorders, which consisted of anemia (1 or 0.6%) and pancytopenia, a condition in which there is lower-than-normal number of red and white blood cells and platelets in the blood (1 or 0.6%), (v) cardiac disorders, which consisted of acute myocardial infarction (1 or 0.6%) and myocarditis (1 or 0.6%), (vi) cytokine release syndrome (2 or 1.2%), (vii) infusion-related reactions (2 or 1.2%), (viii) primary adrenal insufficiency (1 or 0.6%), (ix) increased blood bilirubin (1 or 0.6%), (x) myositis, or inflamed muscles (1 or 0.6%), (xi) toxic encephalopathy, or brain dysfunction caused by toxic exposure (1 or 0.6%), and (xii) acute kidney injury (1 or 0.6%).
Of the 210 patients studied in our Phase 1 clinical trial for INBRX-109 in chondrosarcoma, the treatment-related serious adverse events observed were (i) abnormal laboratory findings of increased alanine aminotransferase (6 or 2.9%), increased aspartate aminotransferase (6 or 2.9%), increased hepatic enzyme (1 or 0.5%), increased liver function test (1 or 0.5%) and decreased platelet count (1 or 0.5%), (ii) gastrointestinal disorders, which consisted of diarrhea (3 or 1.4%), enterocolitis, an inflammation of the small intestine and colon (1 or 0.5%), nausea (1 or 0.5%) and vomiting (1 or 0.5%), (iii) blood and lymphatic system disorders, which consisted of anemia (3 or 1.4%), febrile neutropenia, a condition where the body has a reduced number of a certain type of white blood cells in conjunction with a fever (2 or 1%) and thrombocytopenia, a condition where the number of platelets in the blood is abnormally low (1 or 0.5%), (iv) hepatobiliary (liver, bile duct or gallbladder) disorders which consisted of acute hepatic failure (2 or 1%), hepatic failure (1 or 0.5%), hyperbilirubinemia, also known as jaundice (1 or 0.5%), (v) general disorders and administration site conditions, which consisted of asthenia, or physical weakness or general lack of energy (1 or 0.5%) and influenza-like illness (1 or 0.5%), (vi) infections, which consisted of neutropenic sepsis, a significant inflammatory response to a presumed infection in a person with or without fever (1 or 0.5%) and sepsis, an overreactive and extreme inflammatory response to infection (1 or 0.5%), (vii) metabolism and nutrition disorders, which consisted of dehydration (1 or 0.5%), failure to thrive (1 or 0.5%) and hyponatraemia, a condition when the sodium levels in blood are lower than normal (1 or 0.5%), (viii) tachycardia (1 or 0.5%), and (ix) posterior reversible encephalophathy syndrome, a condition marked by headaches, vision problems, mental changes, seizures, and swelling in the brain (1 or 0.5%). Of 89 patients studied to date in our Phase 2 clinical trial for INBRX-109 in chondrosarcoma, the serious adverse events related to study drug (INBRX 109 or placebo) were (i) abnormal laboratory findings of increased alanine aminotransferase (1 or 1.1%) and increased aspartate aminotransferase (1 or 1.1%), (ii) hepatobiliary disorders, which consisted of hyperbilirubinemia (1 or 1.1%) and hepatic failure (1 or 1.1%), which led to our partial clinical hold, as described below, (iii) infections which consisted of infectious enterocolitis (1 or 1.1%), (iv) muscular weakness (1 or 1.1%), and (v) renal and urinary disorders, which consisted of hemorrhagic Cystitis, a condition in which the bladder becomes inflamed and starts to bleed (1 or 1.1%).
The occurrence or reoccurrence of serious adverse events in the clinical trials for INBRX-106 or INBRX-109 could lead to delays in development, regulatory setbacks or the discontinuation of development or commercialization efforts for any of our therapeutic candidates.
A clinical trial may be suspended, partially suspended or terminated by us, the IRBs overseeing such trials, the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold or partial clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations, administrative actions or lack of adequate funding to continue the clinical trial. Clinical holds may be placed prior to a clinical trial even beginning, in order to address potential safety and risk concerns of regulatory authorities, and partial or complete clinical holds can be imposed at any time during a trial. For example, in early 2023, the Phase 2 trial of INBRX-109 was placed on partial clinical hold by the FDA, and Inhibrx, Inc. paused patient enrollment in the trial, following the occurrence of a fatal serious adverse event (grade 5) of hepatotoxicity (or hepatic failure) triggering the pre-defined stopping rules built into the protocol. The FDA lifted the hold in April 2023 after Inhibrx, Inc. amended the trial protocol to include additional screening criteria and to make other changes to address patients who may be at risk of significant hepatotoxicity. Furthermore, while we perform certain similar functions internally, we expect to rely on contract research organizations, or CROs, and clinical trial sites to ensure proper and timely conduct of our clinical trials and while we expect to enter into and have entered into agreements governing those CROs’ committed activities, we have limited influence over their actual performance.
If we experience delays in the completion of, or termination of, any clinical trial of our therapeutic candidates, the commercial prospects of our therapeutic candidates may be harmed, and our ability to generate product revenue or receive royalties from any of these therapeutic candidates may be delayed. Any delays in completing our clinical trials may increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue. If we were to cancel the development of any of our therapeutic candidates, we may still be required to pay certain non-cancellable commitments to our CROs under the terms of our various CRO contracts. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval of our therapeutic candidates.
Our approach to the discovery and development of therapeutic candidates is based on our proprietary modular protein engineering platforms and is novel and unproven, and the cost and time to develop them and the likelihood of success may be more uncertain than if we had employed more established drug development approaches.
The success of our business depends in part upon our ability to identify, develop and commercialize therapeutics and therapeutic candidates (including INBRX-109 and INBRX-106) based on our proprietary modular protein engineering platforms, which leverage a novel and unproven therapeutic approach. Our research methodology and novel approach to oncology and rare disease using our proprietary modular protein engineering platforms may be unsuccessful in identifying additional therapeutic candidates, and any therapeutic candidates based on our technology may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing that would extend development timelines and be more costly, or make the therapeutic candidates unmarketable or unlikely to receive marketing approval. If any of our therapeutic candidates prove to be ineffective, unsafe or commercially unviable, our entire pipeline could have little, if any, value, and it may prove to be difficult or impossible to finance or further continue development of our pipeline. As noted above, we have observed serious adverse events in our Phase 1/2 clinical trial of INBRX-106, as well as our Phase 1 and Phase 2 clinical trials of INBRX-109 for chondrosarcoma, for which we have been subject to a prior partial clinical hold.
As noted in the risk factor “We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the therapeutic candidates we develop, our commercial opportunities will be negatively impacted,” the life science industry is highly competitive, and development of products, even therapeutic candidates with novel and unproven technology such as our therapeutic candidates, is highly competitive. If we fail to stay at the forefront of technological change in utilizing our protein engineering platforms to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our protein engineering platforms obsolete or may limit the commercial value of our therapeutic candidates, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of our proprietary modular protein engineering platforms and potential of our proprietary modular protein engineering platforms-based therapeutic candidates.
Moreover, advancing our therapeutic candidates as novel candidates creates other significant challenges for us, including educating medical personnel regarding a novel class of modular protein therapeutics, as well as the challenges of incorporating our therapeutic candidates, if ever approved, into treatment regimens.
If any of these challenges, events or circumstances occur, we may be forced to abandon our development efforts for a program or programs, which would harm our business, financial condition, results of operation and prospects.

The results of preclinical studies and early stage clinical trials of our therapeutic candidates may not be predictive of the results of later stage clinical trials. Initial results or observations in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.
Success in preclinical studies and early clinical trials does not ensure that later and pivotal clinical trials will generate the same results, or otherwise provide adequate data to demonstrate the safety and efficacy of a therapeutic candidate. Frequently, therapeutic candidates that have shown promising results in preclinical studies or early clinical trials have subsequently suffered significant setbacks in later or pivotal clinical trials. The initiation of Phase 2 trials for INBRX-106 or for any of our other therapeutic candidates, is and would be predicated on positive Phase 1 trial results and acceptance of our IND amendment by the FDA. Our therapeutic candidates in clinical trials, including INBRX-109 and INBRX-106, may ultimately fail to show the desired safety and efficacy in clinical trials despite having progressed through preclinical studies and despite any initial observations of single agent activity, stable disease or partial responses. As noted above, we ceased development of INBRX-105 after determining that the initial signal was not sufficiently validated to support the continuation of the program even though we observed certain partial and complete responses. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development, including development in trials, of any of our therapeutic candidates. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies or trials, and any of these setbacks in our clinical development could have a material adverse effect on our business and operating results.
Our therapeutic candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Undesirable side effects caused by our therapeutic candidates have caused and could again cause us or regulatory authorities to interrupt, delay or halt clinical trials. These circumstances could result in a more restrictive label or the delay or denial of marketing approval by the FDA or other regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity of adverse side effects and it is possible that patients enrolled in these clinical trials could respond in unexpected ways. For instance, INBRX-109 and INBRX-106 are therapeutic candidates targeting oncology indications that are clinically evaluated in very sick populations. Certain trial participants, including participants evaluated in our trials for INBRX-105 and INBRX-109, have in the past and others may in the future experience side effects or serious adverse events that could be related to one of our therapeutic candidates. As noted in the risk factor “Our therapeutic candidates are in various stages of development and may fail or suffer delays that materially and adversely affect their commercial viability. If we, or our collaborators, are unable to advance our therapeutic candidates through clinical development, obtain marketing approval and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.” we have observed serious treatment related serious adverse events in our Phase 1/2 clinical trial of INBRX-106 which consisted of general disorders and administration site conditions, metabolism and nutrition disorders, gastrointestinal disorders, blood and lymphatic system disorders, cardiac disorders, cytokine release syndrome, infusion-related reactions, primary adrenal insufficiency, increased blood bilirubin, myositis, toxic encephalopathy, and acute kidney injury, and in our Phase 1 and Phase 2 clinical trials of INBRX-109 in chondrosarcoma which consisted of abnormal laboratory findings, gastrointestinal disorders, blood and lymphatic disorders, hepatobiliary disorders, general disorders and administration site conditions, infections, metabolism and nutrition disorders, tachycardia, posterior reversible encephalophathy syndrome, muscular weakness and renal and urinary disorders.
It may be difficult to establish safety and efficacy in relatively small patient populations with rare diseases. Further, we intend to develop certain of our therapeutic candidates in combination with one or more cancer therapies. This combination may have additional side effects that were not present in preclinical studies or clinical trials of our therapeutic candidates conducted as a monotherapy or in combination with other cancer therapies. The uncertainty resulting from the use of our therapeutic candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials.
These side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Further, clinical trials by their nature utilize a sample of the potential patient population. Rare and severe side effects of our therapeutic candidates may only be uncovered with a significantly larger number of patients exposed to our therapeutic candidates.
In the event that any of our therapeutic candidates receives marketing approval and we or others identify undesirable side effects caused by our product (or potentially other therapeutics with similar mechanisms of action), any of the following adverse events could occur:
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regulatory authorities may withdraw their approval of the product;

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additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component of the product;

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regulatory authorities may require the addition of safety-related labeling statements, such as a “black box” warning or a contraindication;

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we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients or to implement other aspects of a REMS such as a restricted distribution program or educational programs for prescribers;

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we could be sued and held liable for harm caused to patients;

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the product may become less competitive; and

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our reputation may suffer.

In addition, adverse side effects caused by any therapeutics that may be similar in nature to our therapeutic candidates could delay or prevent marketing approval of our therapeutic candidates, limit the commercial profile of an approved label for our therapeutic candidates, or result in significant negative consequences for our therapeutic candidates following marketing approval.
Any of the above described events could prevent us from achieving or maintaining market acceptance of our therapeutic candidates, if approved, and could delay, impede and/or substantially increase the costs of commercializing our therapeutic candidates thus significantly impacting our ability to successfully commercialize our therapeutic candidates and generate revenue. Any of the above described occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.
We expect to develop certain of our therapeutic candidates in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our therapeutic candidates.
We intend to develop certain of our therapeutic candidates in combination with one or more approved or investigational cancer therapies. Even if any therapeutic candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our therapeutic candidates are replaced as the standard of care for the indications we choose for any of our therapeutic candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.
We also may evaluate our therapeutic candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell any therapeutic candidate we develop in combination with an unapproved cancer therapy if that unapproved cancer therapy does not ultimately obtain marketing approval. In addition, unapproved cancer therapies face the same risks described with respect to our therapeutic candidates currently in development and clinical trials, including the potential for serious adverse events, delay in their clinical trials and lack of FDA approval.
If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination our therapeutic candidates, we may be unable to obtain approval of or market any such therapeutic candidate.
If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our therapeutic candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Should any competitors have ongoing clinical trials for therapeutic candidates treating the same indications as our therapeutic candidates, patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ therapeutic candidates.
Patient enrollment is affected by other factors including:
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the severity of the disease under investigation;

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the patient eligibility criteria for the study in question;

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the perceived risks and benefits of the therapeutic candidate under study;

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our payments for conducting clinical trials;

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the patient referral practices of physicians; and

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the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for any of our clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our therapeutic candidates and in delays to commercially launching our therapeutic candidates, if approved, which would materially harm our business.
If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of any of our therapeutic candidates may be delayed, and our business may be harmed.
We have provided, and will continue to provide, a number of timing estimates regarding the initiation of clinical trials and clinical development milestones, and the expected availability of data resulting from these trials for certain of our therapeutic candidates. We expect to continue to estimate the timing of these types of development milestones and our expected timing for the accomplishment of various other scientific, clinical, regulatory and other product development objectives. From time to time, we may publicly announce the expected timing of some of these events and we have had to adjust our previously announced timing for certain of our therapeutic candidates. The achievement of many of these milestones and events may be outside of our control. All of these timing estimations are based on a variety of assumptions we make, which may cause the actual timing of these events to differ from the timing we expect, including:
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our available capital resources and our ability to obtain additional funding as needed;

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the rate of progress, costs and results of our clinical trials and research and development activities;

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our ability to identify and enroll patients who meet clinical trial eligibility criteria;

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our receipt of clinical trial clearances or approvals by the FDA, EMA and other regulatory authorities and the timing of these approvals;

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our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our therapeutic candidates;

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the efforts of our licensees with respect to the commercialization of our therapeutics;

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the securing of, costs related to, and timing issues associated with, manufacturing our therapeutic candidates and, if any of our therapeutic candidates are approved, associated with sales and marketing activities and the commercial manufacture of our therapeutic candidates; and

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circumstances arising from or relating to pandemics, regional conflicts, sanctions, geopolitical events, natural disasters or extreme weather events, including potential effects on the global supply chain, our manufacturers and the availability of raw materials needed for the research and development of our therapeutic candidates.

If we fail to achieve announced milestones in the timeframes we expect, the future marketing approval and commercialization of any of our therapeutic candidates may be delayed, and our business, financial condition, results of operations, and prospects may be harmed and our stock price may decline.
Initial, interim, topline and preliminary data from our clinical trials that we may announce, observe or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we publish initial, interim, topline or preliminary data from our clinical trials. Certain of our clinical trials are also conducted as “open-label” trials. An open-label trial is one where both the study participant and investigator know whether the participant is receiving the therapeutic candidate and where we (as the sponsor) have access to trial data on an ongoing basis during the trial. These initial, interim, topline and preliminary data from our clinical trials that we may publish from time to time or that we may observe on an ongoing basis in our open-label trials may change as more data become available and, accordingly, they are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues, more participant data becomes available and we issue our final clinical trial report. Initial, interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, initial, interim, topline and preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.
The market opportunities for any current or future therapeutic candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small or smaller than we may expect.
Cancer therapies are sometimes characterized as first-, second-, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of certain of our therapeutic candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that therapeutic candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.
The number of patients who have the cancers we are targeting may turn out to be small or smaller than expected. Additionally, the potentially addressable patient population for our current programs or future therapeutic candidates may be limited, if and when approved. Even if we obtain significant market share for any therapeutic candidate, if and when approved, if the potential target populations are small or smaller than expected, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second- or third-line therapy.
We rely on third parties to conduct a portion of our clinical trials and certain of our nonclinical studies. If these third parties do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.
While we expect to continue our current clinical trials and expect to initiate clinical trials in the near term for other therapeutic candidates, we do not independently conduct clinical trials. As such, while we perform certain functions internally, we currently rely on third-party CROs, clinical data management organizations and consultants to help us design, conduct, supervise and monitor clinical trials of our therapeutic candidates. As a result, we have less control over the timing, quality and other aspects of our clinical trials than we would have had we conducted them on our own. There is a limited number of third party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. Further, these investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we contract might not be diligent, careful or timely in conducting our nonclinical studies or clinical trials. If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy the legal and regulatory requirements for the conduct of nonclinical studies or clinical trials or meet expected deadlines for any reason, our clinical development programs could be delayed and otherwise adversely affected.
In all events, we will be responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the relevant study or trial. The FDA requires nonclinical studies to be conducted in accordance with good laboratory practices and clinical trials to be conducted in accordance with GCPs including practices and requirements for designing, conducting, recording and reporting the results of nonclinical studies and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse effect on our business, financial condition, results of operations and prospects.
We do not track our research and development expenses on a program-by-program basis, which may impact our ability to efficiently allocate resources and could adversely affect our financial condition and results of operation.
In accordance with the applicable accounting and regulatory requirements, we track all research and development expenses in the aggregate and do not measure or track such expenses on a program-by-program basis. As a result, we evaluate the effectiveness of any particular research and development expense using qualitative metrics such as patient data and discussions with our employees overseeing the particular program. Additionally, we use the same contract research organization, or CRO, to monitor and oversee all of our research and development expenses, which CRO is in turn monitored by, and accountable to, our Chief Executive Officer and Chief Financial Officer. Our approach to research and development expenses may limit our ability to accurately assess the cost-effectiveness and progress of individual programs, which could impact our strategic decision-making process. For instance, if our qualitative observations are inaccurate or if the CRO fails to adequately oversee the research and development activities of any program, we may continue to allocate resources to a program that is not cost-effective or underperforming, or conversely, we may underfund a program that could potentially yield significant returns. This could result in inefficient use of our resources and potentially impact our financial condition and results of operations. Moreover, our approach to tracking research and development expenses could potentially impact our ability to attract investors who scrutinize the allocation of research and development expenses as a measure of a company’s management efficiency and strategic focus. If any such risk were to materialize, it could potentially impact our financial condition, results of operations, and ability to attract investments.
We may in the future enter into collaborations with third parties to develop our therapeutic candidates. If these collaborations are not successful, our business could be harmed.
We may enter into collaborations with third parties in the future. Any collaborations that we are party to may pose several risks, including the following:
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collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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collaborators may not perform their obligations as expected;

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as occurred with our trials for INBRX-105, the clinical trials conducted as part of these collaborations may not be successful;

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collaborators may not pursue development and commercialization of any therapeutic candidates that achieve marketing approval or may elect not to continue or renew development or commercialization programs based on clinical trial results;

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changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing;

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we may not have access to, or may be restricted from disclosing, certain information regarding therapeutic candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such therapeutic candidates;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our therapeutic candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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therapeutic candidates developed in collaboration with us may be viewed by our collaborators as competitive with their own therapeutic candidates or products, which may cause collaborators to cease to devote, or limit, resources to the commercialization of our therapeutic candidates;

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a collaborator with marketing and distribution rights to one or more of our therapeutic candidates that achieve marketing approval may not commit sufficient resources to the marketing and distribution of any such therapeutic candidate;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

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collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable therapeutic candidates.

In addition, we may have disagreements with these collaborators, including disagreements over proprietary rights, collaborator performance, contract interpretation or the preferred course of development of any therapeutic candidates. Any disagreement we may have with our collaborators, may cause delays or termination of the research, development or commercialization of our therapeutic candidates pursuant to the applicable agreement, may lead to additional responsibilities for us with respect to our therapeutic candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive and which would likely divert the attention of our management from our core research and development activities. These types of disputes could materially harm our financial condition and our business.
The manufacture of biotechnology products is complex, and manufacturers often encounter difficulties in production. If we or any of our third party manufacturers encounter such difficulties, or otherwise fail to comply with their contractual obligations, the development or commercialization of our therapeutic candidates could be delayed or stopped.
While we have found that our therapeutic candidates can be readily manufactured at high yields with established processes used to produce therapeutic proteins, the manufacture of biotechnology products is generally complex and requires significant expertise and capital investment. We and our contract manufacturers must comply with cGMP regulations and guidelines for clinical trial product manufacture and for commercial product manufacture. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up, addressing product quality, product comparability, validating production processes and mitigating potential sources of contamination. These problems include difficulties with raw material procurement, production costs and yields, quality control, product quality, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our therapeutics or in the manufacturing facilities in which our therapeutics are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.
We cannot assure you that manufacturing problems, including supply chain disruptions of any of our therapeutic candidates or products will not occur in the future. Any delay or interruption in the supply of preclinical or clinical trial supplies or supply chain disruptions could delay the completion of these trials, increase the costs associated with maintaining these trial programs and, depending upon the period of delay, require us to commence new trials at additional expense or terminate trials completely.
If we were to experience an unexpected loss of supply of, or if any supplier were unable to meet our demand for any of our therapeutic candidates or future approved products we seek to commercialize, if any, we could experience delays in our research or planned clinical studies or be forced to stop our development or commercialization efforts. We could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods needed to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our therapeutics, if approved, which would materially adversely affect our business, prospects, financial condition and results of operation.
We rely on third parties to supply and manufacture our therapeutic candidates, and we expect to continue to rely on third parties to manufacture and supply our therapeutics, if approved. The development of therapeutic candidates and the commercialization of any therapeutic candidates, if approved, could be stopped, delayed or made less profitable if any of these third parties fail to provide us with sufficient quantities of therapeutic candidates or therapeutics, fail to do so at acceptable quality levels or prices, or fail to maintain or achieve satisfactory regulatory compliance.
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to develop and manufacture our therapeutic candidates for use in the conduct of our trials or for commercial supply, if our therapeutics are approved. Instead, we rely on, and expect to continue to rely on third-party providers to manufacture the supplies for our preclinical studies and clinical trials. We currently rely on a limited number of third-party contract manufacturers for our required raw materials, antibodies, and other biologics for our preclinical research and clinical trials, as well as for the manufacture of supplies for our therapeutic candidates. To the extent any of our manufacturing partners are unable to fulfill these obligations in a timely manner, our clinical trials may be delayed, and our business may be adversely affected. In general, reliance on third party providers may expose us to more risk than if we were to manufacture our therapeutic candidates ourselves. We do not control the operational processes of the contract manufacturing organizations with whom we contract and are dependent on these third parties for the production of our therapeutic candidates in accordance with relevant regulations (such as cGMP), which include, among other things, quality control and the maintenance of records and documentation.
Our third-party manufacturers may be unable to successfully scale up manufacturing of our therapeutic candidates in sufficient quality and quantity, which would delay or prevent us from developing our therapeutic candidates and commercializing any approved therapeutic candidates.
Our manufacturing partners may be unable to successfully increase the manufacturing capacity for our therapeutic candidates in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our therapeutic candidates are approved, our commercialization efforts. Quality issues may also arise during scale-up activities. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our therapeutic candidates in sufficient quality and quantity, the development, testing, and clinical trials of our therapeutic candidates may be delayed or infeasible, and marketing approval or future commercial launch of any resulting therapeutic may be delayed or not obtained, which could significantly harm our business.
Failure to successfully identify, develop and commercialize additional therapeutics or therapeutic candidates could impair our ability to grow.
Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our therapeutic candidates in our current pipeline, we continue to innovate and expect to expand our portfolio. Because we have limited financial and managerial resources, research programs to identify therapeutic candidates may require substantial additional technical, financial and human resources, whether or not any new potential therapeutic candidates are ultimately identified. Our success may depend in part upon our ability to identify, select and develop promising therapeutic candidates and therapeutics. We may expend resources and ultimately fail to discover and generate additional therapeutic candidates suitable for further development. All therapeutic candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a therapeutic candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA and other comparable foreign regulatory authorities or to achieve market acceptance. If we do not successfully develop and commercialize new therapeutic candidates we have identified and explored, our business, prospects, financial condition and results of operations could be adversely affected.
Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects.
We are exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of biotechnology treatments of any therapeutic candidates for which we may conduct clinical trials. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing any approved products, these claims could result in an FDA investigation of the safety and effectiveness of our future commercial products, our manufacturing processes and facilities (or the manufacturing processes and facilities of our third-party manufacturers) or our marketing programs, a recall of our products or more serious enforcement action, limitations on the approved indications for which the product may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to clinical trial participants or patients and a decline in our stock price. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by potential product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.
If our therapeutic candidates are approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such therapeutic candidates.
We currently have no sales, marketing or distribution capabilities. We will need to expand our own internal sales, marketing and distribution capabilities to commercialize our approved therapeutic candidates, if any, in the United States and other worldwide territories, or will need to enter into collaborations with third parties to perform these services. Any internal effort would be expensive and time-consuming, and we would need to commit significant financial and managerial resources to develop an internal marketing and sales force with technical expertise and the related supporting distribution, administration and compliance capabilities. If we were to rely on additional third parties with these capabilities to market our future therapeutics or were to decide to co-promote products with any of our future collaborators, we would need to establish and maintain or revise existing marketing and distribution arrangements with these partners, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. Any revenue we receive in connection with third-party license, marketing or distribution arrangements will depend upon the efforts of these third parties, and there can be no assurance these third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially and adversely affected.
The future commercial success of our therapeutic candidates will depend on the degree of market acceptance of our therapeutic candidates among physicians, patients, healthcare payors and the medical community.
Our therapeutic candidates are still in clinical development and our emerging pipeline is still in preclinical development; we may never have an approved product that is commercially successful. Due to the inherent risk in the development of biopharmaceutical products, it is probable that not all or none of the therapeutic candidates in our pipeline, including any that are or may be licensed to third parties, will successfully complete development and be commercialized. Furthermore, even when available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our products may require significant resources and may never be successful, which would prevent us from generating significant revenue or becoming profitable. Market acceptance of any approved products by physicians, patients and healthcare payors will depend on a number of factors, many of which are beyond our control, including, but not limited to:
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changes in the standard of care for the targeted indications for any approved product;

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wording in the FDA- or EMA-approved prescribing information;

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sales, marketing and distribution support;

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potential product liability claims;

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acceptance by physicians, patients and healthcare payors of each product as safe, effective and cost-effective;

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relative convenience, ease of use, ease of administration and other perceived advantages over alternative products;

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prevalence and severity of adverse events or publicity;

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limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, package labeling or instructions for use;

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the cost of treatment with our therapeutics in relation to alternative treatments;

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the extent to which products are approved for inclusion and adequately reimbursed on formularies of hospitals and third-party payors, including managed care organizations; and

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whether our products are designated in the label, under physician treatment guidelines or under reimbursement guidelines as a first, second, third or last line therapy.

Risks Related to Our Organization and Operations
We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the therapeutic candidates we develop, our commercial opportunities will be negatively impacted.
The life sciences industry is highly competitive. We are currently developing therapeutic candidates that will compete, if approved, with other products and therapies that currently exist or are being developed. Our primary competitors fall into the following groups:
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Companies developing novel therapeutics based on sdAb or alternative scaffold product candidates, including Alligator Bioscience AB, Crescendo Biologics Ltd., GlaxoSmithKline plc, IGM Biosciences, Inc., Lava Therapeutics N.V., Molecular Partners AG, Pieris Pharmaceuticals, Inc., Precirix, and Sanofi S.A.; and

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Antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Regeneron Pharmaceuticals, Inc., Adimab LLC, Genmab A/S, Macrogenics, Inc., Merus N.V., MorphoSys AG, Numab Therapeutics AG, Amgen, Inc., Xencor Inc., and Zymeworks Inc.

Our competitors also include other large pharmaceutical and biotechnology companies who may be developing therapeutic candidates with mechanisms similar to or targeting the same indications as our therapeutic candidates.
Products we may develop in the future are also likely to face competition from other products and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the therapeutic candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.
Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the therapeutic candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.
Smaller and other early stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our therapeutic candidates obsolete, less competitive or not economical.
Our business, the conduct of our clinical trials, results of operations, financial condition, and prospects may be adversely affected by the widespread outbreak of an illness or any other communicable disease, or any other public health crisis, including the coronavirus disease pandemic.
Our business could be adversely affected by widespread outbreak of illness or other communicable diseases, health epidemics, or any other public health crisis. For example, on January 30, 2020, the World Health Organization, or the WHO, announced a global health emergency because of a novel strain of coronavirus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), which causes coronavirus disease 2019, or COVID-19, originating in Wuhan, China. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The COVID-19 pandemic led to global supply chain challenges, local and regional lockdowns, and disruptions in clinical trials and other in-person operations. Although in May 2023, the WHO announced that the disease was no longer considered pandemic, the virus continues to mutate and remains endemic throughout the world, including the United States. Future outbreaks of COVID-19 and emerging pathogens that may not yet be identified could cause disruptions to our operations or those of third parties with whom we engage.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.
Our success largely depends on the continued service of key management, advisors and other specialized personnel, including Mark P. Lappe, our Chief Executive Officer, Brendan P. Eckelman, Ph.D., our Chief Scientific Officer, and Kelly D. Deck, our Chief Financial Officer, who are all employed at will and for whom we do not have “key man” insurance coverage. The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects. We are dependent on the continued service of our technical personnel because of the highly technical nature of our therapeutic candidates and technologies and the specialized nature of the marketing approval process. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations (many of whom have substantially greater financial resources than us), and we might not be able to attract or retain these key employees on conditions that are economically acceptable. Our inability to attract and retain these key employees could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.
We may incur significant indebtedness that may affect our ability to operate our business. If we fail to comply with the terms of any future debt arrangements or instruments, our business, prospects and results of operations could be materially and adversely affected.
We may incur significant indebtedness in the future. Any debt arrangements or instruments we may enter into in the future may require us to comply with various covenants that may limit our ability to, among other things:
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dispose of assets;

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complete mergers or acquisitions;

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incur or guarantee indebtedness;

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sell or encumber certain assets;

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pay dividends or make other distributions to holders of our capital stock, including by way of certain stock buybacks;

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make specified investments;

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engage in different lines of business;

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change certain key management personnel; and

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engage in certain transactions with our affiliates.

These covenants could make it difficult to operate our business. A failure by us to comply with any covenants contained in debt arrangements or instruments could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, including the occurrence of a material adverse change, lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies. If any indebtedness were to be accelerated, our future financial condition could be materially adversely affected.
Additionally, our obligations under any future debt arrangements or instruments could be secured by substantially all of our assets, including our intellectual property. If we are unable to repay, refinance or restructure any such future indebtedness when payment is due, the lenders could proceed against this collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation. Further, if our business is subject to liquidation, the right to repayment of any holders of indebtedness would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation.

Our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors may engage in misconduct or other improper activities, including non-compliance with governmental and regulatory bodies.
We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors. Misconduct by these parties could include intentional failures to comply with state and federal securities laws, FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish for our therapeutic candidates, comply with federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, monetary damages, fines, disgorgement, imprisonment, loss of eligibility to obtain marketing approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.
Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. As noted in “Business — Legal Proceedings,” we and Dr. Eckelman are party to litigation asserting claims against us for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness. If we fail in defending against these and any other such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
Our insurance may not provide adequate levels of coverage against claims which may adversely affect our financial condition.
We maintain insurance that we believe is adequate for businesses of our size and type. However, there are types of losses that we believe are not economically reasonable to insure or that cannot be insured against. For instance, because directors and officers, or D&O, liability insurance has become cost prohibitive with high retentions providing minimal coverage, we have not renewed our D&O policy.
It is possible that we may be subject to securities litigation in the future, including potential class action or stockholder derivative actions. Our indemnification agreements with our directors and certain officers, as well as Delaware General Corporation Law, may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. Without D&O insurance, the amounts we would pay to defend any such litigation or indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity.
As we expand our development and regulatory capabilities, we may encounter difficulties in managing our growth, which could disrupt our operations.
We may experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development and regulatory affairs, as well as sales and marketing to the extent any of our therapeutic candidates approach receipt of marketing authorization. To manage our future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.
We may not be able to integrate efficiently or achieve the expected benefits of any acquisitions of complementary businesses, therapeutic candidates or technologies.
Should we in the future acquire any complementary business, therapeutic candidates or technologies, our ability to integrate and manage acquired businesses, therapeutic candidates or technologies effectively will depend upon a number of factors including the size of the acquired business, the complexity of any therapeutic candidate or technology and the resulting difficulty of integrating the acquired business’s operations, if any. Our relationship with current employees or employees of any acquired business may become impaired. We may also be subject to unexpected claims and liabilities arising from such acquisitions. These claims and liabilities could be costly to defend, could be material to our financial condition and might exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. There can also be no assurance that we will be able to assess ongoing profitability and identify all actual or potential liabilities of a business, therapeutic candidate or technology prior to its acquisition. If we acquire businesses, therapeutic candidates or technologies that result in assuming unforeseen liabilities in respect of which it has not obtained contractual protections or for which protection is not available, this could materially adversely affect our business, prospects, financial condition and results of operations.
Our business may be adversely affected as a result of major computer system failures.
Any of the internal computer systems belonging to us or our third-party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors’ operations could result in a material disruption of our development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ marketing approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our development programs, reputation and competitive position may be adversely affected and the further development of our therapeutic candidates may be delayed. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.
Cybersecurity breaches could expose us to material liability, damage our reputation, compromise our confidential information or otherwise adversely affect our business.
We maintain sensitive company data on our computer networks and third-party cloud services, including our intellectual property and proprietary business information. We face a number of threats to our networks from unauthorized access, accidental acts or omissions that expose vulnerabilities, security breaches and other system disruptions. Our third-party partners, including CROs and providers of data hosting or cloud services, as well as suppliers, distributors, alliances, and other third-party service providers, face similar risks, which could affect us directly or indirectly.
We are increasingly dependent upon our technology systems to operate our business and our ability to effectively manage our business depends on the security, reliability and adequacy of our technology systems and data, which includes use of cloud technologies. A breakdown, invasion, corruption, destruction or breach of our technology systems, including the cloud technologies that we utilize, and/or unauthorized access to our data and information could subject us to liability or negatively impact the operation of our business. Our technology systems, including the cloud technologies that we utilize, continue to increase in multitude and complexity, making them potentially vulnerable to breakdown, malicious intrusion and random attack. Likewise, data privacy or security breaches by individuals authorized to access our technology systems, including the cloud technologies that we utilize, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, customers or other business partners, may be exposed to unauthorized persons or to the public.
Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, organized crime groups, “hacktivists” and employees or contractors acting with malicious intent. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, the use of social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our key business partners face similar risks and any security breach of their systems could adversely affect our security posture. In addition, our increased use of cloud technologies could heighten these and other operational risks, and any failure by cloud technology service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption, or loss of confidential or propriety information.
The United States federal and all state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the collection, use, and dissemination of data. Some of these federal, state and foreign government requirements include obligations of companies to notify individuals and others of security breaches involving certain personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, prompt regulatory scrutiny and enforcement, cause us to incur significant costs, including legal expenses, or cause us to incur remediation costs that could, under such circumstances, materially harm our business.
Any such security breach may materially compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information, it may also subject us to significant fines, penalties or liabilities for any noncompliance with certain privacy and security laws. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business, or reputational losses that may result from an interruption of breach of our systems.
While we continue to build and improve our systems and infrastructure, including our business continuity plans, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, which could result in financial, legal, business, operational or reputational harm to us, loss of competitive advantage or loss of consumer confidence. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches. Further, a data breach could result in regulatory investigations and negative publicity which could damage our reputation and have an adverse effect on our business, financial condition or results of operations.

Our current operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by earthquakes, medical epidemics or pandemics, or other natural disasters.
Our current operations are located in our facilities in La Jolla, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics or pandemics, power shortage, telecommunication failure or other natural or man-made accidents or incidents, that results in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our therapeutic candidates or interruption of our business operations. Earthquakes, medical epidemics or pandemics or other natural disasters could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. Certain of these natural disasters, including fires and severe weather events may be exacerbated by the effects of climate change. If a natural disaster, pandemic, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or if similar events occurred elsewhere effecting the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material and adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Intellectual Property
If we are not able to obtain and enforce patent protection for our technologies or therapeutic candidates, development and commercialization of our therapeutic candidates may be adversely affected.
Our success depends in part on our ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, patents and patent applications protecting, or seeking to protect, our therapeutic candidates and methods for treating patients using our therapeutic candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. Our patent estate includes various issued United States patents, United States pending non-provisional patent applications, United States pending provisional applications, pending PCT applications, issued foreign patents, and foreign patent applications currently pending in various foreign jurisdictions.
While we will endeavor to protect our therapeutic candidates with intellectual property rights such as patents, as appropriate, the process of obtaining, maintaining, and enforcing patents is time-consuming, expensive and sometimes unpredictable, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to any patents we may license to or from third parties. Therefore, such patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.
Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technology. There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to provide meaningful protection from any competitors. Our competitors may be able to circumvent our patents by developing similar or alternative therapeutic candidates in a non-infringing manner. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and therapeutic candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely affect our business.
The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which non-compliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. As such, we do not know the degree of future protection that we will have on our proprietary therapeutics and technology.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such initial grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether, e.g., due to a determination that the claims are invalid or unenforceable. In addition, there can be no assurance that:
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others will not or will not be able to legally make, use or sell products or therapeutic candidates that are the same as or similar to our therapeutic candidates despite the claims of the patents that we own or license;

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we or our licensors are the first to make the inventions covered by each of our issued patents and pending patent applications that we own or license;

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we or our licensors are the first to file patent applications covering certain aspects of our inventions;

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others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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any issued patents that we own or have licensed will provide us with any competitive advantage; or

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the patents of others will not have a material or adverse effect on our business, financial condition, results of operations and prospects.

As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.
We may not be able to protect our intellectual property rights throughout the world.
Obtaining valid and enforceable issued or granted patents covering our therapeutic candidates in the United States and worldwide can be extremely costly. In jurisdictions where we have not obtained patent protection, competitors or third parties may use our technology to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where it is more difficult to enforce a patent as compared to the United States. Third-party or competitor products may compete with our future products in jurisdictions where we do not have issued or granted patents or where our issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to biotechnology. This could make it difficult for us to prevent the infringement of our patents or marketing of competing products in violation of our proprietary rights generally in certain jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, could provoke third parties to assert claims against us, and, whether or not successful, could result in substantial cost and divert our efforts and attention from other aspects of our business.
We generally file a provisional patent application first (a priority filing) at the USPTO. An international application under the PCT is usually filed within 12 months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in the United States, Europe, Japan, Australia and Canada and, depending on the individual case, also in one, several or all of Brazil, China, India, Israel, Mexico, New Zealand, Russia or Eurasian Patent Organization, Singapore, South Africa, South Korea and other jurisdictions. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that, depending on the country, various scopes of patent protection may be granted on the same therapeutic candidate or technology.
When a patent is granted by a regional patent office (e.g., Europe or Eurasia), the patent must be validated in individual countries in order to be in effect in those countries. We may decide not to validate regional patents in every available country or at all in any country in the region. In addition, we may decide to abandon national and regional patent applications before or after grant.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or any licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business and results of operations may be adversely affected.
Changes in patent laws could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of the patent laws in the United States and other jurisdictions in which we file patent applications could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. In contrast, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, assuming that other requirements for patentability were met. Furthermore, United States patent law under the America Invents Act allows for post issuance challenges to United States patents, including ex parte reexaminations, inter parte reviews and post grant oppositions. If our United States patents are challenged using such procedures, we may not prevail, possibly resulting in altered or diminished claim scope or loss of patent rights altogether. Similarly, some countries, notably members of the European Union, also have post grant opposition proceedings that can result in changes in scope and/or cancellation of patent claims.
The United States Supreme Court has also ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
As another example, the complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system was launched on June 1, 2023, which significantly impacted European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications now have the option, upon grant of a patent, of becoming a Unitary Patent, which are subject to the jurisdiction of the Unitary Patent Court (“UPC”). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO, the European Patent Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. For example, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, the European Patent Office and foreign patent agencies in several stages over the lifetime of the patent. Some jurisdictions also require payment of annuity fees during pendency of a patent application. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our therapeutic candidates, our competitors might better be able to enter the market, which would have an adverse effect on our business.
We may be required to reduce the scope of our intellectual property due to intellectual property claims included in the patents or patent applications of others.
Third parties may have filed, and may in the future file, patent applications covering technology similar to ours. It is also possible that we have failed to identify relevant third-party patents or applications. For example, United States applications filed before November 29, 2000 and certain United States applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with this earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our therapeutic candidates could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover any future approved products or our therapeutic candidates. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies, if possible, or block us from practicing certain aspects of our technology if we are unable to successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned.
If another party has filed a United States patent application on inventions similar to ours that claims priority to an application filed prior to March 16, 2013, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. Similarly, if another party has filed a United States patent application on inventions similar to ours that claims priority to an application filed after March 16, 2013, we may have to participate in a derivation proceeding to determine whether that party derived the claimed invention from an inventor listed on our application and then filed the third-party application without authorization. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our United States patent position with respect to such inventions. In addition, an unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Further, changes enacted on March 15, 2013 to the United States patent laws under the America Invents Act resulted in the United States changing from a “first to invent” country to a “first to file” country. As a result, we may lose the ability to obtain a patent if a third party files with the USPTO first and could become involved in proceedings before the USPTO to resolve disputes related to inventorship. We may also become involved in similar proceedings in other jurisdictions.
We or our licensors, licensees or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our therapeutic candidates, or put our patents and other proprietary rights at risk.
Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. We or our licensors, licensees or any future strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries including patent infringement lawsuits, interferences, derivations, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future therapeutic candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If we, our licensees or our licensors, or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we, our licensees or our licensors, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give any competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, the holders of any such patents may be able to block us or our licensees from marketing therapeutic candidates based on our technology until such patents expire, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.
In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.
If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our technology. This loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.
If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights from third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose the rights to intellectual property licensed to us.
We are a party to license agreements under which we are granted rights to third-party intellectual property, and we expect that we may need to enter into additional license agreements in the future. License agreements may impose various development obligations, payment of royalties and fees based on achieving certain milestones, as well as other obligations. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license. The termination of any license agreements or failure to adequately protect such license agreements could prevent us from commercializing therapeutic candidates covered by the licensed intellectual property or otherwise adversely affect our business. Our license agreements may involve sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under these agreements, we would rely on our licensor to comply with its obligations under the primary license agreements, where we may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which we may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize any of our therapeutic candidates incorporating the relevant intellectual property.
Disputes may arise regarding intellectual property subject to a licensing agreement, including:
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the scope of rights granted under the license agreement and other interpretation related issues;

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the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;

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our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us; and

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the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain any licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates.

Our intellectual property agreements with our licensors, licensees, and third parties may be subject to disagreements over contract interpretation, which could narrow the scope of, or result in termination of, our rights to the relevant intellectual property or technology or increase our financial or other obligations to such third parties, or reduce the financial or other obligations our licensees have to us.
Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. For example, we may disagree with our licensors or licensees regarding whether, when and to what extent various obligations under these agreements apply to certain of our/their therapeutic candidates and products, including various payment, development, commercialization, funding, diligence, sublicensing, insurance, patent prosecution and enforcement and/or other obligations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement. In either case, such disagreement could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable, generally expensive, time consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.
We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material and adverse effect on our ability to compete in the marketplace.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent protection for certain aspects of our therapeutic candidates, we also consider trade secrets, including confidential and unpatented know-how important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. Trade secrets and confidential know-how are difficult to maintain as confidential. We seek to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, partners, CROs, contract manufacturers, consultants, advisors and other third parties. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
Moreover, even if relevant agreements are entered into, despite these efforts, any of these parties may breach the agreements and unintentionally or willfully disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. Moreover, a competitor who independently develops substantially equivalent proprietary information may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how. Under certain circumstances, we may also decide to publish some know-how to attempt to prevent others from obtaining patent rights covering such know-how. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.
Many of our employees were previously employed at universities or biotechnology companies, including potential competitors. We are and may again be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or clients. On March 1, 2022, I-Mab Biopharma, or I-Mab, filed a lawsuit against us and Brendan Eckelman, the Company’s co-founder and Chief Scientific Officer, in the United States District Court for the District of Delaware, C.A. No. 22-00276-CJB, asserting claims for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness for Tracon Pharmaceuticals, Inc., or Tracon, in Tracon’s arbitration against I-Mab. The case is currently in the discovery process. Litigation has been and may again be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing, our therapeutic candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Our trademarks may not be approved by one or more governmental trademark offices or may not be approved for use on our products by regulatory agencies, such as the FDA. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
If our patent terms expire before or soon after our therapeutic candidates are approved, or if manufacturers of biosimilar drugs successfully challenge our patents, our business may be materially harmed.
Patents have a limited duration. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non provisional filing date.

Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our therapeutic candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive medications, including biosimilar medications.
Depending upon the timing, duration and conditions of FDA marketing approval of our therapeutic candidates, one or more of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, and similar legislation in the European Union. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner than we expect. Also, the scope of our right to exclude during any patent term extension period may be limited or may not cover a competitor’s product or product use. As a result, our revenue from applicable therapeutic candidates, if approved, could be reduced, possibly materially.
Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our patents and patent applications may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Manufacturers of biosimilar drugs may challenge the scope, validity, or enforceability of our patents in court or before a patent office, and we may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would have a material adverse effect on any potential sales of that product. Upon the expiration of our issued patents or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business, financial condition, results of operations, and prospects may be adversely affected.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business nor permit us to maintain our competitive advantage. The following examples are illustrative:
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Others may be able to make therapeutic candidates that are the same as or similar to our therapeutic candidates but that are not covered by the claims of the patents that we own or may have exclusively licensed.

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Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

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Third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

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We may not develop additional technologies that are patentable.

Risks Related to Government Regulation
We may be unable to obtain marketing approval for any product that we may develop and the marketing approval processes of the FDA and other comparable regulatory authorities outside the United States are lengthy, time-consuming and inherently unpredictable.
Any product that we may attempt to develop, manufacture or market in the United States will be subject to extensive regulation by the FDA, including regulations relating to development, nonclinical testing, performance of clinical trials, manufacturing and post-approval commercialization. Nonclinical testing, clinical trials and manufacturing, among other activities, will be subjected to an extensive review process before a new therapeutic product may be sold in the United States. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain FDA approval, and any other required approvals for biological products is unpredictable but typically requires several years and may never be obtained.
Any product that we may wish to develop, manufacture or market in countries other than the United States will also be subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing, pricing and third-party reimbursement among other things in such countries. The foreign marketing approval process includes all of the risks and uncertainties associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in such foreign jurisdictions.
In particular, obtaining marketing approval for biological products requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing, processing, and packaging facilities by the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use, or there may be deficiencies in cGMP compliance by us or by our contract development and manufacturing organizations, or CDMOs, that could result in the candidate not being approved. Moreover, we have not obtained marketing approval for any therapeutic candidate in any jurisdiction and it is possible that none of our existing therapeutic candidates or any therapeutic candidates we may seek to develop in the future will ever obtain marketing approval.
Our therapeutic candidates could fail to receive, or could be materially delayed in receiving, marketing approval for many reasons, including any one or more of the following:
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the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

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the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory authorities for marketing approval;

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we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

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the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain marketing approval in the United States or elsewhere;

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upon review of our clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find our record keeping or the record keeping of our clinical trial sites to be inadequate or may identify other GCP deficiencies related to the trials;

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the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies may fail to meet the requirements of the FDA, EMA or comparable foreign regulatory authorities; or

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the medical standard of care or the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner that renders our clinical data insufficient for approval.

It is possible that none of the therapeutic candidates we may develop will obtain the marketing approvals necessary for us to sell the products either in the United States or any other country. Furthermore, approval by the FDA of a therapeutic product does not assure approval by regulatory authorities outside the United States or vice versa. Even if approval for a therapeutic product is obtained, such approval may be subject to limitations on the indicated uses or appropriate patient population that could result in a significantly reduced potential market size for the product.
If we fail to obtain the appropriate marketing approvals necessary for us to sell our therapeutic candidates, or if the approvals are more limited than those that we intend to seek, our business, financial condition and results of operations would be materially harmed.
We will be subject to stringent domestic and foreign therapeutic and drug regulation with respect to any potential products. Even if we receive marketing approval for any of our therapeutic candidates, we will still be subject to ongoing regulatory obligations and continued review, which may result in significant additional expense. If we fail to comply with United States and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties. Any unfavorable regulatory action may materially and adversely affect our future financial condition and business operations.
Even if we receive marketing and commercialization approval for a therapeutic candidate, we will be subject to continuing post-marketing regulatory requirements. Our potential products, further development activities and manufacturing and distribution of a future product, once developed and determined, will be subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and the safety and effectiveness of our therapeutic candidates and, if approved, our future products. The process of obtaining marketing approval or clearance from the FDA and comparable foreign bodies for new products, or for enhancements, expansion of the indications or modifications to existing products, could:
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take a significant, indeterminate amount of time;

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require the expenditure of substantial resources;

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involve rigorous nonclinical and clinical testing, and possibly post-market surveillance;

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require design changes of our potential products; or

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result in our never being granted the marketing approval we seek.

Any of these occurrences may cause our operations or potential for success to suffer, harm our competitive standing and result in further losses that adversely affect our financial condition.
The FDA, as well as its foreign regulatory counterparts, also have significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. Additionally, the FDA regulates the promotional claims that may be made about prescription products, such as our products, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. However, we may share truthful and not misleading information with healthcare providers and payors that is otherwise consistent with the product’s FDA approved labeling.

We will have ongoing responsibilities under these and other FDA and international regulations, both before and after a product is approved and commercially released. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA and foreign regulatory agencies. If we or our manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, adverse regulatory inspection finding, holds on clinical trials, delay of approval or refusal by the FDA or applicable authorities to approve pending applications or supplements to approved applications, suspension or withdrawal of marketing approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, exclusion of eligibility from government contracts, injunctions, civil penalties or criminal prosecution. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively commercializing our potential products and harm our business. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our business, financial condition, results of operations, and prospects.
The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted outside of their respective jurisdictions. While we have previously formed partnerships in China designed to provide access to patient populations outside of the United States and in the future may conduct clinical trials in other foreign jurisdictions, there can be no assurance these data will be accepted by the FDA or EMA or other comparable foreign regulatory authorities as a basis for a product’s marketing approval.
To augment our U.S.-centric clinical strategy, we have previously formed partnerships in China designed to provide access patient populations for clinical trials not readily available in the United States and to facilitate rapid patient enrollment with the goal of generating more robust early clinical data from patients in China. We may in the future pursue partnerships to conduct clinical trials outside of the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. For example, in February 2022, the FDA publicly rebuked an oncology product sponsor for submitting a marketing application with Phase III clinical data solely from China and since that time, it has declined to approve other applications that contained primarily China-generated clinical data. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, any foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction, including any trials conducted in China.
Our partnerships in China subject us to risks and uncertainties relating to the laws and regulations of China and the changes in relations between the United States and China.
Under its current leadership, the government of China has been pursuing economic reform policies, including by encouraging foreign trade and investment. However, there is no assurance that the Chinese government will continue to pursue such policies, that such policies will be successfully implemented, that such policies will not be significantly altered, or that such policies will be beneficial to our partnerships in China. China’s system of laws can be unpredictable, especially with respect to foreign investment and foreign trade. The United States government has called for substantial changes to foreign trade policy with China and has raised, and has proposed to further raise in the future, tariffs on several Chinese goods. China has retaliated with increased tariffs on United States goods. Moreover, China’s legislature has adopted a national security law to substantially change the way Hong Kong has been governed since the territory was handed over by the United Kingdom to China in 1997. This law increases the power of the central government in Beijing over Hong Kong, limit the civil liberties of residents of Hong Kong and could restrict the ability of businesses in Hong Kong to continue to conduct business or to continue to with business as previously conducted. The U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. The U.S. State Department previously enacted sanctions related to China’s governing of Hong Kong, and the United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. Any further changes in United States trade policy could trigger retaliatory actions by affected countries, including China, resulting in trade wars. For example, the Uyghur Forced Labor Prevention Act bans imports from China’s Xinjiang Uyghur Autonomous Region unless it can be shown that the goods were not produced using forced labor and this legislation may have an adverse effect on global supply chains which could adversely impact our business and results of operations. Additionally, the biopharmaceutical industry in particular in China is strictly regulated by the Chinese government. Changes to Chinese regulations affecting biopharmaceutical companies are also unpredictable. Any regulatory changes and changes in United States and China relations may have a material adverse effect on our partnerships in China which could materially harm our business and financial condition.
Unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives could harm our business in the future.
There is increasing pressure on biotechnology companies to reduce healthcare costs. In the United States, these pressures come from a variety of sources, such as managed care groups and institutional and government purchasers. Increased purchasing power of entities that negotiate on behalf of federal healthcare programs and private sector beneficiaries could increase pricing pressures in the future. Such pressures may also increase the risk of litigation or investigation by the government regarding pricing calculations. The biotechnology industry will likely face greater regulation and political and legal actions in the future.
Adverse pricing limitations may hinder our ability to recoup our investment in one or more future therapeutic candidates, even if our future therapeutic candidates obtain marketing approval. Adverse pricing limitations prior to approval will also adversely affect us by reducing our commercial potential. Our ability to commercialize any potential products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments becomes available from third-party payors, including government health administration authorities, private health insurers and other organizations. Third-party payors decide which medications they will pay for and establish reimbursement levels. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.
A significant trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Additionally, the Inflation Reduction Act of 2022 (the “IRA”) authorized CMS to negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition starting in payment year 2026, and to negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities and entered into the first set of agreements with pharmaceutical manufacturers to conduct price negotiations in October 2023. However, the IRA’s impact on the biopharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.
We cannot be sure that coverage and reimbursement will be available for any product that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval in the future. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any therapeutic candidate that we successfully develop.

There may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Accordingly, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Our inability to promptly obtain coverage and adequate reimbursement from third-party payors for approved products could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize potential products and our overall financial condition.
Healthcare legislative reform measures may have a material and adverse effect on our business, financial condition, results of operations, and prospects.
Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal, and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:
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the demand for our therapeutic candidates, if we obtain marketing approval;

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our ability to receive or set a price that we believe is fair for our products;

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our ability to generate revenue and achieve or maintain profitability;

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the level of taxes that we are required to pay; and

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the availability of capital.

In March 2010, the ACA was enacted, which includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers in the United States. It also included the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The ACA continues to significantly impact the United States’ pharmaceutical industry.
Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate PBMs and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’

operations, pharmacy networks, or financial arrangements. During the current congressional session, numerous PBM reforms are being considered in both the Senate and the House of Representatives; they include diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire biopharmaceutical supply chain and the business of other stakeholders, including therapeutic biological product developers like us.
We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability, or commercialize our therapeutic candidates, if approved.
In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. Our future products, if any, might not be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, an adequate level of reimbursement might not be available for such products and third-party payors’ reimbursement policies might adversely affect our ability to sell any future products profitably.
Legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for biologic therapeutics, and FDA’s statutory authorities are periodically amended by Congress. For example, as part of the Consolidated Appropriations Act for 2023, Congress provided FDA additional authorities related to the accelerated approval pathway for human drugs and biologics. Under these amendments to the FDCA, the agency may require a sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The amendments also give FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our therapeutic candidates, if any, may be. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-approval testing and other requirements.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our therapeutic candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.
If we or our partners, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.
Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any therapeutic candidates for which we may obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors and customers expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our therapeutic candidates for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind to induce or reward either the referral of an individual for, or the purchase, or order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal civil and criminal false claims laws, including the U.S. federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and the civil monetary penalties laws, which prohibit individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. federal False Claims Act;

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HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to HHS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain advanced non-physician healthcare practitioners and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug and therapeutic biologics manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant civil, criminal and administrative penalties, including monetary damages, fines, disgorgements, imprisonment, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations, any of which could adversely our financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.
We received orphan drug status for INBRX-109 for the treatment of patients with metastatic or unresectable chondrosarcoma. We may seek orphan drug status for additional therapeutic candidates, but even if it is granted, we may be unable to maintain any benefits associated with orphan drug status, including market exclusivity.
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition or for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for a disease or condition will be recovered from sales in the United States for that drug or biologic. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity.
We received orphan drug status for INBRX-109 for the treatment of patients with metastatic or unresectable chondrosarcoma. We may seek orphan drug status for additional therapeutic candidates, but the FDA may not grant any such request. Even with orphan drug status, exclusive marketing rights in the United States may be limited if we seek FDA marketing approval for an indication broader than the therapeutic candidate’s orphan designated indication. Additionally, any therapeutic candidate that initially receives orphan drug status designation, may lose such designation if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, others may obtain orphan drug status and then achieve marketing approval and exclusivity before us for products addressing the same diseases or conditions as products we are developing, thus limiting our ability to compete in the markets addressing such diseases or conditions for a significant period of time.
We received fast-track designation for INBRX-109 for the treatment of patients with metastatic or unresectable chondrosarcoma. We may seek fast-track designation for other of our therapeutic candidates. Even if received, fast-track designation may not actually lead to a faster review process.
We aim to benefit from the FDA’s Fast Track and priority review processes. We received fast-track designation for INBRX-109 for the treatment of patients with metastatic or unresectable chondrosarcoma. Under fast-track designation, the FDA may initiate a rolling review of sections of a fast-track drug’s BLA before the application is complete. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the BLA is submitted. Additionally, the fast-track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process. Under the FDA policies, a drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete BLA is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast-track designated drug candidate would ordinarily meet the FDA’s criteria for priority review.
The fast-track designation for INBRX-109, or for other future therapeutic candidates, may not actually lead to a faster review process and a delay in the review process or in the approval of our potential products will delay revenue from their potential sales and will increase the capital necessary to fund these product development programs. Without fast-track designation, submitting a BLA and getting through the regulatory process to gain marketing approval is a lengthier process.
Our therapeutic candidates for which we intend to seek approval may face competition sooner than anticipated.
Even if we are successful in achieving marketing approval to commercialize a therapeutic candidate ahead of our competitors, our future therapeutic candidates may face direct competition from biosimilar products. In the United States, our therapeutic candidates are regulated by the FDA as biological products, and we intend to seek approval for these therapeutic candidates pursuant to the BLA pathway. The BPCIA created an abbreviated pathway for the FDA approval of biosimilar biological products based on a previously licensed innovator, or reference, biological product. Under the BPCIA, an application for a biosimilar biological product cannot be approved by the FDA until 12 years after the original reference biological product was approved under a BLA.
We believe that any of our therapeutic candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity available to reference biological products. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider our therapeutic candidates to be reference biological products pursuant to its interpretation of the exclusivity provisions of the BPCIA, potentially creating the opportunity for follow-on biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing including whether a future competitor seeks an interchangeability designation for a biosimilar of one of our products. Under the BPCIA as well as state pharmacy laws, only so-called “interchangeable” biosimilar products are considered substitutable for the reference biological product without the intervention of the healthcare provider who prescribed the original biological product. However, as with all prescribing decisions made in the context of a patient-provider relationship and a patient’s specific medical needs, healthcare providers are not restricted from prescribing biosimilar products in an off-label manner. In addition, a competitor could decide to forego the abbreviated approval pathway available for biosimilar products and to submit a full BLA for product licensure after completing its own nonclinical studies and clinical trials. In such a situation, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its biological product as soon as it is approved.
In Europe, the European Commission has granted marketing authorizations for many biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In addition, companies may be developing biosimilar products in other countries that could compete with our products, if approved.
If competitors are able to obtain marketing approval for biosimilars referencing our therapeutic candidates, if approved, our future products may become subject to competition from such biosimilars, whether or not they are designated as interchangeable, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our therapeutic candidates may have received approval.
We face regulation and potential liability related to privacy, data protection and information security which may require significant resources and may adversely affect our business, operations and financial performance.
The regulatory environment surrounding information security, data collection and privacy is increasingly demanding. We are subject to numerous U.S. federal and state laws and non-U.S. regulations, including in Europe and China, governing the protection of personal and confidential information of our clinical subjects, clinical investigators, employees and vendors/business contacts, including in relation to medical records, credit card data and financial information. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act and CCPA), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations, and the privacy regulatory area is in constant flux. The state of California, for example, has adopted the CCPA, which went into effect beginning in January 2020. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for residents of the State of California, imposing special rules on the collection of personal information from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. While there is currently an exception under CCPA for protected health information that is subject to HIPAA and clinical trial regulations, CCPA still applies to the personal information of employees and may otherwise impact our business. In November of 2020, California voters approved the CPRA, which took full effect on January 1, 2023. The CPRA amends the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply, and additional harm and liability for failure to comply. Among other things, the CPRA established a new regulatory authority, the California Privacy Protection Agency, or CPPA, which has expanded enforcement authority. Further, the CPPA has introduced significant draft regulations under the CPRA which could have operational effects on our business and further uncertainty with respect to enforcement. Comprehensive privacy laws similar to the CCPA in Virginia, Colorado, Connecticut, and Utah all took effect in 2023, and laws in Montana, Oregon and Texas will take effect in 2024, increasing the regulatory compliance risk. Like the GDPR, many of these state laws categorize medical or health data, genetic data, and biometric data that can be used to identify a natural person as “sensitive data” and the processing or collection of such will require additional compliance obligations.
In the European Union, or EU, the GDPR, which came into effect on May 25, 2018, could increase our burden of regulatory compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for noncompliance, which significantly increases our potential financial exposure for non-compliance.
We will be subject to the GDPR where we have a European Union presence or “establishment” (e.g. European Union based subsidiary or operations), when conducting clinical trials with European Union based data subjects (whether the trials are conducted directly by us or through a clinical vendor or partner) or offering approved products or services (if relevant) to European Union based data subjects (regardless of whether involving our European Union based subsidiary or operations).
The GDPR sets out a number of requirements that must be complied with when processing the personal data of such European Union based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g. access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and afford greater protection and require additional compliance obligations. Further, European Union member states have a broad right to impose additional conditions — including restrictions — on these data categories. This is because the GDPR allows European Union member states to derogate from the requirements of the GDPR mainly in regard to specific processing situations (including special category data and processing for scientific or statistical purposes). As the European Union states continue to reframe their national legislation to harmonize with the GDPR, we will need to monitor compliance with all relevant European Union member states’ laws and regulations, including where permitted derogations from the GDPR are introduced.
We will also be subject to evolving European Union laws on data export, where we transfer data outside the European Union to group companies or third parties. The GDPR only permits exports of data outside the European Union where there is a suitable data transfer solution in place to safeguard personal data (e.g. the European Union Commission approved Standard Contractual Clauses or the recently-adopted EU-US Data Privacy Framework). On July 16, 2020, the Court of Justice of the European Union or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (i) calls into question certain data transfer mechanisms as between the European

Union member states and the U.S. (such as the Standard Contractual Clauses) and (ii) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the U.S. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess the impact of U.S. national security laws on their business and future actions of European Union data protection authorities are difficult to predict. While the recently-adopted EU-US Data Privacy Framework was meant to address the concerns raised by the CJEU in Schrems II, it will likely be subject to future legal challenges. Further, the EU-US Data Privacy Framework is only available to companies who have completed a self‑certification and application. We have not self‑certified to the EU-US Data Privacy Framework, and consequently, there is some risk of any of our data transfers from the European Union being halted by one or more European Union member states.
Where we rely on third parties to carry out a number of services for us, including processing personal data on our behalf, we are required under GDPR and the U.S. state privacy laws to enter into contractual arrangements to help ensure that these third parties only process such data according to our instructions and have sufficient security measures in place. Any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any contractual arrangements requiring the transfer of personal data from the European Union to us in the United States requires greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data, or increase costs of compliance.
Our partnerships in China and our CRO relationships in Hong Kong may expose us to new and stringent Chinese data security laws. The Data Security Law of the People’s Republic of China, or the PRC Data Security Law, took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. Moreover, the PRC Data Security Law provides a national security review procedure for those data processing activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored in the territory of the PRC without the approval of the competent PRC governmental authorities. Also in China, the Personal Information Protection Law, which took effect on November 1, 2021, introduced stringent protection requirements for processing personal information. We may be required to make further significant adjustments to our business practices to comply with data security and personal information protection laws in China.
In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. Once the regulation is adopted, there will be a two-year implementation period. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR (see above). In the U.S., the state privacy laws in California, Virginia, Colorado, Connecticut, and Utah include provisions regulating certain types of behavioral marketing and require companies to analyze online marketing and, in some cases, require opt-out mechanisms, increasing operational expenses and risk. The Federal Trade Commission has also issued a notice of proposed rulemaking with respect to online marketing and data collection.
We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations, particularly relating to biopharmacy and/or scientific research that may require compliance with their rules pertaining to privacy and data security.
The introduction of the GDPR, and any resultant changes in European Union member states’ national laws and regulations and the ePrivacy Regulation, will increase our compliance obligations and will necessitate the review and implementation of policies and processes relating to our collection and use of data. This increase in compliance obligations could also lead to an increase in compliance costs which may have an adverse impact on our business, financial condition or results of operations.
If any person, including any of our employees, clinical vendors or partners or those with whom we share such information, negligently disregards or intentionally breaches our established controls with respect to our clinical subject, clinical investigator or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. As above, under the GDPR there are significant new punishments for non-compliance which could result in a penalty of up to 4% of a firm’s global annual revenue.
Applicable laws may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not in the future. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties, our reputation may be harmed and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business.
We are increasingly dependent upon technology systems and data to operate our business. In particular, the COVID-19 pandemic has caused us to modify our business practices, including in certain cases allowing office-based employees in the United States to work from home. As a result, we are increasingly dependent upon our technology systems to operate our business and our ability to effectively manage our business depends on the security, reliability and adequacy of our technology systems and data, which includes use of cloud technologies. A breakdown, invasion, corruption, destruction or breach of our technology systems, including the cloud technologies that we utilize, and/or unauthorized access to our data and information could subject us to liability or negatively impact the operation of our business. Our technology systems, including the cloud technologies that we utilize, continue to increase in multitude and complexity, making them potentially vulnerable to breakdown, malicious intrusion and random attack. Likewise, data privacy or security breaches by individuals authorized to access our technology systems, including the cloud technologies that we utilize, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, customers or other business partners, may be exposed to unauthorized persons or to the public.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.
We maintain quantities of various flammable and toxic chemicals in our facilities in La Jolla, California required for our research and development activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these hazardous materials in our La Jolla facilities comply with the relevant guidelines of La Jolla, the state of California and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Any insurance coverage we have may not be sufficient to cover these liabilities. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations which would adversely affect our business.
Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future growth may depend, in part, on our ability to develop and commercialize our therapeutic candidates, if approved, in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our therapeutic candidates before we receive marketing approval from the applicable regulatory authority in that foreign market, and we may never receive such marketing approval for any of our therapeutic candidates. To obtain separate marketing approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our therapeutic candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our therapeutic candidates and ultimately commercialize our therapeutic candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries. We may need to rely on third parties to market, distribute and sell our products in foreign markets.
Risks Related to Ownership of Our Common Stock
We do not know whether an active, liquid and orderly trading market will develop or be sustained for our common stock and as a result it may be difficult for you to sell your shares of our common stock.
There is currently no public market for shares of our common stock. In connection with the Distribution, we intend to apply to list our common stock on the Nasdaq Global Market. We can provide no assurance that we will be able to develop or sustain an active trading market for our shares or that any trading market will be liquid. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.
We expect that our stock price may fluctuate significantly.
The trading price of shares of our common stock may be highly volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:
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results of our clinical trials and preclinical studies or those of our competitors;

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the success of competitive products or technologies;

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regulatory or legal developments in the United States and other countries;

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geopolitical events, such as global conflicts or hostilities;

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the level of expenses related to our therapeutic candidates or development programs;

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changes in the structure of healthcare payment systems; actual or anticipated fluctuations in our financial condition and operating results;

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announcements by us, our partners or our competitors of new therapeutics or therapeutic candidates, significant contracts, strategic partnerships, joint ventures, collaborations, commercial relationships or capital commitments;

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failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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issuance of new or updated research or reports by securities analysts or recommendations for our stock;

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disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

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commencement of, or our involvement in, litigation;

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fluctuations in the valuation of companies perceived by investors to be comparable to us;

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manufacturing disputes or delays;

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any future sales of our common stock, including upon the exercise of the SpinCo Warrants, or other securities;

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any change to the composition of the board of directors or key personnel;

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expiration of contractual lock-up agreements with our executive officers, directors and security holders;

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general economic conditions and slow or negative growth of our markets;

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share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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announcement or expectation of additional debt or equity financing efforts; and

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circumstances and market conditions relating to pandemics and natural disasters.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance. In addition, the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have on occasion instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.
Our executive officers, directors and holders of more than 5% of our capital stock are expected to own a significant percentage of our stock and will be able to exercise significant control over matters subject to stockholder approval.
After the Distribution, our executive officers, directors and holders of more than 5% of our capital stock are expected to beneficially own approximately 57.4% of our shares of common stock outstanding. Accordingly, these stockholders will have significant control over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Future sales of our common stock in the public market could cause our stock price to fall.
Our stock price could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Immediately following the Distribution, we expect there will be approximately 14,241,175 shares of our common stock outstanding, which will include 1,139,147 shares of our common stock to be retained by RemainCo. All of our shares of common stock issued in the Distribution will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act or are subject to other contractual restrictions. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act (“Rule 144”). Shares held by RemainCo may be sold in the public market following the Distribution, subject to compliance with applicable securities laws. For more information on transfer restrictions, see “Shares Eligible for Future Sale.”
We have reserved approximately 4,000,000 shares for future grants under our Omnibus Incentive Plan. See “Executive Compensation — Equity Compensation Plan Information — Post-Spin-Off SpinCo Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by our existing stockholders.
Following the Distribution and prior to the closing of the Merger, holders of RemainCo’s 2023 Warrants outstanding as of the record date will receive SpinCo Warrants exercisable for up to an aggregate of 991,849 shares of SpinCo common stock. To the extent any such SpinCo Warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the holders of our shares of common stock and an increase in the number of shares eligible for resale in the public market, subject to compliance with applicable securities laws. The holders of SpinCo Warrants will have certain registration rights with respect to our common stock. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including our common stock beneficially owned by the holders of the SpinCo Warrants.
We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued in the Distribution, shares retained by RemainCo, shares issued under our Omnibus Incentive Plan or shares issued upon exercise of the SpinCo Warrants, or the perception that such sales may occur, could adversely affect the market price of our common stock.
Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issues an adverse opinion about our company, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the public markets, which could cause our stock price or trading volume to decline.
Nasdaq may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
In connection with the Distribution, we intend to apply to list our common stock on the Nasdaq Global Market. We cannot assure you that, in the future, our securities will meet the continued listing requirements to be listed on the Nasdaq Global Market. If Nasdaq delists our common stock, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our securities;

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a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

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a limited amount of news and analyst coverage for our company; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Future debt financing agreements may limit or require us to have the lender’s permission before declaring dividends on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial statements and other public reporting, which would harm our business and the trading price of our common stock.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, our management will be required to report upon the effectiveness of our internal control over financial reporting.
The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, we will need to implement additional financial and management controls, reporting systems and procedures.
We cannot assure you that there will not be material weaknesses or significant deficiencies identified in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. In the future, if we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
If we become an “accelerated filer,” as defined in the Exchange Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.
We will incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we would not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. If the rules and regulations applicable to public companies divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
Our certificate of incorporation, bylaws and Delaware law will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents will include provisions:
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authorizing our board of directors to issue up to 15,000,000 shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine;

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specifying that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors or our Chief Executive Officer and that our stockholders may not act by written consent;

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establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

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providing that our board of directors may create new directorships and that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

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establishing that our board of directors is divided into three classes — Class I, Class II, and Class III —  with each class serving staggered three-year terms;

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providing that our board of directors may amend our bylaws without stockholder approval; and

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requiring a super-majority of votes to amend certain of the above-mentioned provisions.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.
As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.
Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Our certificate of incorporation will designate the Court of Chancery of the State of Delaware, or the Chancery Court, or the federal district court for the District of Delaware, or the District Court of Delaware, or the other federal district courts of the United States as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation will require, unless we otherwise consent, that the Chancery Court will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law (subject to the Chancery Court having personal jurisdiction over the indispensable parties named as defendants): (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers and employees to us or our stockholders, (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or employees of the Company, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Chancery Court, or (vi) any action or proceeding asserting a claim against us, or our directors, officers or employees, governed by the internal affairs doctrine. If the Chancery Court does not have jurisdiction for these actions or proceedings, then the actions or proceedings must be brought in a state court located in the State of Delaware. If these state courts also do not have jurisdiction, these actions or proceedings must be brought in the District Court of Delaware. These limitations in our certificate of incorporation will not apply to actions brought to enforce a duty or liability created by the Securities Act, the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. However, our certificate of incorporation will also provide that, unless we otherwise consent in writing, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In addition, any person holding, owning or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. These Delaware and federal court choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Chancery Court or the District Court of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the jurisdiction. The Chancery Court or the District Court of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs, which could have a material adverse effect on our business, financial condition or results of operations.
On March 18, 2020, the Delaware Supreme Court ruled that provisions of a Delaware corporation’s certificate of incorporation that designate a federal forum for securities claims brought pursuant to the

Securities Act, or federal forum provisions, are valid and enforceable under Delaware law, or the March 2020 Ruling. Various U.S. Supreme Court cases offer support for the argument that federal forum provisions do not violate federal policy. However, the March 2020 Ruling applies only to claims brought in Delaware state courts, and it is not binding on any other state court or the federal courts. Therefore, we are unable to predict whether a state court in any other state or a federal court would enforce a federal forum provision such as the one set forth in our certificate of incorporation.
We may be subject to securities litigation that materially diverts the attention of our management or pursuant to which we incur substantial costs.
The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Securities litigation against us could result in substantial costs and materially divert our management’s attention from other business concerns, which could seriously harm our business.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are required to report only two years of financial results in certain Securities Act registration statements. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” for up to five years after the effective date of the registration statement of which this information statement forms a part, although we will lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our common stock that are held by non-affiliates exceeds $700 million as of June 30 of a fiscal year. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.
We are a smaller reporting company, and the reduced reporting requirements applicable to smaller reporting companies may make our common stock less attractive to investors.
We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced financial statement and other financial information disclosure, and reduced disclosure obligations regarding executive compensation in our annual and periodic reports and proxy statements. We will remain a smaller reporting company as long as either (i) the market value of our common stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700 million. Our public float is measured as of the last business day of our most recently completed second fiscal quarter, and annual revenues are as of the most recently completed fiscal year for which audited financial statements are available. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.

Risks Related to the Distribution
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Distribution.
Prior to the Distribution, there will have been no regular-way trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative developments for our customers, competitors or suppliers, as well as general economic and industry conditions.
The Distribution will be taxable and holders of RemainCo’s common stock will recognize taxable income, and the resulting tax liability to holders of RemainCo’s common stock may exceed the amount of cash received in the Distribution.
The Distribution will be treated as a taxable distribution with respect to RemainCo’s common stock for U.S. federal income tax purposes. Accordingly, a U.S. holder of RemainCo common stock will be treated as receiving a taxable distribution in an amount equal to the fair market value of any SpinCo common stock plus the U.S. dollar value of cash in lieu of fractional shares received pursuant to the Distribution. Accordingly, the income recognized by a U.S. holder on the Distribution could result in a tax liability in excess of any cash received in the Distribution, depending on the U.S. holder’s individual circumstances. A Non-U.S. holder generally will be subject to U.S. federal income tax withholding at a rate of 30% (or a lower rate under an applicable income tax treaty) with respect to the portion of the Distribution that is treated as a taxable distribution unless certain exceptions apply. Since the determination of the portion of the Distribution that is treated as a taxable dividend will not be completed until after the closing of the current taxable year, it is possible that a broker, dealer, bank or other custodian that holds RemainCo common stock beneficially owned by a Non-U.S. holder may withhold at a rate of 30% (or a lower rate under an applicable income tax treaty) on the entire amount of the Distribution. For more information, see the discussion below under “The Separation and Distribution — Certain U.S. Federal Income Tax Consequences.”
The historical and pro forma financial information presented herein is not necessarily representative of the results that SpinCo would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of its future results.
Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, because a wholly-owned subsidiary of Acquirer will merge with and into RemainCo immediately following the Distribution, no senior management of Inhibrx, Inc. will be retained by RemainCo following the Distribution, and the relative size of SpinCo’s operations relative to the RemainCo Business, we consider SpinCo as the accounting spinnor of RemainCo, and the accounting successor to Inhibrx, Inc. for financial reporting purposes. Therefore, following the Distribution, the historical consolidated financial statements of Inhibrx, Inc. will represent the historical financial statements of SpinCo. SpinCo’s historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Inhibrx, Inc. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that SpinCo would have achieved as a separate, publicly traded company during the periods presented or those that SpinCo will achieve in the future.
We will incur material costs and expenses in connection with the Distribution and continue to incur costs and expenses associated with being a public company following the Distribution.
We will incur material costs and expenses as a result of transactions consummated in connection with the Distribution and will continue to incur costs and expenses as a public company following the Distribution, including financial reporting and costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act). In addition, we will incur corporate and administrative costs and expenses similar to those we incurred while part of RemainCo, even though SpinCo will be a smaller, stand-alone company following the Distribution. These costs may be material to our business.
The consummation of the Spin-Off is subject to a number of conditions as set forth in the Distribution Agreement and, if these conditions are not satisfied or waived, the Spin-Off may not be completed. Additionally, if any conditions are waived and the Spin-Off is completed, such waiver could have a material adverse effect on our business.
The Spin-Off is subject to the satisfaction or waiver by RemainCo or SpinCo of certain conditions as described in “The Separation and Distribution — The Distribution Agreement — Conditions to the Spin-Off.” The failure to satisfy any or all of the required conditions could delay the completion of the Spin-Off or prevent it from occurring. There can be no assurance that the conditions to the Spin-Off will be satisfied or waived or that the Spin-Off will be completed within the expected timeframe or at all. If the Spin-Off is not completed, you will not receive shares of SpinCo common stock.
Additionally, RemainCo may waive the conditions to the Spin-Off set forth in the Separation and Distribution Agreement and proceed with the Spin‑Off even if such conditions have not been met. Notwithstanding RemainCo’s contractual ability to waive the conditions in the Separation and Distribution Agreement, RemainCo cannot proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Separation or the Distribution, if the registration statement on Form 10 of which this information statement is a part is not declared effective by the Securities and Exchange Commission, or if such registration statement does not remain effective. However, if RemainCo waives any of the other conditions and the Spin-Off is completed, such waiver could have a material adverse effect on SpinCo’s business, financial condition or results of operations or the ability of stockholders to sell their shares after the Spin-Off, including, without limitation, as a result of illiquid trading due to the failure of SpinCo common stock to be accepted for listing on a national securities exchange.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this information statement are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “design,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:
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the initiation, timing, progress and results of our research and development programs as well as our preclinical studies and clinical trials;

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our ability to advance therapeutic candidates into, and successfully complete, clinical trials;

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our interpretation of initial, interim or preliminary data from our clinical trials, including interpretations regarding disease control and disease response;

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the timing or likelihood of regulatory filings and approvals;

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the commercialization of our therapeutic candidates, if approved;

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the pricing, coverage and reimbursement of our therapeutic candidates, if approved;

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our ability to utilize our technology platform to generate and advance additional therapeutic candidates;

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the implementation of our business model and strategic plans for our business and therapeutic candidates;

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our ability to successfully manufacture our therapeutic candidates for clinical trials and commercial use, if approved;

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our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

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the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates;

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our ability to enter into strategic partnerships and the potential benefits of such partnerships;

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our estimates regarding expenses, capital requirements and needs for additional financing;

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our ability to raise funds needed to satisfy our capital requirements, which may depend on financial, economic and market conditions and other factors, over which we may have no or limited control;

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our financial performance;

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our and our third-party partners’ and service providers’ ability to continue operations and advance our therapeutic candidates through clinical trials, as well as the ability of our third party manufacturers to provide the required raw materials, antibodies and other biologics for our preclinical research and clinical trials, in light of the current market conditions or any pandemics, regional conflicts, sanctions, labor conditions, geopolitical events, natural disasters or extreme weather events;

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our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals; and

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developments relating to our competitors and our industry.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” elsewhere in this information statement. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this information statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this information statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this information statement to conform these statements to new information, actual results or to changes in our expectations, except as required by law.
You should read this information statement and the documents that we file with the Securities and Exchange Commission, or the “SEC,” with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

THE SEPARATION AND DISTRIBUTION
General
Prior to the Distribution time, Inhibrx, Inc. will separate the businesses described in this information statement and transfer them to SpinCo through a series of transactions which will generally result in (a) RemainCo directly or indirectly owning, assuming or retaining those assets and liabilities primarily related to Inhibrx, Inc.’s INBRX-101 and (b) SpinCo directly or indirectly owning, assuming or retaining those assets and liabilities primarily related to Inhibrx, Inc.’s platform for the research, development, manufacture and commercialization of INBRX-105, INBRX-106 and INBRX-109. We refer to the transfer of such businesses and assets as the “Separation.” RemainCo will distribute, on a pro rata basis, 92% of our issued and outstanding shares of common stock as of the time of the Distribution to the holders of shares of RemainCo common stock as of the record date. We refer to this distribution of our shares of common stock as the “Distribution.” RemainCo will retain 8% of the issued and outstanding shares of our common stock as of the time of the Distribution.
In the Distribution, each holder of shares of RemainCo common stock will receive a distribution of one share of our common stock for every four shares of RemainCo common stock held as of the close of business, New York City time, on May 17, 2024, which will be the record date.
Following the Distribution and prior to the closing of the Merger, pursuant to the terms of RemainCo’s 2023 Warrants, holders of RemainCo’s 2023 Warrants outstanding as of the record date will receive SpinCo Warrants exercisable for up to an aggregate of 991,849 shares of SpinCo common stock.
Manner of Effecting the Distribution
The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement between us and Inhibrx, Inc. Under the Distribution Agreement, the Distribution will be effective following the satisfaction or waiver of closing conditions set forth in the Distribution Agreement and the Merger Agreement. For RemainCo stockholders who own shares of RemainCo common stock in registered form on the record date, our transfer agent will credit shares of SpinCo common stock to book entry accounts established in their names to hold shares of RemainCo common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our shares of common stock. Book entry refers to a method of recording share ownership in our records in which no physical certificates are used. For stockholders who own shares of RemainCo common stock through a broker or other nominee, their shares of SpinCo common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form and are not affiliates of SpinCo may request that their shares of SpinCo common stock be transferred to a brokerage or other account at any time, as well as delivery of any physical share certificates for their shares, in each case without charge.
REMAINCO STOCKHOLDERS WILL NOT BE REQUIRED TO PAY ANY CASH OR DELIVER ANY OTHER CONSIDERATION FOR OUR SHARES OF COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF REMAINCO COMMON STOCK IN ORDER TO RECEIVE SHARES OF OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION.
No fractional shares of SpinCo common stock will be issued to RemainCo stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of shares of RemainCo common stock who would otherwise be entitled to receive a fractional share of SpinCo common stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the U.S. federal income tax consequences of the Distribution can be found below in the subsection entitled “— Certain U.S. Federal Income Tax Consequences.” The distribution agent will, as soon as practicable after the Distribution date, aggregate all fractional shares of SpinCo common stock into whole shares of SpinCo common stock and sell them in the open market at then-prevailing market prices and distribute the aggregate proceeds, net of brokerage fees and after deducting any taxes required to be withheld therefrom, ratably to RemainCo stockholders otherwise entitled to fractional interests in our shares of common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the Distribution date.
In order to be entitled to receive our shares of common stock in the Distribution, RemainCo stockholders must be stockholders of record of shares of RemainCo common stock at the close of business, New York City time, on the record date, May 17, 2024.
Reasons for the Distribution
RemainCo’s board of directors has determined that separation of our businesses from RemainCo’s other business is in the best interests of RemainCo and its stockholders. The potential benefits considered by RemainCo’s board of directors in making the determination to consummate the Distribution included the following:
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the spin-off of RemainCo’s assets and liabilities primarily associated with INBRX-105, INBRX-106 and INBRX-109 was proposed by RemainCo as a condition to the Merger;

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given Acquirer’s desire to acquire only the assets and liabilities primarily related to Inhibrx, Inc.’s INBRX-101, the Spin-Off, in combination with the Merger, is more tax advantageous to RemainCo’s stockholders as compared to a direct sale of the INBRX-101 assets by RemainCo because the Spin-Off, in combination with the Merger, avoids subjecting the proceeds paid by Acquirer for INBRX-101 to the corporate-level income tax that would otherwise apply if RemainCo, as opposed to its shareholders, had received such proceeds on a direct sale of the INBRX-101 assets; thereby, providing the RemainCo stockholders with more after-tax value;

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the board of directors’ assessment that the assets to be transferred to SpinCo in the Spin-Off are valuable and that the Distribution provides the most attractive option for these assets, including with respect to the potential commercialization and future profitability of SpinCo’s portfolio;

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the fact that stockholders of RemainCo and certain warrantholders would receive securities of SpinCo in addition to the consideration being paid in the Merger, allowing stockholders of RemainCo and certain warrantholders to continue to recognize value from Inhibrx, Inc.’s assets and liabilities primarily related to INBRX-105, INBRX-106 and INBRX-109; and

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RemainCo’s board of directors considered the overall value of the Merger and the Spin-Off in the context of current market activity, RemainCo’s performance in the development of its INBRX-101 and changes in general economic and political conditions and timing for RemainCo to explore a potential strategic transaction, including in light of recent trends toward industry consolidation and the impact of market volatility on RemainCo. The RemainCo board of directors concluded that it was an opportune time for RemainCo to consider a sale of RemainCo and a spin-off of SpinCo in light of these factors.

RemainCo’s board of directors also considered other terms of the Distribution Agreement, which are more fully described below under “— The Distribution Agreement”:
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the allocation of certain assets and liabilities primarily related to Inhibrx, Inc.’s assets and liabilities associated with INBRX-105, INBRX-106 and INBRX-109 to SpinCo, including the “Inhibrx” name and marks;

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the tax treatment of the Spin-Off, including that the Spin-Off will be a taxable distribution to RemainCo stockholders and that SpinCo generally will provide a tax indemnity to RemainCo for “SpinCo Indemnified Taxes” (generally SpinCo’s share of transfer taxes and any income taxes, calculated on a pro forma basis, attributable to the assets and liabilities associated with the SpinCo Business that arose in taxable periods that precede and include the Distribution) and RemainCo generally will provide a tax indemnity to SpinCo for any “Company Indemnified Taxes” (generally taxes arising in respect of the Separation and the Distribution, RemainCo’s share of transfer taxes, and taxes of RemainCo or the consolidated group of which RemainCo was the common parent that are not SpinCo Indemnified Taxes;

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that the parties have agreed to make a Section 336(e) Election with respect to SpinCo, resulting in SpinCo receiving a fair market value tax basis in its assets and that RemainCo shall be entitled to annual payments from SpinCo equal to 85% of the actual cash tax savings, as and when realized, arising from SpinCo receiving a fair market value tax basis as a result of such election;
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the fact that, prior to the effective time of the Distribution, Acquirer or an affiliate of Acquirer shall deposit into an escrow account an amount in cash equal to $200 million, minus the sum of the amount of marketable securities, cash, and cash equivalents contained in any accounts held by SpinCo as of the close of business on the day prior to the effective time of the Distribution, minus the amount, if any, by which RemainCo’s closing debt exceeds RemainCo’s signing debt and, immediately prior to the effective time of the Distribution, RemainCo will contribute the right to receive the cash held in such escrow account to SpinCo; and

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the guaranty by Acquirer of the performance by RemainCo of its obligations under the Distribution Agreement following the effective time of the Merger.

RemainCo’s board of directors also considered certain aspects of the Distribution that may be adverse to SpinCo. SpinCo’s shares of common stock may come under selling pressure as certain RemainCo stockholders sell their SpinCo shares because they are not interested in holding an investment in SpinCo’s businesses. Moreover, certain factors such as the size and expected market value of SpinCo may limit investors’ ability to appropriately value SpinCo’s shares of common stock. Because SpinCo will no longer be part of RemainCo, the Distribution also will limit the ability of SpinCo to pursue cross-company business initiatives with the businesses that will be owned by RemainCo. In addition, after the Distribution, SpinCo will not own any rights to the RemainCo Business, including those primarily related to INBRX-101. Finally, as a result of the Distribution, SpinCo will bear significant incremental costs associated with being a publicly held company.
Results of the Distribution
After the Distribution, we will be a public company and own certain assets and liabilities primarily related to Inhibrx, Inc.’s INBRX-105, INBRX-106 and INBRX-109. Immediately after the Distribution, we expect to have approximately 14,241,175 shares of our common stock outstanding, based on the number of outstanding shares of RemainCo common stock on April 29, 2024. The actual number of shares to be distributed will be determined on the record date. Following the Distribution and prior to the closing of the Merger, we expect to issue SpinCo Warrants exercisable for up to an aggregate of 991,849 shares of our common stock.
Prior to the Distribution, we will enter into a Transition Services Agreement with RemainCo, pursuant to which we will provide certain transition services to RemainCo, and the Pharmacovigilance Agreement with RemainCo, pursuant to which the parties will implement processes and procedures for sharing information as required for each party’s compliance with its regulatory and pharmacovigilance responsibilities.
The Distribution will not affect the number of shares of RemainCo common stock you own. For more information on the treatment of shares of RemainCo common stock in the Merger, see Inhibrx, Inc.’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (File No. 001-39452) covering the Merger and related matters.
The Distribution Agreement
Below is a summary of the material terms of the Distribution Agreement. The description of the Distribution Agreement in this section and elsewhere in this information statement is qualified in its entirety by reference to the complete text of the Distribution Agreement, a copy of which is attached as Exhibit 2.2 to the registration statement on Form 10 of which this information statement forms a part and is incorporated by reference into this information statement. This summary does not purport to be complete and may not contain all of the information about the Distribution Agreement that is important to you. We encourage you to read the Distribution Agreement carefully and in its entirety.
The Distribution Agreement and this summary of its terms are included to provide you with information regarding its terms. Factual disclosures about RemainCo contained in this information statement or in RemainCo’s public reports filed with the SEC may supplement, update or modify the factual disclosures about RemainCo contained in the Distribution Agreement.

Overview
As a condition to the Merger, RemainCo will consummate the Distribution, with the pro rata distribution of 92% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution to RemainCo’s stockholders. Prior to the Distribution, Inhibrx, Inc. will consummate or cause to be consummated certain restructuring transactions.
Among other things, the Distribution Agreement specifies which assets of RemainCo are to be transferred to, and which liabilities of RemainCo are to be assumed by, SpinCo, and sets forth when and how these transfers and assumptions will occur. The Distribution Agreement also includes procedures by which RemainCo and SpinCo will become separate and independent companies (subject to the Transition Services Agreement and the Pharmacovigilance Agreement). The matters addressed by the Distribution Agreement include the matters described below.
Transfer of Assets and Assumption of Liabilities
The Distribution Agreement identifies the assets to be transferred to (including the contracts to be assigned) or retained by, and the liabilities to be assumed or retained by, each of RemainCo and SpinCo, and it provides for when and how these transfers, assumptions and assignments will occur. For the purpose of the Distribution Agreement, and subject to terms of and any exceptions set forth in the Distribution Agreement, the assets consist of all right, title and ownership interests in and to all assets, properties, claims, information generated for the business, intellectual property, contracts and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere on behalf of a person or entity), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued or contingent, in each case whether or not received, recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any a person or entity, including rights and benefits pursuant to any contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement. Liabilities consist of any and all debts, guarantees, assurances, commitments, losses, remediation, deficiencies, penalties, settlements, sanctions, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any law (including environmental laws), proceeding, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental authority and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto.
Generally, following the Spin-Off, RemainCo will own, assume or retain those assets and liabilities primarily related to Inhibrx, Inc.’s INBRX-101, and SpinCo will own, assume or retain those assets and liabilities primarily related to INBRX-105, INBRX-106 and INBRX-109.
In particular, the Distribution Agreement provides that subject to the terms and conditions contained therein, the following assets will generally be retained by or transferred to SpinCo, subject to certain exceptions:
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the “Inhibrx” name and marks and any goodwill and common law rights thereto;

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all intellectual property primarily related to the SpinCo Business, including all such intellectual property applications, registrations and issuances, and all such intellectual property documentation relating to any of the foregoing (but excluding any intellectual property allocated to RemainCo), including certain specified registered intellectual property and all software and IT systems primarily related to the SpinCo Business;

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all interests in the capital stock of, or any other equity interests in, the current subsidiaries of RemainCo and any entity that becomes a subsidiary of RemainCo following the date of the Distribution Agreement but prior to the Distribution that SpinCo and Acquiror mutually agree is a member of the SpinCo group;

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all right, title and interest in and to specified real property and real property leases of RemainCo or any of its subsidiaries (which we refer to as SpinCo real property);

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all computers and other electronic data processing and communications equipment, fixtures, machinery, equipment (including, without limitation, all laboratory equipment and related materials), furniture, office equipment, special and general tools, test devices, prototypes and models and other tangible personal property located at any SpinCo real property;

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all licenses, permits, registrations, approvals and authorizations used, held for the use of or otherwise primarily related to the SpinCo Business, including all permits issued by the FDA and comparable governmental authorities primarily relating to the SpinCo Business (not including any licenses, permits, registrations, approvals and authorizations which have been issued by any governmental authority that primarily relate to, or are used exclusively in, the RemainCo Business);

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all deposits, letters of credit, prepaid expenses, trade accounts and other accounts primarily related to or arising out of the SpinCo Business;

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all vehicles owned or leased by SpinCo or any of its subsidiaries;

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all inventories of products, goods, materials, parts, raw materials and supplies primarily related to the SpinCo Business;

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all employment contracts, offer letters, restrictive covenant agreements and compensation and benefit plans applicable to the employees to be transferred to SpinCo;

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all rights in connection with and assets funding any obligation under each such benefit plan;

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all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, development and business process files and data, vendor and customer drawings, specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents, including any and all trade secrets, know-how, and any other confidential or proprietary information, that, in each case, is primarily related to the SpinCo Business;

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all shared contracts to which any member of the SpinCo group is a party and relating to both the SpinCo Business and the RemainCo Business and any other contracts primarily related to the SpinCo Business, and any rights or claims (whether accrued or contingent) arising under such contracts (not including contracts designated as primarily related to the RemainCo Business, any other contracts primarily related to the RemainCo Business and certain specified shared contracts); and

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all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution primarily related to, or related to claims primarily arising out of, the SpinCo Business;

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any goodwill primarily related to the SpinCo Business; and

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any other assets that are owned, leased or licensed, at or prior to the effective time of the Distribution, by RemainCo or any of its subsidiaries that are primarily related to the SpinCo Business.

All of the assets other than the assets allocated to SpinCo will generally be retained by, or transferred to, RemainCo. The Distribution Agreement also identifies specific assets that will be allocated to RemainCo, including, subject to certain exceptions:
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all registered intellectual property applications, registrations and issuances (including, as applicable, the common law rights and goodwill associated therewith) and all other intellectual property, in each case primarily related to, or necessary for the conduct of, as between the RemainCo Business and the SpinCo Business, the RemainCo Business, including certain specified registered intellectual property and any patent or patent application, whether or not in force, that claims priority to or is related to any patent or patent application included in such specified registered intellectual property, but excluding the name “Inhibrx” or any derivative or variation thereof and any trademarks associated with such name;

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all interests in the capital stock of, or any other equity interests in, certain specified subsidiaries of RemainCo;

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all IT systems primarily related to, or necessary for the conduct of, the RemainCo Business as of the Distribution effective time, taking into account the services to be provided under the Transition Services Agreement;

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all licenses, permits, registrations, approvals and authorizations which have been issued by any governmental authority that primarily relate to, or are used primarily in, or are necessary for the conduct of, the RemainCo Business;

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all deposits, letters of credit, prepaid expenses, trade accounts and other accounts primarily related to the RemainCo Business;

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all inventories of clinical products, goods, materials, parts, raw materials and clinical supplies primarily related to, or necessary for the conduct of, the RemainCo Business;

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all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, development and business process files and data, vendor and customer drawings, specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents, including any and all trade secrets, know-how, and any other confidential or proprietary information, in each case, to the extent primarily related to, or necessary for the conduct of, the RemainCo Business;

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certain specified contracts designated as primarily related to the RemainCo Business, any other contracts primarily related to the RemainCo Business and certain specified shared contracts, and all rights and obligations and other liabilities (whether accrued or contingent) arising under any such contracts (excluding any contracts relating to hardware, servers, databases, software, networks, telecommunications systems, websites, computer equipment, interfaces, platforms, systems, other information technology and related infrastructure);

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all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution primarily related to, or necessary for the conduct of, the RemainCo Business, including certain specified insurance policies;

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any goodwill primarily related to the RemainCo Business; and

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any other assets (other than registered intellectual property) that are owned, leased, or licensed, at or prior to the effective time of the Distribution, or were owned leased or licensed since the date of initiation of the first IND-enabling study for INBRX-101, by RemainCo or any of its subsidiaries (including RemainCo or any member of the RemainCo group) that are primarily related to, or necessary for the conduct of, the RemainCo Business.

The Distribution Agreement provides that liabilities arising out of or resulting from the ownership or operation of SpinCo Business or the assets allocated to SpinCo will generally be retained by or transferred to SpinCo, including the following, subject to certain exceptions:
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certain specified legal proceedings;

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liabilities arising out of or resulting from the employee benefit plans to be retained by or transferred to SpinCo;

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liabilities arising out of or resulting from the employment or engagement of certain employees to be transferred to SpinCo, whether arising on, prior to or following the effective time of the Merger; and

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any liabilities allocated to SpinCo or any of its subsidiaries following the Distribution under the Distribution Agreement with respect to employee matters.

All of the liabilities of RemainCo, other than the liabilities allocated to SpinCo, will generally be retained by or transferred to RemainCo. The Distribution Agreement identifies specific liabilities that will be allocated to SpinCo, including:
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any agreements or obligations of SpinCo or any of its subsidiaries under the Distribution Agreement, the Transition Services Agreement or the Merger Agreement;

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liabilities pursuant to any transaction, retention or sale bonus or award, tax gross-up or make whole payment, or similar compensatory plan for or agreement entered into with current employees;

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liabilities arising under applicable Law as the result of or in relation to the operation or condition of any asset allocated to SpinCo, including SpinCo real property whether arising prior to, on or after the effective time of the Distribution;

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liabilities arising from the violation, prior to, on or after the effective time of the Distribution, of any permits allocated to SpinCo issued under any environmental law; and

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any liability arising out of or resulting from the storage, disposal, generation, shipment or other management of hazardous materials on, at, under or from SpinCo real property or otherwise in connection with the RemainCo Business prior to the effective time of the Distribution.

Consents and Delayed Transfers
The Distribution Agreement provides that RemainCo and SpinCo will use commercially reasonable efforts to obtain any consents, approvals, licenses, permits, waivers, orders or authorizations with respect to, among other things, contracts required in connection with the Distribution or, at the written request of the other party, the assignment or novation of certain obligations under contracts, licenses and other liabilities of the parties. The Distribution Agreement also requires RemainCo and SpinCo to cooperate with each other from and after the effective time of the Distribution to, among other things, execute and deliver, or use reasonable best efforts to cause to be executed and delivered, all instruments, and to make all filings, provide any notice and obtain all consents and/or approvals under any licenses, permits, waivers, orders or authorizations in order to effectuate the transfer of the applicable assets and assignment and assumption of the applicable liabilities pursuant to the Distribution Agreement.
From and after the Distribution, with respect to any asset whose transfer or assignment is delayed, the party retaining such delayed asset will hold for the use and benefit of the party or its subsidiary entitled thereto (at the expense of the entity entitled thereto) and use commercially reasonable efforts to cooperate with the intended recipient to agree to any reasonable and lawful arrangements designed to provide the applicable party or its relevant subsidiary with the economic claims, rights, benefits and control over such delayed asset and assume the economic burdens and obligations with respect thereto in accordance with the Distribution Agreement, including by subcontracting, sublicensing or subleasing arrangements to the extent legally permissible. From and after the Distribution, with respect to any liability whose assumption is delayed, the party or its relevant subsidiary intended to assume such delayed liability will, or will cause its relevant subsidiary to, pay or reimburse the party (or its relevant subsidiary) retaining such delayed liability for all amounts paid or incurred by such party in connection with the retention of such delayed liability. The party retaining any delayed asset or delayed liability will, or will cause its relevant subsidiary to, treat such delayed asset or delayed liability in the ordinary course of business in accordance with past practice.
Commingled Contracts
The Distribution Agreement provides that any contract to which SpinCo or any of its subsidiaries following the Distribution is a party that relates to both the SpinCo Business and the RemainCo Business will be treated as commingled contracts. From the date of the Distribution Agreement until the date that is 24 months after the Distribution, to the extent the rights and obligations under any commingled contract have not or are not contemplated to be provided to either SpinCo or RemainCo following the Distribution pursuant to the Transition Services Agreement, replacement contracts, contract rights, bids, purchase orders, or other agreements with respect to the SpinCo Business or RemainCo Business have not been obtained or are not contemplated to be obtained pursuant to the Distribution Agreement, and as requested by either SpinCo or RemainCo in writing, each party will use commercially reasonable efforts to assist the other party to establish replacement contracts, contract rights, bids, purchase orders, or other agreements with respect to either the SpinCo Business or RemainCo Business, to assign to the other party or any of its subsidiaries following the Distribution the rights and obligations under such commingled contract to the extent primarily related to either the SpinCo Business or RemainCo Business, as applicable, or to establish reasonable and lawful arrangements designed to provide either SpinCo and its subsidiaries or RemainCo and its subsidiaries following the Distribution with the rights and obligations under such commingled contract to the extent related to either the RemainCo Business or the SpinCo Business. After the Distribution, if RemainCo holds any SpinCo assets or registered intellectual property not primarily related to the RemainCo Business, RemainCo must inform SpinCo and use reasonable best efforts to transfer them to SpinCo without extra cost. Similarly, if SpinCo holds assets or registered intellectual property primarily related to the RemainCo Business (notwithstanding certain trademarks), SpinCo must inform RemainCo and use reasonable best efforts to transfer them to RemainCo, at no additional cost.
Financing of SpinCo
Prior to the effective time of the Distribution, Acquirer or an affiliate of Acquirer shall deposit into an escrow account an amount in cash equal to $200 million, minus the sum of the amount of marketable securities, cash, and cash equivalents contained in any accounts held by SpinCo as of the close of business on the day prior to the effective time of the Distribution, minus the amount, if any, by which RemainCo’s closing debt exceeds RemainCo’s signing debt. Immediately prior to the effective time of the Distribution, RemainCo will contribute the right to receive the cash held in such escrow account to SpinCo and designate SpinCo as the owner of such escrow account. No funds may be released from such escrow account until after the effective time of the Merger. RemainCo’s liabilities under the Distribution Agreement include payment of certain transaction expenses payable at the closing of the Merger. Except as otherwise set forth in the Distribution Agreement or the Transition Services Agreement, RemainCo and SpinCo will each bear its own costs and expenses incurred after the Distribution. Following the deductions and adjustments described above, we anticipate that SpinCo will have approximately $200 million in cash as of the Distribution date, notwithstanding any costs and expenses related to the Distribution.
In connection with the Merger, Acquirer will satisfy and discharge Inhibrx, Inc.’s outstanding third-party indebtedness. We do not anticipate that SpinCo will have any outstanding third-party indebtedness at the time of the Distribution.
The Spin-Off
In the Spin-Off, and pursuant to the Distribution, RemainCo will distribute, on a pro rata basis, to RemainCo’s stockholders as of the record date 92% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution and RemainCo will retain 8% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution. RemainCo’s board of directors (or a committee thereof), in accordance with applicable law, will establish a record date for the Distribution. Each holder of shares of RemainCo common stock on the Distribution record date will be entitled to receive one share of SpinCo common stock for every four shares of RemainCo common stock held by such holder on the record date.
On the Distribution date, immediately prior to the effective time of the Merger, RemainCo will instruct RemainCo’s stock transfer agent to effect the Spin-Off by distributing the shares of SpinCo common stock to holders of record of shares of RemainCo common stock, and to credit the appropriate number of shares of SpinCo common stock to book entry accounts for each such holder of shares of RemainCo common stock. RemainCo will instruct the stock transfer agent to deliver the shares of SpinCo common stock to a depositary and to mail each holder of record of shares of RemainCo common stock on the record date a statement of the shares of SpinCo common stock credited to such holder’s account.
Conditions to the Spin-Off
The consummation of the Spin-Off is subject to the satisfaction or waiver by RemainCo and SpinCo of each of the following conditions:
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satisfaction or waiver by the party entitled to the benefit thereof of the conditions to the obligations of the parties to the Merger Agreement to consummate the Merger, in each case, other than the completion of the Distribution and the conditions that can only be satisfied at the closing of the transactions contemplated by the Merger Agreement (provided that such conditions are then capable of being satisfied), and confirmation by Acquirer in writing that it is prepared to consummate the Merger, subject only to the consummation of the Distribution;

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declaration of the effectiveness of the registration statement in connection with the Distribution by the SEC, no stop order suspending the effectiveness of the registration statement in connection with the Distribution, no proceedings for such purposes pending before or threatened by the SEC, and the mailing of the information statement to holders of shares of RemainCo common stock as of the Distribution record date;

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acceptance of the shares of SpinCo common stock to be delivered in the Distribution for listing on a national securities exchange, subject to compliance with applicable listing requirements;

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no injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no law shall have been adopted or be effective preventing the consummation of the Separation, the Distribution or the Merger;

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execution of the Transition Services Agreement; and

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effectiveness in all material respects of the Separation.

The Separation and Distribution Agreement provides that RemainCo may waive any of the conditions to the Spin-Off and proceed with the Spin-Off even if all such conditions have not been met. If RemainCo waives any such condition and the Spin-Off is completed, such waiver could have a material adverse effect on SpinCo’s business, financial condition or results of operations or the ability of stockholders to sell their shares after the Spin-Off, including, without limitation, as a result of illiquid trading due to the failure of SpinCo common stock to be accepted for listing on a national securities exchange. Notwithstanding RemainCo’s contractual ability to waive the conditions in the Separation and Distribution Agreement, RemainCo cannot proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Separation or the Distribution, if the registration statement on Form 10 of which this information statement is a part is not declared effective by the Securities and Exchange Commission or if such registration statement does not remain effective. However, RemainCo, as a public company, could still proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Merger.
Access to Information
The Distribution Agreement provides for the following access to information:
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after the Distribution date, each of RemainCo and SpinCo agrees to provide to the other party, as soon as reasonably practicable after written request therefor, specific and identified agreements, documents, books, records or files (whether written or electronic) in the possession or under the control of such respective party or any of its subsidiaries which primarily relate to the requesting party or to the SpinCo Business, in the case of a request by SpinCo, or the RemainCo Business, in the case of a request by RemainCo, or which are necessary or advisable for the requesting party to prepare its financial statements and any reports or filings to be made with any governmental authority;

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from and after the Distribution date, RemainCo and SpinCo will each use commercially reasonable efforts to make available, upon reasonable written request, its and its subsidiaries’ representatives as witnesses and any agreements, documents, books, records or files (whether written or electronic) within their control or which they may make available without undue burden, as reasonably required by the requesting party in connection with the prosecution or defense of any proceeding, with the requesting party to bear all reasonable out-of-pocket costs and expenses in connection therewith; and

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for a period of five years after the Distribution date, upon reasonable prior notice, each of RemainCo and SpinCo will make available to the other applicable party’s officers and other authorized representatives reasonable access, during normal business hours, to its employees and properties that relate to the other party’s business, and will furnish promptly all information concerning such other party’s business, and such other party’s properties and personnel related thereto, as may reasonably be requested, provided that neither party will be required to (i) permit any inspection or disclosure of any information that, in the reasonable judgment of such party, would be detrimental to such party’s or its subsidiaries’ business or operations, result in the disclosure of trade secrets or know-how of third parties or violate confidentiality obligations, be reasonably likely to result in a violation of any law, fiduciary duty or binding agreement entered into prior to the date of the Distribution

Agreement or involve information that is reasonably pertinent to a litigation or proceeding between SpinCo and its affiliates, on the one hand, and RemainCo and its affiliates, on the other hand, after the Distribution, (ii) disclose any privileged information or (iii) submit to any invasive environmental testing or sampling.
Termination of Intercompany Contracts
The Distribution Agreement provides that RemainCo and SpinCo will cause all agreements that are between SpinCo and its post-distribution subsidiaries, on the one hand, and RemainCo and its post-distribution subsidiaries, on the other hand, other than the Distribution Agreement, the Transition Services Agreement and the Pharmacovigilance Agreement, to be terminated, as of the effective time of the Distribution. The Distribution Agreement also provides that as of the effective time of the Distribution, all intercompany receivables, payables and loans, and intercompany balances between SpinCo and its post-distribution subsidiaries, on the one hand, and RemainCo and its post-distribution subsidiaries, on the other hand, will be settled or otherwise eliminated.
The Distribution Agreement also provides that as of the effective time of the Merger, the parties will take, or cause to be taken, all actions necessary to amend all contracts and agreements governing all bank and brokerage accounts owned by SpinCo or SpinCo’s subsidiaries following the Distribution or RemainCo or RemainCo’s subsidiaries following the Distribution, to cause such accounts to be de-linked from the accounts owned by the other party or any of its subsidiaries. Further, any outstanding checks or payments initiated by RemainCo , SpinCo, or any of their respective subsidiaries prior to the effective time of the Merger will be honored from and after the effective time of the Merger by the person or entity or group owning the account on which the check is drawn or from which the payment was initiated, without limiting the ultimate allocation of liability for such amounts under the Distribution Agreement or the Transition Services Agreement.
Releases
The Distribution Agreement provides that, subject to certain exceptions specified in the Distribution Agreement, each party, on behalf of itself and each member of its group, and to the extent permitted by law, all persons who any time prior to the Distribution were stockholders, directors, officers, agents or employees of any member of its respective group (in their respective capacities as such), effective at the time of and conditioned upon the occurrence of the Distribution, will remise, release and forever discharge the other party and the other members of the other party’s group and their respective successors, stockholders, directors, officers, agents or employees from any and all liabilities to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or have failed to occur, and any conditions existing or alleged to have existed, on or before the Distribution, including in connection with the Separation, the Distribution or any of the other transactions contemplated under the Distribution Agreement or the Transition Services Agreement.
Indemnification
In the Distribution Agreement, RemainCo agrees to indemnify, defend and hold harmless SpinCo, each of its affiliates after giving effect to the Distribution, and each of their respective directors, officers, employees and agents, from and against all losses (including taxes) to the extent arising out of, by reason of or otherwise in connection with:
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any liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to RemainCo following the Distribution pursuant to the Distribution Agreement

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the failure of RemainCo, any of its subsidiaries following the Distribution, or any other person or entity to pay, perform or otherwise promptly discharge such liabilities, whether prior to, at or after the effective time of the Distribution;

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any breach by RemainCo or any of its subsidiaries of the Distribution Agreement or the Transition Services Agreement;

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except to the extent related to liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to the SpinCo group following the Distribution pursuant to the Distribution

Agreement, any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by RemainCo or any subsidiary of RemainCo following the Distribution for the benefit of SpinCo or any subsidiary of SpinCo following the Distribution that survives the effective time of the Distribution;
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any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information supplied by RemainCo in writing expressly for inclusion in the registration statement in connection with the Distribution and the related information statement (including any amendments or supplements), or any other filings with the SEC made in connection with the transactions contemplated by the Distribution Agreement;

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certain tax liabilities that RemainCo is liable for pursuant to the Distribution Agreement; and

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any liabilities relating to, arising out of or resulting from claims by any holders of shares of RemainCo common stock, in their capacity as such, in connection with the Distribution.

SpinCo agrees to indemnify, defend and hold harmless RemainCo, each of its affiliates after giving effect to the Distribution, and each of their respective directors, officers, employees and agents, from and against all losses to the extent arising out of, by reason of or otherwise in connection with:
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any liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to SpinCo following the Distribution pursuant to the Distribution Agreement;

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the failure of SpinCo, any of its subsidiaries following the Distribution or any other person or entity to pay, perform or otherwise promptly discharge such liabilities, whether prior to, at or after the effective time of the Distribution;

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any breach by SpinCo or any of its subsidiaries of the Distribution Agreement or the Transition Services Agreement;

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except to the extent related to liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to the RemainCo group following the Distribution pursuant to the Distribution Agreement, any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by SpinCo or any subsidiary of SpinCo following the Distribution for the benefit of RemainCo or any subsidiary of RemainCo following the Distribution that survives the effective time of the Distribution;

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any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the registration statement in connection with the Distribution and the related information statement (including any amendments or supplements), or any other filings with the SEC made in connection with the transactions contemplated by the Distribution Agreement, excluding any such liabilities to the extent relating to information supplied by RemainCo in writing expressly for inclusion in such filings;

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any liabilities relating to, arising out of or resulting from claims by any holders of shares of SpinCo common stock, in their capacity as such, in connection with the Distribution;

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certain tax liabilities that SpinCo is liable for pursuant to the Distribution Agreement; and

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any third-party claims that RemainCo’s or any of its subsidiaries’ and affiliates’ use of the name “Inhibrx” or any derivative or variation thereof, and any trademarks associated with such name, in accordance with the terms of the Distribution Agreement, infringes, dilutes, constitutes unfair competition or otherwise violates the rights of such third-party in a trademark.

Under the Distribution Agreement, the amount of any indemnifiable loss will be reduced by (i) any insurance proceeds actually received, and any other amounts actually recovered from third parties in respect of the indemnifiable claim, less (ii) any related costs and expenses of such receipt or recovery, including the aggregate cost of pursuing any related insurance claims and any taxes. The Distribution Agreement provides that an insurer who would otherwise be obligated to pay any claim will not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto solely by virtue of the indemnification provisions of the Distribution Agreement. Pursuant to the Distribution Agreement, the indemnified party will use commercially reasonable efforts to seek to collect or recover any third-party insurance proceeds or other indemnification, contribution or similar payments to which the indemnified party is entitled in connection with any liability for which the indemnified party seeks indemnification pursuant to the Distribution Agreement. The amount of any claim by an indemnified party under the Distribution Agreement will also be reduced to reflect any actual tax savings or insurance proceeds received by any indemnified party that result from the losses that gave rise to such indemnity, and will be increased by an amount equal to any tax cost incurred by any indemnified party that results from the receipt of payments under the Distribution Agreement.
The Distribution Agreement also establishes procedures with respect to third-party claims subject to indemnification and related matters.
Tax Matters
The Distribution Agreement will govern the respective rights, responsibilities and obligations of RemainCo and SpinCo after the Spin-Off with respect to tax liabilities and benefits, tax returns, tax contests, and tax sharing regarding U.S. federal, state, local and foreign taxes. The Distribution Agreement also will provide special rules for allocating certain tax liabilities resulting from the Spin-Off and related transactions.
Under the Distribution Agreement, SpinCo generally will provide a tax indemnity to RemainCo for “SpinCo Indemnified Taxes” (generally SpinCo’s shares of transfer taxes and any income taxes, calculated on a pro forma basis, attributable to the assets and liabilities associated with the SpinCo Business that arose in taxable periods that precede and include the Distribution) and RemainCo generally will provide a tax indemnity to SpinCo for any “Company Indemnified Taxes” (generally taxes arising in respect of the Separation and the Distribution, RemainCo’s share of transfer taxes, and taxes of RemainCo or the consolidated group of which RemainCo was the common parent that are not SpinCo Indemnified Taxes). The parties have also agreed to make a Section 336(e) Election with respect to SpinCo, resulting in SpinCo receiving a fair market value tax basis in its assets. RemainCo shall be entitled to annual payments from SpinCo equal to 85% of the actual cash tax savings, as and when realized, arising from SpinCo receiving a fair market value tax basis as a result of such Section 336(e) Election.
Non-Solicit
The Distribution Agreement provides that, for a period of 12 months following the effective time of the Merger, none of RemainCo, SpinCo or any of their respective subsidiaries will, without the prior written consent of the other party, subject to certain exceptions, directly or indirectly recruit, solicit, hire or retain certain specified employees of the other party, or subject to certain exceptions, induce or attempt to induce any such employee to terminate his or her employment with, or otherwise cease his or her relationship with, the other party or its subsidiaries.
Additional Covenants
The Distribution Agreement also addresses additional obligations of the parties relating to, among other matters, further assurances, guarantees, provision and retention of corporate records, confidentiality, privilege, ownership and exchanges of information and using their reasonable best efforts to, prior to the Distribution date, finalize the Transition Services Agreement and identify the services to be provided under the Transition Services Agreement, as well as other matters.
Acquirer Guaranty
The Distribution Agreement includes a guaranty by Acquirer of the performance by RemainCo of its obligations under the Distribution Agreement and the Transition Services Agreement following the effective time of the Merger.
Employee Matters
Prior to the effective time of the Distribution, RemainCo will transfer and assign (i) the employment of all current employees of RemainCo and (ii) all independent contractors or other service providers of

RemainCo or any of its affiliates who primarily provide, or who have primarily provided, services to the SpinCo Business and who are currently engaged or providing services as of immediately prior to the Distribution, each to SpinCo or a subsidiary of SpinCo (which we refer to as the SpinCo group). Such transfer (1) will not be deemed to be a termination of employment by RemainCo or any of its subsidiaries (which we refer to as the RemainCo group) (upon the effective time of the Distribution), as applicable, and (2) will not trigger any obligation to pay severance, separation pay, salary continuation, or other similar benefits to any such transferred employee.
SpinCo will assume and honor, or will cause a member of the SpinCo group to assume and honor, all employment and individual agreements between RemainCo and the employees and other service providers transferred to SpinCo, as well as all benefit plans maintained by RemainCo. Upon the effective time of the Distribution, RemainCo and members of the RemainCo group (as applicable) will each cease to be a participating company in any SpinCo benefit plan.
Following the Distribution, SpinCo will have full responsibility with respect to any liabilities arising or relating to the employment or engagement of all current and former employees and other service providers of RemainCo or under the employment and individual agreements and benefit plans transferred to SpinCo (inclusive of the payment or performance of any obligation arising out of or relating to any annual cash bonus or other short-term cash incentive plan or program in which SpinCo employees participate (including responsibility for the payment of the bonuses thereunder with respect to the entire calendar year in which the closing occurs)).
RemainCo will retain responsibility for the payment of any cash fees payable in respect of service on the board of directors pre-closing that are required by the existing non-employee director compensation plan as of the date of the Distribution Agreement and payable but not yet paid as of the Distribution. SpinCo will have no responsibility for any such payments.
SpinCo may implement a cash retention program in accordance with the terms of the Transition Services Agreement.
Licensed Names and Marks
In the Distribution Agreement, SpinCo, on behalf of itself and its subsidiaries effective on the Distribution date, grants to RemainCo and its subsidiaries and affiliates a worldwide, non-exclusive, non-transferable (except as otherwise set forth in the Distribution Agreement), royalty-free, fully paid-up license to use and display the name “Inhibrx” or any derivative or variation thereof, and any trademarks associated with such name, for one hundred and eighty days immediately following the Distribution date, in each case, solely to the extent necessary to transition from uses of such licensed names and marks in the RemainCo Business to other names and marks, including on signage and materials owned or possessed by RemainCo and each of its subsidiaries as of the Distribution date, and as otherwise required to comply with applicable law.
Shared IP
In the Distribution Agreement, effective as of the date of the Distribution, RemainCo on behalf of itself and its subsidiaries grants to SpinCo and each of its subsidiaries a worldwide, perpetual, irrevocable, fully paid-up, royalty-free, nontransferable (except as otherwise set forth in the Distribution Agreement), non-sublicensable (except as otherwise set forth in the Distribution Agreement) (i) non-exclusive license under certain trade secrets, know-how and other proprietary information included in the assets allocated to RemainCo that are owned or otherwise licensable by RemainCo and its subsidiaries as of the date of the Distribution Agreement and that are necessary for the conduct of or used in, held for use in, intended for use with, or otherwise useful for the exploitation of, the SpinCo Business as conducted as of the date of the Distribution Agreement and any natural extensions or evolutions thereof (“RemainCo Shared IP”) to use, reproduce, create derivative works of, modify, distribute, make, have made, sell, offer for sale, import or otherwise exploit products and services solely to the extent necessary or reasonably useful to operate and exploit the SpinCo Business as conducted as of the closing of the transactions and any natural evolutions or extensions thereof, and (ii) exclusive (even as to RemainCo and its subsidiaries) license under all RemainCo Shared IP solely in the field of exploiting INBRX-105, INBRX-106 or INBRX-109, in each case as constituted as of the effective time of the Merger; provided that such license grant is not intended to limit RemainCo or its subsidiaries’ right to use RemainCo Shared IP for the exploitation of INBRX-101, and specifically excludes any rights necessary for the exploitation of INBRX-101.
Effective as of the date of the Distribution, SpinCo, on behalf of itself and its subsidiaries, grants to RemainCo and each of its subsidiaries a worldwide, perpetual, irrevocable, fully paid-up, royalty-free, nontransferable (except as otherwise set forth in the Distribution Agreement), non-sublicensable (except as otherwise set forth in the Distribution Agreement) (i) non-exclusive license under certain trade secrets, know-how and other proprietary information included in the assets allocated to SpinCo that are owned or otherwise licensable by SpinCo and its subsidiaries as of the date of the Distribution Agreement and that are necessary for the conduct of or used in, held for use in, intended for use with, or otherwise useful for the exploitation of, the RemainCo Business as conducted as of the date of the Distribution Agreement and any natural extensions or evolutions thereof (“SpinCo Shared IP”) to use, reproduce, create derivative works of, modify, distribute, make, have made, sell, offer for sale, import or otherwise exploit products and services solely to the extent necessary or reasonably useful to operate and exploit the RemainCo Business as conducted as of the closing of the transactions and any natural evolutions or extensions thereof, and (ii) exclusive (even as to SpinCo and its subsidiaries) license under all SpinCo Shared IP solely in the field of exploiting INBRX-101 and the exploitation of any compounds, products or services indicated for use in the treatment, prophylaxis or amelioration of alpha-1 antitrypsin deficiency (AATD); provided that such license grant is not intended to limit SpinCo or its subsidiaries’ right to use SpinCo Shared IP for the exploitation of INBRX-105, INBRX-106 and INBRX-109, and specifically excludes any rights necessary for the exploitation of INBRX-105, INBRX-106 and INBRX-109.
Expenses
Except as otherwise set forth in the Distribution Agreement or Transition Services Agreement, all costs and expenses incurred on or prior to the date of the Distribution in connection with the preparation, execution, delivery, printing and implementation of the Distribution Agreement, the Transition Services Agreement, the registration statement in connection with the Distribution and the related information statement, and the transactions contemplated thereby, including the Distribution, will be paid by RemainCo and deemed to be liabilities of RemainCo. Each party will bear its own costs and expenses incurred after the date of the Distribution.
Termination
The Distribution Agreement may be terminated, and the Distribution may be amended, modified or abandoned, at any time prior to the Distribution by an agreement in writing signed by RemainCo and the Acquirer, without the approval of SpinCo. After the Distribution, the Distribution Agreement may only be terminated by an agreement in writing signed by RemainCo and SpinCo.
Governing Law
The parties to the Distribution Agreement have agreed that the Distribution Agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware.
Jurisdiction
The parties to the Distribution Agreement have agreed that any proceeding brought with respect to the Distribution Agreement or the transactions contemplated thereby, or for recognition and enforcement of any judgment in respect thereof, brought by RemainCo or SpinCo or its successors or assigns will be determined in the Court of Chancery of the State of Delaware. If the Court of Chancery declines jurisdiction, any other state court of the State of Delaware or the United States District Court for the District of Delaware will have exclusive jurisdiction and venue.
No Third-Party Beneficiary
Except as otherwise provided in the indemnification provisions relating to indemnified parties, the Distribution Agreement is solely for the benefit of the parties to the Distribution Agreement and it does not confer upon any person (other than the parties to the Distribution Agreement and their respective successors and permitted assigns) any right, benefit or remedy of any nature.
Waiver
The parties to the Distribution Agreement agreed that, at any time prior to the effective time of the Distribution, either party may extend the time for the performance of any of the obligations or other acts of the other party, or may waive compliance with any of the agreements of the other party or any conditions to its own obligations, in each case, only to the extent such obligations, agreements and conditions are intended for its benefit, provided that such extension or waiver is set forth in a writing executed by such party.
Specific Performance
The parties to the Distribution Agreement have agreed that irreparable harm would occur that monetary damages could not make whole in the event of any breach of the Distribution Agreement, and that the parties to the Distribution Agreement are entitled to specific performance, or other non-monetary equitable relief, to prevent or restrain breaches or threatened breaches of the Distribution Agreement without posting any bond or undertaking, in addition to any other remedy to which the parties may be entitled at law or in equity.
Certain U.S. Federal Income Tax Consequences
This section describes certain U.S. federal income tax consequences of the Distribution to U.S. holders (as defined below) and Non-U.S. holders (as defined below) of shares of RemainCo common stock. This section applies solely to persons that hold shares of RemainCo common stock and/or shares of SpinCo common stock as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to a holder in light of such holder’s individual circumstances, including non-U.S., state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to holders subject to special rules, including:
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a dealer or broker in stocks and securities, commodities or foreign currencies;

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a regulated investment company or real estate investment trust;

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a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

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a tax-exempt organization;

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a bank, financial institution, mutual fund, or insurance company;

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a person that directly, indirectly or constructively owns 5% or more of the combined voting power of RemainCo or SpinCo, or of the total value of the shares of common stock of RemainCo or SpinCo;

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a person that holds shares of RemainCo common stock or shares of SpinCo common stock as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes;

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a person that acquires or sells shares of RemainCo common stock as a part of wash sale for U.S. federal income tax purposes;

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partnerships, S corporations or other passthrough entities (or investors in partnerships, S corporations or other pass-through entities);

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a person that acquired shares of RemainCo common stock or shares of SpinCo common stock pursuant to the exercise of employee share options, through a tax qualified retirement plan or otherwise as compensation; or

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a person whose functional currency is not the U.S. dollar.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of RemainCo common stock or shares of SpinCo common stock that is, for U.S. federal income tax purposes:
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an individual that is a citizen or resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of RemainCo common stock or shares of SpinCo common stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.
This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.
This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the Distribution to holders of shares of RemainCo common stock and the ownership of shares of SpinCo common stock acquired pursuant to the Distribution. We do not intend it to be a complete analysis or description of all potential U.S. federal income tax consequences of the Distribution. The U.S. federal income tax laws are complex and subject to varying interpretations. Accordingly, the Internal Revenue Service (“IRS”) may not agree with the tax consequences described in this information statement.
We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of RemainCo common stock or shares of SpinCo common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes holding shares should consult its tax advisors with regard to the U.S. federal income tax treatment of the Distribution and ownership of shares of SpinCo common stock.
U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of SpinCo Common Stock to U.S. Holders
Consequences of the Distribution to U.S. Holders
The Distribution of SpinCo common stock in the Distribution (including fractional shares for which U.S. holders receive cash) will be treated as a taxable distribution to U.S. holders for U.S. federal income tax purposes. An amount equal to the fair market value on the Distribution date of the shares of SpinCo common stock (including fractional shares for which a U.S. holder receives cash) received by a U.S. holder in the Distribution will generally be treated as a taxable dividend to the extent of such holder’s ratable share of any current or accumulated earnings and profits of RemainCo (including gain recognized by RemainCo in connection with the Separation and Distribution), with the excess treated first as a non-taxable return of capital to the extent of such holder’s tax basis in RemainCo common stock and any remaining excess treated as capital gain.
Dividends will be taxed as ordinary income to the extent that they are paid out of RemainCo’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder that constitute qualified dividend income are taxable to the stockholder at the preferential rates applicable to long-term capital gains, provided that the stockholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. RemainCo expects that any amount treated as a dividend paid by RemainCo pursuant to the Distribution will constitute qualified dividend income, assuming the U.S. holder’s holding period requirements are met.
A U.S. holder’s tax basis in its shares of RemainCo common stock held on the Distribution date will be reduced (but not below zero) to the extent that the fair market value on the Distribution date of the shares of SpinCo common stock received by such U.S. holder from RemainCo in the Distribution exceeds such U.S. holder’s ratable share of RemainCo’s current and accumulated earnings and profits (that is, the amount treated as a taxable dividend). RemainCo has not calculated earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. holders should expect to treat the Distribution as a taxable dividend for U.S. federal income tax purposes.
To the extent that the fair market value on the Distribution date of the shares of SpinCo common stock received by a U.S. holder from RemainCo in the Distribution exceeds such U.S. holder’s adjusted tax basis in its shares of RemainCo common stock, the U.S. holder generally must include such excess in income as long-term capital gain, or short-term capital gain if the U.S. holder’s shares of RemainCo common stock have been held for one year or less. A U.S. holder’s holding period for its RemainCo shares will not be affected by the Distribution.
A U.S. holder’s tax basis in the shares of SpinCo common stock received in the Distribution generally will equal the fair market value of those shares on the Distribution date, and a U.S. holder’s holding period for those shares will begin the day after the Distribution date.
Although RemainCo will ascribe a value to the shares of SpinCo common stock it distributes in the Distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to those shares, particularly if shares of SpinCo common stock trade at prices significantly above the value ascribed to those shares by RemainCo in the period following the Distribution. Such a higher valuation may cause a larger reduction in the tax basis of a U.S. holder’s shares of RemainCo common stock or may cause a U.S. holder to recognize additional dividend or capital gain income.
Distributions on SpinCo Common Stock
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of SpinCo common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends received by certain non-corporate U.S. holders (including individuals) may be taxed at preferential rates applicable to qualified dividend income, provided certain holding period requirements are met. Corporate U.S. holders that meet certain holding period and other requirements may be eligible for a dividends-received deduction for a portion of the dividend received. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a U.S. holder’s adjusted tax basis in its SpinCo common stock, but not below zero. Any excess will be treated as capital gain. Such gain generally will be taxable as long-term capital gain if the shares have been held for more than one year.
Sale or Other Taxable Disposition of SpinCo Common Stock
Upon a subsequent sale or other taxable disposition of a share of SpinCo common stock, a U.S. holder will recognize taxable gain or loss equal to the difference between the amount realized on the disposition of the share and the U.S. holder’s tax basis in the share. The gain or loss will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held the share for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of SpinCo Common Stock to Non-U.S. Holders
Consequences of the Distribution to Non-U.S. Holders
In the Distribution, Non-U.S. holders will be treated as receiving a distribution from RemainCo, which will be treated as a dividend to the extent the Distribution is paid out of RemainCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits generally will be treated as a return of capital that will be applied against and reduce a Non-U.S. holder’s adjusted tax basis in such Non-U.S. holder’s shares of RemainCo common stock (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Sale or Other Taxable Disposition” below.
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. holder in the Distribution will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the Distribution (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable documentation), certifying qualification for the lower treaty rate). A Non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
RemainCo or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution of SpinCo common stock payable to a Non-U.S. holder, and any such withholding would be satisfied by RemainCo or such agent by withholding and selling a portion of the shares of SpinCo common stock that otherwise would be distributable to such holder or by withholding from other property held in such holder’s account with the withholding agent.
If the Distribution paid to a Non-U.S. holder is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such Distribution is attributable), the Non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the Distribution is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States.
Any such effectively connected Distribution will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected Distribution, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Distributions on SpinCo Common Stock
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of SpinCo common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. holder’s adjusted tax basis in its SpinCo common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. holder of SpinCo common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable documentation), certifying qualification for the lower treaty rate). A Non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of SpinCo common stock (including with respect to any cash received in lieu of a fractional share of SpinCo common stock) unless:
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the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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SpinCo common stock constitutes a U.S. real property interest, or USRPI, by reason of SpinCo’s status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, SpinCo does not anticipate becoming a USRPHC. Because the determination of whether SpinCo is a USRPHC depends on the fair market value of SpinCo’s USRPIs relative to the fair market value of its non-U.S. real property interests and its other business assets, there can be no assurance SpinCo will not become a USRPHC in the future. Even if SpinCo were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. holder of SpinCo common stock will not be subject to U.S. federal income tax if such stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. holder owned, actually and constructively, 5% or less of such stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. holder’s holding period, or if another exception from these rules under the Code applies.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting, Backup Withholding and FATCA Withholding
U.S. Holders
A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on shares of SpinCo common stock or proceeds from the sale or other taxable disposition of such shares. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:
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the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

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the holder furnishes an incorrect taxpayer identification number;

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the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

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the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders
The payments of dividends on SpinCo common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on SpinCo common stock paid to the Non-U.S. holder, regardless of whether such distributions constitute dividends or any tax was actually withheld. In addition, proceeds from the sale or other taxable disposition of SpinCo common stock (including with respect to any cash received in lieu of a fractional share of SpinCo common stock) within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a sale or other taxable disposition of SpinCo common stock (including with respect to any cash received in lieu of a fractional share of SpinCo common stock) conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA
Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such taxes.
EACH REMAINCO STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.
Listing and Trading of Our Common Stock
There is not currently a public market for our shares of common stock. We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol “INBX,” which is currently the symbol for the shares of common stock of Inhibrx, Inc. We expect that our shares of common stock will be temporarily listed on the Nasdaq Global Market under the symbol “INXB” until the business day after the completion of the Merger. Assuming that such listing application is approved, it is anticipated that trading will commence on a when-issued basis on the first business day after the date of RemainCo's stockholder meeting to approve the Merger. On the first trading day following the Distribution date, when-issued trading in our shares of common stock will end and regular-way trading will begin. “When-issued trading” refers to trading which occurs before a security is actually issued. These transactions are conditional with settlement to occur if and when the security is actually issued and Nasdaq determines transactions are to be settled. “Regular-way trading” refers to normal trading transactions which are settled by delivery of the securities against payment on the second business day after the transaction.
It is also anticipated that after the date of RemainCo’s stockholder meeting to approve the Merger and through the Distribution date, there will be two markets in shares of RemainCo common stock: a “regular-way” market and an “ex-distribution” market. Shares of RemainCo common stock that trade on the regular-way market will trade with an entitlement to shares of SpinCo common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of SpinCo common stock distributed pursuant to the Distribution. Therefore, if you sell shares of RemainCo common stock in the regular-way market up to and including the Distribution date, you will be selling your right to receive shares of SpinCo common stock in the Distribution. However, if you own shares of RemainCo common stock as of the close of business, New York City time on the record date and sell those shares on the ex-distribution market up to and including the Distribution date, you will still receive the shares of SpinCo common stock that you would otherwise be entitled to receive pursuant to your ownership of shares of RemainCo common stock because you owned these shares as of the close of business, New York City time, on the record date. If you hold RemainCo on the record date and you decide to sell your shares before the Distribution date, you should make sure your broker, bank or other nominee understands whether you want to sell your RemainCo shares with or without your entitlement to receive SpinCo shares pursuant to the Distribution.
We cannot assure you as to the price at which our shares of common stock will trade before, on or after the Distribution date. Particularly until our shares of common stock are fully distributed and an orderly market develops in our shares of common stock, the price at which such shares trades may fluctuate significantly. In addition, the combined trading prices of our shares of common stock and shares of RemainCo common stock held by stockholders after the Distribution may be less than, equal to, or greater than the trading price of the shares of RemainCo common stock prior to the Distribution.
Our shares of common stock distributed to RemainCo stockholders will be freely transferable, except for shares received by people who may be considered affiliates with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, or in compliance with Rule 144 under the Securities Act.
Reasons for Furnishing This Information Statement
This information statement is being furnished by RemainCo solely to provide information to stockholders of RemainCo who will receive our shares of common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We and RemainCo will not update the information in this information statement except in the normal course of our and RemainCo’s respective public disclosure obligations and practices.

BUSINESS
We were incorporated on January 8, 2024 under the laws of the State of Delaware as a direct, wholly-owned subsidiary of Inhibrx, Inc. We will acquire certain corporate infrastructure and other assets and liabilities described in this information statement, through a series of restructuring transactions to be effected by Inhibrx, Inc. prior to the Distribution. Where we describe historical business activities in this information statement, we do so as if these transfers had already occurred, and Inhibrx, Inc.’s activities related to such assets and liabilities had been performed by SpinCo.
Overview
We are a clinical-stage biopharmaceutical company with a pipeline of novel biologic therapeutic candidates, developed using our proprietary modular protein engineering platforms.
We leverage our innovative protein engineering technologies and deep understanding of target biology to create therapeutic candidates with attributes and mechanisms superior to current approaches and applicable to a range of challenging, validated targets with high potential.
Current Clinical Pipeline
Our current clinical pipeline of therapeutic candidates includes INBRX-109 and INBRX-106, both of which utilize our multivalent formats where the precise valency can be optimized in a target-centric way to mediate what we believe to be the most appropriate agonist function.

*
Currently being investigated in colorectal and gastric adenocarcinomas, malignant pleural mesothelioma, chondrosarcoma and synovial sarcoma.

**
Currently being investigated in patients with NSCLC and HNSCC.

Discontinuation of INBRX-105
We have decided to terminate our INBRX-105 program, a tetravalent programmed death-ligand 1, or PD-L1, targeted 4-1BB agonist. During the length of our Phase 1/2 trial, we dosed approximately 150 patients. We initially observed single agent complete and partial responses in non-small cell lung cancer, or NSCLC, and head and neck squamous cell carcinoma, or HNSCC. We also observed partial responses with INBRX-105 in combination with Keytruda® (pembrolizumab). However, after evaluation of the totality of the data from the expansion cohorts, we concluded the initial signal was not sufficiently validated to support the continuation of this program. We are in the process of winding down the clinical trial and expect it to be complete within the first half of 2024.
Our Leadership Team
We have assembled a team with deep scientific, manufacturing, and clinical experience in discovering and developing protein therapeutics, as well as an accomplished commercial team with the expertise to successfully bring our therapeutic candidates, if approved, to market. Our in-house capabilities span the disciplines of discovery, protein engineering, cell biology, translational research, chemistry, manufacturing and controls, or CMC, clinical development, and commercialization. Members of our team bring experience from multiple organizations including Genentech, Inc., Gilead Sciences, Inc., Merck & Co., Novartis AG, Pfizer Inc., and Roche. Our board of directors is comprised of individuals with proven business and scientific accomplishments and significant operating knowledge of our company.
Our Strategy
Our mission is to discover and develop effective biologic treatments for people with life-threatening conditions and to evolve SpinCo into a commercial-stage biopharmaceutical company with a differentiated and sustainable product portfolio by focusing on the following:
Rapidly advance and optimize the clinical development of our lead programs.
Each of our clinical programs has key data or milestone events expected in 2024/2025. Since entering the clinic, we have made great strides.
Apply our protein engineering platforms to create differentiated, next-generation therapeutics in focused disease areas with particular emphasis on oncology.
We continue to focus our internal clinical development where we believe we can create effective and flexible solutions to address the challenges of validated targets in areas with a high unmet medical need. Our modular protein engineering platforms enable us to efficiently identify optional therapeutic formats customized to the target biology.
Maintain our culture of innovation, execution and efficiency.
We have successfully built an innovative culture that encourages scientific risk-taking within the bounds of our data-driven philosophy. This enables our research and development team to discover numerous promising preclinical candidates cost effectively, from which we select what we believe are highly differentiated programs for clinical development.
Maximize the potential of our therapeutic pipeline.
We have a disciplined strategy to maximize the potential of our therapeutic pipeline in order to bring the greatest value to our shareholders and the most significant impact to patients. We are continuously looking to streamline operations to increase efficiency and to ensure maximum value is achieved with the capital we raise. Additionally, we will enter into strategic partnerships and transactions in instances where we believe partnering will accelerate our development timelines and/or maximize the commercial potential of any approved therapeutic candidate.
Our Pipeline
INBRX-109
INBRX-109 is a precisely engineered tetravalent therapeutic candidate targeting death-receptor 5, or DR5, a TNFRSF member, also known as tumor necrosis factor-related apoptosis-inducing ligand, or

TRAIL, receptor 2. DR5 activation induces cancer-specific programmed cell death. The valency of INBRX-109 was selected to maximize the therapeutic index. In our Phase 1 clinical trial, we observed signs of single agent activity in serious, life-threatening medical conditions with limited treatment options. We observed signs of activity with INBRX-109 in combination with standard chemotherapies, the trial of which is still ongoing. In June 2021, based on the initial Phase 1 data results observed, we initiated a Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma. Data from the Phase 2 trial in unresectable or metastatic conventional chondrosarcoma is expected during the first half of 2025.
Background on DR5
Apoptosis is a critical process for maintaining healthy tissue homeostasis, but this process is frequently altered in cancer patients leading to the accumulation of malignant cells. Apoptotic signaling pathways are tightly regulated by the balance of pro- and anti-apoptotic factors, and their therapeutic modulation has the potential to be exploited for the treatment of cancer. Targeting the anti-apoptotic proteins has been a clinically successful strategy. For example, Venetoclax, an inhibitor of B-cell lymphoma 2, or Bcl-2, was approved by the FDA for the treatment of chronic lymphocytic leukemia in 2016.
Alternatively, we believe therapeutically targeting pro-apoptotic proteins such as DR5 is a promising oncology treatment strategy. DR5 signaling is induced by clustering of multiple receptors, which initiates an apoptotic signaling pathway resulting in cell death. The strength of apoptotic signaling is proportional to the degree of DR5 clustering. Importantly, although DR5 is expressed throughout the body, cancer cells have been shown to be more sensitive to DR5 signaling compared to healthy cells of normal tissues.
The promise of inducing cancer-specific cell death has led to extensive efforts by pharmaceutical and biotechnology companies to therapeutically exploit the DR5 pathway for the treatment of cancer. These initial efforts centered around developing recombinant versions of the DR5 ligand, TRAIL, and agonistic bivalent DR5 antibodies. Despite demonstrated clinical safety as single agents and in combination with chemotherapies, these first generation DR5 agonists failed to meet clinical efficacy endpoints. We believe these failures were caused by insufficient clustering of DR5, which is necessary for activation of this pathway.
Unmet Medical Need
We are currently investigating INBRX-109 in chondrosarcoma, Ewing sarcoma and certain other solid tumor types. These are some of the most aggressive diseases, some of which are also orphan oncology indications that have shown signs of activity in preclinical studies. These indications and many of these cancer subtypes do not respond well to currently approved therapies and represent a significant unmet need.
Our Solution — INBRX-109
INBRX-109 is a tetravalent agonist of DR5 that we designed with our proprietary single domain antibody, or sdAb, platform to drive cancer-selective programmed cell death and to maximize potency while minimizing on-target liver toxicity arising from hepatocyte apoptosis. We believe INBRX-109 has the potential to overcome the limitations of previous DR5 agonists. As shown in the diagram below, INBRX-109 is comprised of four DR5 targeted sdAbs fused to an Fc region that has been modified to prevent Fc receptor interactions. In preclinical studies, we have observed that INBRX-109 has the ability to potently agonize DR5 through efficient receptor clustering, causing cancer cell death. Based upon experience with earlier generation DR5 agonists, hepatocytes appear to be a non-cancerous cell type particularly sensitive to DR5 agonism. We have engineered INBRX-109 with our proprietary sdAb modifications to reduce recognition by pre-existing anti-drug antibodies in humans, which can lessen the potential for hyper-clustering and thereby reduce potential hepatotoxicity.
Primary objectives of the Phase 1 trial are safety, tolerability, and determination of the maximum tolerated dose, or MTD, and recommended Phase 2 dose. Secondary objectives are serum exposure and immunogenicity, as measured by frequency of anti-drug antibodies. Exploratory objectives include clinical anti-tumor efficacy, based on response rate, duration of response, disease control rate, progression-free survival and overall survival, as well as evaluation of potential predictive diagnostic and pharmacodynamic biomarkers.

INBRX-109: Tetravalent DR5 Agonistic Antibody
Clinical Data
We initiated a Phase 1 clinical trial in the United States in November 2018. This Phase 1 clinical trial is designed as an open-label, three-part trial in patients with locally advanced or metastatic solid tumors.
Part 1
Part 1 of the trial utilized a traditional 3+3 dose escalation design escalating INBRX-109 as a single agent from 0.3 mg/kg to 30 mg/kg. Twenty patients were enrolled in this portion of the trial, which was completed in August 2019. INBRX-109 was observed to be well-tolerated without significant toxicities observed at doses up to and including the maximum administered dose of 30 mg/kg. No MTD was reached.

Part 2
In September 2019, we commenced single agent dose expansion cohorts, Part 2 is now complete and enrolled 116 patients in single agent dose cohorts in the following tumor types: colorectal and gastric adenocarcinomas, malignant pleural mesothelioma, chondrosarcoma, synovial sarcoma, and solid tumors with BMI>30.
Part 3
In February 2021, we initiated chemotherapy combination cohorts in Part 3 of this trial and will enroll up to 100 patients. We are investigating INBRX-109 in Ewing sarcoma, colorectal cancer cohorts, and SDH-deficient solid tumors, or GIST.
Initial Results from Phase 1 INBRX-109 Ewing
We announced preliminary efficacy and safety data from the Phase 1 trial of INBRX-109 in combination with Irinotecan, or IRI, and Temozolomide, or TMZ, for the treatment of advanced or metastatic, unresectable Ewing sarcoma. Among the 13 patients evaluable as of the data cut of September 8, 2023, the observed disease control rate was 76.9%, or 10 out of 13 patients as measured by RECISTv1.1, with seven patients achieving partial responses (53.8%) and three patients achieving stable disease (23.1%). Overall, INBRX-109 in combination with IRI/TMZ was well-tolerated from a safety perspective. We have expanded recruitment of this cohort as a result of these preliminary findings.
Initial Results from Phase 1 INBRX-109 Chondrosarcoma
Chondrosarcoma is a rare malignant bone tumor composed of cartilage matrix-producing cells. It is reported to be the second most common primary bone sarcoma with an incidence of 1 in 200,000 per year globally. The incidence in the United States is reported to be about 1,400 cases per year. There is currently no approved systemic treatment for patients with unresectable or metastatic disease. The placebo arm of a placebo-controlled trial, which tested the hedgehog pathway inhibitor IPI-926 in this indication had a progression free survival of approximately three months. In this trial, IPI-926 did not result in any partial responses and only a small subset of patients had minor reductions in their tumor size.
In January 2021, the FDA granted Fast Track designation to INBRX-109 for the treatment of patients with unresectable or metastatic conventional chondrosarcoma. In November 2021, the FDA granted orphan drug designation for INBRX-109 for the treatment of conventional chondrosarcoma. In August 2022, the EMA granted orphan drug designation for INBRX-109 for the treatment of conventional chondrosarcoma.

In November 2022, we announced efficacy and safety data from the ongoing Phase 1 INBRX-109 expansion cohorts for the treatment of chondrosarcoma. Among the 33 patients evaluable as of November 8, 2022, the observed disease control rate was 87.9%, or 29 out of 33 patients as measured by RECISTv1.1, with two patients achieving partial responses (6.1%) and 27 patients achieving stable disease (81.8%). Disease control was observed in patients with and without IDH1/IDH2 mutations. Of those achieving stable disease, 55.6% had decreases from baseline in tumor size. Clinical benefit was durable, 14 of 33 patients (42.4%) who achieved disease control had a clinical benefit lasting greater than 6 months, and the longest duration of stable disease observed was 20 months. At that time, the median progression-free survival, or PFS, was 7.6 months, and five patients remained on study.
Of the 210 patients studied, the treatment-related serious adverse events observed were (i) abnormal laboratory findings of increased alanine aminotransferase (6 or 2.9%), increased aspartate aminotransferase (6 or 2.9%), increased hepatic enzyme (1 or 0.5%), increased liver function test (1 or 0.5%) and decreased platelet count (1 or 0.5%), (ii) gastrointestinal disorders, which consisted of diarrhea (3 or 1.4%), enterocolitis, an inflammation of the small intestine and colon (1 or 0.5%), nausea (1 or 0.5%) and vomiting (1 or 0.5%), (iii) blood and lymphatic system disorders, which consisted of anemia (3 or 1.4%), febrile neutropenia, a condition where the body has a reduced number of a certain type of white blood cells in conjunction with a fever (2 or 1%) and thrombocytopenia, a condition where the number of platelets in the blood is abnormally low (1 or 0.5%), (iv) hepatobiliary (liver, bile duct or gallbladder) disorders which consisted of acute hepatic failure (2 or 1%), hepatic failure (1 or 0.5%), hyperbilirubinemia, also known as jaundice (1 or 0.5%), (v) general disorders and administration site conditions, which consisted of asthenia, or physical weakness or general lack of energy (1 or 0.5%) and influenza-like illness (1 or 0.5%), (vi) infections, which consisted of neutropenic sepsis, a significant inflammatory response to a presumed infection in a person with or without fever (1 or 0.5%) and sepsis, an overreactive and extreme inflammatory response to infection (1 or 0.5%), (vii) metabolism and nutrition disorders, which consisted of dehydration (1 or 0.5%), failure to thrive (1 or 0.5%) and hyponatraemia, a condition where the sodium levels in blood are lower than normal (1 or 0.5%), (viii) tachycardia (1 or 0.5%), and (ix) posterior reversible encephalophathy syndrome, a condition marked by headaches, vision problems, mental changes, seizures, and swelling in the brain (1 or 0.5%).
Phase 2 INBRX-109 Chondrosarcoma
In June 2021, we initiated a Phase 2 trial in this patient population, which will enroll approximately 200 patients in total at 50 different sites worldwide, with progression free survival, or mPFS, as the primary endpoint.
Primary objectives of the ongoing Phase 2 trial are to evaluate the efficacy of INBRX-109 as measured by mPFS, assessed by central real-time independent radiology review. Secondary objectives are to evaluate the overall survival, mPFS by investigator assessment, quality of life, objective response rate, duration of response, disease control rate, safety and tolerability, pharmacokinetics and anti-drug antibodies to INBRX-109.
In early 2023, the Phase 2 trial was placed on partial clinical hold by the FDA, and we paused patient enrollment in the trial, following the occurrence of a fatal (grade 5) serious adverse event of hepatotoxicity (or hepatic failure) event triggering the pre-defined stopping rules built into the protocol. The additional insight gained on patients at risk of significant hepatotoxicity led us to believe that elderly patients with fatty liver disease are the at-risk population. We implemented the Hepatic Steatosis Index, or HSI, into the protocol and excluded elderly patients with an HSI score of 36 or higher, which has helped to address the patients at risk of significant hepatotoxicity. The FDA lifted the hold in April 2023 after we amended the trial protocol. We expect to announce data from this trial during the first half of 2025.
Of 89 patients studied to date, the serious adverse events related to study drug (INBRX 109 or placebo) were (i) abnormal laboratory findings of increased alanine aminotransferase (1 or 1.1%) and increased aspartate aminotransferase (1 or 1.1%), (ii) hepatobiliary disorders, which consisted of hyperbilirubinemia (1 or 1.1%) and hepatic failure (1 or 1.1%), which led to our partial clinical hold, as described above, (iii) infections which consisted of infectious enterocolitis (1 or 1.1%), (iv) muscular weakness (1 or 1.1%), and (v) renal and urinary disorders, which consisted of hemorrhagic Cystitis, a condition in which the bladder becomes inflamed and starts to bleed (1 or 1.1%).

Phase 2 Trial Design
Randomized, Blinded, Placebo-controlled, Phase 2 Study of INBRX-109 in Conventional Chondrosarcoma, Grades 2 and 3, Unresectable or Metastatic
Randomization 2:1
Key eligibility criteria:
• Conventional chondrosarcoma
• Unresectable or metastatic
Stratification by line of therapy. Grade and IDH1/2 mutation status
INBRX-109
N= 134
3 mg/kg every three weeks
(Ongoing)
Placebo
N= 67
(allows for crossover)
3 mg/kg every three weeks
(Ongoing)
Until progressive disease (PD) or toxicity
Including interim analysis
• Primary Endpoint: progression free survival
• Secondary Endpoints: overall survival, quality of life, overall response rate, duration of response, disease control rate, safety, etc.

INBRX-106
INBRX-106 is a hexavalent OX40 agonist, currently being investigated as a single agent and in combination with Keytruda, a PD-1 blocking checkpoint inhibitor, in patients with locally advanced or metastatic solid tumors. We continue to enroll and/or have active patients in Part 2, single agent dose expansion, and Part 4, combination expansion cohorts. We expect to announce initial data from these cohorts during the second half of 2024.
Background on Immunotherapy
A notable recent success in cancer treatment is the approval of checkpoint inhibitor immunotherapies as therapeutic agents. Immune checkpoints are key mechanisms that fine-tune and control the body’s immune response. In the cancer setting, tumors have developed strategies for hijacking these checkpoints, preventing an immune response to the cancer and allowing the tumor cells to proliferate unchecked. Checkpoint inhibitor immunotherapies were developed to overcome this phenomenon by relieving immune cell inhibition, resulting in a potentially long-lasting amplification of the anti-tumor immune response. Therapies against checkpoint proteins, such as PD-1 and PD-L1, produced impressive results in clinical development, resulting in marketing approvals in a number of malignancies.
Background on OX40
OX40, a member of the TNFRSF, is predominately expressed and is a key co-stimulatory receptor on activated T-cells. Signaling through OX40 provides co-stimulation that promotes T-cell expansion, enhanced effector function and memory cell formation, and prevents activation-induced cell death. The natural mechanism of OX40 activation is via the interaction with its trimeric ligand, OX40L, which serves to effectively cluster multiple OX40 molecules and facilitate downstream signaling leading to nuclear factor kappa-light-chain-enhancer of activated B cells, or NFkB, activation. Based on the capacity for OX40 signaling to enhance anti-tumor immunity in preclinical studies, there have been many efforts to therapeutically exploit this pathway for cancer immunotherapy. Most previously developed agents were bivalent OX40 agonists, the configuration of which we believe to be poorly suited for efficient receptor clustering, evidenced by the lack of clinical responses observed for such molecules.

Unmet Medical Need
Despite unprecedented clinical response rates, the majority of patients fail to respond to therapies targeting PD-1 and PD-L1. We believe this is in part because T-cells require co-stimulation for full functionality. Thus, checkpoint inhibition alone is likely insufficient to fully enable the immune system to attack a tumor, and we believe further benefit could be derived by the addition of immune co-stimulatory agents.
Our Solution
INBRX-106 is a precisely engineered hexavalent sdAb-based therapeutic candidate targeting OX40, designed to be an optimized agonist of this co-stimulatory receptor. As shown in the diagram below, INBRX-106 is composed of six OX40 targeting sdAbs and a functional Fc domain.
As a hexavalent therapeutic candidate, INBRX-106 is designed to bind six OX40 molecules on the cell surface to mediate efficient receptor clustering and downstream signaling. In preclinical studies, we observed that INBRX-106 elicited superior OX40 agonism when compared to the bivalent antibodies, 1A7 (analog of MOXR-0916) or 1D10 using an OX40 expressing NFkB reporter cell line, wherein clustering of OX40 receptor mediated signaling culminated in luciferase expression. We also observed that INBRX-106 can mediate T-cell co-stimulation and reduce the suppressive activity of regulatory T-cells. Additionally, INBRX-106 is able to exploit IgG-mediated effector function via the Fc domain.
Clinical Data
We initiated a Phase 1/2 clinical trial in December 2019 for INBRX-106. This trial is designed as an open-label, four-part trial in patients with locally advanced or metastatic solid tumors. Primary objectives of the trial are safety and tolerability, and the determination of the MTD and recommended Phase 2 dose of INBRX-106 as a single agent and in combination with Keytruda. Secondary objectives are serum exposure, immunogenicity, as measured by the frequency of anti-drug antibodies, and clinical anti-tumor efficacy per RECIST (version 1.1) and immune RECIST based on response rate, duration of response, disease control rate, progression-free survival and overall survival. Exploratory objectives will include evaluation of potential predictive diagnostic and pharmacodynamic biomarkers.

Part 1 of the trial utilized a traditional 3+3 algorithm for single agent dose escalation from 0.0003 mg/kg to 3 mg/kg in twenty patients. INBRX-106 was observed to be generally well tolerated in humans. The most common adverse events, or AEs, reported for INBRX-106 were Grade 1 and 2 and notably, cutaneous toxicities, which are common immune-related AEs associated with immune checkpoint inhibitors. These AEs, which were mostly mild or moderate non-serious adverse events and likely immune-related toxicities, were in line with the mechanism of action of this candidate therapeutic. The maximum administered dose was 3 mg/kg and the MTD level was not reached.
Part 2 of the trial, single agent dose expansion, administered INBRX-106 in different dosing schedules to patients with tumor types responsive to checkpoint inhibitors. Part 2 treatment cohorts of this trial were in the following tumor types: NSCLC, melanoma, HNSCC, gastric or gastroesophageal junction adenocarcinoma, renal cell carcinoma, and urothelial (transitional) cell carcinoma.
We expanded the enrollment for Part 2 in order to increase the dataset in the single agent cohorts and to enroll additional NSCLC patients. We expect to announce additional data from Part 2 in 2025.
In Parts 3 and 4 of this trial, INBRX-106 is being evaluated in combination with Keytruda, a PD-1 blocking checkpoint inhibitor. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA. In the all-comer Part 3 of the trial, INBRX-106 was escalated in combination with Keytruda and enrolled patients with locally advanced or metastatic solid tumors. It was observed to be well tolerated, with predominantly mild or moderate non-serious immune-related toxicities noted. We observed durable responses across multiple tumor types.
In Part 4, INBRX-106 combination expansion cohorts, we are enrolling patients who are positive for PD-L1 expression, as determined by immunohistochemistry, and possess adequate hematologic and organ function, to qualify for enrollment. Most of these patients will be checkpoint refractory with NSCLC (both TPS>1% and >50%), and a basket of other indications as well as uveal melanoma.
To date, of the 166 patients studied in our Phase 1/2 clinical trial for INBRX-106, the treatment-related serious adverse events observed were (i) general disorders and administration site conditions, which consisted of pyrexia, or fever (3 or 1.8%) and influenza-like illness (1 or 0.6%), (ii) metabolism and nutrition disorders, which consisted of failure to thrive (1 or 0.6%), hyponatraemia, a condition when the sodium levels in blood are lower than normal (1 or 0.6%), and hypercalcemia, a condition when the sodium levels in blood are higher than normal (1 or 0.6%), (iii) gastrointestinal disorders, which consisted of diarrhea (2 or 1.2%) and vomiting (1 or 0.6%), (iv) blood and lymphatic system disorders, which consisted of anemia (1 or 0.6%) and pancytopenia, a condition in which there is lower-than-normal number of red and white blood cells and platelets in the blood (1 or 0.6%), (v) cardiac disorders, which consisted of acute myocardial infarction

(1 or 0.6%) and myocarditis (1 or 0.6%), (vi) cytokine release syndrome (2 or 1.2%), (vii) infusion-related reactions (2 or 1.2%), (viii) primary adrenal insufficiency (1 or 0.6%), (ix) increased blood bilirubin (1 or 0.6%), (x) myositis, or inflamed muscles (1 or 0.6%), (xi) toxic encephalopathy, or brain dysfunction caused by toxic exposure (1 or 0.6%), and (xii) acute kidney injury (1 or 0.6%).
Notably, though, most patients with related treatment emergent adverse events had events that were mild or moderate (Grade 1 or 2) in severity. The most common adverse events observed in this study related to INBRX-106 were infusion-related reaction, fatigue, rash, nausea, pruritus, and diarrhea.
We continue to enroll patients with NSCLC and HNSCC in Part 4, both in combination with Keytruda. The initial data observed from 24 NSCLC patients who all had previous checkpoint inhibitor exposure was tumor reduction or stabilization of target lesions in more than half the patients. Of those patients, one complete response and four partial responses were observed. The initial data observed from 14 HNSCC patients, seven of which were checkpoint failures and seven of which were checkpoint naive, was tumor reduction of target lesions in half the patients. Of those patients, two complete responses and five partial responses were observed. We are in the process of expanding these cohorts and expect to initiate at least one additional cohort by mid 2024. We expect to have a more mature dataset during the third quarter of 2025 and plan to provide an update at that time.
License Agreements
We have entered into various license agreements. The license agreements discussed below pertain to intellectual property that we own and license to the parties identified below. We retain ownership of the intellectual property subject to the license agreements.
Celgene Agreement
On July 1, 2013, we entered into a license agreement with Celgene, a Bristol Meyers Squibb Company, or Celgene, as amended on November 23, 2018, or the Celgene Agreement, pursuant to which we granted Celgene an exclusive, global license for the development, manufacture and commercialization of our proprietary CD47 binding domain, or the Celgene Licensed Intellectual Property. Per the terms of the Celgene Agreement, Celgene is operationally and financially responsible for the development, manufacturing and commercialization activities of Celgene Licensed Intellectual Property and any additional related antibodies covered by the Celgene Agreement.
As payment for the license granted in the Celgene Agreement, we may be eligible to receive development and regulatory milestones of up to an aggregate of $934.1 million, assuming the achievement of all potential milestones in the Celgene Agreement, as well as percentage tiered royalties based on future worldwide sales, with rates ranging from the high single-digits to the low teens, subject to potential reduction when and if comparable third-party products attain certain levels of competitive market share (on a country-by-country basis) and, subject to certain limitations, payments to third parties for third-party intellectual property rights. Celgene’s royalty obligations expire (on a country-by-country basis) upon the later of (i) the expiration of the last valid patent claim for the applicable Celgene Licensed Intellectual Property or related product in a country, and (ii) 12 years following that date of the first commercial sale of the applicable Celgene Licensed Intellectual Property or related product in a country. We are obligated to pay 2% of future amounts received under the Celgene Agreement to advisors who assisted us with the negotiations and other matters in connection with the Celgene Agreement.
The Celgene Agreement contains representations and warranties, insurance, indemnification and confidentiality provisions customary for similar agreements and arrangements. In addition, Celgene has the sole right, but not the obligation, to enforce the intellectual property included in the Celgene Agreement.
The term of the Celgene Agreement commenced on July 1, 2013 and expires on a licensed product-by-licensed product and country-by-country basis on the date of expiration of Celgene’s applicable royalty obligations. As of March 31, 2024 and based on our current plans, the last to expire issued patent licensed under the Celgene Agreement is projected to expire in August 2033, absent any extension of term. The Celgene Agreement may be terminated by (i) either party for the uncured material breach of the other party, (ii) either party for bankruptcy or other insolvency proceedings of the other party, (iii) Celgene at any time upon 30 days’ written notice to us, and (iv) us, upon Celgene’s, or any of its affiliates’, legal challenge to the validity or enforceability of a licensed patent.
2seventy Agreements
The 2018 2seventy Agreement
On December 20, 2018, we entered into an exclusive license agreement with bluebird bio, Inc., or bluebird, pursuant to which we granted to bluebird an exclusive license to use our proprietary sdAb platform to research, develop and commercialize chimeric antigen receptor, or CAR, T-cell therapies. In November 2021, bluebird assigned the agreement, which we refer to as the 2018 2seventy Agreement, to its affiliate, 2seventy bio, Inc., or 2seventy, in connection with an internal restructuring and subsequent spin-out of 2seventy. Under the terms of the 2018 2seventy Agreement, we provided 2seventy the exclusive worldwide rights to develop, manufacture and commercialize certain cell therapy products containing sdAbs directed to various cancer targets. As payment for the license granted in the 2018 2seventy Agreement, we received a non-refundable upfront payment of $7.0 million in January 2019. We are also entitled to receive certain developmental milestone payments of up to an aggregate of $51.5 million per therapeutic, as well as percentage tiered royalties on future product sales with rates in the mid-single-digits. In August 2021, we received a $2.0 million milestone payment under this agreement.
The 2018 2seventy Agreement contains representations and warranties, indemnification and confidentiality provisions customary for similar agreements and arrangements. The term of the 2018 2seventy Agreement commenced on December 20, 2018, and expires on a product-by-product and country-by-country basis upon the full expiration of 2seventy’s milestone- and royalty-based payment obligations under the 2018 2seventy Agreement. The royalty obligations under the 2018 2seventy Agreement expire on a product-by-product and country-by-country basis on the later of (i) the expiration of the last valid patent claim for the applicable product in the relevant jurisdiction; (ii) the date on which any applicable regulatory, pediatric, orphan drug or data exclusivity, which provides 2seventy with the exclusive right to market the applicable product in the relevant jurisdiction, expires; and (iii) 12 years following that date of the first commercial sale of the applicable product in a country. As of March 31, 2024 and based on current plans, the last to expire issued patent (assuming the issuance of one or more patents based on our pending patent applications) licensed under the 2018 2seventy Agreement is projected to expire in May 2040, absent any extension of term. The 2018 2seventy Agreement may be terminated by (i) either party for the uncured material breach of the other party, (ii) either party for bankruptcy or other insolvency proceedings of the other party, and (iii) 2seventy at any time upon 30 days’ written notice to us.
The 2020 2seventy Agreement
On June 9, 2020, we entered into an option and license agreement with bluebird, pursuant to which we granted to bluebird exclusive worldwide rights to develop binders and cell therapy products containing sdAbs directed to specified targets, consisting of two initial programs and up to an additional 8 programs. We retain all rights to the specific sdAbs outside of the cell therapy field. This agreement, which we refer to as the 2020 2seventy Agreement, was also assigned to 2seventy in November 2021 in connection with bluebird’s internal restructuring and subsequent spin-out of 2seventy. In June 2020, we received a non-refundable upfront option fee of $0.2 million in connection with each of the two initial programs, or $0.4 million in aggregate, and we are entitled to an upfront option fee for each additional program. In June 2022, 2seventy selected a third program and paid a non-refundable upfront option fee of $0.2 million in exchange for a development license. Under each of the three programs, we also granted an option in which 2seventy may acquire an exclusive license with respect to all binders and cell therapy products developed under the 2020 2seventy Agreement, which entitles us to additional fees upon exercise of the option. 2seventy may exercise its option on a program-by-program basis during the option term. Additionally, 2seventy may extend the option term for up to six months in the event that there are additional bona fide development activities that 2seventy desires to undertake. We are also entitled to receive certain developmental milestone payments of up to an aggregate of $51.5 million per therapeutic, as well as percentage tiered royalties on future product sales with rates in the mid-single digits.
The 2020 2seventy Agreement contains representations and warranties, indemnification and confidentiality provisions customary for similar agreements and arrangements. The term of the 2020

2seventy Agreement commenced on June 9, 2020, and expires on a product-by-product and country-by-country basis upon the full expiration of 2seventy’s milestone- and royalty-based payment obligations under the 2020 2seventy Agreement. The royalty obligations under the 2020 2seventy Agreement expire on a product-by-product and country-by-country basis on the later of (i) the expiration of the last valid patent claim for the applicable product in the relevant country; (ii) the date on which any applicable regulatory, pediatric, orphan drug or data exclusivity, which provides 2seventy with the exclusive right to market the applicable product in the relevant country, expires; and (iii) 12 years following that date of the first commercial sale of the applicable product in such country. As of March 31, 2024, no applicable patent applications have been filed. The 2020 2seventy Agreement may be terminated by (i) either party for the uncured material breach of the other party, (ii) either party for bankruptcy or other insolvency proceedings of the other party, and (iii) 2seventy at any time upon prior written notice within a specified number of days before the termination.
In May 2021, pursuant to the option extension terms in the 2020 2seventy Agreement, bluebird requested to extend the option term for one of the initial programs by an additional six months in exchange for an option extension fee of $0.1 million. In August 2021, pursuant to the option exercise terms in the agreement, bluebird exercised its option to exclusively license one of the initial programs in exchange for an option exercise fee of $2.1 million, the payment of which was received in October 2021. In May 2023, 2seventy declined to exercise its option for one of the two initial programs.
Intellectual Property
We strive to protect the proprietary technology and information commercially or strategically important to our business. We seek to obtain and maintain, patent rights intended to cover the technologies incorporated into, or used to produce, our therapeutic candidates, the compositions of matter of our therapeutic candidates and their methods of use and manufacture, as well as other inventions that are important to our business. We also seek to obtain strategic or commercially valuable patent rights in the United States and other jurisdictions.
To cover our proprietary technologies and our current pipeline of proprietary products and related methods, such as methods of use, we have filed patent applications representing 39 patent families. As of March 31, 2024, our patent estate included 18 issued United States patents, 29 United States pending non-provisional patent applications, 5 United States pending provisional patent applications, 13 pending Patent Cooperation Treaty, or PCT, applications, 180 issued foreign patents and 340 foreign patent applications currently pending in various foreign jurisdictions.
Specifically, we own more than seven patent families with claims directed to various sdAb and/or multivalent therapeutic antibodies including, for example, our INBRX-106 and INBRX-109 therapeutic candidates, and related methods of using the same to treat diseases, e.g., cancer, inflammatory disease, or infectious disease. Patent applications in these families are pending in multiple jurisdictions, including, for example, the United States, Australia, European Patent Organization, Canada, China, Japan, Korea, and Russia; as well as PCT applications and several U.S. provisional applications. Patents in these patent families, if granted, are expected to expire between 2036 and 2043, depending upon their respective filing dates and absent any patent term adjustments or extensions.
We also own two patent families relating to the Celgene Licensed Intellectual Property that are licensed to Celgene. Two United States and 90 foreign patents (Australia, Chile, Colombia, China, Europe (validated in up to 39 countries), Eurasia (validated in Russia), Hong Kong, Indonesia, Israel, Japan, South Korea, Mexico, Malaysia, Macao, New Zealand, Peru, Philippines, Singapore, South Africa, Ukraine, and Vietnam) have been granted in these families and include claims directed to anti-CD47 monoclonal antibodies and/or methods of using the same to treat cancer. These patents are expected to expire in 2033, absent any patent term extension. Patent applications in these families are pending in multiple jurisdictions, including, for example, the United States, Australia, European Patent Organization, Canada, China, Eurasia, Japan, and South Korea. Additional patents in these patent families, if granted, are expected to expire in 2033, depending upon their respective filing dates and absent any patent term adjustments or extensions.

The following patents (including expected 20 year expiration date) relate to our single domain antibody technologies.
Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
US	10,526,397	2/24/2036	Composition	NON-IMMUNOGENIC SINGLE DOMAIN ANTIBODIES
AU	2016209247	2/7/2036	Composition	NON-IMMUNOGENIC SINGLE DOMAIN ANTIBODIES
JP	7001474	2/7/2036	Composition	NON-IMMUNOGENIC SINGLE DOMAIN ANTIBODIES
The following patents (including expected 20 year expiration dates) relate to our multivalent therapeutic antibody technologies.
Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
US	10,308,720	7/18/2036	Composition	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
US	11,117,973	11/22/2036	Method	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS AND METHODS OF TREATING NEOPLASMS
AU	2016291701	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
CN	ZL201680041274.2	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
EP (Validated in: AL, AT, BE, BG, CH, CY, CZ, DE, DK, EE, ES, FI, FR, GB, GR, HR, HU, IE, IS, IT, LI, LT, LU, LV, MC, MK, MT, NL, NO, PL, PT, RO, RS, SE, SI, SK, SM, TR)	3322734	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
HK	1254433	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
ID	P000075513	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
IL	256772	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
IN	401979	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
JP	6807606	7/18/2036	Composition and method	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
JP	7244938	7/18/2036	Composition and method	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
MX	400419	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
RU	2748620	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
SG	11201800223W	7/18/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
ZA	2018/00238	7/18/2036		MULTIVALENT AND MULTISPECIFIC DR5-BINDING FUSION PROTEINS
US	10,093,742	7/22/2036	Composition and method	MULTIVALENT AND MULTISPECIFIC GITR-BINDING FUSION PROTEINS
US	10,844,129	7/22/2036	Composition and method	MULTIVALENT AND MULTISPECIFIC GITR-BINDING FUSION PROTEINS
AU	2,016,297,249	7/22/2036	Composition, method and use	MULTIVALENT AND MULTISPECIFIC GITR-BINDING FUSION PROTEINS

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
NZ	739130	7/22/2036	Composition, method and use	MULTIVALENT AND MULTISPECIFIC GITR-BINDING FUSION PROTEINS
US	11,117,972	5/4/2037	Composition	MULTIVALENT AND MULTISPECIFIC OX40- BINDING FUSION PROTEINS
ID	P000085528	1/11/2037	Composition	MULTIVALENT AND MULTISPECIFIC OX40- BINDING FUSION PROTEINS
IL	260531	1/11/2037	Composition and use	MULTIVALENT AND MULTISPECIFIC OX40- BINDING FUSION PROTEINS
JP	7,328,761	1/11/2037	Composition and use	MULTIVALENT AND MULTISPECIFIC OX40- BINDING FUSION PROTEINS
RU	2,773,052	7/22/2036	Composition and use	MULTIVALENT AND MULTISPECIFIC OX40- BINDING FUSION PROTEINS
US	11,447,556	2/8/2040	Composition	MULTIVALENT AND MULTISPECIFIC OX40- BINDING FUSION PROTEINS
RU	2,802,070	8/12/2039	Composition, method and use	OX40-BINDING POLYPEPTIDES AND USES THEREOF
US	10,501,551	8/14/2037	Composition and method	MULTIVALENT AND MULTISPECIFIC 41BB-BINDING FUSION PROTEINS
US	11,566,078	2/23/2038	Composition	PDL1-BINDING PROTEINS (AS AMENDED)
AU	2,017,207,742	1/11/2037	Composition and method	MULTIVALENT AND MULTISPECIFIC 41BB-BINDING FUSION PROTEINS
ID	P000089844	1/11/2037	Composition method and use	MULTIVALENT AND MULTISPECIFIC 41BB-BINDING FUSION PROTEINS

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
IL	260530	1/11/2037	Composition and use	MULTIVALENT AND MULTISPECIFIC 41BB-BINDING FUSION PROTEINS
JP	7,022,993	1/11/2037	Composition and method	MULTIVALENT AND MULTISPECIFIC 41BB-BINDING FUSION PROTEINS
RU	2,789,648	1/11/2037	Composition, method and use	MULTIVALENT AND MULTISPECIFIC 41BB-BINDING FUSION PROTEINS
US	11,434,297	12/24/2040	Composition, method and use	CD123-BINDING POLYPEPTIDES AND USES THEREOF
US	11,560,428	12/4/2040	Composition and use	CD33-BINDING POLYPEPTIDES AND USES THEREOF
ID	P000090304	12/4/2040	Composition and use	CD33-BINDING POLYPEPTIDES AND USES THEREOF
JP	7,164,544	4/11/2038	Composition, method and use	MULTISPECIFIC POLYPEPTIDE CONSTRUCTS HAVING CONSTRAINED CD3 BINDING AND METHODS OF USING THE SAME
NZ	758264	4/11/2038	Composition, method and use	MULTISPECIFIC POLYPEPTIDE CONSTRUCTS HAVING CONSTRAINED CD3 BINDING AND METHODS OF USING THE SAME
The following patents (including expected 20 year expiration dates) relate to our CD47 antibody technologies.
Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
US	9,045,541	2/6/2033	Composition	CD47 ANTIBODIES AND METHODS OF USE THEREOF
US	9,663,575	2/6/2033	Method	CD47 ANTIBODIES AND METHODS OF USE THEREOF

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
Australia	2013217114	2/6/2033	Composition and method	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Chile	60943	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
China	ZL201380017900.0	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Colombia	14171778	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Costa Rica	4109	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Eurasia (validated in Russia)	34778	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Europe (validated in AL, AT, BA, BE, BG, CH, CY, CZ, DE, DK, EE, ES, FI, FR, GB, GR, HR, HU, IE, IS, IT, LI, LU, LV, MC, ME, MK, MT, NL, NO, PL, PT, RO, RS, SE, SI, SK, SM, TR)	2812443	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Hong Kong	1205195	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Indonesia	IDP00005873	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Israel	233934	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
India	395453	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Japan	6273212	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Korea	10-2100388	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Korea	10-2338833	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
Mexico	360772	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Malaysia	MY-169341-A	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
New Zealand	628314	2/6/2033	Composition and use	CD47 ANTIBODIES AND METHODS OF USE THEREOF
Philippines	1/2014/501758	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Singapore	11201404638S	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Ukraine	116772	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
South Africa	201405864	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Vietnam	10028772	2/6/2033		CD47 ANTIBODIES AND METHODS OF USE THEREOF
Australia	2013377886	8/6/2033	Composition, method, and use	NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Australia	2019200942	8/6/2033	Composition, method, and use	NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Chile	CL63005B	2/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
China (also registered in Macao)	ZL201380075409.3	8/6/2033	Composition and use	NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Eurasia (validated in Russia)	036963	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Europe (validated in DE, ES, FR, GB, IT)	2953643	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Hong Kong	1218863	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Indonesia	IDP000058855	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Israel	240390	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Israel	274566	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
Japan	6726238	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Korea	10-2170196	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Korea	10-2276974	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Macao	J/003573	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Mexico	MX393557	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
New Zealand	710695	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Peru	9897	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF

Jurisdiction	Patent Number	Expected Expiration Date	Type	Title
Philippines	12015501729	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Singapore	10201706383X	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
South Africa	2015/05745	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
South Africa	201905292	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
Vietnam	10029478	8/6/2033		NON-PLATELET DEPLETING AND NON-RED BLOOD CELL DEPLETING CD47 ANTIBODIES AND METHODS OF USE THEREOF
We continually assess and refine our intellectual property strategy as we develop new technologies and therapeutic candidates. As our business evolves, we may, among other activities, file additional patent applications in pursuit of our intellectual property strategy, to adapt to competition or to seize potential opportunities.
The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the United States Patent and Trademark Office, or USPTO. For example, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension for FDA-approved drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our therapeutic candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those therapeutic candidates. We intend to seek patent term extensions in any jurisdiction where these are available and where we also have a patent that may be eligible; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.
We also rely on trade secrets to protect aspects of our technology and business not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect this intellectual property, in part, by requiring our employees, consultants, sponsored researchers and other service providers and advisors to execute confidentiality agreements upon the commencement of employment or other relationship with us. In general, these agreements provide that confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements further provide that inventions and discoveries conceived or reduced to practice by the individual that are related to our business, or actual, or demonstrably anticipated, research or development, or made during normal working hours, on our premises or using our equipment, supplies, or proprietary information, are our exclusive property. In many cases our agreements with consultants, sponsored researchers and other service providers and advisors require them to assign, or grant us licenses to, inventions resulting from the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.
Further, we expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available.
We seek trademark protection in the United States and in certain other jurisdictions where available and when we deem appropriate. We currently have a registration for “Inhibrx” in the United States. We intend to file applications for trademark registrations in connection with our therapeutic candidates in various jurisdictions, including the United States.
Competition
The biopharmaceutical industry is characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our platforms, technology, knowledge, experience, and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.
Any therapeutic candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our therapeutics, the ease of use and effectiveness of any complementary diagnostics and/or companion diagnostics, and price and levels of reimbursement. Our primary competitors fall into the following groups:
•
Companies developing novel therapeutics based on sdAb or alternative scaffold product candidates, including Alligator Bioscience AB, Crescendo Biologics Ltd., GlaxoSmithKline plc, IGM Biosciences, Inc., Lava Therapeutics N.V., Molecular Partners AG, Pieris Pharmaceuticals, Inc., Precirix, and Sanofi S.A.; and

•
Antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Regeneron Pharmaceuticals, Inc., Adimab LLC, Genmab A/S, Macrogenics, Inc., Merus N.V., MorphoSys AG, Numab Therapeutics AG, Amgen, Inc., Xencor Inc., and Zymeworks Inc.

Our competitors also include other large pharmaceutical and biotechnology companies who may be developing therapeutic candidates with mechanisms similar to or targeting the same indications as our therapeutic candidates.
The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our therapeutic candidates. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.
Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These early stage and more established competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Government Regulation
Governmental authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our therapeutic candidates must be approved by the FDA through the BLA process before they may be legally marketed in the United States and will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining marketing approvals in the U.S. and in foreign countries and jurisdictions, and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and financial resources.
United States Government Regulation
In the United States, the FDA regulates biopharmaceutical products under the Federal Food, Drug, and Cosmetic Act and the Public Health Services Act, or PHSA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions brought by the FDA and the Department of Justice, or DOJ, or other governmental entities, any of which could have a material adverse effect on us. These sanctions could include:
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refusal to approve pending applications;

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withdrawal of an approval;

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imposition of a clinical hold;

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warning or untitled letters;

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seizures or administrative detention of product;

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total or partial suspension of production or distribution; or

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injunctions, fines, disgorgement, or civil or criminal penalties.

BLA Approval Processes
The process required by the FDA before a therapeutic biologic may be marketed in the United States generally involves the following:
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completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to good laboratory practices and other applicable regulations and guidance;

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submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may begin;

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performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCPs, to establish the safety and efficacy of the therapeutic candidate for its intended use;

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submission to the FDA of a BLA;

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satisfactory completion of FDA inspections of the manufacturing facility or facilities at which the therapeutic candidate is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the therapeutic candidate’s identity, strength, quality and purity; and

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FDA review and approval of the BLA.

Preclinical Studies and IND Application
Once a biopharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as potential animal studies. The Consolidated Appropriations Act for 2023, signed into law on December 29, 2022 (P.L. 117-328), amended both the Federal Food, Drug, and Cosmetic Act, or FDCA, and the Public Health Service Act, or PHSA, to specify that nonclinical testing for drugs and biologics, respectively, may, but is not required to, include in vivo animal testing. According to the amended language, a sponsor may fulfill nonclinical testing requirements by completing various in vitro assays (e.g., cell-based assays, organ chips, or microphysiological systems), in silico studies (i.e., computer modeling), other human or non-human biology based tests (e.g., bioprinting), or in vivo animal tests.
An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Additional nonclinical testing continues even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a study protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.
Human Clinical Trials in Support of a BLA
All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol, and any subsequent material amendment to the protocol, must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must report to the FDA serious and unexpected adverse reactions in a timely manner, such as any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator’s brochure or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product or therapeutic candidate. An institutional review board, or IRB, must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the trial until completed and otherwise comply with IRB regulations. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined.
Phase 1 — The product or therapeutic candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some therapeutic candidates for severe or life-threatening diseases, such as cancer, especially when the product or therapeutic candidate may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

Phase 2 — Clinical trials are performed on a limited patient population intended to identify possible adverse events and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
Phase 3 — Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.
A pivotal trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a product or therapeutic candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal trials are also Phase 3 trials but may be Phase 2 trials if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product or therapeutic candidate has been associated with unexpected serious harm to patients.
Congress also recently amended the FDCA, as part of the Consolidated Appropriations Act for 2023, to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Sponsors must submit a diversity action plan to the FDA by the time the sponsor submits the relevant clinical trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing or what specific information FDA will expect in such plans, but if the FDA objects to a sponsor’s diversity action plan or otherwise requires significant changes to be made, it could delay initiation of the relevant clinical trial.
During the development of a new product or therapeutic candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before a BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trials that they believe will support the approval of the new therapeutic.
Post-approval trials, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of “Phase 4” clinical trials.
Concurrent with clinical trials, sponsors usually complete additional animal safety studies, develop additional information about the chemistry and physical characteristics of the product or therapeutic candidate and finalize a process for manufacturing commercial quantities of the product or therapeutic candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product or therapeutic candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product or therapeutic candidate. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product or therapeutic candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product or therapeutic candidate does not undergo unacceptable deterioration over its shelf life.

Disclosure of Clinical Trial Information
Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs and biologics, are required to register and disclose certain clinical trial information on a public registry maintained by the U.S. National Institutes of Health, or NIH. In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. Although sponsors are also obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and the government has brought enforcement actions against clinical trial sponsors that fail to comply with such requirements.
Marketing Application Submission and FDA Review
Assuming successful completion of the required clinical testing, the results of the nonclinical studies and clinical trials, along with detailed descriptions of the product’s CMC, proposed labeling and other relevant information are submitted to the FDA as part of a BLA requesting approval to market the product.
Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee that is assessed on sponsors of approved prescription biological or drug products. Fee waivers or reductions are available in certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.
Under the goals and policies agreed to by the FDA under PDUFA, for original BLAs, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification and the sponsor’s process to respond to such inquiries. This FDA review typically takes twelve months from the date the BLA is submitted to the FDA (for a standard review) and eight months from the date the BLA is submitted (for a “priority review”) because the FDA has approximately two months, or 60 days, after BLA submission to make a “filing” decision.
The FDA conducts a preliminary review of a submitted BLA within 60 days of receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is substantially complete to permit a substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.
Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, whether it has an acceptable purity profile and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers these recommendations carefully when making decisions.
The FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The FDA also may require the development of a risk evaluation and mitigation strategy, or REMS, plan if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the biological product. The REMS plan could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS plan is needed, the sponsor of the BLA must submit a proposed REMS plan. The FDA will not approve a BLA without a REMS plan, if required.
Before approving a BLA, the FDA will typically inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with GCP requirements and to assure the integrity of the clinical data submitted to the FDA. To ensure cGMP and GCP compliance by its employees and third-party contractors, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.
The approval process is lengthy and often difficult, and notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval or may require additional clinical or other data and information. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve a BLA, the FDA will issue a complete response letter, or CRL, that describes all of the specific deficiencies in the BLA identified by the FDA. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the CRL may include recommended actions that the applicant might take to place the application in a condition for approval. If a CRL is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter to the applicant. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
Even if a product receives marketing approval, the approval may be limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as “Phase 4” clinical trials, designed to further assess a biological product’s safety and effectiveness, and/or testing and surveillance programs to monitor the safety of approved products that have been commercialized. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Companion Diagnostics
The FDA issued a final guidance document in July 2014 addressing agency policy in relation to in vitro companion diagnostic tests. The guidance explains that for some drugs and therapeutic biologics, the use of a companion diagnostic test is essential for the safe and effective use of the product, such as when the use of a product is limited to a specific patient subpopulation that can be identified by using the test. According to the guidance, the FDA generally will not approve such a product if the companion diagnostic is not also approved or cleared for the appropriate indication, and accordingly the therapeutic product and the companion diagnostic should be developed and approved or cleared contemporaneously. However, the FDA may decide that it is appropriate to approve such a product without an approved or cleared in vitro companion diagnostic device when the drug or therapeutic biologic is intended to treat a serious or life-threatening condition for which no satisfactory alternative treatment exists and the FDA determines that the benefits from the use of a product with an unapproved or uncleared in vitro companion diagnostic device are so pronounced as to outweigh the risks from the lack of an approved or cleared in vitro companion diagnostic device. The FDA encourages sponsors considering developing a therapeutic product that requires a companion diagnostic to request a meeting with both relevant device and therapeutic product review divisions to ensure that the product development plan will produce sufficient data to establish the safety and effectiveness of both the therapeutic product and the companion diagnostic. Because the FDA’s policy on companion diagnostics is set forth only in guidance, this policy is subject to change and is not legally binding.
Fast Track, Breakthrough Therapy, RTOR, and Priority Review Designations
The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include Fast Track designation, breakthrough therapy designation and priority review designation. In January 2021, INBRX-109 was granted Fast Track designation for patients with unresectable or metastatic conventional chondrosarcoma.
To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast Track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a Fast Track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections, and the sponsor pays any required user fees upon submission of the first section of the BLA. In addition, Fast Track designation may be withdrawn by the sponsor or rescinded by the FDA if the designation is no longer supported by data emerging in the clinical trial process.
In addition, Congress created a new regulatory program in 2012 for product and therapeutic candidates designated by the FDA as “breakthrough therapies” upon a request made by the IND sponsors. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies may also be eligible for accelerated approval of their respective marketing applications. The FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, intended to expedite the development and review of an application for approval of a breakthrough therapy.
Specific to oncology drug applications, FDA’s Oncology Center of Excellence has developed a program called Real-Time Oncology Review, or RTOR. RTOR facilitates earlier submission of topline results (i.e., efficacy and safety results from clinical studies before the study report is completed) and datasets, after database lock, to support an earlier start to the agency’s review of a marketing application review. The intent of RTOR is to provide FDA reviewers earlier access to data, to identify data quality and potential review issues, and to potentially enable early feedback to the applicant, which can allow for a more streamlined and efficient review process for the product’s BLA. Applicants can apply for review under RTOR when the database for a pivotal trial has been locked and the oncology product is eligible under FDA’s criteria for the program. Eligibility requires (a) clinical evidence indicating that the drug may demonstrate substantial improvement on one or more clinically relevant endpoints over available therapies; (b) the use of straightforward study designs and easily interpreted clinical trial endpoints (e.g., overall survival, response rates); and (c) that no aspect of the BLA is likely to require a longer review time (e.g., requirement for new REMS or input from an advisory committee). In November 2023, the agency finalized guidance for industry on RTOR.
Finally, the FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA from the date of filing.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, Fast Track designation, breakthrough therapy designation, RTOR and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.
Accelerated Approval Pathway
In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval. Further, all promotional materials for product and therapeutic candidates being considered and approved under the Accelerated Approval Program are subject to prior review by the FDA.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.
The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product or therapeutic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. In addition, as part of the Consolidated Appropriations Act for 2023, Congress provided FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under these recent amendments to the FDCA, the agency may require a sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The sponsor must also submit progress reports on a confirmatory trial every six months until the trial is complete, and such reports will be published on the FDA’s website. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, allows the FDA to withdraw approval of the drug. Congress also recently amended the law to give FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product. Prior to the recent statutory amendments enacted by Congress, several oncology sponsors voluntarily withdrew specific indications for their drug products that were being marketed pursuant to accelerated approval, and the FDA’s Oncology Center of Excellence launched an initiative called Project Confirm, aimed at promoting transparency in the area of accelerated approvals for oncology indications. Scrutiny of the accelerated approval pathway is likely to continue in the coming years and may lead to further legislative and/or administrative changes in the future.
Patent Term Restoration and Reference Product Marketing Exclusivity for Biological Products
Depending upon the timing, duration and specifics of FDA approval of the use of our therapeutic candidates, some of our United States patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product or therapeutic candidate’s approval date. The patent term restoration period is generally one half of the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product or therapeutic candidate is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant BLA.
The Biologics Price Competition and Innovation Act, or the BPCIA, enacted in 2010, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics such as ours, which are also known as “reference biological products.” The pathway authorized under the BPCIA allows FDA to approve, under an abbreviated application, a biological product that has been shown to be highly similar to a reference product notwithstanding minor differences in clinically inactive components; there also can be no clinically meaningful differences between the follow-on product and the reference product in terms of safety, purity and potency. Follow-on biological products approved for marketing using this pathway are commonly known as “biosimilars,” and companies seeking approval of biosimilar products must submit in their abbreviated BLAs data from analytical studies, an assessment of toxicity, and a clinical trial or trials sufficient to meet the statutory standard in order to obtain FDA approval. In addition, an interchangeable product is a biosimilar product that can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product. FDA approved the first interchangeable biosimilars, including an interchangeable monoclonal antibody biosimilar, in 2021.
The BPCIA bars the FDA from approving biosimilar applications for 12 years after a reference biological product receives initial marketing approval. FDA also cannot accept an application for a biosimilar product that is based on the reference biological product until four years after the date of first licensure of the reference product in question. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.
The BPCIA is complex and is still being interpreted and implemented by the FDA and by federal judges. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation and legislative amendments. As a result, the ultimate impact, implementation and meaning of the BPCIA continues to be subject to uncertainty.
Orphan Drug Designation and Orphan Product Exclusivity
Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to a therapeutic candidate intended to treat a rare disease or condition, which is generally a disease or condition that affects either (i) fewer than 200,000 individuals in the United States, or (ii) more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a product or therapeutic candidate for this type of disease or condition will be recovered from sales in the United States for that product or therapeutic candidate. Orphan Drug Designation must be requested before submitting a BLA. After the FDA grants Orphan Drug Designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. In November 2021, INBRX-109 was granted designation as an orphan product by the FDA for the treatment of chondrosarcoma.
If a product or therapeutic candidate that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the approved product is entitled to orphan product exclusivity, which means that the FDA may not approve any other marketing applications for the same drug for the same indication, except under limited circumstances (such as showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues), for seven years. Competitors, however, may still receive approval of either a different product for the same indication for which the orphan product has exclusivity or for the same product but for a different indication (which could then be used off-label in the orphan indication). Orphan product exclusivity, however, could also block the approval of one of our therapeutic candidates for seven years if a competitor obtains approval of the same drug as defined by the FDA, or if our therapeutic candidate is determined to be contained within a competitor’s approved drug for the same indication or disease. Further, if a drug designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Recent court cases have challenged FDA’s approach to determining the scope of orphan drug exclusivity; however, at this time the agency continues to apply its long-standing interpretation of the governing regulations and has stated that it does not plan to change any orphan drug implementing regulations.
In addition, an orphan drug credit is available for qualifying costs incurred between the date the FDA designates a drug as an orphan drug and the date the FDA approves the drug.
Pediatric Exclusivity and Pediatric Use
Pediatric exclusivity is another type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. Under the Best Pharmaceuticals for Children Act, or BPCA, certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the active moiety of the product or therapeutic candidate in children. The data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical trial is deemed to have fairly responded to the FDA’s Written Request. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product or therapeutic candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population. The issuance of a Written Request does not require the sponsor to undertake the described trials. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.
In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric trials for most therapeutic drugs and biologics, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original new drug applications, BLAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. Sponsors must also submit Pediatric Study Plans, or PSPs, to the agency for review within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric trial or trials that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric trials along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs.
The required assessment must assess the safety and effectiveness of the product or therapeutic candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product and therapeutic candidate is safe and effective. The sponsor or FDA may request a deferral of pediatric trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. The FDA is required to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments required under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation, and the FDA publicly posts such PREA Non-Compliance letters and sponsor’s response. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although FDA has taken steps to limit what it considers abuse of this statutory exemption in PREA by announcing that it does not intend to grant any additional orphan drug designations for rare pediatric subpopulations of what is otherwise a common disease.
Congress periodically considers enacting new incentives or mandates applicable to pediatric drug development, and the regulatory requirements applicable to pediatric drug developers may change in the future. For example, bipartisan legislation introduced in 2023 in the House of Representatives would increase funding for pediatric trials; mandate that drugs for rare diseases be studied in children; and grant FDA authority to assess penalties against companies that do not complete required pediatric studies.
Post-Approval Requirements
Following approval of a new product, the manufacturer and the approved biological product are subject to pervasive and continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting of adverse experiences with the product, product sampling and distribution restrictions, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (i.e., “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or a BLA supplement, which may require the applicant to develop additional data or conduct additional nonclinical studies and clinical trials.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product or therapeutic reaches the market. Later discovery of previously unknown problems with a product or therapeutic candidate, including adverse events of unanticipated severity or frequency, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences of non-compliance include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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mandated modification of promotional materials or labeling and the issuance of corrective information;

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fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

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refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

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product seizure or detention, or refusal to permit the import or export of products;

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injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs.

Any therapeutic candidate manufactured or distributed by us pursuant to FDA approvals will be subject to continuing regulation by the FDA, including, among other things:
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record-keeping requirements;

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reporting of adverse experiences with the therapeutic candidate;

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providing the FDA with updated safety and efficacy information;

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sampling and distribution requirements;

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notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in-patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Therapeutic manufacturers and other entities involved in the manufacture and distribution of approved therapeutic products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the BLA applicant and any third-party manufacturers involved in producing the approved biological product. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of quality control and quality assurance.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or the PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. More recently, the Drug Supply Chain Security Act, or the DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that culminated in November 2023. However, FDA announced a one-year stabilization period, until November 2024, to give entities subject to the DSCSA additional time to finalize interoperable tracking systems and to ensure supply chain continuity. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, the FDA released proposed regulations in February 2022 to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a State program, each of which is mandated by the DSCSA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.
Regulation Outside of the United States
In addition to regulations in the United States, we will be subject to regulations of other jurisdictions governing any clinical trials and commercial sales and distribution of our therapeutic candidates. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.
Under European Union regulatory systems, a company can consider applying for marketing authorization in several European Union member states by submitting its marketing authorization application(s) under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines derived from biotechnology, orphan medicinal products, or those medicines with an active substance not authorized in the European Union on or before May 20, 2004 intended to treat acquired immune deficiency syndrome, cancer, neurodegenerative disorders or diabetes and optional for those medicines containing a new active substance not authorized in the European Union on or before May 20, 2004, medicines which are highly innovative, or medicines to which the granting of a marketing authorization under the centralized procedure would be in the interest of patients at the European Union-level. The decentralized procedure provides for recognition by European Union national authorities of a first assessment performed by one of the member states. Under this procedure, an identical application for marketing authorization is submitted simultaneously to the national authorities of several European Union member states, one of them being chosen as the “Reference Member State,” and the remaining being the “Concerned Member States.” The Reference Member State must prepare and send drafts of an assessment report, summary of product characteristics and the labelling and package leaflet within 120 days after receipt of a valid marketing authorization application to the Concerned Member States, which must decide within 90 days whether to recognize approval. If any Concerned Member State does not recognize the marketing authorization on the grounds of potential serious risk to public health, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states. The mutual recognition procedure is similar to the decentralized procedure except that a medicine must have already received a marketing authorization in at least one of the member states, and that member state acts as the Reference Member State.

As in the United States, we may apply for designation of a therapeutic candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made.
Orphan drugs in the European Union enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product, the marketing authorization holder is unable to supply sufficient quantity of the medicinal product or the marketing authorization holder has given its consent.
On January 31, 2020, the United Kingdom formally withdrew from the European Union, also known as Brexit. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, which went into effect on January 1, 2021. As a result of Brexit, UK licensing decisions were transferred from European Medicines Agency, or EMA, to the Medicines and Healthcare Products Regulatory Agency, or MHRA, the UK Regulatory Body. For a period of three years following January 1, 2021, the UK will continue to adopt decisions taken by the European Commission on the approval of new marketing authorizations. However, companies will be required to submit an identical application to the MHRA upon the Medicinal Products for Human Use, or CHMP, positive opinion of the application. The MHRA will then wait for the European Commission decision on approval. More recently, in March 2023, the UK government and the European Commission reached agreement on a regulatory framework to replace the Northern Ireland Protocol, referred to as the Windsor Framework. The Windsor Framework is expected to apply as of January 1, 2025 and will change the existing system under the Northern Ireland Protocol, including the regulation of pharmaceutical products in the UK. Specifically, the MHRA will be responsible for approving all medicines intended to be marketed in the UK (i.e., Great Britain and Northern Ireland), while the EMA will no longer be involved in approving medicines intended for sale in Northern Ireland.
Since the regulatory framework in the United Kingdom covering the quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime as it applies to medicinal products and the approval of product candidates in the United Kingdom.
Coverage, Pricing and Reimbursement
Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There may be significant delays in obtaining coverage and reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. It is time consuming and expensive to seek reimbursement from third-party payors. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the U.S. In the U.S., third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but they also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Accordingly, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. In August 2022, President Biden signed into the law the Inflation Reduction Act of 2022, or the IRA. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. A manufacturer of drugs or biological products covered by Medicare Parts B or D must pay a rebate to the federal government if their drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting for payment year 2026, the Centers for Medicare & Medicaid Services, or CMS, will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities and entered into the first set of agreements with pharmaceutical manufacturers to conduct price negotiations in October 2023. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.
Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic and biosimilar products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement for the pharmaceutical or biological products apply to companion diagnostics.
Moreover, in some foreign countries, the proposed pricing for a product and therapeutic candidate must be approved before it may be lawfully marketed. The requirements governing therapeutic pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our therapeutic candidates. Historically, therapeutic candidates launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of our product and therapeutic candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations. Moreover, among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access.
For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted in March 2010 and has had a significant impact on the health care industry in the U.S. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. It also included the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of drugs and biological products covered under Medicare Part B report the product’s average sales price, or ASP, to the United States Department of Health and Human Services, or HHS, beginning on January 1, 2022, subject to enforcement via civil money penalties. The American Rescue Plan Act of 2021 also included a provision that eliminated the statutory cap on rebates that drug manufacturers pay to Medicaid. Beginning in January 2024, Medicaid rebates are no longer capped at 100 percent of the quarterly average manufacturer price, or AMP.
We expect that further legislative changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.
Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.
Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmacy benefit managers, or PBMs, and other members of the health care and pharmaceutical supply chain, an important decision that has led to more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. During the current congressional session, numerous PBM reforms are being considered in both the Senate and the House of Representatives; they include diverse legislative proposals such as eliminating rebates; divorcing service fees from the price of a drug, discount, or rebate; prohibiting spread pricing; limiting administrative fees; requiring PBMs to report formulary placement rationale; promoting transparency. Significant efforts to change the PBM industry as it currently exists in the U.S. may affect the entire pharmaceutical supply chain and the business of other stakeholders, including therapeutic biological product developers like us.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.
Other Healthcare Laws
Our current and future business operations are subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we research, and, if approved, market, sell and distribute our therapeutic candidates. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, physician sunshine and drug pricing transparency laws and regulations such as:

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The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or paying remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is broadly interpreted and aggressively enforced with the result that beneficial commercial arrangements can be penalized in the healthcare industry. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on a variety of arrangements, including sham consulting and other financial arrangements with physicians. Penalties for violating the federal Anti-Kickback Statute include imprisonment, fines and possible exclusion from federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, prohibit, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under these laws may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. The federal government uses these laws, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other allegedly unlawful sales and marketing practices. If an entity is found to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory and substantial civil penalties;

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The federal Health Insurance Portability and Accountability Act of 1996 and its accompanying regulations, or HIPAA, created new federal, civil and criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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The Physician Payments Sunshine Act, enacted as part of the ACA, among other things, imposes reporting requirements on manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), teaching hospitals and certain advanced non-physician healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. The law provides for the imposition of civil monetary penalties, and payments reported also have the potential to draw scrutiny on payments and relationships with physicians, which may have implications under the Anti-Kickback Statute and other healthcare laws;

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Analogous state laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws which require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug and therapeutic biologics manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws which require the registration of pharmaceutical sales representatives; and state laws and non-United States laws and regulations (particularly European Union laws regarding personal data relating to individuals based in Europe) that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.
Ensuring that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant civil, criminal and administrative penalties, including monetary damages, fines, disgorgement, imprisonment, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations.
U.S. and European Data Security and Data Privacy Laws
HIPAA, as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” or “PHI”.
HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. State imposed health information privacy and security laws typically apply based on licensure, for example, licensed providers or licensed entities are limited in their ability to use and share health information. State and federal consumer protection laws, including the Federal Trade Commission Act, govern the collection, use disclosure and protection of health and other personal information and could apply to our operations.
Additionally, all states have enacted legislation protecting the privacy and security of “personal information” such as identifiable financial or health information, social security number and credit card information. These laws overlap and apply simultaneously with federal privacy and security requirements and regulated entities must comply with all of them. The California Consumer Privacy Act, or CCPA, that went into effect January 1, 2020, is one of the most restrictive state privacy laws, protecting a wide variety of personal information and granting significant rights to California residents with respect to their personal information. Regulations under CCPA have been modified several times. While there is currently an exception under CCPA for protected health information that is subject to HIPAA and clinical trial regulations, CCPA still applies to the personal information of employees and may otherwise impact our business. Additionally, an amendment to the CCPA, the California Privacy Rights Act, or CPRA, was approved by California voters in the election of November 3, 2020 and took full effect on January 1, 2023. CPRA modifies CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses stemming from efforts to comply, and additional potential for harm and liability for failure to comply. Among other things, CPRA established a new regulatory authority, the California Privacy Protection Agency, or CPPA, with expanded enforcement authority. The CPPA is currently promulgating additional regulations under the CPRA, which could lead to added uncertainty and operational risks. Other states in the U.S. are considering privacy laws similar to CCPA increasing the regulatory and enforcement risk. In addition to California, several states have similar omnibus privacy laws, which took effect in 2023, including Virginia, Colorado, Connecticut, and Utah, that may have operational impacts on our business. In dealing with health information for the development of our technology or for commercial purposes, we will be indirectly affected by HIPAA and state-imposed health information privacy and security laws because these laws regulate the ability of our potential customers and research collaborators to share health information with us. Additionally, we must identify and comply with all applicable state laws for the protection of personal information with respect to employee information or other personal information that the company collects. See “Risk

Factors — Risks Related to Government Regulation — We face regulation and potential liability related to privacy, data protection and information security which may require significant resources and may adversely affect our business, operations and financial performance.”
In the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of personal and patient data across the healthcare industry became stronger in May 2018. The EU General Data Protection Regulation, or GDPR, applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR sets out a number of requirements that must be complied with when processing the personal data of such European Union based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g., access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and are afforded greater protection and require additional compliance obligations. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. We may be subject to GDPR if we undertake operations in the EU, offer products or services to individuals in the EU or monitor the behavior of individuals within the EU.
We could also be subject to evolving European Union laws on data export, for transfers of data outside the European Union to us, group companies or third parties. The GDPR only permits exports of data outside the European Union to jurisdictions that ensure an adequate level of data protection. The United States has not been deemed to offer an adequate level of protection, so in order for us to transfer personal data from the EU to the United States, we must identify a legal basis for data transfer (e.g., the European Union Commission approved Standard Contractual Clauses or certification under the recently-adopted EU-US Data Privacy Framework). On July 16, 2020, the Court of Justice of the European Union or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (i) calls into question commonly relied upon data transfer mechanisms as between the European Union member states and the United States (such as the Standard Contractual Clauses) and (ii) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of European Union data protection authorities are difficult to predict. While the recently-adopted EU-US Data Privacy Framework was meant to address the concerns raised by the CJEU in Schrems II and provide an approved method for cross-border data transfer from the European Union to the United States, it will likely be subject to future legal challenges and we have not certified to participate in the EU-US Data Privacy Framework.
Where we rely on third parties to carry out services for us, including processing personal data on our behalf, we are required under GDPR to enter into contractual arrangements to help ensure that these third parties only process such data according to our instructions and have sufficient security measures in place. Any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any contractual arrangements requiring the transfer of personal data from the European Union to us in the United States requires greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data, or increase costs of compliance.
Other Laws and Regulations
Our present business is, and our future business may be, subject to regulation under the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the

National Environmental Policy Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, national restrictions, and other current and potential future local, state, federal, and foreign regulations. See “Risk Factors — Risks Related to Government Regulation — If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.”
Manufacturing
We do not own or operate manufacturing facilities for the production of any of our therapeutic candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We presently have relationships with suppliers for the manufacture of supplies for all of our required raw materials, antibodies and other biologics for our preclinical research, clinical trials, and if and when applicable, commercialization. We currently employ internal resources to manage our manufacturing relationships.
Human Capital Resources
Our employees are a key factor in our ability to achieve our mission to discover and develop effective biologic therapeutics for people with life-threatening conditions. We believe that our future success depends on our continued ability to identify, recruit, retain, and incentivize our management team and our clinical, scientific, and other employees. Our ability to do so depends on factors including our Company culture, compensation and benefits, growth and development opportunities, and prioritization of employee safety.
Employee Profile
As of March 31, 2024, Inhibrx, Inc. had 170 employees, 164 of whom were full-time, 137 of whom were engaged in research and development activity, and 78 of which hold advanced degrees, including but not limited to Ph.D., M.D., PharmD, J.D., MBA, and other master’s degrees. None of the employees are represented by a labor union and we believe Inhibrx, Inc. has maintained good relations with its employees. Prior to the Spin-Off, the employment of all of the Inhibrx, Inc. employees employed at the time of the Distribution will transfer to SpinCo.
Diversity, Equity and Inclusion
Our employees represent a broad range of backgrounds and bring a wide array of perspectives and experiences. A key component of our culture is our commitment to diversity, equity, and inclusion, or DEI. We believe this commitment allows us to better drive innovation and achieve our mission. Our DEI principles are reflected in our efforts in building a better workplace where employees can be themselves and succeed, and use their voice and influence to create a better world. We are consciously expanding the diversity of our workforce, creating growth and development opportunities for our employees, embracing different perspectives and fostering an inclusive work environment.
Employee Conduct & Ethics
In connection with the Spin-Off, we will adopt corporate policies, including a Code of Conduct and Ethics and Whistleblower Policy, which will apply to all of our employees. All employees will complete a mandatory public company training session and will be required to abide by, review and confirm compliance to the Company’s Corporate Code of Conduct and Ethics and Whistleblower Policy, as well as our Insider Trading Policy governing trading by Company personnel in the Company’s securities. We will establish a Whistleblower reporting hotline to enable our employees to anonymously report any suspected violations of these policies. In addition, the Company will require employees to complete Anti-Harassment Training, with employees who work in a management capacity required to complete additional trainings in Harassment Prevention and Diversity, Equity and Inclusion.
Employee Compensation and Benefits
Our compensation programs are designed to reward and support our employees in order to continue to attract and retain top talent. Our compensation includes:
•
Employee base salaries that are competitive and consistent with employee positions, skill levels, experience, and knowledge;

•
Stock-based compensation awards which help to align the interests of our stockholders with those of our employees;

•
Bonus award plans for all full-time employees;

•
Retirement savings options and matching contributions;

•
Fully covered healthcare benefits for all full-time employees and their dependents;

•
Unlimited vacation benefit for all full-time employees; and

•
Parental leave and other leave options available to all employees.

Employee Growth and Development
We are committed to fostering and growing talent within the biopharmaceutical and life sciences space. We provide internship opportunities for students interested in biotechnology and science within our research and development departments. Many of our interns have continued on to join the Company in a full-time position after graduation. Our hiring process is transparent and we are an equal opportunity employer. Many of our employees hold advanced degrees, as well as professional licenses and certifications; however, the Company equally commits resources to advancing all of our employees with a range of educational backgrounds. We offer tuition reimbursement aimed at growth and career development, as well as the opportunity for employees to attend relevant conferences and symposiums. In addition, we offer in-house coaching opportunities to refine or develop professional skills as our employees become managers and plan their career growth.
Employee Wellness, Health, and Safety
We are strongly committed to the health and safety of our employees and strive to maintain the highest possible level of safety in our workplace. We require annual workplace safety training to reinforce workplace safety procedures that may be useful in the event of emergency situations and to assist our employees in helping to prevent workplace accidents. Our Environmental Health and Safety Committee, which is comprised of numerous cross-departmental members, meets regularly to review workplace safety and adherence to safety policies.
Corporate Information
SpinCo was incorporated on January 8, 2024 under the laws of the State of Delaware as a direct, wholly-owned subsidiary of Inhibrx, Inc. We changed our name from Ibex SpinCo, Inc. to Inhibrx Biosciences, Inc. on January 25, 2024. Our corporate headquarters are located at 11025 N. Torrey Pines Road, Suite 140, La Jolla, CA 92037, and our telephone number is (858) 795-4220. Our website address is www.inhibrx.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this information statement.
Properties
Our headquarters are located in La Jolla, California where we currently lease approximately 43,000 square feet of laboratory and office space under a lease that expires in 2025. We have an option to extend the lease an additional five years. We believe that this space is sufficient to meet our needs for the foreseeable future and that any additional space we may require will be available on commercially reasonable terms.
Legal Proceedings
Except as disclosed below, we are not currently a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.
On March 1, 2022, I-Mab Biopharma, or I-Mab, filed a lawsuit against us and Brendan Eckelman, the Company’s co-founder and Chief Scientific Officer, in the United States District Court for the District of

Delaware, C.A. No. 22-00276-CJB, asserting claims for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness for Tracon Pharmaceuticals, Inc., or Tracon, in Tracon’s arbitration against I-Mab. The case is currently in the discovery process.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions generally include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We plan to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company, except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.
We will, in general, remain as an emerging growth company for up to five full fiscal years following the Distribution. We would cease to be an emerging growth company and, therefore, become ineligible to rely on the above exemptions, if we:
•
have more than $1.235 billion in annual revenue in a fiscal year;

•
issue more than $1 billion of non-convertible debt during the preceding three-year period; or

•
become a “large accelerated filer” as defined in Exchange Act Rule 12b-2, which would occur after: (i) we have filed at least one annual report pursuant to the Exchange Act; (ii) we have been an SEC-reporting company for at least twelve months; and (iii) the market value of our shares of common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

Smaller Reporting Company Status
Additionally, we are a “smaller reporting company,” as defined by applicable rules of the Securities and Exchange Commission, or SEC. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation.
We will remain a smaller reporting company as long as either:
•
(i) the market value of our shares of common stock held by non-affiliates is less than $250 million; or

•
(ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our shares of common stock held by non-affiliates is less than $700 million.

DIVIDEND POLICY
We intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects, restrictions in our debt agreements and other factors that our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION
The following table sets forth the unaudited historical capitalization and cash and equivalents of Inhibrx, Inc. (accounting predecessor to SpinCo) as of March 31, 2024, and the unaudited pro forma capitalization of SpinCo (accounting successor to Inhibrx, Inc.) as of March 31, 2024, to give effect to the Separation and Distribution and related transactions. The information below is not necessarily indicative of what SpinCo’s cash and cash equivalents and capitalization would have been had the Separation, Distribution and related transactions been completed as of the three months ended March 31, 2024. In addition, it is not indicative of SpinCo’s future capitalization. For further explanation of the Spin-Off, see “Unaudited Pro Forma Condensed Consolidated Financial Statements” elsewhere in this information statement.
This table should be read in conjunction with Inhibrx, Inc.’s consolidated financial statements and related notes, SpinCo’s supplemental combined financial statements and related notes and the “Summary Historical and Unaudited Pro Forma Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx, Inc.,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx Biosciences (A Business of Inhibrx, Inc.) (Supplemental)” sections included elsewhere in this information statement.
	As of March 31, 2024
	Historical Inhibrx, Inc.	Pro Forma SpinCo
	(In thousands, except for share amounts)
Cash and cash equivalents	$252,483	$252,483
Debt, including current and long-term:
Current portion of long-term debt, net of discount	3,632	—
Long-term debt, including final payment fee	204,578	—
Total debt	208,210	—
Stockholders’ equity:
Preferred stock, $0.0001 par value, 15,000,000 shares authorized and no shares outstanding as of March 31, 2024 (historical Inhibrx, Inc.); 15,000,000 shares authorized and no shares outstanding as of March 31, 2024 (pro forma SpinCo)	—	—
Common stock, $0.0001 par value, 120,000,000 shares authorized and 49,234,225 shares issued and outstanding as of March 31, 2024 (historical Inhibrx, Inc.); 120,000,000 shares authorized and 13,380,864 shares issued and outstanding as of March 31, 2024 (pro forma SpinCo)	5	1
Additional paid-in-capital	704,007	241,712
Accumulated deficit earnings	(692,444)	—
Total stockholders’ equity	11,568	241,713
Total capitalization	$219,778	$241,713

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
On January 23, 2024, Inhibrx, Inc. announced that its board of directors had approved the Separation and Distribution. Following the Distribution, RemainCo’s stockholders will own 92% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution and RemainCo will retain 8% of the issued and outstanding shares of SpinCo common stock as of the time of the Distribution. Immediately following and in connection with the Distribution, a wholly-owned subsidiary of Acquirer will merge with and into RemainCo. Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, because a wholly-owned subsidiary of Acquirer will merge with and into RemainCo immediately following the Distribution, no senior management of Inhibrx, Inc. will be retained by RemainCo following the Distribution and based on the relative size of SpinCo’s operations relative to the RemainCo Business, we consider SpinCo as the accounting spinnor of RemainCo, and the accounting successor to Inhibrx, Inc. for financial reporting purposes in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs. We expect to report the sale of the RemainCo Business as the transfer of nonmonetary assets in accordance with ASC 845, Nonmonetary Transactions. For additional information, refer to “Note 1 — Basis of Presentation” below.
The unaudited pro forma condensed consolidated financial statements were prepared in accordance with GAAP and in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X. The unaudited pro forma condensed consolidated financial statements consist of the unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2024 and the year ended December 31, 2023 and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2024. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of Inhibrx, Inc. and the related notes, the supplemental combined financial statements of SpinCo and the related notes, and the related sections of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx, Inc.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx Biosciences (A Business of Inhibrx, Inc.) (Supplemental)” included elsewhere in this information statement. The unaudited pro forma condensed consolidated statements of operations have been prepared to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or became effective as of January 1, 2023, the beginning of our most recently completed fiscal year. The unaudited pro forma condensed consolidated balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of March 31, 2024.
The unaudited pro forma condensed consolidated financial statements below do not purport to represent what our financial position and results of operations would have been had the Pro Forma Transactions occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations. In addition, the unaudited pro forma condensed consolidated financial statements are provided for illustrative and informational purposes only. The Pro Forma Transactions are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change.
The unaudited pro forma condensed consolidated financial statements include adjustments (collectively, the “Pro Forma Transactions”) to reflect the following:
•
the disposition, for accounting purposes, of the RemainCo Business, which we do not expect to qualify as discontinued operations (refer to Note 1 — Basis of Presentation below);

•
the pro rata distribution of 92% of our issued and outstanding common stock as of the time of the Distribution by RemainCo in the Distribution;

•
the effect of our anticipated post-Distribution capital structure, which includes an anticipated cash payment to RemainCo from Acquirer and a contribution of such funding to SpinCo from RemainCo, in an amount equal to $200.0 million, minus the sum of the amount of marketable securities, cash and cash equivalents contained in any accounts held by SpinCo as of the close of business on the day prior to the effective date of the Distribution, minus the amount, if any, by which RemainCo’s closing debt exceeds RemainCo’s signing debt;

•
the payment of one-time expenses not yet incurred in connection with the Separation and Distribution of SpinCo;

•
the impact of the Distribution Agreement, the Transition Services Agreement and other transaction agreements (the “transaction agreements”) between SpinCo and RemainCo and the provisions contained therein, intended to reflect SpinCo as an autonomous entity; and

•
the impact of the aforementioned adjustments on SpinCo’s income tax expense.

The Pro Forma Transactions are based on available information and assumptions that management believes are reasonable given the information that is currently available. The unaudited pro forma condensed consolidated financial statements do not necessarily represent the financial position or results of operations of SpinCo had it operated as a standalone company during the period or at the date presented. As a result, autonomous entity adjustments have been reflected in the unaudited pro forma condensed consolidated financial statements.
A final determination regarding our capital structure has not yet been made, and not all the transaction agreements have been finalized. To the extent any revisions or modifications to the capital structure or agreements give rise to material changes, the autonomous entity pro forma adjustments will be updated to reflect the impacts.
The unaudited pro forma condensed consolidated financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the sections “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” included elsewhere in this information statement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2024
	Historical Inhibrx, Inc. (Note 1)	Separation of the RemainCo Business (Note 2)	Transaction Accounting Adjustments (Note 3)		Autonomous Entity Adjustments (Note 4)		Pro Forma
	(In thousands, except per share amounts)
Revenue:
License fee revenue	$—	$—	$—		$—		$—
Grant revenue	—	—	—		—		—
Total revenue	—	—	—		—		—
Operating expenses:
Research and development	63,851	(19,953)	—		—		43,898
General and administrative	9,974	(368)	—		—		9,606
Total operating expenses	73,825	(20,231)	—		—		53,504
Loss from operations	(73,825)	20,321	—				(53,504)
Other income (expense):
Interest expense	(8,130)	—	8,130	(E)	—		—
Interest income	3,304	—	—		—		3,304
Other expense, net	(59)	—	—		—		(59)
Total other expense	(4,885)	—	8,130		—		3,245
Income (loss) before provision for income taxes	(78,710)	20,321	8,130		—		(50,259)
Provision for income taxes	—	—	1,814	(F)	—		1,814
Loss on equity method investment	—	—	—		—		—
Net income (loss)	$(78,710)	$20,321	$6,316		$—		$(52,073)
Net income (loss) per share, basic and diluted	$(1.44)					(H)	$(3.46)
Weighted-average shares of common stock outstanding, basic and diluted	54,544					(H)	15,060
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023
	Historical Inhibrx, Inc. (Note 1)	Separation of the RemainCo Business (Note 2)	Transaction Accounting Adjustments (Note 3)		Autonomous Entity Adjustments (Note 4)		Pro Forma
	(In thousands, except per share amounts)
Revenue:
License fee revenue	$1,800	$(166)	$—		$—		$1,634
Grant revenue	—	—	—		—		—
Total revenue	1,800	(166)	—		—		1,634
Operating expenses:
Research and development	191,640	(54,320)	28,690	(B)	6,916	(I)	172,926
General and administrative	29,381	(1,377)	83,353	(A), (B)	—		111,357
Total operating expenses	221,021	(55,697)	112,043		6,916		284,283
Loss from operations	(219,221)	55,531	(112,043)		(6,916)		(282,649)
Other income (expense):
Interest expense	(31,840)	—	31,840	(E)	—		—
Interest income	11,917	—	—		—		11,917
Other expense, net	(580)	(9,790)	1,692,954	(C)	7,436	(I)	1,690,020
Total other expense	(20,503)	(9,790)	1,724,794		7,436		1,701,937
Income (loss) before provision for income taxes	(239,724)	45,741	1,612,751		520		1,419,288
Provision for income taxes	3	—	(17,893)	(F)	116	(J)	(17,774)
Loss on equity method investment	1,634	—	—		—		1,634
Net income (loss)	$(241,361)	$45,741	$1,630,644		$404		$1,435,428
Net income (loss) per share, basic and diluted	$(5.12)					(H)	$98.64
Weighted-average shares of common stock outstanding, basic and diluted	47,130					(H)	14,553
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2024
	Historical Inhibrx, Inc. (Note 1)	Separation of the RemainCo Business (Note 2)	Transaction Accounting Adjustments (Note 3)		Autonomous Entity Adjustments (Note 4)	Pro Forma
	(In thousands, except share and per share amounts)
Assets
Current assets:
Cash and cash equivalents	$252,483	$—	$—	(C), (D)	$—	$252,483
Accounts receivable	171	—	—		—	171
Other receivables	2,867	(2,734)	—		—	133
Prepaid expenses and other current assets	19,017	(5,138)	—		—	13,879
Total current assets	274,538	(7,872)	—		—	266,666
Property and equipment, net	6,966	—	—		—	6,966
Operating right-of-use asset	2,487	—	—		—	2,487
Other non-current assets	4,586	—	—		—	4,586
Total assets	$288,577	$(7,872)	$—		$—	$280,705
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$14,792	$(2,425)	$—		$—	$12,367
Accrued expenses	51,329	(94,216)	66,834	(A)	—	23,947
Current portion of long-term debt, net of discount	3,632	(3,632)	—		—	—
Current portion of lease liability	2,117	—	—		—	2,117
Total current liabilities	71,870	(100,273)	66,834		—	38,431
Long-term debt	204,578	(204,578)	—		—	—
Non-current portion of lease liability	561	—	—		—	561
Total liabilities	277,009	(304,851)	66,834		—	38,992
Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.0001 par value, 15,000,000 shares authorized and no shares outstanding as of March 31, 2024	—	—	—		—	—
Common stock, $0.0001 par value, 120,000,000 shares authorized as of March 31, 2024; 49,234,225 shares issued and outstanding as of March 31, 2024	5	—	(5)	(G)	—	—
Common stock, $0.0001 par value; 120,000,000 shares authorized and 13,380,864 shares issued and outstanding on a pro forma basis	—	—	1	(G)	—	1
Additional paid-in-capital	704,007	—	(462,295)	(B), (C), (D), (G)	—	241,712
Accumulated deficit	(692,444)	296,979	395,465	(A), (B), (C), (D)	—	—
Total stockholders’ equity	11,568	296,979	(66,834)		—	241,713
Total liabilities and stockholders’ equity	$288,577	$(7,872)	$—		$—	$280,705
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1: Basis of Presentation
As described elsewhere in this information statement, for periods prior to the Spin-Off, our financial statements are the historical financial statements of Inhibrx, Inc. Therefore, historical Inhibrx, Inc. in the pro forma financial information above represents Inhibrx, Inc. and its consolidated subsidiaries (including SpinCo), as defined elsewhere in this information statement, before giving effect to the Separation and Distribution.
As discussed above and elsewhere in this information statement, the Separation and Distribution is being treated as a reverse spin-off for financial accounting and reporting purposes under GAAP and, as a result, the RemainCo Business is presented as being spun-off from Inhibrx, Inc. in accordance with ASC 505-60-25-8. The information included in the “Separation of the RemainCo Business” columns in the unaudited pro forma condensed consolidated balance sheet and statements of operations are comprised of the assets, liabilities, revenues and expenses specifically identifiable and attributable to the RemainCo Business and allocated to SpinCo under the Distribution Agreement that will be separated from Inhibrx, Inc. No expenses were allocated to RemainCo as the operations of SpinCo are expected to remain consistent with the pre-Separation operations of Inhibrx, Inc. The Separation and Distribution will result in SpinCo and RemainCo each becoming stand-alone, publicly traded companies. Immediately following the Distribution, RemainCo will be merged with and into a wholly-owned subsidiary of Acquirer and will continue as the surviving entity. SpinCo will continue to operate as the accounting successor to Inhibrx, Inc.
We reviewed ASC 205-20, Discontinued Operations as it relates to this transaction. In our industry, the disposition of compounds upon reaching viability is typically a part of an entity’s ongoing strategy and does not usually represent a strategic shift or have an impact on go-forward operations. Since none of our assets are currently FDA-approved and / or commercialized, we do not consider the disposition of one of our several clinical-stage assets in our pipeline to be a major line of business nor is it substantially different from the assets remaining in the business. As such, upon reviewing the circumstances of the transaction, we have determined that the Separation does not represent a strategic shift for SpinCo and therefore the Separation does not qualify as a discontinued operation.
We evaluated how to account for the sale of the RemainCo Business in accordance with GAAP. In reviewing ASC 805, Business Combinations, we determined that the RemainCo Business does not meet the definition of a business given substantially all of the fair value of the gross assets transferred is concentrated in one asset. As the RemainCo Business does not meet the definition of a business in accordance with ASC 805, we, therefore, reviewed ASC 845, Nonmonetary Transactions, which contains guidance on the accounting for the distribution of nonmonetary assets to stockholders of an entity in a spin-off, although from a legal perspective, the transaction is the sale of the RemainCo Business to Acquirer in exchange for its purchase of all outstanding shares of Inhibrx, Inc. for cash and contingent value rights. Therefore, the disposal of the RemainCo Business will be accounted for as a dividend-in-kind, and a gain will be recognized for the difference between the fair value and carrying value of the disposed assets in accordance with ASC 845-10-30-10.
Note 2: Separation of the RemainCo Business
As discussed in Note 1, the disposal of the RemainCo Business will be accounted for as a dividend-in-kind, and a gain will be recognized for the difference between the fair value and carrying value of the disposed assets in accordance with ASC 845-10-30-10. For the three months ended March 31, 2024, this adjustment reflects the $297.0 million gain recognized by SpinCo in exchange for $2.7 million of “Other receivables”, $5.1 million of “Prepaid expenses and other current assets,” $27.4 million of “Accrued expenses,” $2.4 million of “Accounts payable”, $3.6 million of “Current portion of long-term debt” net of unamortized debt issuance costs of $5.1 million and $204.6 million of “Long-term debt” net of unamortized debt issuance costs of $4.7 million, as well as $66.8 million of accrued transaction expenses being assumed by RemainCo as a result of the Separation. The impacts of any consideration transferred from RemainCo to SpinCo are included as Transaction Accounting Adjustments (see Note 3).

For the three months ended March 31, 2024, this adjustment also reflects the removal of $20.0 million of “Research and development expense” and $0.4 million of “General and administrative expense” specifically identifiable and directly attributable to the RemainCo Business. For the year ended December 31, 2023, this adjustment also reflects the removal of $0.2 million of “License fee revenue,” $54.3 million of “Research and development expense” and $1.4 million of “General and administrative expense” specifically identifiable and directly attributable to the RemainCo Business. Finally, this adjustment reflects $9.8 million related to a loss on extinguishment of debt existing as of March 31, 2024 as a result of the Distribution, reflected in the year ended December 31, 2023. The impacts of this adjustment are non-recurring on a go-forward basis for SpinCo.
Note 3: Transaction Accounting Adjustments
The unaudited pro forma condensed consolidated balance sheet as of March 31, 2024, and the unaudited condensed consolidated statements of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, include the following transaction accounting adjustments:

A.
Represents the accrual of additional estimated non-recurring transaction costs of $66.8 million that were incurred or are expected to be incurred subsequent to March 31, 2024. The transaction costs were incurred to effect the Separation and Distribution, including third-party legal, audit and advisory fees, and are being assumed by Acquirer as a result of the Pre-Closing Reorganization and allocated to the Company under the Distribution Agreement. The accrual for these costs is reflected in “Accrued expenses” in the unaudited pro forma condensed consolidated balance sheet and are reflected in “General and administrative expense” on the unaudited pro forma condensed consolidated statement of operations. The impact of this adjustment on the unaudited pro forma condensed consolidated statement of operations is recorded entirely in the year ended December 31, 2023, as the non-recurring transaction costs are expected to be incurred in conjunction with the Separation and Distribution.

B.
Represents the costs associated with the acceleration of unvested RemainCo Stock Options related to the Merger Consideration which are accelerated prior to the closing of the Merger (see note C). As of March 31, 2024, the remaining compensation cost associated with the unvested awards was $45.2 million, $28.7 million of which is related to “Research and development expense” and $16.5 million of which is related to “General and administrative expense.” The impact of this adjustment on the unaudited pro forma condensed consolidated statement of operations is recorded entirely in the year ended December 31, 2023, as the acceleration of compensation costs is expected to be incurred in conjunction with the Separation and Distribution. Actual expense related to the acceleration and cancellation of the RemainCo Stock Options will differ.

C.
Reflects the impacts of the Merger Consideration to be provided by Acquirer to stockholders of Inhibrx, Inc. common stock in connection with the Spin-Off. As described elsewhere in this information statement, for each share of RemainCo common stock outstanding at the closing of the Merger, holders will be entitled to receive (i) $30.00 in cash and (ii) one contingent value right pursuant to the CVR Agreement, representing the right to receive a contingent payment of $5.00 in cash if a regulatory milestone is achieved (together, the “Merger Consideration”). Additionally, RemainCo Stock Options, both vested and unvested, having an exercise price per share that is equal to or less than $30.00 will be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the product of (x) the total number of shares of RemainCo common stock subject to such RemainCo Stock Option immediately prior to the Merger, subject to an antidilution adjustment calculated at the time of closing, multiplied by (y) the excess of (I) $30.00 over (II) the exercise price payable per share of RemainCo common stock under such RemainCo Stock Option, and (b) one contingent value right for each share of RemainCo common stock subject to such RemainCo Stock Option.

At the time these unaudited pro forma condensed consolidated pro forma financial statements were prepared, management assigned a $0 value to the contingent value right in accordance with gain contingency guidance in ASC 450-30, as the gain is not yet realized or realizable. As such, $30.00 was used as the basis for consideration per share of RemainCo common stock outstanding and each RemainCo Stock Option. On a fully diluted basis of 57,105,107 shares eligible for consideration multiplied by the $30.00 per share consideration, Inhibrx, Inc. will receive $1,713.2 million in cash and cash equivalents from Acquirer.
As part of the Merger and Spin-Off, RemainCo, prior to its acquisition by Acquirer, will retain up to an 8% ownership stake in SpinCo. As such, a component of the $1,713.2 million of Cash and cash equivalents received by RemainCo is accounted for as consideration in exchange for up to the 8% stake. Management used SpinCo’s historical Cash and cash equivalents balance of $252.5 million as of March 31, 2024, as information for the fair value of SpinCo. As such, management calculated that the fair value of 8% of SpinCo is equal to $20.2 million, which will be recorded to “Additional paid-in capital” as consideration for shares issued, with the remaining $1,693.0 million being recorded as a reduction to “Accumulated deficit” representing a gain, which is also shown in “Other expense, net” on the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2023.

D.
Reflects the distribution of $1,713.2 million of Cash and cash equivalents to all parties entitled to the Merger Consideration as described above. Offsetting the balance from Cash and cash equivalents, the adjustment reflects a reduction of $1,185.4 million representing the amount of retained earnings available at closing, with the remaining amount of $527.7 million being recorded through “Additional paid-in capital.”

E.
Reflects a reduction to Interest expense of $8.1 million and $31.8 million, respectively, on the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023. The removal of interest expense, which was incurred by SpinCo during the three months ended March 31, 2024 and the year ended December 31, 2023, is comprised of $6.9 million and $26.9 million, respectively, of interest expense, and $1.2 million and $4.9 million, respectively, related to amortization of the debt discount associated with the long-term debt assumed by RemainCo, prior to its acquisition by Acquirer (see Note 2).

F.
Reflects the income tax impact of the transaction pro forma adjustments (with the exception of the impacts of note C, as described below) for the three months ended March 31, 2024 and for the year ended December 31, 2023. This adjustment was calculated by applying the statutory federal income tax rate of 21% and the statutory state income tax rate of 1.3% to each of the pre-tax pro forma adjustments. The estimated pro forma tax expense is $1.8 million for the three months ended March 31, 2024, and the estimated pro forma tax benefit is $17.9 million for the year ended December 31, 2023.

This adjustment does not contemplate the income tax impacts of the gain recognized from the receipt of the merger consideration (see note C). At the time of this information statement, management is unable to estimate the income tax effects, including the existing net operating losses in place at the close of the Merger and the Spin-Off, of the gain related to the Separation and Distribution on these unaudited pro forma condensed consolidated financial statements.

G.
Reflects the issuance of 13,380,864 shares of SpinCo common stock with a par value of $0.0001 per share on a pro forma basis pursuant to the Separation and Distribution Agreement. SpinCo has assumed the number of issued and outstanding shares on a pro forma basis based on, among other things, (i) 49,234,225 shares of the RemainCo common stock outstanding as of March 31, 2024, (ii) 7,354 of RemainCo’s 2020 Warrants, which provide for the holders to receive the number of shares of SpinCo common stock that the holder of such 2020 Warrants would have been entitled to receive in the Distribution had such 2020 Warrants been fully exercised on a cash basis on the day before the record date for the Distribution, (iii) the distribution ratio on the basis of one share of SpinCo common stock distributed for every four shares of RemainCo common stock outstanding and owned and (iv) a distribution of approximately 92% of the outstanding shares of SpinCo common stock to the RemainCo stockholders, on a pro rata basis. The actual number of shares issued and outstanding will not be known until the record date for the Distribution. SpinCo expects approximately 8% of SpinCo’s common stock to be owned by RemainCo at the time of Distribution, prior to the acquisition of RemainCo by Acquirer.

This adjustment also reflects the retirement of 49,234,225 shares of RemainCo’s historical common stock outstanding as of March 31, 2024, which is being retired in connection with the issuance of SpinCo common stock in connection with the Distribution.

H.
The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the three months ended March 31, 2024, is 15,059,523. This amount includes the 13,380,864 shares expected to be outstanding in connection with the Separation and Distribution (see note G). The weighted-average number of shares is calculated on the basis of one share of SpinCo’s common stock for every four shares of RemainCo common stock outstanding as of March 31, 2024, and the approximate 8% interest in the outstanding shares of SpinCo’s common stock that SpinCo expects will be owned by RemainCo, prior to the acquisition of RemainCo by Acquirer, at the time of the Separation. Additionally, the holders of the 6,714,636 2023 Warrants outstanding as of March 31, 2024, will receive SpinCo Warrants exercisable for up to an aggregate of 1,678,659 shares of SpinCo common stock.

The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the year ended December 31, 2023, is 14,552,807. This amount includes the 12,874,148 shares expected to be outstanding in connection with the Separation and Distribution, calculated on the same basis as described in note G, using 47,369,511 shares of the RemainCo common stock outstanding as of December 31, 2023 and 7,354 of RemainCo’s 2020 Warrants. The weighted-average number of shares is calculated on the basis of one share of SpinCo’s common stock for every four shares of RemainCo common stock outstanding as of December 31, 2023, and the approximate 8% interest in the outstanding shares of SpinCo’s common stock that SpinCo expects will be owned by RemainCo, prior to the acquisition of RemainCo by Acquirer, at the time of the Separation. Additionally, the holders of the 6,714,636 2023 Warrants outstanding as of December 31, 2023, will receive SpinCo Warrants exercisable for up to an aggregate of 1,678,659 shares of SpinCo common stock.
Both the 2023 Warrants and the replacement SpinCo Warrants have a per share exercise price of $0.0001. Considering the shares are issuable for little to no consideration, they are included in the calculation of both basic and diluted earnings per share for the three months ended March 31, 2024 and for the year ended December 31, 2023.
The actual dilutive effect following the completion of the Separation and Distribution will depend on various factors, including employees who may change employment between RemainCo and SpinCo and the impact of RemainCo and SpinCo equity-based compensation agreements. At the time of the Separation and Distribution, no replacement awards are expected to be issued to replace the Inhibrx Stock Options.
Note 4: Autonomous Entity Adjustments
The unaudited pro forma condensed consolidated statement balance sheet as of March 31, 2024, and the unaudited pro forma statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023, include the following autonomous entity adjustments:
I.
Reflects the impacts of the Transition Services Agreement SpinCo intends to enter into with the Acquirer over a twelve-month period following the Separation. As part of the agreement, SpinCo will retain certain clinical operations personnel specified by Acquirer for a portion of the transition period in order to provide support services related to the RemainCo Business. As these personnel were historically employed by Inhibrx, Inc., there is no adjustment for incremental costs related to salaries and benefits. However, per the terms of the agreement, Acquirer will pay SpinCo an amount equal to the salaries and benefits that will be incurred by the retained personnel for the duration of the retention period. For the year ended December 31, 2023, that amount is expected to be $0.5 million. Therefore, an adjustment for this amount has been recorded to “Other expense, net” on the unaudited pro forma condensed consolidated statement of operations.

Additionally, upon the completion of the transition services period, Acquirer will pay SpinCo $6.9 million for retention and severance payments to be made to certain personnel. The income related to this amount is reflected in “Other expense, net,” and the associated costs are reflected in “Research and development expense” on the unaudited pro forma condensed consolidated statement of operations.
The Transition Services Agreement also outlines that SpinCo will provide a certain number of hours of operations support to Acquirer, following its acquisition of the RemainCo Business. This support time will be provided, free of charge, up to a certain number of weekly hours during the transition period with a cumulative maximum amount of hours. After the limit on free support has been reached, SpinCo will be compensated for any incremental employees’ time using on an hourly rate based on the specific employee’s salary, plus a premium. At the time these unaudited condensed consolidated pro forma financial statements were prepared, management is unable to estimate the number of support hours that will be provided in excess of the free cap. As such, no adjustment has been recorded for incremental income related to this provision.
The impact of this adjustment on the unaudited pro forma condensed consolidated statement of operations is recorded entirely in the year ended December 31, 2023, as the term of the Transition Services Agreement is not expected to extend beyond one year from the date of the Separation and Distribution.

J.
Reflects the income tax impact of the autonomous entity pro forma adjustments for the year ended December 31, 2023. This adjustment was calculated by applying the statutory federal income tax rate of 21% and the statutory state income tax rate of 1.3% to each of the pre-tax pro forma adjustments. The estimated pro forma tax expense is $0.1 million for the year ended December 31, 2023. As the autonomous entity adjustments did not impact the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2024, there is no income tax impact for that period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF INHIBRX, INC.
The Separation and Distribution is being treated as a reverse spin-off for financial accounting and reporting purposes in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs. Notwithstanding the legal form of the Spin-Off described elsewhere in this information statement, because a wholly-owned subsidiary of Acquirer will merge with and into RemainCo immediately following the Distribution, no senior management of Inhibrx, Inc. will be retained by RemainCo following the Distribution and the relative size of SpinCo’s operations relative to the RemainCo Business, we consider SpinCo as the accounting spinnor of RemainCo, and the accounting successor to Inhibrx, Inc. We have also determined that Inhibrx, Inc. represents the predecessor entity to SpinCo. Therefore, the Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in this section and in our future filings, with respect to periods prior to the Separation and Distribution, will be represented by the historical Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx, Inc., which includes the results of operation of INBRX-101 that will not be part of the SpinCo Business and will not be included in our results of operations following the Distribution. References to “company,” “we,” “us,” and “our” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations refer to Inhibrx, Inc. and not to SpinCo.
You should read the following discussion and analysis of our financial condition and results of operations together in conjunction with the consolidated financial statements of Inhibrx, Inc. and related notes appearing elsewhere in this information statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this information statement contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the section of this information statement titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a clinical-stage biopharmaceutical company with a pipeline of novel biologic therapeutic candidates, developed using our proprietary modular protein engineering platforms. We leverage our innovative protein engineering technologies and deep understanding of target biology to create therapeutic candidates with attributes and mechanisms superior to current approaches and applicable to a range of challenging, validated targets with high potential.
Current Clinical Pipeline
Our current clinical pipeline of therapeutic candidates includes INBRX-109 and INBRX-106, both of which utilize our multivalent formats where the precise valency can be optimized in a target-centric way to mediate what we believe to be the most appropriate agonist function.

*
Currently being investigated in colorectal and gastric adenocarcinomas, malignant pleural mesothelioma, chondrosarcoma and synovial sarcoma.

**
Currently being investigated in patients with NSCLC and HNSCC.

Our most advanced therapeutic candidate, INBRX-109, is a tetravalent death receptor 5, or DR5, agonist currently being evaluated in patients diagnosed with difficult-to-treat cancers, such as chondrosarcoma, mesothelioma, colorectal cancer, Ewing sarcoma and pancreatic adenocarcinoma. In June 2021, based on the initial Phase 1 data results, we initiated a Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma for which the FDA and the European Medicine Agency, or EMA, granted orphan drug designation in November 2021 and August 2022, respectively. In November 2022, we announced updated efficacy and safety data from the ongoing Phase 1 INBRX-109 expansion cohorts for the treatment of chondrosarcoma, which showed disease control was observed in patients with and without isocitrate dehydrogenase, or IDH, mutations. Data from the Phase 2 trial in unresectable or metastatic conventional chondrosarcoma is expected during the first half of 2025.
On November 2, 2023, we announced preliminary efficacy and safety data from the Phase 1 trial of INBRX-109 in combination with Irinotecan, or IRI, and Temozolomide, or TMZ, for the treatment of advanced or metastatic, unresectable Ewing sarcoma. Among the 13 patients evaluable as of the data cut of September 8, 2023, the observed disease control rate was 76.9%, or 10 out of 13 patients as measured by RECISTv1.1, with 7 patients achieving partial responses (53.8%) and 3 patients achieving stable disease (23.1%). Overall, INBRX-109 in combination with IRI/TMZ was well tolerated from a safety perspective. We have expanded recruitment of this cohort as a result of these preliminary findings.
INBRX-106 is a precisely engineered hexavalent sdAb-based therapeutic candidate targeting OX40, designed to be an optimized agonist of this co-stimulatory receptor. It is currently being investigated as a single agent and in combination with Keytruda in patients with locally advanced or metastatic solid tumors. Parts 1 and 3, dose escalation as a single agent and in combination with Keytruda, have been completed. It was observed to be well tolerated, with predominantly mild or moderate immune-related toxicities notes. We observed durable responses across multiple tumor types. We expanded the enrollment for Part 2, single agent dose expansion, to increase the dataset in the single agent cohorts and to enroll additional NSCLC patients. We expect to announce additional data from Part 2 in 2025. We continue to enroll patients with NSCLC and HNSCC in Part 4, combination expansion cohorts. We are in the process of expanding these cohorts and expect to initiate at least one additional cohort by mid 2024. We expect to have a more mature dataset during the third quarter of 2025 and plan to provide an update at that time.
Discontinuation of INBRX-105
We have decided to terminate our INBRX-105 program, a tetravalent programmed death-ligand 1, or PD-L1, targeted 4-1BB agonist. During the length of our Phase 1/2 trial, we dosed approximately 150 patients. We initially observed single agent complete and partial responses in non-small cell lung cancer, or NSCLC, and head and neck squamous cell carcinoma, or HNSCC. We also observed partial responses with INBRX-105 in combination with Keytruda® (pembrolizumab). However, after evaluation of the totality of the data from the expansion cohorts, we concluded the initial signal was not sufficiently validated to support the continuation of this program. We are in the process of winding down the clinical trial and expect it to be complete within the first half of 2024.
Components of Results of Operations
Revenue
To date, all of our revenue has been derived from licenses and grant awards. We have not generated any revenue from the commercial sale of approved therapeutic products.

Operating Expenses
Research and Development
To date, our research and development expenses have related primarily to research activities, including our discovery efforts, and preclinical and clinical development and the manufacturing of our therapeutic candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.
In accordance with the applicable accounting and regulatory requirements, we track all research and development expenses in the aggregate and do not manage or track either external or internal expenses on a program-by-program basis. External research and development expenses are instead managed and tracked by the nature of the activity, and primarily consist of contract manufacturing and clinical trial expenses. Internal research and development expenses primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development. We manage and prioritize our research and development expenses based on scientific data, probability of successful technical development and regulatory approval, market potential and unmet medical need, among other considerations. We regularly review our research and development activities and, as necessary, reallocate resources that we believe will best support the long-term growth of our overall business. We review expenses incurred by vendor and by contract as benchmarked against the progression of our clinical and other milestones.
Research and development expenses consist primarily of:
•
External expenses, consisting of:

•
expenses incurred in connection with the preclinical development of our programs;

•
clinical trials of our therapeutic candidates, including under agreements with third parties, such as consultants and contract research organizations, or CROs;

•
expenses associated with the manufacturing of our therapeutic candidates under agreements with contract development and manufacturing organizations, or CDMOs;

•
expenses associated with regulatory requirements, including fees and other expenses related to our Scientific Advisory Board; and

•
other external expenses, such as laboratory services related to our discovery and development programs and other shared services, and

•
Internal expenses, consisting of:

•
salaries, benefits and other related costs, including non-cash stock-based compensation, for personnel engaged in research and development functions;

•
facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities; and

•
other internal expenses, such as laboratory supplies and other shared research and development costs.

We expect that research and development expense will continue to increase over the next several years as we continue development of our therapeutic candidates currently in clinical stage development, support our preclinical programs, and continue to discover new therapeutic candidates, as well as increase our headcount. In particular, clinical development of our therapeutic candidates, as opposed to preclinical development, generally has higher development costs, primarily due to the increased size and duration of later-stage clinical trials. Moreover, the costs associated with our CDMOs to manufacture our therapeutic candidates and future commercial products is also much more costly as compared to early stage preclinical development. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our therapeutic candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which therapeutic candidates to pursue and how much funding to direct to each therapeutic candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each therapeutic candidate’s commercial potential. We will need substantial additional capital in the future to support these efforts. In addition, we cannot forecast which therapeutic candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
Our clinical development costs may vary significantly based on factors such as:
•
the per patient trial costs;

•
the number of trials required for approval;

•
the number of sites included in the trials;

•
the countries in which the trials are conducted;

•
the length of time required to enroll eligible patients;

•
the number of patients that participate in the trials;

•
the number of doses that patients receive;

•
the drop-out or discontinuation rates of patients;

•
the potential additional safety monitoring requested by regulatory agencies;

•
the duration of patient participation in the trials and follow-up;

•
the cost, timing, and successful manufacturing of our therapeutic candidates;

•
the phase and development of our therapeutic candidates;

•
the efficacy and safety profile of our therapeutic candidates; and

•
the uncertainties related to potential economic downturn, geopolitical events and widespread health events on capital and financial markets.

General and Administrative
General and administrative, or G&A, expenses consist primarily of:
•
salaries, benefits and other related costs, including non-cash stock-based compensation, for personnel engaged in G&A functions;

•
expenses incurred in connection with accounting and audit services, legal services, including costs associated with obtaining and maintaining our patent portfolio, investor relations and consulting expenses under agreements with third parties, such as consultants and contractors;

•
expenses incurred in connection with commercialization and business development activity; and

•
facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities, insurance and supplies.

We expect our G&A expenses will continue to increase in the future to support our continued research and development activities. We expect increased costs related to pre-commercialization and business development activities, including the hiring of additional personnel as we continue to build our commercial team in preparation for our future product launches. Additionally, we expect other professional service fees to increase, including but not limited to, patent-related costs for filing, prosecution and maintenance of our product candidates, and compliance costs, accounting, legal, investor and public relations and additional personnel.
Other Income (Expense)
Interest expense.   Interest expense consists of interest on our loans with Oxford Finance LLC, or Oxford.

Interest income.   Interest income consists of interest earned on cash and cash equivalents, which include investments held during the period in highly liquid debt securities with original maturities of less than three months from our date of acquisition.
Loss on Equity Method Investment
Our equity interest in Phylaxis BioScience, LLC, or Phylaxis, is accounted for as an equity method investment and the Company’s proportionate share of the net income or loss of Phylaxis is included as loss in equity method investment in the consolidated statement of operations.
Results of Operations
Comparison of the Three Months Ended March 31, 2024 and March 31, 2023
The following table summarizes our condensed consolidated results of operations for each of the periods indicated (in thousands, except percentages):
	THREE MONTHS ENDED MARCH 31,		CHANGE
	2024	2023	($)	(%)
Revenue:
License fee revenue	$—	$17	$(17)	(100)%
Total revenue	—	17	(17)	(100)%
Operating expense:
Research and development	63,851	37,386	26,465	71%
General and administrative	9,974	6,397	3,577	56%
Total operating expense	73,825	43,783	30,042	69%
Loss from operations	(73,825)	(43,766)	(30,059)	69%
Other income (expense)
Interest expense	(8,130)	(7,563)	(567)	7%
Interest income	3,304	2,483	821	33%
Other expense, net	(59)	(70)	11	(16)%
Total other expense	(4,885)	(5,150)	265	(5)%
Net loss	$(78,710)	$(48,916)	$(29,794)	61%
License Fee Revenue
License fee revenue during the three months ended March 31, 2023 was $17,000 and consisted of revenue related to our option agreement, or the Chiesi Option Agreement, with Chiesi Farmaceutici S.p.A., or Chiesi. We did not recognize any revenue during the three months ended March 31, 2024 following our recognition of all revenue under the Chiesi Option Agreement during the prior year.

Research and Development Expense
The following table sets forth the primary external and internal research and development expenses (in thousands, except percentages):
	THREE MONTHS ENDED MARCH 31,		CHANGE
	2024	2023	($)	(%)
External expenses:
Contract manufacturing	$25,202	$10,328	$14,874	144%
Clinical trials	19,778	10,019	9,759	97%
Other external research and development	2,034	2,286	(252)	(11)%
Internal expenses:
Personnel	13,238	11,302	1,936	17%
Equipment, depreciation, and facility	1,920	1,798	122	7%
Other internal research and development	1,679	1,653	26	2%
Total research and development expenses	$63,851	$37,386	$26,465	71%
Research and development expenses increased by $26.5 million from $37.4 million during the three months ended March 31, 2023 to $63.9 million during the three months ended March 31, 2024. The overall increase was primarily due to the following factors:

•
contract manufacturing expense increased by $14.9 million, due to the nature of the development and manufacturing activities performed during the current period with our CDMO and CRO partners supporting our clinical and preclinical therapeutic candidates, which reflect the stage-specific needs of our programs and include early and late stage drug substance clinical manufacturing, analytical development, quality control, or QC, testing and stability studies, as well as drug product development, scale-up, robustness studies and selected biologics license applications, or BLA,-enabling activities;

•
clinical trial expense increased by $9.8 million, primarily due to the initiation of our registration-enabling Phase 2 trial for INBRX-101 for the treatment of emphysema due to AATD during the second quarter of 2023, as well as the progression of our INBRX-106 Phase 1/2 trial and our registration-enabling Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma; and

•
personnel-related expense increased by $1.9 million, which was primarily related to an increase in headcount as a result of the expansion of our technical operations and clinical teams.

G&A Expense
G&A expenses increased by $3.6 million from $6.4 million during the three months ended March 31, 2023 to $10.0 million during the three months ended March 31, 2024. The overall increase during the three months ended March 31, 2024 was primarily due to the following factors:

•
personnel-related expenses increased by $1.1 million, primarily attributable to an increase in headcount as in our finance and accounting team and our commercial strategy and medical affairs team;

•
professional services-related expenses related to legal and accounting services increased by $1.6 million, which was primarily attributable to increases in legal expenses, including those related to intellectual property and other general corporate matters, in addition to increases in accounting services performed during the period as a result of our filing status in the current year; and

•
expenses related to the Merger of $0.6 million, consisting of SEC filing fees and consulting services performed in connection with filings related to the transaction.

Other income (expense)
Interest expense.   Interest expense increased by $0.5 million from $7.6 million during the three months ended March 31, 2023 to $8.1 million during the three months ended March 31, 2024, all of which relates to interest incurred and the amortization of debt discounts related to the 2020 Loan Agreement with Oxford and subsequent amendments between November 2020 and October 2022, or collectively, the Amended 2020 Loan Agreement. The increase in interest expense is the result of an increase in our variable interest rate driven by overall market conditions during the three months ended March 31, 2024. For more information regarding the Amended 2020 Loan Agreement, refer to “Index to Financial Statements — Inhibrx, Inc. Notes to Unaudited Condensed Consolidated Financial Statements — Note 3, Debt.”
Interest income.   During the three months ended March 31, 2024, we earned $3.3 million of interest income related to interest earned on our sweep and money market account balances. During the three months ended March 31, 2023, we earned $2.5 million of interest income, which consisted of $1.0 million of interest income related to interest earned on our sweep and money market account balances and $1.5 million of interest earned on our investments in U.S. Treasury Bills. The increase in interest income during the three months ended March 31, 2024 is the result of higher cash and cash equivalent balances, coupled with rising interest rates, generating higher returns.
Comparison of Years Ended December 31, 2023 and December 31, 2022
The following table summarizes our consolidated results of operations for each of the periods indicated (in thousands, except percentages):
	YEAR ENDED DECEMBER 31,		CHANGE
	2023	2022	($)	(%)
Revenue:
License fee revenue	$1,800	$2,178	$(378)	(17)%
Grant revenue	—	14	(14)	(100)%
Total revenue	1,800	2,192	(392)	(18)%
Operating expenses:
Research and development	191,640	110,186	81,454	74%
General and administrative	29,381	21,123	8,258	39%
Total operating expenses	221,021	131,309	89,712	68%
Loss from operations	(219,221)	(129,117)	(90,104)	70%
Other income (expense):
Interest expense	(31,840)	(18,181)	(13,659)	75%
Interest income	11,917	2,074	9,843	475%
Other income (expense), net	(580)	1	(581)	(58,100)%
Total other expense	(20,503)	(16,106)	(4,397)	27%
Provision for income taxes	3	3	—	—%
Loss on equity method investment	1,634	—	1,634	100%
Net loss	$(241,361)	$(145,226)	$(96,135)	66%
License Fee Revenue
License fee revenue decreased by $0.4 million from $2.2 million during the year ended December 31, 2022 to $1.8 million during the year ended December 31, 2023. During the years ended December 31, 2023 and December 31, 2022, we recognized $0.1 million and $0.9 million, respectively, of license fee revenue related to the Chiesi Option Agreement. Upon Chiesi’s declination of its option, all remaining deferred revenue under this agreement was recognized during the period. Additionally, during the years ended December 31,

2023 and December 31, 2022, we recognized license fee revenue of $1.6 million and $1.1 million, respectively, related to our agreements with Phylaxis. During the year ended December 31, 2022, we recognized the remaining $1.1 million of license fee revenue under the first phase of our agreements with Phylaxis as we completed our obligation to transfer the exclusive licenses for, and complete development services, to modify the two compounds. During the year ended December 31, 2023, we transferred a second-generation compound to Phylaxis, upon which we received an additional 5% equity interest in Phylaxis, which we recognized as revenue at its fair value of $1.6 million. During the year ended December 31, 2022, we also recognized $0.2 million of revenue under the 2020 2seventy Agreement following the grant of an exclusive option and development license upon initiation of a third program. No revenue was recognized under this agreement with 2seventy during the year ended December 31, 2023.
Grant Revenue
We recognized approximately $14,000 of grant revenue during the year ended December 31, 2022, all of which consisted of revenue earned under our grant with the Department of Defense, or DoD, which was awarded in February 2021 and completed in February 2022. The grant was completed during the year ended December 31, 2022, and no revenue was earned during the year ended December 31, 2022.
Research and Development Expense
The following table sets forth the primary external and internal research and development expenses (in thousands, except percentages):
	YEAR ENDED DECEMBER 31,		CHANGE
	2023	2022	($)	(%)
External expenses:
Contract manufacturing	$77,248	$27,367	$49,881	182%
Clinical trials	42,960	28,988	13,972	48%
Other external research and development	10,480	6,760	3,720	55%
Internal expenses:
Personnel	47,818	35,937	11,881	33%
Equipment, depreciation, and facility	7,361	6,151	1,210	20%
Other internal research and development	5,773	4,983	790	16%
Total research and development expenses	$191,640	$110,186	$81,454	74%
Research and development expense increased by $81.4 million from $110.2 million during the year ended December 31, 2022 to $191.6 million during the year ended December 31, 2023. The overall increase was primarily due to the following factors:
•
contract manufacturing expense increased by $49.9 million due to the nature of the development and manufacturing activities performed during the current period at our CDMO partners supporting our various clinical and preclinical therapeutic candidates. The activities performed with our CDMO partners reflect the stage-specific needs of each of our programs, including early and late stage drug substance clinical manufacturing, analytical development, QC testing, and stability studies, as well as drug product development, scale-up, robustness studies, and selected BLA-enabling activities. The increase was primarily related to scaling up of manufacturing services for multiple programs, including the utilization of raw materials for INBRX-101 and INBRX-109.

•
clinical trial expense increased by $14.0 million primarily due to costs incurred upon the initiation of the Phase 2 trial for INBRX-101, which we initiated during the current year, as well as due to the progression of our INBRX-109 Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma. We also incurred increased costs associated with the utilization of Keytruda used in combination with INBRX-105 in our Phase 1/2 clinical trial;

•
personnel-related expense increased by $11.9 million, primarily related to an increase in headcount as a result of a significant expansion of our clinical team, as well as the issuance of additional stock options and the expansion of the bonus eligibility pool during the current year;

•
facility and equipment-related expense increased by $1.2 million, which was attributable to an increase in software subscriptions to support research and development activities, in addition to increased repairs and maintenance services; and

•
other research and development expense increased by $4.5 million, which was primarily attributable to an increase in travel expenses to clinical and vendor sites, clinical-related consulting expenses, the purchase of lab supplies, and preclinical studies.

G&A Expense
G&A expense increased by $8.3 million from $21.1 million during the year ended December 31, 2022 to $29.4 million during the year ended December 31, 2023. The overall increase was primarily due to the following factors:
•
personnel-related expenses increased by $5.7 million, primarily attributable to an increase in headcount as we continue to build out our commercial strategy and medical affairs team, as well as increased expense related to additional stock option grants to employees and the expansion of the bonus eligibility pool in the current year;

•
pre-commercialization expenses increased by $1.0 million, primarily related to increases in consulting services to support our commercial operations business intelligence strategies and market research expenses related to INBRX-101 and INBRX-109; and

•
professional service fees increased by $0.6 million, which was primarily attributable to increases in accounting services performed during the period as a result of our filing status in the current year, consulting services performed related to the proposed Merger, and an increase in legal expenses, including those related to intellectual property and other general corporate matters; and

•
facility and equipment-related expense increased by $0.6 million, which was primarily attributable to an increase in software subscriptions and IT services related to software implementations.

Other Income (Expense)
Interest expense.   Interest expense increased by $13.6 million from $18.2 million during the year ended December 31, 2022 to $31.8 million during the year ended December 31, 2023, all of which relates to interest incurred and the amortization of debt discounts related to the Amended 2020 Loan Agreement. The increase in interest expense is the result of an increase in the average outstanding principal balance during the year ended December 31, 2022 to the year ended December 31, 2022, as well as an increase in our variable interest rate driven by overall market conditions during the year ended December 31, 2023. For more information regarding the Amended 2020 Loan Agreement, refer to “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 3, Debt.”
Interest income.   During the year ended December 31, 2023, we earned $11.9 million of interest income, of which $7.5 million related to interest earned on our sweep and money market account balances and $4.4 million related to the accretion of discounts on investments in debt securities during the period. During the year ended December 31, 2022, we earned $2.1 million of interest income, of which $0.8 million related to interest earned on our sweep and money market account balances and $1.3 million related to the accretion of discount son investments in debt securities during the period. The increase in interest income during the year ended December 31, 2023 is the result of higher cash and cash equivalent balances, coupled with rising interest rates, generating higher returns.
Income Taxes
Income tax expense was approximately $3,000 during each of the years ended December 31, 2023 and December 31, 2022, respectively. For the years ended December 31, 2023 and December 31, 2022, we have applied a 100% valuation allowance against our federal deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.
Loss on Equity Method Investment
During the year ended December 31, 2023, we received an additional 5% equity interest in Phylaxis following the achievement of a milestone under our agreements. Upon receipt of the equity interest, we established an equity method investment at its fair value of $1.6 million. The loss on equity method investment during the year ended December 31, 2023 of $1.6 million consists of our share of losses from our investment in Phylaxis, which reduced our equity investment to zero. During the year ended December 31, 2022, we did not record a loss on our equity method investment in Phylaxis which had been valued at zero prior to this period.
Liquidity and Capital Resources
Sources of Liquidity
To date, sources of capital raised to fund our operations have been comprised of the sale of equity securities, borrowings under the loan and security agreements for gross proceeds of $200.0 million, payments received from commercial partners for licensing rights to our therapeutic candidates under development, grants, and proceeds from the sale and issuance of convertible promissory notes.
Through March 31, 2024, proceeds from the sale of equity securities as a public company consisted of (i) $136.9 million in gross proceeds from our initial public offering, (ii) $171.4 million in gross proceeds under our Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or the Sales Agent, and (iii) $200.0 million in gross proceeds from the private placement transaction, or the Private Placement, with certain institutional and other accredited investors, or Purchasers, in which we sold and issued shares of our common stock and, with respect to certain Purchasers, pre-funded warrants to purchase our common stock pursuant to a Securities Purchase Agreement, as amended, or the Purchase Agreement. The Purchasers have certain registration rights pursuant to the Purchase Agreement which have been waived after the close of the Merger. Sales of our common stock made pursuant to the Sales Agreement have been made under our $400.0 million Shelf Registration on Form S-3ASR, which became automatically effective upon filing on September 3, 2021. As of March 31, 2024, we have used a total of $171.4 million of the $400.0 million under our Shelf Registration, with $228.6 million remaining and available for use.
Future Funding Requirements
Since our inception, we have devoted substantially all of our efforts to therapeutic drug discovery and development, conducting preclinical studies and clinical trials, enabling manufacturing activities in support of our therapeutic candidates, establishing our intellectual property portfolio, developing our commercialization strategy, hiring to support these departments and activities, and raising capital to support and expand these activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. Our net loss for the three months ended March 31, 2024 and March 31, 2023 was $78.7 million and $48.9 million, respectively. Our net loss for the years ended December 31, 2023 and December 31, 2022 was $241.4 million and $145.2 million, respectively. As of March 31, 2024, we had an accumulated deficit of $692.4 million and cash and cash equivalents of $252.5 million.
Based upon our current operating plans, we believe that our existing cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months from the date the related condensed consolidated financial statements are issued. Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.
The process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain. We expect to continue to incur net losses for the foreseeable future until, if ever, we have an approved product and can successfully commercialize it. We expect our research and development expenses to increase as we continue our development of, and seek marketing approvals for, our therapeutic candidates (especially as we move more candidates into later stages of clinical development), and begin to commercialize any approved products, if ever. At this time, we are preparing to proceed with the commercialization of certain of our product candidates, if ever approved. As a result, we will incur significant pre-commercialization expenses in preparation for launch, the outcome of which is uncertain. Additionally, if approved, we will incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. We also expect additional general and administrative expenses as we hire additional personnel and incur increased accounting, audit, legal, regulatory and compliance, investor and public relations expense to support our continued expansion.
Until such time we, if ever, can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including strategic licensing and collaborations, strategic transactions, or other similar arrangements and transactions, and from time to time, we engage in discussions with potential acquirers regarding the disposition of one or more of our product candidates. However, there can be no assurance as to the availability or terms upon which such finances or capital might be available in the future. If we are unable to secure adequate additional funding, we will need to reevaluate our operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of our development programs, or relinquish rights to our intellectual property on less favorable terms than we would otherwise choose. These actions could materially impact our business, results of operations, financial condition, and prospects.
Our future liquidity and capital funding requirements will depend on numerous factors, including:
•
the outcome, costs and timing of preclinical studies and clinical trials for our current or future therapeutic candidates;

•
whether and when we are able to obtain marketing approval to market any of our therapeutic candidates and the outcome of meetings with applicable regulatory agencies, including the FDA;

•
our ability to successfully commercialize any therapeutic candidates that receive marketing approval;

•
the emergence and effect of competing or complementary therapeutics or therapeutic candidates;

•
our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•
our ability to retain our current employees and the need and ability to hire additional management and scientific and medical personnel;

•
the terms and timing of any strategic licensing, collaboration or other similar agreement that we have established or may establish;

•
our ability to repay, refinance or restructure our indebtedness when payment is due, including in the event such indebtedness is accelerated;

•
the valuation of our capital stock; and

•
the continuing or future effects of a potential economic downturn, geopolitical events, and widespread health events on capital and financial markets.

We do not own or operate manufacturing and testing facilities for the production of any of our therapeutic candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on a limited number of third-party contract manufacturers for all of our required raw materials, antibodies and other biologics for our preclinical research, clinical trials, and if and when applicable, commercial product, and employ internal resources to manage our manufacturing relationships with these third parties.
Commitments
Our material cash requirements from known contractual and other obligations primarily relate to our lease obligations, debt, and services provided by our third party CROs and CDMOs.
We have two leases for our laboratory and office space, which expire in 2025, with an option to payments extend the leases for an additional five years. As of March 31, 2024, we had future minimum rental payments under these leases of $2.8 million, of which $2.2 million and $0.6 million are current and non-current, respectively. For more information regarding these lease agreements, refer to “Index to Financial Statements — Inhibrx, Inc. Notes to Unaudited Condensed Consolidated Financial Statements — Note 6, Leases.”
Under the Amended 2020 Loan Agreement, and assuming the Merger is not consummated, we are required to make interest only payments through February 2025, with all principal payments and final fee payments beginning in March 2025 and continuing through the maturity date of January 2027. The interest-only period may be extended an additional twelve months if the Company raises at least $100.0 million in upfront licensing or partnership proceeds by February 2025, upon which principal payments would begin in March 2026. As of March 31, 2024, we had a minimum obligation of $252.6 million of long-term debt, including minimum interest and final fee payments, of which $26.5 million and $226.1 million are current and non-current, respectively. For more information regarding the Amended 2020 Loan Agreement, refer to “Index to Financial Statements — Inhibrx, Inc. Notes to Unaudited Condensed Consolidated Financial Statements — Note 3, Debt.”
We enter into contracts in the normal course of business with CROs related to our ongoing preclinical studies and clinical trials and with CDMOs for clinical supplies and manufacturing scale-up activities. These contracts are generally cancellable, with notice, at our option. We have recorded accrued expenses of approximately $45.2 million in our condensed consolidated balance sheets for expenditures incurred by CROs and CDMOs as of March 31, 2024.
While these contracts are generally cancellable, some may contain specific activities that involve one or more noncancellable commitments, including minimum purchase commitments, binding annual forecasts and capital equipment investments. Additionally, depending on the timing and reasoning of the exit, certain termination penalties may apply and can range from the cost of work performed to date up to twelve months of future committed manufacturing costs. As of March 31, 2024, the noncancellable portion of these contracts totaled in aggregate, excluding amounts recorded in accounts payable and accrued expenses as of this date is approximately $44.8 million. The noncancellable purchase commitments relate to the purchase of raw materials and future contract manufacturing of drug supply for INBRX-101.
Cash Flow Summary
Comparison of the Three Months Ended March 31, 2024 and March 31, 2023
The following table sets forth a summary of the net cash flow activity for each of the periods indicated (in thousands):
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Net cash used in operating activities	$(63,050)	$(39,944)
Net cash used in investing activities	(1,119)	(23)
Net cash provided by financing activities	38,728	356
Net decrease in cash and cash equivalents	$(25,441)	$(39,611)
Operating Activities
Net cash used in operating activities was $63.1 million during the three months ended March 31, 2024 and consisted primarily of a net loss of $78.7 million, adjusted for non-cash items including accretion on our debt discount and the non-cash portion of interest expense related to our debt of $1.2 million, stock-based compensation expense of $6.4 million, depreciation and amortization of $0.4 million and non-cash lease expense of $0.5 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, primarily related to an increase in prepaid expenses and other current assets of $2.4 million and an increase in other non-current assets of $1.4 million due to prepayments and additional deposits we made to our CRO partners during the quarter. Additionally, receivables increased by $0.6 million as related to interest income earned in our interest-bearing bank accounts, while the operating lease liability decreased by $0.5 million as a result of lease payments made throughout the period. These uses of cash were offset by increases in accrued expenses and other current liabilities of $8.0 million and an increase in accounts payable of $4.1 million due to the timing of payments to our CRO and CDMO partners during the period.
Net cash used in operating activities was $39.9 million during the three months ended March 31, 2023 and consisted primarily of a net loss of $48.9 million, adjusted for non-cash items including accretion on our debt discount and the non-cash portion of interest expense related to our debt of $1.2 million, stock-based compensation expense of $5.6 million, depreciation and amortization of $0.3 million, and non-cash lease expense of $0.4 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, primarily related to increases in accrued expenses and other current liabilities of $2.4 million and accounts payable of $2.3 million, offset in part by increases in prepaid expenses and other current assets of $2.8 million due to the timing of clinical activity and contract manufacturing work performed by our CDMO partners during the period. Additionally, the operating lease liability decreased by $0.4 million as a result of lease payments made throughout the period.
Investing Activities
Net cash used in investing activities was $1.1 million and $23,000 during the three months ended March 31, 2024 and March 31, 2023, respectively, and was related to capital purchases of laboratory and office equipment.
Financing Activities
Net cash provided by financing activities was $38.7 million and $0.4 million during the three months ended March 31, 2024 and March 31, 2023, respectively, which consisted of proceeds upon the exercise of stock options.
Comparison of Year Ended December 31, 2023 and December 31, 2022
The following table sets forth a summary of the net cash flow activity for each of the periods indicated (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Net cash used in operating activities	$(193,309)	$(115,301)
Net cash used in investing activities	(4,593)	(686)
Net cash provided by financing activities	201,961	258,551
Net increase in cash	$4,059	$142,564
Operating Activities
Net cash used in operating activities was $193.3 million during the year ended December 31, 2023 and consisted primarily of a net loss of $241.4 million, adjusted for non-cash items including stock-based compensation expense of $24.8 million, accretion on our debt discount and the non-cash portion of interest expense related to our debt of $4.9 million, depreciation and amortization of $1.2 million, and non-cash lease expense of $1.8 million. Non-cash revenue of $1.6 million earned in relation to the equity interest in Phylaxis received during the period was offset by the loss on equity method investment of $1.6 million reflecting our share of losses in Phylaxis. Changes in operating assets and liabilities also contributed to the cash used in operating activities, including an increase in prepaid expenses of $10.3 million, primarily due to the prepayment for clinical drug substance manufacturing services at our CDMOs during the year. Additionally, the operating lease liability decreased by $1.9 million as a result of lease payments made throughout the year. Accounts receivable increased by $0.5 million, primarily as a result of dividends earned and not received as of December 31, 2023. Deferred revenue decreased by $0.2 million following the recognition of $0.2 million of previously deferred revenue related to our option agreement with Chiesi. These uses of cash were offset by an increase in accrued expenses of $26.1 million and an increase in accounts payable of $2.1 million, primarily due to the timing of clinical drug substance manufacturing services incurred at our CDMOs and clinical activities incurred at our CROs, in addition to increases in compensation-related accruals as related to employee bonuses.
Net cash used in operating activities was $115.3 million during the year ended December 31, 2022 and consisted primarily of a net loss of $145.2 million, adjusted for non-cash items including stock-based compensation expense of $20.5 million, accretion on our debt discount and the non-cash portion of interest expense related to our debt of $3.4 million, depreciation and amortization of $1.2 million, and non-cash lease expense of $1.6 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, including a decrease in deferred revenue of $2.0 million following the recognition of $0.9 million of previously deferred revenue related to our option agreement with Chiesi and $1.1 million of previously deferred revenue related to our agreements with Phylaxis. Additionally, the operating lease liability decreased by $1.7 million as a result of lease payments made throughout the year. Other non-current assets increased by $1.3 million relating to deposits paid to one of our CRO partners, while our accounts payable balance decreased by $0.7 million. These uses of cash were offset in part by an increase in accrued expenses of $7.6 million and a decrease in prepaid expenses of $0.6 million, which are due to the timing of clinical and development activities which were incurred during the year. Additionally, accounts receivable and receivables from related parties decreased by $0.6 million, primarily as a result of the receipt of payments associated with our cost sharing agreements with the Chinese biotechnology company Elpiscience Biopharmaceuticals, Inc., or Elpiscience.
Investing Activities
Net cash used in investing activities was $4.6 million and $0.7 million during the years ended December 31, 2023 and December 31, 2022, respectively, and was related to capital purchases of laboratory and office equipment. During the year ended December 31, 2023, the increased cash outflows related to the expansion of software and office space.
Financing Activities
Net cash provided by financing activities was $202.0 million during the year ended December 31, 2023 and consisted primarily of proceeds of $200.0 million from the issuance of common stock and pre-funded warrants in a private placement transaction, offset in part by issuance costs of $0.4 million. In addition, we received proceeds of $2.3 million from the exercise of stock options.
Net cash provided by financing activities was $258.6 million during the year ended December 31, 2022 and consisted primarily of net proceeds of $128.9 million from the Amended 2020 Loan Agreement and proceeds of $127.4 million from our ATM offering, offset in part by the payment of costs associated with the ATM offering of $0.4 million. In addition, we received proceeds of $2.8 million from the exercise of stock options.
Critical Accounting Estimates and Policies
Our consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles, or GAAP, which requires management to make estimates and assumptions that affect the amounts reported. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our consolidated financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our consolidated financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 1, Organization and Summary of Significant Accounting Policies” and “Index to Financial Statements — Inhibrx, Inc. Notes to Unaudited Condensed Consolidated Financial Statements — Note 1, Organization and Summary of Significant Accounting Policies,” we believe that the following critical accounting policies and estimates have a higher degree of inherent uncertainty and require our most significant judgments:
Collaboration and License Agreements
We enter into collaborative agreements with partners that typically include one or more of the following: (i) license fees; (ii) nonrefundable up-front fees; (iii) payments for reimbursement of research costs; (iv) payments associated with achieving specific development, regulatory, or commercial milestones; and (v) royalties based on specified percentages of net product sales, if any. At the initiation of an agreement, we analyze each unit of account within the contract to determine if the counterparty is a customer in the context of the unit of account.
We consider a variety of factors which may require significant judgment in determining the appropriate estimates and assumptions under these arrangements, such as whether the elements are distinct performance obligations, whether there are observable standalone prices, and whether any licenses are functional or symbolic. We evaluate each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, license fees and non-refundable upfront fees are considered fixed, while milestone payments are identified as variable consideration which must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.
See “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 6, License and Grant Revenues” for additional information on our license agreements.
Accrued Research and Development and Clinical Trial Costs
We enter into contracts for research and development activities, including with CDMOs for clinical supplies and manufacturing scale-up activities related to our therapeutic candidates and with CROs for our preclinical studies and clinical trials. The financial terms of these agreements vary and may result in payment flows that do not match the periods over which materials or services are provided, resulting in either an accrual or a prepaid expense.
These accruals of research and development expenses require us to estimate expenses incurred, including estimates of the time period over which services will be performed, completion of contract components, the enrollment of subjects, and the status of our clinical trials. Such estimates are dependent upon the timeliness and accuracy of data provided by the CROs and CDMOs regarding the status and cost of the studies. If the actual timing of the performance of services varies from our estimates, we adjust the accrual or prepaid expense accordingly.
Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.
Fair Value of Stock-Based Awards and Stock-Based Compensation Expense
We recognize compensation costs related to stock-based awards, including stock options, under our 2017 Employee, Director and Consultant Equity Incentive Plan to certain of our employees and certain members of our board of directors. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.
We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards. These assumptions include:

•
Fair Value of Common Stock — Our board of directors determines the fair value of each share of underlying common stock based on the closing price of our common stock as reported by the applicable trading market on the date of the grant. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the grant date.

•
Expected Term — We estimate the expected term of our stock options granted to employees and non-employee directors using the simplified method, whereby, the expected term equals the average of the vesting term and the original contractual term of the option. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

•
Expected Volatility — Due to the lack of company specific historical and implied volatility data indicative of the expected future volatility, we based our estimate of expected volatility on the estimate and expected volatilities of a guideline group of publicly traded companies. For these analyses, we select companies with comparable characteristics to ours including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or we believe the volatility of our own market-traded shares best represents expected volatility.

•
Risk-Free Interest Rate — For the determination of the risk-free interest rates we utilize the U.S. Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption.

•
Expected Dividend — The expected dividend yield is assumed to be zero as we have never paid dividends and do not have current plans to pay any dividends on our common stock.

Changes in these assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 5, Equity Compensation Plan” and “Index to Financial Statements — Inhibrx, Inc. Notes to Unaudited Condensed Consolidated Financial Statements — Note 5, Equity Compensation Plan” for information regarding certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods discussed.
Recent Accounting Pronouncements
For information with respect to recently issued accounting standards and the impact of these standards, if any, on our consolidated financial statements, refer to “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 1, Organization and Summary of Significant Accounting Policies” and “Index to Financial Statements — Inhibrx, Inc. Notes to Unaudited Condensed Consolidated Financial Statements — Note 1, Organization and Summary of Significant Accounting Policies.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF INHIBRX BIOSCIENCES (A BUSINESS OF INHIBRX, INC.)
(SUPPLEMENTAL)
You should read the following supplemental discussion and analysis of our financial condition and results of operations together in conjunction with our “Unaudited Pro Forma Combined Financial Statements” and the supplemental audited combined and the unaudited condensed combined financial statements and related notes included elsewhere in this information statement. Some of the information contained in this supplemental discussion and analysis or set forth elsewhere in this information statement contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the section of this information statement titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a clinical-stage biopharmaceutical company with a pipeline of novel biologic therapeutic candidates, developed using our proprietary modular protein engineering platforms. We leverage our innovative protein engineering technologies and deep understanding of target biology to create therapeutic candidates with attributes and mechanisms superior to current approaches and applicable to a range of challenging, validated targets with high potential.
Sale of INBRX-101 to Sanofi
In January 2024, Inhibrx, Inc., or the Parent, announced its intent, as approved by its board of directors, to separate its portfolio of clinical, preclinical, and pipeline programs from its INBRX-101 program, or the 101 Business, through a spin-off to be effected by pro rata distribution of our common stock to stockholders of Inhibrx, Inc. To implement the separation and spin-off, Inhibrx, Inc. intends to transfer the related assets, liabilities, license agreements, intellectual property and corporate infrastructure, including employment agreements and other corporate agreements of those portfolio programs, or the Business, to the Company, pursuant to the terms of a separation agreement, to be entered into between our Company and Inhibrx, Inc. In connection with the separation, pre-funded warrants to purchase shares of the Parent’s common stock were amended so that on the distribution date, any remaining pre-funded warrants of the Parent not already exercised in the Parent’s common stock become exercisable for an equivalent number of our common stock at an exercise price of $0.0001 per share, pursuant to certain beneficial ownership limitations as defined in the amended purchase agreement.
On the distribution date, each Inhibrx, Inc. stockholder will receive one share of our common stock for every four shares of Inhibrx, Inc. common stock held of record at the close of business on the record date for the distribution. our common stock that they would have received as a result of the application of the distribution ratio.
Following the distribution, we will operate as a separate, independent, publicly traded company.
Following and in connection with the spin-off and distribution, Sanofi S.A., or Sanofi, will acquire all outstanding shares of the Parent pursuant to the Agreement and Plan of Merger entered into by the Parent and Art Acquisition Sub, Inc., a wholly owned subsidiary of Aventis, Inc., in turn a wholly owned subsidiary of Sanofi S.A.
Discontinuation of INBRX-105
We have decided to terminate our INBRX-105 program, a tetravalent programmed death-ligand 1, or PD-L1, targeted 4-1BB agonist. During the length of our Phase 1/2 trial, we dosed approximately 150 patients. We initially observed single agent complete responses in non-small cell lung cancer, or NSCLC, and head and neck squamous cell carcinoma, or HNSCC, as well as multiple partial responses. We also observed numerous partial responses with INBRX-105 in combination with Keytruda. However, after evaluation of the totality of the data from the expansion cohorts, we concluded the initial signal was not sufficiently validated to support the continuation of this program. We are in the process of winding down the clinical trial and expect it to be complete within the first half of 2024. Consequently, in February 2024, Elpiscience Biopharmaceuticals, Inc, or Elpiscience, terminated its rights to commercialize INBRX-105 in greater China.
Current Clinical Pipeline
Our current clinical pipeline includes INBRX-109 and INBRX-106, both of which utilize our multivalent formats where the precise valency can be optimized in a target-centric way to mediate what we believe to be the most appropriate agonist function:

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Currently being investigated in colorectal and gastric adenocarcinoma, malignant pleural mesothelioma, chondrosarcoma and synovial sarcoma.

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Currently being investigated in patients with NSCLC and HNSCC.

INBRX-109
Our most advanced therapeutic candidate, INBRX-109, is a tetravalent death receptor 5, or DR5, agonist currently being evaluated in patients diagnosed with difficult-to-treat cancers, such as chondrosarcoma, mesothelioma, colorectal cancer, Ewing sarcoma and pancreatic adenocarcinoma. In June 2021, based on the initial Phase 1 data results, we initiated a registration-enabling Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma for which the FDA and the European Medicine Agency, or EMA, granted orphan drug designation in November 2021 and August 2022, respectively. In November 2022, we announced updated efficacy and safety data from the ongoing Phase 1 INBRX-109 expansion cohorts for the treatment of chondrosarcoma, which showed disease control was observed in patients with and without isocitrate dehydrogenase, or IDH, mutations. Of the 210 patients studied to date, the treatment-related serious adverse events observed were (i) abnormal laboratory findings of increased alanine aminotransferase (6 or 2.9%), increased aspartate aminotransferase (6 or 2.9%), increased hepatic enzyme (1 or 0.5%), increased liver function test (1 or 0.5%) and decreased platelet count (1 or 0.5%), (ii) gastrointestinal disorders, which consisted of diarrhea (3 or 1.4%), enterocolitis, an inflammation of the small intestine and colon (1 or 0.5%), nausea (1 or 0.5%) and vomiting (1 or 0.5%), (iii) blood and lymphatic system disorders, which consisted of anemia (3 or 1.4%), febrile neutropenia, a condition where the body has a reduced number of a certain type of white blood cells in conjunction with a fever (2 or 1%) and thrombocytopenia, a condition where the number of platelets in the blood is abnormally low (1 or 0.5%), (iv) hepatobiliary (liver, bile duct or gallbladder) disorders which consisted of acute hepatic failure (2 or 1%), hepatic failure (1 or 0.5%), hyperbilirubinemia, also known as jaundice (1 or 0.5%), (v) general disorders and administration site conditions, which consisted of asthenia, or physical weakness or general lack of energy (1 or 0.5%) and influenza-like illness (1 or 0.5%), (vi) infections, which consisted of neutropenic sepsis, a significant inflammatory response to a presumed infection in a person with or without fever (1 or 0.5%) and sepsis, an overreactive and extreme inflammatory response to infection (1 or 0.5%), (vii) metabolism and nutrition disorders, which consisted of dehydration (1 or 0.5%), failure to thrive (1 or 0.5%) and hyponatraemia, a condition where the sodium levels in blood are lower than normal (1 or 0.5%), (viii) tachycardia (1 or 0.5%), and (ix) posterior reversible encephalophathy syndrome, a condition marked by headaches, vision problems, mental changes, seizures, and swelling in the brain (1 or 0.5%). Data from the registration-enabling Phase 2 trial in unresectable or metastatic conventional chondrosarcoma is expected during the first half of 2025.
On November 2, 2023, we announced preliminary efficacy and safety data from the Phase 1 trial of INBRX-109 in combination with Irinotecan, or IRI, and Temozolomide, or TMZ, for the treatment of advanced or metastatic, unresectable Ewing sarcoma. Among the 13 patients evaluable as of the data cut of September 8, 2023, the observed disease control rate was 76.9%, or 10 out of 13 patients as measured by RECISTv1.1, with 7 patients achieving partial responses (53.8%) and 3 patients achieving stable disease (23.1%). Overall, INBRX-109 in combination with IRI/TMZ was well tolerated from a safety perspective. Of 89 patients studied to date, the serious adverse events related to study drug (INBRX-109 or placebo) were (i) abnormal laboratory findings of increased alanine aminotransferase (1 or 1.1%) and increased aspartate aminotransferase (1 or 1.1%), (ii) hepatobiliary disorders, which consisted of hyperbilirubinemia (1 or 1.1%) and hepatic failure (1 or 1.1%), which led to our partial clinical hold, as described above, (iii) infections which consisted of infectious enterocolitis (1 or 1.1%), (iv) muscular weakness (1 or 1.1%), and (v) renal and urinary disorders, which consisted of hemorrhagic Cystitis, a condition in which the bladder becomes inflamed and starts to bleed (1 or 1.1%). We have expanded recruitment of this cohort as a result of these preliminary findings.
INBRX-106
INBRX-106 is a precisely engineered hexavalent sdAb-based therapeutic candidate targeting OX40, designed to be an optimized agonist of this co-stimulatory receptor. It is currently being investigated as a single agent and in combination with Keytruda in patients with locally advanced or metastatic solid tumors. Parts 1 and 3, dose escalation as a single agent and in combination with Keytruda, have been completed. We observed durable responses across multiple tumor types. To date, of the 166 patients studied in our Phase 1/2 clinical trial for INBRX-106, the treatment-related serious adverse events observed were (i) general disorders and administration site conditions, which consisted of pyrexia, or fever (3 or 1.8%) and influenza-like illness (1 or 0.6%), (ii) metabolism and nutrition disorders, which consisted of failure to thrive (1 or 0.6%), hyponatraemia, a condition when the sodium levels in blood are lower than normal (1 or 0.6%), and hypercalcemia, a condition when the sodium levels in blood are higher than normal (1 or 0.6%), (iii) gastrointestinal disorders, which consisted of diarrhea (2 or 1.2%) and vomiting (1 or 0.6%), (iv) blood and lymphatic system disorders, which consisted of anemia (1 or 0.6%) and pancytopenia, a condition in which there is lower-than-normal number of red and white blood cells and platelets in the blood (1 or 0.6%), (v) cardiac disorders, which consisted of acute myocardial infarction (1 or 0.6%) and myocarditis (1 or 0.6%), (vi) cytokine release syndrome (2 or 1.2%), (vii) infusion-related reactions (2 or 1.2%), (viii) primary adrenal insufficiency (1 or 0.6%), (ix) increased blood bilirubin (1 or 0.6%), (x) myositis, or inflamed muscles (1 or 0.6%), (xi) toxic encephalopathy, or brain dysfunction caused by toxic exposure (1 or 0.6%), and (xii) acute kidney injury (1 or 0.6%). Notably, though, most patients with related treatment emergent adverse events had events that were mild or moderate (Grade 1 or 2) in severity. The most common adverse events observed in this study related to INBRX-106 were infusion-related reaction, fatigue, rash, nausea, pruritus, and diarrhea. We expanded the enrollment for Part 2, single agent dose expansion, to increase the dataset in the single agent cohorts and to enroll additional NSCLC patients. We expect to announce additional data from Part 2 in 2025. We continue to enroll patients with NSCLC and HNSCC in Part 4, combination expansion cohorts. We are in the process of expanding these cohorts and expect to initiate at least one additional cohort by mid 2024. We expect to have a more mature dataset during the third quarter of 2025 and plan to provide an update at that time.
Components of Results of Operations
Revenue
To date, all of our revenue has been derived from licenses with collaboration partners and grant awards. We have not generated any revenue from the commercial sale of approved therapeutic products to date.
Operating Expenses
Research and Development
To date, our research and development expenses have related primarily to research activities, including our discovery efforts, and preclinical and clinical development and the manufacturing of our therapeutic candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.
In accordance with the applicable accounting and regulatory requirements, we track all research and development expenses in the aggregate and do not manage or track either external or internal expenses on a program-by-program basis. External research and development expenses are instead managed and tracked by the nature of the activity, and primarily consist of contract manufacturing and clinical trial expenses. Internal research and development expenses primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development. We manage and prioritize our research and development expenses based on scientific data, probability of successful technical development and regulatory approval, market potential and unmet medical need, among other considerations. We regularly review our research and development activities and, as necessary, reallocate resources that we believe will best support the long-term growth of our overall business. We review expenses incurred by vendor and by contract as benchmarked against the progression of our clinical and other milestones.
External research and development expenses consist of:
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expenses incurred in connection with the preclinical development of our programs;

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clinical trials of our therapeutic candidates, including under agreements with third parties, such as consultants and contract research organizations, or CROs;

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expenses associated with the manufacturing of our therapeutic candidates under agreements with contract development and manufacturing organizations, or CDMOs;

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expenses associated with regulatory requirements, including fees and other expenses related to our Scientific Advisory Board; and

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other external expenses, such as laboratory services related to our discovery and development programs and other shared services.

Internal research and development expenses consist of:
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salaries, benefits and other related costs, including non-cash stock-based compensation, for personnel engaged in research and development functions;

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facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities; and

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other internal expenses, such as laboratory supplies and other shared research and development costs.

We expect that research and development expense will continue to increase over the next several years as we continue development of our therapeutic candidates currently in clinical stage development, support our preclinical programs, and continue to discover new therapeutic candidates, as well as increase our headcount. In particular, clinical development of our therapeutic candidates, as opposed to preclinical development, generally has higher development costs, primarily due to the increased size and duration of later-stage clinical trials. Moreover, the costs associated with our CDMOs to manufacture our therapeutic candidates and future commercial products is also much more costly as compared to early stage preclinical development. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our therapeutic candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which therapeutic candidates to pursue and how much funding to direct to each therapeutic candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each therapeutic candidate’s commercial potential. We will need substantial additional capital in the future to support these efforts. In addition, we cannot forecast which therapeutic candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
Our clinical development costs may vary significantly based on factors such as:
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the per patient trial costs;

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the number of trials required for approval;

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the number of sites included in the trials;

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the countries in which the trials are conducted;

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the length of time required to enroll eligible patients;

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the number of patients that participate in the trials;

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the number of doses that patients receive;

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the drop-out or discontinuation rates of patients;

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the potential additional safety monitoring requested by regulatory agencies;

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the duration of patient participation in the trials and follow-up;

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the cost, timing, and successful manufacturing of our therapeutic candidates;

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the phase and development of our therapeutic candidates;

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the efficacy and safety profile of our therapeutic candidates; and

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the uncertainties related to potential economic downturn, geopolitical events and widespread health events on capital and financial markets.

General and Administrative
General and administrative, or G&A, expenses consist primarily of:
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salaries, benefits and other related costs, including non-cash stock-based compensation, for personnel engaged in G&A functions;

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expenses incurred in connection with accounting and audit services, legal services, including costs associated with obtaining and maintaining our patent portfolio, investor relations and consulting expenses under agreements with third parties, such as consultants and contractors;

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expenses incurred in connection with commercialization and business development activity; and

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facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities, insurance and supplies.

We expect our G&A expenses will continue to increase in the future to support our continued research and development activities. We expect increased costs related to pre-commercialization and business development activities, including the hiring of additional personnel as we continue to build our commercial team in preparation for our future product launches. Additionally, we expect other professional service fees to increase, including but not limited to, patent-related costs for filing, prosecution and maintenance of our product candidates, and compliance costs, accounting, legal, investor and public relations and additional personnel.
Other Income (Expense)
Other income (expense) represents gains and losses on the disposal of fixed assets and exchange rate gains and losses.
Loss on Equity Method Investment
Our equity interest in Phylaxis BioScience, LLC, or Phylaxis, is accounted for as an equity method investment and the Company’s proportionate share of the net income or loss of Phylaxis is included as loss in equity method investment in the combined statement of operations.
Results of Operations
Comparison of the Three Months Ended March 31, 2024 and March 31, 2023
The following table summarizes our condensed consolidated results of operations for each of the periods indicated (in thousands, except percentages):
	THREE MONTHS ENDED MARCH 31,		CHANGE
	2024	2023	($)	(%)
Operating expense:
Research and development	40,432	34,207	6,225	18%
General and administrative	8,782	5,334	3,448	65%
Total operating expense	49,214	39,541	9,673	24%
Loss from operations	(49,214)	(39,541)	(9,673)	24%
Other income (expense)
Other expense, net	(59)	(70)	11	(16)%
Total other expense	(59)	(70)	11	(16)%
Net loss	$(49,273)	$(39,611)	$(9,662)	24%
Research and Development Expense
The following table sets forth the primary external and internal research and development expenses (in thousands, except percentages):
	THREE MONTHS ENDED MARCH 31,		CHANGE
	2024	2023	($)	(%)
External expenses:
Clinical trials	$13,774	$8,897	$4,877	55%
Contract manufacturing	11,434	10,295	1,139	11%
Other external research and development	1,851	2,160	(309)	(14)%

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2024	2023	($)	(%)
Internal expenses:
Personnel	10,134	9,770	364	4%
Equipment, depreciation, and facility	1,671	1,667	4	—%
Other internal research and development	1,568	1,418	150	11%
Total research and development expenses	$40,432	$34,207	$6,225	18%

Research and development expenses increased by $6.2 million from $34.2 million during the three months ended March 31, 2023 to $40.4 million during the three months ended March 31, 2024. The overall increase was primarily due to the following factors:

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clinical trial expense increased by $4.9 million, primarily due to the progression of our INBRX-106 Phase 1/2 trial and our registration-enabling Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma; and

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contract manufacturing expense increased by $1.1 million, due to the nature of the development and manufacturing activities performed during the current period at our CDMO and CRO partners supporting our clinical and preclinical therapeutic candidates, which reflect the stage-specific needs of our programs and include early and late stage drug substance clinical manufacturing, analytical development, quality control, or QC, testing and stability studies, as well as drug product development, scale-up, robustness studies and selected biologics license applications, or BLA,-enabling activities;

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personnel-related expense increased by $0.4 million, which was primarily related to an increase in headcount as a result of the expansion of our technical operations and clinical teams.

G&A Expense
G&A expenses increased by $3.5 million from $5.3 million during the three months ended March 31, 2023 to $8.8 million during the three months ended March 31, 2024. The overall increase during the three months ended March 31, 2024 was primarily due to the following factors:

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personnel-related expenses increased by $1.1 million, primarily attributable to an increase in headcount as in our finance and accounting team and our commercial strategy and medical affairs team;

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professional services-related expenses related to legal and accounting services increased by $1.6 million, which was primarily attributable to increases in legal expenses, including those related to intellectual property and other general corporate matters, in addition to increases in accounting services performed during the period as a result of our filing status in the current year; and

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expenses related to the proposed Merger of $0.5 million, consisting of SEC filing fees and consulting services performed in connection with filings related to the transaction.

Other income (expense)
Other expense during the three months ended March 31, 2024 was caused by losses on foreign exchange rates of $59,000. Other expense during the three months ended March 31, 2023 was caused by losses on foreign exchange rates of $68,000, as well as losses on the disposal of fixed assets of $2,000.

Comparison of Years Ended December 31, 2023 and December 31, 2022
The following table summarizes our combined results of operations for each of the periods indicated (in thousands, except percentages):
	YEAR ENDED DECEMBER 31,		CHANGE
	2023	2022	($)	(%)
Revenue:
License fee revenue	$1,634	$1,301	$333	26%
Grant revenue	—	14	(14)	(100)%
Total revenue	1,634	1,315	319	24%
Operating expenses:
Research and development	130,133	101,603	28,530	28%
General and administrative	24,248	15,035	9,213	61%
Total operating expenses	154,381	116,638	37,743	32%
Loss from operations	(152,747)	(115,323)	(37,424)	32%
Other income (expense):
Other income (expense), net	(580)	1	(581)	(58,100)%
Total other income (expense)	(580)	1	(581)	(58,100)%
Provision for income taxes	3	3	—	—%
Loss on equity method investment	1,634	—	1,634	100%
Net loss	$(154,964)	$(115,325)	$(39,639)	34%
License Fee Revenue
License fee revenue increased by $0.3 million from $1.3 million during the year ended December 31, 2022 to $1.6 million during the year ended December 31, 2023. Additionally, during the years ended December 31, 2023 and December 31, 2022, we recognized license fee revenue of $1.6 million and $1.1 million, respectively, related to our agreements with Phylaxis. During the year ended December 31, 2022, we recognized the remaining $1.1 million of license fee revenue under the first phase of our agreements with Phylaxis as we completed our obligation to transfer the exclusive licenses for, and complete development services, to modify the two compounds. During the year ended December 31, 2023, we transferred a second-generation compound to Phylaxis, upon which we received an additional 5% equity interest in Phylaxis, which we recognized as revenue at its fair value of $1.6 million. During the year ended December 31, 2022, we also recognized $0.2 million of revenue under the 2020 2seventy Agreement following the grant of an exclusive option and development license upon initiation of a third program. No revenue was recognized under this agreement with 2seventy during the year ended December 31, 2023.
Grant Revenue
We recognized approximately $14,000 of grant revenue during the year ended December 31, 2022, all of which consisted of revenue earned under our grant with the Department of Defense, or DoD, which was awarded in February 2021 and completed in February 2022. The grant was completed during the year ended December 31, 2022, and no revenue was earned during the year ended December 31, 2023.

Research and Development Expense
The following table sets forth the primary external and internal research and development expenses (in thousands, except percentages):
	YEAR ENDED DECEMBER 31,		CHANGE
	2023	2022	($)	(%)
External expenses:
Clinical trials	$35,270	$25,927	$9,343	36%
Contract manufacturing	32,020	25,500	6,520	26%
Other external research and development	9,155	6,360	2,795	44%
Internal expenses:
Personnel	41,275	33,523	7,752	23%
Equipment, depreciation, and facility	6,853	5,818	1,035	18%
Other internal research and development	5,560	4,475	1,085	24%
Total research and development expenses	$130,133	$101,603	$28,530	28%
Research and development expense increased by $28.5 million from $101.6 million during the year ended December 31, 2022 to $130.1 million during the year ended December 31, 2023. The overall increase was primarily due to the following factors:
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clinical trial expense increased by $9.3 million, which is primarily due to the progression of our INBRX-109 registration-enabling Phase 2 trial for the treatment of unresectable or metastatic conventional chondrosarcoma, in addition to increased costs associated with the utilization of Keytruda used in combination with INBRX-105 in our Phase 1/2 clinical trial;

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contract manufacturing expense increased by $6.5 million due to the nature of the development and manufacturing activities performed during the current period at our CDMO and CRO partners supporting our clinical and preclinical therapeutic candidates, primarily due to activities performed with our CDMO partners which reflect the stage-specific needs of each of our programs, including early and late stage drug substance clinical manufacturing, analytical development, QC testing, and stability studies, as well as drug product development, scale-up, robustness studies, and selected BLA-enabling activities;

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personnel-related expense increased by $7.8 million, primarily related to an increase in headcount as a result of a significant expansion of our clinical team, as well as the issuance of additional stock options and the expansion of the bonus eligibility pool during the current year;

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facility and equipment-related expense increased by $1.0 million, which was attributable to an increase in software subscriptions to support research and development activities, in addition to increased repairs and maintenance services; and

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other research and development expense increased by $3.9 million, which was primarily attributable to an increase in travel expenses to clinical and vendor sites, clinical-related consulting expenses, the purchase of lab supplies, and preclinical studies.

G&A Expense
G&A expense increased by $9.2 million from $15.0 million during the year ended December 31, 2022 to $24.2 million during the year ended December 31, 2023. The overall increase was primarily due to the following factors:
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personnel-related expenses increased by $6.2 million, primarily attributable to an increase in headcount as we continue to build out our commercial strategy and medical affairs team, as well as increased expense related to additional stock option grants to employees and the expansion of the bonus eligibility pool in the current year;

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pre-commercialization expenses increased by $1.3 million, primarily related to increases in consulting services to support our commercial operations business intelligence strategies and market research expenses related to INBRX-109;

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professional service fees increased by $0.8 million, which was primarily attributable to increases in accounting services performed during the period as a result of our filing status in the current year, consulting services performed related to the proposed spin-off and separation, and an increase in legal expenses, including those related to intellectual property and other general corporate matters; and

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facility and equipment-related expense increased by $0.7 million, which was primarily attributable to an increase in software subscriptions and IT services related to software implementations.

Other Income (Expense)
Other expense during the year ended December 31, 2023 was primarily caused by losses on foreign exchange rates of $0.6 million. Other income during the year ended December 31, 2022 was caused by $19,000 of income on foreign exchange rates, offset by losses on disposals of fixed assets.
Income Taxes
Income tax expense was approximately $3,000 during each of the years ended December 31, 2023 and December 31, 2022, respectively. As part of the separation, the Parent will retain all rights associated with the unused federal and state net operating losses, or NOLs, and research tax credit carryforwards to offset future taxable income.
Loss on Equity Method Investment
During the year ended December 31, 2023, we received an additional 5% equity interest in Phylaxis following the achievement of a milestone under our agreements. Upon receipt of the equity interest, we established an equity method investment at its fair value of $1.6 million. The loss on equity method investment during the year ended December 31, 2023 of $1.6 million consists of our share of losses from our investment in Phylaxis, which reduced our equity investment to zero. During the year ended December 31, 2022, we did not record a loss on our equity method investment in Phylaxis which had been valued at zero prior to this period.
Liquidity, Capital Resources and Financial Condition
Sources of Liquidity
To date, sources of capital raised to fund our operations have been comprised of contributions from the Parent. The Parent has historically raised capital through the sale of equity securities, borrowings under loans, security agreements and the issuance of convertible promissory notes.
Cash and cash equivalents are managed centrally through bank accounts controlled and maintained by Parent. The Company does not have legal ownership of any bank accounts containing cash balances. As such, cash held in commingled accounts with Parent is presented within net parent investment on the combined balance sheets.
Future Funding Requirements
Subsequent to the separation from Parent, our ability to fund our operations and capital needs depends on our ability to generate ongoing cash from operations and to access the capital markets.
Since our inception, we have devoted substantially all of our efforts to therapeutic drug discovery and development, conducting preclinical studies and clinical trials, enabling manufacturing activities in support of our therapeutic candidates, establishing our intellectual property portfolio, developing our commercialization strategy, hiring to support these departments and activities and raising capital to support and expand these activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. Our net loss for the three months ended March 31, 2024 and March 31, 2023 was $49.3 million and $39.6 million, respectively, and our net loss for the years ended December 31, 2023 and December 31, 2022 was $155.0 million and $115.3 million, respectively. The Company has historically been dependent upon the Parent for all of its working capital and financing requirements as the Parent uses a centralized approach to cash management and financing of its operations. The Company does not have legal ownership of any bank accounts and as such, had no cash and cash equivalents as of March 31, 2024. Financial transactions relating to the Company are accounted for through the Net parent investment account. The Company expects the Parent to continue to fund its cash needs though the date of separation and spin-off.
As part of the separation and spin-off from the Parent, the Company will receive cash balances of at least $200.0 million consisting of cash and cash equivalents transferred from the Parent and additional funding from Aventis, Inc. if the amount transferred from the Parent does not exceed $200.0 million. We believe these cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months from the date these combined financial statements are issued. Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.
The process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain. We expect to continue to incur net losses for the foreseeable future until, if ever, we have an approved product and can successfully commercialize it. We expect our research and development expenses to increase as we continue our development of, and seek marketing approvals for, our therapeutic candidates (especially as we move more candidates into later stages of clinical development), and begin to commercialize any approved products, if ever. At this time, we are preparing to proceed with the commercialization of certain of our product candidates, if ever approved. As a result, we will incur significant pre-commercialization expenses in preparation for launch, the outcome of which is uncertain. Additionally, if approved, we will incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. We also expect additional general and administrative expenses as we hire additional personnel and incur increased accounting, audit, legal, regulatory and compliance, investor and public relations expense to support the Company as we continue to expand.
Until such time we, if ever, can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including strategic licensing and collaborations, strategic transactions, or other similar arrangements and transactions, and from time to time, we engage in discussions with potential acquirers regarding the disposition of one or more of our product candidates. However, there can be no assurance as to the availability or terms upon which such finances or capital might be available in the future. If we are unable to secure adequate additional funding, we will need to reevaluate our operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of our development programs, or relinquish rights to our intellectual property on less favorable terms than we would otherwise choose. These actions could materially impact our business, results of operations, financial condition, and prospects.
Our future liquidity and capital funding requirements will depend on numerous factors, including:
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the outcome, costs and timing of preclinical studies and clinical trials for our current or future therapeutic candidates;

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whether and when we are able to obtain marketing approval to market any of our therapeutic candidates and the outcome of meetings with applicable regulatory agencies, including the FDA;

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our ability to successfully commercialize any therapeutic candidates that receive marketing approval;

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the emergence and effect of competing or complementary therapeutics or therapeutic candidates;

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our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;
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our ability to retain our current employees and the need and ability to hire additional management and scientific and medical personnel;

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the terms and timing of any strategic licensing, collaboration or other similar agreement that we have established or may establish;

•
our ability to repay, refinance or restructure our indebtedness when payment is due, including in the event such indebtedness is accelerated;

•
the valuation of our capital stock; and

•
the continuing or future effects of a potential economic downturn, geopolitical events, and widespread health events on capital and financial markets.

We do not own or operate manufacturing and testing facilities for the production of any of our therapeutic candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on a limited number of third-party contract manufacturers for all of our required raw materials, antibodies and other biologics for our preclinical research, clinical trials, and if and when applicable, commercial product, and employ internal resources to manage our manufacturing relationships with these third parties.
Commitments
Our material cash requirements from known contractual and other obligations primarily relate to our lease obligations and services provided by our third party CROs and CDMOs.
We have two leases for our laboratory and office space, which expire in 2025, with an option to extend the leases for an additional five years. As of March 31, 2024, we have future minimum rental payments under these leases of $2.8 million, of which $2.2 million and $0.6 million are current and non-current, respectively. For more information regarding these lease agreements, refer to Note 4 to the condensed combined financial statements.
We enter into contracts in the normal course of business with CROs related to our ongoing preclinical studies and clinical trials and with CDMOs for clinical supplies and manufacturing scale-up activities. These contracts are generally cancellable, with notice, at our option. We have recorded accrued expenses of approximately $20.1 million and 14.7 million in our condensed combined balance sheets for expenditures incurred by CROs and CDMOs as of March 31, 2024 and December 31, 2023, respectively.
Cash Flow Summary
Comparison of the Three Months Ended March 31, 2024 and March 31, 2023
The following table sets forth a summary of the net cash flow activity for each of the periods indicated (in thousands):
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Net cash used in operating activities	$(40,314)	$(26,939)
Net cash used in investing activities	(1,119)	(23)
Net cash provided by financing activities	41,433	26,962
Net increase in cash and cash equivalents	$—	$—
Operating Activities
Net cash used in operating activities was $40.3 million during the three months ended March 31, 2024 and consisted primarily of a net loss of $49.3 million, adjusted for non-cash items including stock-based compensation expense of $5.0 million, depreciation and amortization of $0.4 million and non-cash lease expense of $0.5 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, primarily related to an increase in prepaid expenses and other current assets of $1.2 million and an increase in other non-current assets of $1.4 million due to prepayments and additional deposits we made to our CRO partners during the quarter. Additionally, the operating lease liability decreased by $0.5 million as a result of lease payments made throughout the period. These uses of cash were offset by increases in accrued expenses and other current liabilities of $1.5 million and an increase in accounts payable of $4.3 million due to the timing of payments to our CRO and CDMO partners during the period.
Net cash used in operating activities was $26.9 million during the three months ended March 31, 2023 and consisted primarily of a net loss of $39.6 million, adjusted for non-cash items including stock-based compensation expense of $4.7 million, depreciation and amortization of $0.3 million, and non-cash lease expense of $0.4 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, primarily related to increases in accrued expenses and other current liabilities of $2.5 million and accounts payable of $5.2 million. Additionally, the operating lease liability decreased by $0.4 million as a result of lease payments made throughout the period.
Investing Activities
Net cash used in investing activities was $1.1 million and $23,000 during the three months ended March 31, 2024 and March 31, 2023, respectively, and was related to capital purchases of laboratory and office equipment.
Financing Activities
Net cash provided by financing activities was $41.4 million and $27.0 million during the three months ended March 31, 2024 and March 31, 2023, respectively, related to activity and transfers from the Parent.
Comparison of Years Ended December 31, 2023 and December 31, 2022
The following table sets forth a summary of the net cash flow activity for each of the periods indicated (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Net cash used in operating activities	$(129,007)	$(90,811)
Net cash used in investing activities	(4,593)	(686)
Net cash provided by financing activities	133,600	91,497
Net increase in cash	$—	$—
Operating Activities
Net cash used in operating activities was $129.0 million during the year ended December 31, 2023 and consisted primarily of a net loss of $155.0 million, adjusted for non-cash items including stock-based compensation expense of $20.7 million, depreciation and amortization of $1.2 million, and non-cash lease expense of $1.8 million. Non-cash revenue of $1.6 million earned in relation to the equity interest in Phylaxis received during the period was offset by the loss on equity method investment of $1.6 million reflecting our share of losses in Phylaxis. Changes in operating assets and liabilities also contributed to the cash used in operating activities, including an increase in prepaid expenses of $6.7 million, primarily due to the prepayment for clinical drug substance manufacturing services at our CDMOs during the year. Additionally, the operating lease liability decreased by $1.9 million as a result of lease payments made throughout the year. Accounts receivable increased by $0.5 million, primarily as a result of dividends earned and not received as of December 31, 2023. These uses of cash were offset by an increase in accrued expenses of $7.9 million and an increase in accounts payable of $3.4 million, primarily due to the timing of clinical drug substance manufacturing services incurred at our CDMOs and clinical activities incurred at our CROs, in addition to increases in compensation-related accruals as related to employee bonuses.

Net cash used in operating activities was $90.8 million during the year ended December 31, 2022 and consisted primarily of a net loss of $115.3 million, adjusted for non-cash items including stock-based compensation expense of $17.8 million, depreciation and amortization of $1.2 million, and non-cash lease expense of $1.6 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, including a decrease in deferred revenue of $1.1 million following the recognition of $1.1 million of previously deferred revenue related to our agreements with Phylaxis. Additionally, the operating lease liability decreased by $1.7 million as a result of lease payments made throughout the year. Other non-current assets increased by $1.3 million relating to deposits paid to one of our CRO partners, while our accounts payable balance decreased by $0.4 million. These uses of cash were offset by an increase in accrued expenses of $7.3 million and a decrease in prepaid expenses of $0.4 million, which are due to the timing of clinical and development activities which were incurred during the year. Additionally, accounts receivable and receivables from related parties decreased by $0.6 million, primarily as a result of the receipt of payments associated with certain cost sharing agreements.
Investing Activities
Net cash used in investing activities was $4.6 million and $0.7 million during the years ended December 31, 2023 and December 31, 2022, respectively, and was related to capital purchases of laboratory and office equipment. During the year ended December 31, 2023, the increased cash outflows related to the expansion of software and office space.
Financing Activities
Net cash provided by financing activities was $133.6 million and $91.5 million during the years ended December 31, 2023 and December 31, 2022, respectively, relating to activity and transfers from the Parent.
Critical Accounting Estimates and Policies
Our supplemental audited combined and unaudited condensed combined financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles, or GAAP, which requires management to make estimates and assumptions that affect the amounts reported. Management bases its estimates on historical experience, market and other conditions, and various other assumptions and methodologies it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our combined financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our combined financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.
While our significant accounting policies are described in more detail in Note 1 to our combined financial statements included elsewhere in this information statement, we believe that the following critical accounting policies and estimates have a higher degree of inherent uncertainty and require our most significant judgments:
Collaboration and License Agreements
We enter into collaborative agreements with partners that typically include one or more of the following: (i) license fees; (ii) nonrefundable up-front fees; (iii) payments for reimbursement of research costs; (iv) payments associated with achieving specific development, regulatory, or commercial milestones; and (v) royalties based on specified percentages of net product sales, if any. At the initiation of an agreement, we analyze each unit of account within the contract to determine if the counterparty is a customer in the context of the unit of account.
We consider a variety of factors which may require significant judgment in determining the appropriate estimates and assumptions under these arrangements, such as whether the elements are distinct performance obligations, whether there are observable standalone prices, and whether any licenses are functional or symbolic. We evaluate each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, license fees and non-refundable upfront fees are considered fixed, while milestone payments are identified as variable consideration which must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.
Accrued Research and Development and Clinical Trial Costs
We enter into contracts for research and development activities, including with CDMOs for clinical supplies and manufacturing scale-up activities related to our therapeutic candidates and with CROs for our preclinical studies and clinical trials. The financial terms of these agreements vary and may result in payment flows that do not match the periods over which materials or services are provided, resulting in either an accrual or a prepaid expense.
These accruals of research and development expenses require us to estimate expenses incurred, including estimates of the time period over which services will be performed, completion of contract components, the enrollment of subjects, and the status of our clinical trials. Such estimates are dependent upon the timeliness and accuracy of data provided by the CROs and CDMOs regarding the status and cost of the studies. If the actual timing of the performance of services varies from our estimates, we adjust the accrual or prepaid expense accordingly.
Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.
Stock-Based Compensation Expense
We currently have no stock based compensation plan. The Parent’s share-based compensation plan, the Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan, or the Parent’s 2017 Plan, provides for the issuance of incentive stock options, restricted and unrestricted stock awards, and other stock-based awards. All awards granted under the Parent’s 2017 Plan were based on Parent’s common shares and, as such, are reflected in the Parent’s consolidated statement of equity and not in our combined statements of equity. Stock-based compensation expense was allocated to our financials using a proportionate cost allocation method, which management believes is consistent and reasonable.
Expense Allocations
Inhibrx Biosciences has historically operated as part of the Parent and not as a separate, publicly traded company. Accordingly, certain shared costs have been allocated to us and are reflected as expenses in the accompanying combined statements of operations. Management considers the expense methodology and resulting allocation to be reasonable for all periods presented. However, the allocations may not be indicative of actual expenses that would have been incurred had we operated as an independent, publicly traded company for the periods presented. Actual costs that we may have incurred had we been a stand-alone company would depend on a number of factors, including the organizational structure, what corporate functions the Company might have performed directly or outsourced, and strategic decisions the Company might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions.
Recent Accounting Pronouncements
For information with respect to recently issued accounting standards and the impact of these standards, if any, on our combined financial statements, refer to Note 1 in our audited combined financial statements appearing at the end of this information statement.

CORPORATE GOVERNANCE AND MANAGEMENT
Directors and Executive Officers
The following table sets forth information concerning our expected directors and executive officers, including their ages as of March 31, 2024:
Name	Age	Position
Mark P. Lappe	57	Chief Executive Officer, President and Chairman of the board of directors
Kelly D. Deck, C.P.A	44	Chief Financial Officer
Brendan P. Eckelman, Ph.D.	45	Chief Scientific Officer
Douglas G. Forsyth	55	Director
Jon Faiz Kayyem, Ph.D.	60	Director
Kimberly Manhard	64	Director
Kristiina Vuori, M.D., Ph.D.	56	Director
Mark P. Lappe
Mr. Lappe will serve as our Chief Executive Officer and previously served as the Chief Executive Officer of Inhibrx, Inc. since inception. He co-founded Inhibrx, Inc. in 2010 and served as Inhibrx, Inc.’s Chief Financial Officer until April 2020. Mr. Lappe will also serve as the chairman of our board of directors. Mr. Lappe has extensive expertise in the biotechnology industry with over thirty years of experience in executive management, investment management and executive recruiting, having built the executive teams of over forty start-up biotechnology and medical device companies. Prior to founding Inhibrx, Inc., Mr. Lappe was the founder and Managing Partner of Efficacy Biotech Fund, a fund focused on strategic investment in public biotechnology companies. We believe Mr. Lappe’s service as Inhibrx, Inc.’s co-founder and Chief Executive Officer and his extensive experience in the biotechnology and biotherapeutic industries qualifies him to serve on our board of directors.
Kelly D. Deck, C.P.A.
Ms. Deck will serve as our Chief Financial Officer and previously served as the Chief Financial Officer of Inhibrx, Inc. She will lead our accounting, finance, information technology, and investor relations functions. She joined Inhibrx, Inc. in October 2018, bringing decades of experience in the life science industry. Prior to joining Inhibrx, Inc., Ms. Deck held various accounting and finance positions of increasing responsibility with Apricus Biosciences, Inc., Hologic, Inc., Gen-Probe, Inc., and Cytori Therapeutics, Inc. Ms. Deck is currently a member of the board of trustees for the Fleet Science Center. Ms. Deck holds a B.S. and M.S. in Accounting and is an active licensed Certified Public Accountant in the state of California.
Brendan P. Eckelman, Ph.D.
Dr. Eckelman will serve as our Chief Scientific Officer and previously served as the Chief Scientific Officer of Inhibrx, Inc. He co-founded Inhibrx, Inc. in April 2010. Until October 2021, he also served as Inhibrx, Inc.’s Executive Vice President of Corporate Strategy. He served as a member of Inhibrx, Inc.’s board of directors from April 2018 until October 2021. From August 2015 to November 2018, he served as Inhibrx, Inc.’s Chief Operating Officer and Vice President of Biotherapeutics. From 2010 until August 2015, Dr. Eckelman served as Inhibrx, Inc.’s Vice President of Scientific Operations. Dr. Eckelman is the head of our research team, overseeing several key functional areas spanning discovery and protein engineering to therapeutic development. Prior to co-founding Inhibrx, Inc., Dr. Eckelman was a Research Investigator in the biotherapeutics group at the Genomics Institute of the Novartis Research Foundation. He conducted his graduate research at the Sanford-Burnham-Prebys Medical Discovery Institute and received a Ph.D. in Molecular Pathology from the University of California, San Diego (“UCSD”), School of Medicine. Dr. Eckelman received his B.S. in Molecular Biology and his M.S. in Biology from UCSD.

Douglas G. Forsyth
Mr. Forsyth will serve as a member of our board of directors and previously served as a member of Inhibrx, Inc.’s board of directors since April 2018. From 1994 until February 2022, Mr. Forsyth served as a portfolio manager, a managing director and Chief Investment Officer of U.S. Income & Growth Strategies with Allianz Global Investors GmbH (“Allianz”). Mr. Forsyth was also the head of the Allianz Income and Growth Strategies team, during which time he had portfolio management, trading and research responsibilities, and oversaw all aspects of the Income and Growth platform’s business, including product development and implementation. Mr. Forsyth was the lead portfolio manager for the Allianz U.S. High Yield Bond strategy since its inception in August 1994 and assumed lead portfolio management responsibility for the firm’s U.S. Convertible strategy in 1998. In addition to management responsibility for institutional clients worldwide, Mr. Forsyth supervised multiple open-end and closed-end mutual funds. Mr. Forsyth has 30 years of investment-industry experience. Mr. Forsyth currently serves, or has served, on a variety of non-public company boards across a variety of industries as well as several charitable boards. Mr. Forsyth received a Bachelor of Business Administration from the University of Iowa. We believe that Mr. Forsyth is qualified to serve as a member of our board of directors due to his extensive experience as an investment fund portfolio manager and his extensive business strategy experience.
Jon Faiz Kayyem, Ph.D.
Dr. Kayyem will serve as a member of our board of directors and previously served as a member of Inhibrx, Inc.’s board of directors since April 2018. He is the founder of GenMark Diagnostics Inc. (“GenMark”) and from May 2010 until February 2018, Dr. Kayyem served in various leadership positions at GenMark including Senior Vice President of Research and Development, Chief Scientific Officer, President, and Chief Executive Officer as the company evolved from Osmetech plc. In 2018, Dr. Kayyem became a consultant to GenMark’s board of directors and executive team. In March 2021, GenMark agreed to merge with Roche, which subsequently acquired GenMark through a tender offer. In 2006, Dr. Kayyem founded and served as a member of the board of directors of privately-held Calimmune, Inc. until its acquisition by CSL Behring in 2017. In 1995, he founded Clinical Micro Sensors, Inc. to commercialize technical innovations he developed while serving as a Senior Research Fellow at the California Institute of Technology (“Caltech”). In 2000, Clinical Micro Sensors, Inc. was sold to Motorola, Inc. and was subsequently purchased by Osmetech plc in 2005. From June 2000 until December 2004, Dr. Kayyem served as Vice President of Life Sciences at Motorola. In October 2004, he co-founded the biotechnology fund management company, Efficacy Capital Limited, and, until September 2009, served as a managing partner. Dr. Kayyem currently serves as a member of the board of directors of Biodesix, Inc. He also currently serves, or has served, as a director or advisor on various non-public company boards, including non-profit and educational institutions. Dr. Kayyem received a combined B.S. and M.S. in Molecular Biophysics and Biochemistry from Yale University and a Ph.D. in Molecular Biology from Caltech. We believe that Dr. Kayyem’s extensive experience as an executive and serving on other boards of directors in the biotechnology and biotherapeutic industry qualifies him to serve as a member of our board of directors.
Kimberly Manhard
Ms. Manhard will serve as a member of our board of directors and previously served as a member of Inhibrx, Inc.’s board of directors since June 2020. Ms. Manhard has served as the Senior Vice President of Global Strategic Planning and Execution for Acadia Pharmaceuticals Inc., or Acadia, since February 2024. Prior to Acadia, Ms. Manhard served as the Executive Vice President, Drug Development of Heron Therapeutics, Inc. (“Heron”) from January 2016 to June 2023. She also served as a director of Heron from 2014 to 2016 and from 2019 to February 2023. From 2006 to 2016, she served as the Senior Vice President of Regulatory Affairs and Development Operations at Ardea Biosciences, Inc. (“Ardea”). In her role at Ardea, Ms. Manhard was instrumental in the development and 2015 regulatory approval of lesinurad (Zurampic). Prior to joining Ardea in 2006, she was President of her own consultancy firm, Vice President of Regulatory Affairs for Exelixis, Inc., and held multiple regulatory positions at Agouron Pharmaceuticals, Inc., a division of the Warner-Lambert Company, supporting development and commercialization of anticancer and antiviral products, including nelfinavir (Viracept). Ms. Manhard was also previously with Bristol-Myers Squibb Company in regulatory affairs, responsible for oncology compounds, including paclitaxel (Taxol) and infectious disease compounds, including didanosine (Videx) and stavudine (Zerit).

Ms. Manhard began her career in clinical research with Eli Lilly and Company and G.H. Besselaar Associates (Covance Inc.). Ms. Manhard is a member of the board of trustees for the Fleet Science Center. She received a B.S. degree in zoology and a B.A. degree in French from the University of Florida. We believe that Ms. Manhard is qualified to serve on our board of directors due to her experience in executive management and as a director with other biotechnology and pharmaceutical companies, as well as her experience in drug development, regulatory affairs, and pharmaceutical operations.
Kristiina Vuori, M.D., Ph.D.
Dr. Vuori will serve as a member of our board of directors and previously served as a member of Inhibrx, Inc.’s board of directors since October 2021. Since January 2023, she has served as President and CEO and a member of the board of directors of Sanford Laboratories for Innovative Medicines, or Sanford Labs, an independent, not-for-profit biomedical research institution with a mission to discover and deliver the next-generation of molecular medicines. Since January 1995, Dr. Vuori has also served as Professor, and since January 2010 as Pauline and Stanley Foster Distinguished Chair, at the National Cancer Institute-designated Cancer Center (“Cancer Center”) of Sanford Burnham Prebys Medical Discovery Institute (“SBP”), a non-profit research organization with major research programs in cancer, neurodegeneration, diabetes, and infectious, inflammatory, and childhood diseases. In addition, Dr. Vuori served as President and a member of the board of directors of SBP from January 2010 to June 2022, and as SBP’s interim Chief Executive Officer from January 2013 to September 2014, and from September 2017 to June 2020. She also served as SBP’s Executive Vice President for Scientific Affairs in 2008-2010, as Director of the Cancer Center in 2005-2013, and as Deputy Director of the Cancer Center in 2003-2005. Dr. Vuori has previously served or is currently serving on the board of directors of Bionano Genomics, Inc., Sio Gene Therapies, Inc., Forian Inc., WebMD Health Corp, Inc., the American Association for Cancer Research, the California Institute for Regenerative Medicine and the California Breast Cancer Research Program. Dr. Vuori received her M.D. and Ph.D. from the University of Oulu, Finland. We believe that Dr. Vuori’s experience as a physician-scientist in biomedical research and drug discovery and as an educator of research scientists, her experience managing a large non-profit biomedical research organization, and her various leadership roles in non-profit, for-profit, and public boards qualify her to serve as a member of our board of directors.
Corporate Governance Overview
We are committed to maintaining strong corporate governance practices that benefit the long-term interests of our stockholders by providing for effective oversight and management of SpinCo. The board of directors and management believe that we have a sound governance structure in place for both management and the board of directors. Following the Distribution, our corporate governance documents and policies will be available on the Investors page of our website at www.inhibrx.com. The board of directors and its committees will regularly review our corporate governance documents and policies to ensure that they take into account developments at SpinCo, changes in regulations and listing requirements, and the continuing evolution of best practices in the area of corporate governance.
Corporate Code of Conduct and Ethics
Effective upon the effectiveness of the registration statement of which this information statement forms a part, we will adopt a Corporate Code of Conduct and Ethics and Whistleblower Policy that applies to all of our officers, directors, and employees. Prior to the Distribution, the Corporate Code of Conduct and Ethics and Whistleblower Policy will be available on the Governance Documents section of the Investors page on our website at www.inhibrx.com. We intend to disclose any amendments to the Corporate Code of Conduct and Ethics and Whistleblower Policy, or any waivers of our requirements, on our website to the extent required by applicable laws.
Board Leadership and Risk Oversight
We do not intend to have a policy regarding the separation of the roles of Chief Executive Officer and chairman of the board of directors, as our board of directors believes it is in the best interests of SpinCo to make that determination based on the position and direction of SpinCo and the membership of the board of directors. Mark P. Lappe will be our Chief Executive Officer and our chairman of the board of directors.

Our board of directors has determined that having an employee director serve as chairman is in the best interests of our stockholders at this time because of the efficiencies achieved in having the role of Chief Executive Officer and chairman of the board of directors combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of our board of directors as a whole.
We do not intend to have a lead independent director. The chairman of the board of directors and the other members of the board of directors will work in concert to provide oversight of our management and affairs. We expect that our board of directors will encourage communication among its members and between management and the board of directors to facilitate productive working relationships. Working with the other members of the board of directors, our chairman also will strive to ensure that there is an appropriate balance and focus among key responsibilities such as strategic development, review of operations, and risk oversight.
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We anticipate facing a number of risks, including, but not limited to, risks relating to financial condition, therapeutic candidate development, dependence on collaborative partners, uncertainty regarding patents and proprietary rights, comprehensive government regulations, cybersecurity, and dependence on key personnel. Management is responsible for the day-to-day management of the risks we face, while our board of directors as a whole, and through its committees, is responsible for the oversight of risk management. In its risk oversight role, our board of directors will have the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our board of directors will satisfy this responsibility, in part, through reports by each committee chairperson regarding the committee’s considerations and actions. The board of directors will also have the responsibility of ensuring compliance with the risk management processes designed and implemented by management, which it will satisfy through reports directly from the officers responsible for oversight of particular risks within SpinCo. The board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.
Director Independence
Our board of directors will annually review the independence of all of our directors and affirmatively make a determination as to the independence of each director based on whether such director satisfies the definition of “independent director” as set forth in the applicable rules of Nasdaq and the SEC. It is anticipated that all of our directors will be independent directors other than Mark P. Lappe, by virtue of his position as Chief Executive Officer of SpinCo. There are no family relationships among any of our directors or executive officers.
Our Board of Directors
Our certificate of incorporation will provide that our business is to be managed by or under the direction of our board of directors. Our board of directors will be divided into three classes for purposes of election. One class will be elected at each annual meeting of stockholders to serve for a three-year term. The total board of directors will consist of five directors, having terms expiring at the respective annual meetings of stockholders listed below:
Class I	Class II	Class III
First Annual Meeting	Second Annual Meeting	Third Annual Meeting
Jon Faiz Kayyem, Ph.D.	Douglas G. Forsyth	Mark P. Lappe
Kristiina Vuori, M.D., Ph.D.	Kimberly Manhard
Committees of our Board of Directors
Effective upon completion of the Distribution, our board of directors will establish three standing committees: the Audit Committee, the Compensation Committee, and the Nominating Committee, each of which is described more fully below.

Audit Committee
Our Audit Committee will be comprised of Douglas G. Forsyth, Jon Faiz Kayyem, Ph.D., and Kristiina Vuori, M.D., Ph.D., with Mr. Forsyth serving as the chairperson. All members of the Audit Committee will satisfy the current independence standards promulgated by the SEC and by Nasdaq, as such standards apply specifically to members of audit committees. Our board of directors expects to determine that Mr. Forsyth is an “audit committee financial expert,” as the SEC has defined that term in Item 407 of Regulation S-K.
Our Audit Committee’s roles and responsibilities will be set forth in the Audit Committee’s written charter and will include the authority to retain and terminate the services of our independent registered public accounting firm. In addition, the Audit Committee will review annual financial statements, consider matters relating to accounting policy and internal controls, and review the scope of annual audits.
Prior to the closing of the Distribution, a copy of the Audit Committee’s written charter will be publicly available on the Governance Documents section of the Investors page on our website at www.inhibrx.com.
Compensation Committee
Our Compensation Committee will be comprised of Jon Faiz Kayyem, Ph.D., Douglas G. Forsyth, and Kimberly Manhard, with Dr. Kayyem serving as the chairperson. Our board of directors expects to determine that all members of the Compensation Committee qualify as independent under the definition promulgated by Nasdaq.
Our Compensation Committee’s roles and responsibilities will be set forth in the Compensation Committee’s written charter and will include reviewing, approving, and making recommendations regarding our compensation policies, practices, and procedures to ensure that legal and fiduciary responsibilities of our board of directors are carried out and that such policies, practices, and procedures contribute to our success. Our Compensation Committee also will administer our equity compensation plans. The Compensation Committee may delegate authority for day-to-day administration and interpretation of our various compensation plans, including the selection of participants, the determination of award levels, and the approval of award documents to our non-executive officer employees. However, the Compensation Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of our executive officers. The Chief Executive Officer will not be present for any discussions relating to his compensation.
Prior to the closing of the Distribution, a copy of the Compensation Committee’s written charter will be publicly available on the Governance Documents section of the Investors page on our website at www.inhibrx.com.
Nominating Committee
Our Nominating Committee will be comprised of Douglas G. Forsyth, Kimberly Manhard, and Kristiina Vuori, M.D., Ph.D., with Mr. Forsyth serving as the chairperson. Our board of directors expects to determine that all members of the Nominating Committee qualify as independent under the definition promulgated by Nasdaq.
The Nominating Committee’s responsibilities will be set forth in the Nominating Committee’s written charter and will include, among other matters:
•
evaluating and making recommendations to the full board of directors as to the composition, organization, and governance of the board of directors and its committees,

•
evaluating, nominating, and recommending individuals for membership on our board of directors,

•
periodically reviewing and evaluating director performance,

•
overseeing the process for CEO and other executive officer succession planning, and

•
developing and recommending our governance policies and guidelines.

Identifying and Evaluating Director Nominees.   Generally, our Nominating Committee considers director candidates recommended by stockholders as well as from other sources such as other directors or officers, third party search firms, or other appropriate sources. Once identified, the Nominating Committee will evaluate a candidate’s qualifications in accordance with our Policy on Stockholder Recommendation of Candidates for Election as Directors. Threshold criteria include: personal integrity and ethical values, business and professional skills and experience, independence, knowledge of our industry, absence of material conflicts of interest, diversity, and commitment to enhancing the long-term value of the Company for our stockholders. Our Nominating Committee has not adopted a formal diversity policy in connection with the consideration of director nominations or the selection of nominees; however, the Nominating Committee will consider issues of diversity among its members in identifying and considering nominees for director, and strive where appropriate to achieve a diverse balance of backgrounds, perspectives, experience, age, race, gender, ethnicity, and national origin, among other metrics, on our board of directors.
Stockholder Nominations for Director.   If a stockholder wishes to propose a candidate for consideration as a nominee for election to our board of directors, they must follow the procedures described in our bylaws. In general, persons recommended by stockholders will be evaluated on the same basis as any recommendation from members of the board of directors or management of the Company. Any such recommendation should be made in writing to the Nominating Committee, care of our Corporate Secretary at our principal office, and should be accompanied by information related to (i) the proposed nominee, as well as (ii) the recommending stockholder and the beneficial owner, if any, on whose behalf the nomination is made, in each case as set forth in detail in our bylaws.
Prior to the closing of the Distribution, a copy of the Nominating Committee’s written charter will be publicly available on the Governance Documents section of the Investors page on our website at www.inhibrx.com.
Compensation Committee Interlocks and Insider Participation
None of our directors who will serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION
Non-Employee Director Compensation Table
The following table sets forth a summary of the compensation earned by our non-employee directors for their service on the Board of Inhibrx, Inc. during the year ended December 31, 2023:
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Douglas G. Forsyth	$63,000	$—	$254,030	$—	$317,030
Jon Faiz Kayyem, Ph.D.	$52,500	$—	$254,030	$—	$306,530
Kimberly Manhard	$44,000	$—	$254,030	$—	$298,030
Kristiina Vuori, M.D., Ph.D.	$46,500	$—	$254,030	$—	$300,530

(1)
These amounts represent the aggregate grant date fair value of time-based stock option awards granted by Inhibrx, Inc. during the periods presented, determined in accordance with FASB ASC Topic 718. All awards are amortized over the vesting life of the award. For the assumptions used in our valuations, see “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 5, Equity Compensation Plan.”

(2)
Excludes amounts reimbursed for out-of-pocket expenses incurred in connection with service as a director.

Non-Employee Director Compensation — Equity
As of December 31, 2023, non-employee directors held options to purchase shares of the common stock of Inhibrx, Inc. pursuant to the terms of the Inhibrx, Inc. Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan as follows:
Name	Stock Awards Outstanding at December 31, 2023 (#)	Option Awards Outstanding at December 31, 2023 (#)
Douglas G. Forsyth.	—	62,259
Jon Faiz Kayyem, Ph.D.	—	62,259
Kimberly Manhard	—	65,759
Kristiina Vuori, M.D., Ph.D.	—	60,000
Non-Employee Director Compensation Policy
Prior to the Distribution, we will assume the Non-Employee Director Compensation Policy that was previously adopted by Inhibrx, Inc., which is designed to enable the Company to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the Non-Employee Director Compensation Policy, each non-employee director will be eligible to receive the following amounts for their service on our Board of Directors:
•
Initial Stock Option Grant.   For new non-employee directors, a stock option to purchase 30,000 shares of the Company’s common stock.

•
Annual Stock Option Grants.   A stock option to purchase 15,000 shares of the Company’s common stock, on the date of the first Board meeting held following the Company’s annual meeting of stockholders each year.

•
Annual Fees.   Annual retainers in the following amounts, payable quarterly in arrears:

Position	Retainer
Board Member	$35,000
Board Chairperson	$35,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nominating Committee Chair	$8,000
Audit Committee Member	$7,500
Compensation Committee Member	$5,000
Nominating Committee Member	$4,000
All options granted under our Non-Employee Director Compensation Policy will have an exercise price that is at least equal to the fair market value of the Company’s common stock on the date of grant and terminate on the tenth anniversary of the date of grant. Subject to the continued service of each non-employee director, each annual stock option grant vests on the first anniversary of the date of grant and each initial stock option grant vests in equal monthly installments until the third anniversary of the date of grant. Directors may be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our certificate of incorporation and bylaws.

EXECUTIVE COMPENSATION
The “Summary Compensation Table” below summarizes the total compensation for 2023 and 2022, paid to or earned by each of Inhibrx, Inc.’s named executive officers as employees of Inhibrx, Inc.
The amounts and forms of compensation reported below are not necessarily indicative of the compensation that Inhibrx, Inc.’s named executive officers will receive from the Company following the spin-off, which could be higher or lower, in part because historical compensation was determined by Inhibrx, Inc. relative to roles and responsibilities that may not be indicative of the expected future roles and responsibilities in the Company.
Prior to the Distribution, the Company is expected to assume all employee benefit plans and executive employment and compensation arrangements from Inhibrx, Inc., except as otherwise provided in the Merger Agreement.
Summary Compensation Table
The following table sets forth a summary of cash and non-cash compensation awarded, earned, or paid for services rendered to Inhibrx, Inc. during the fiscal years ended December 31, 2023 and December 31, 2022 by our named executive officers, consisting of (i) each individual serving as principal executive officer during the fiscal year ended December 31, 2023 and (ii) the other two most highly compensated officers serving during the fiscal year ended December 31, 2023.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Mark P. Lappe Chief Executive Officer and President	2023	675,000	—	1,706,771	405,000	15,250	2,802,021
	2022	650,000	—	—	357,500	15,250	1,022,750
Brendan P. Eckelman, Ph.D. Chief Scientific Officer	2023	520,000		682,708	234,000	15,250	1,451,958
	2022	475,000	—	—	213,750	15,250	704,000
Kelly D. Deck, C.P.A. Chief Financial Officer	2023	430,000		512,031	193,500	13,368	1,148,899
	2022	380,000	—	491,327	133,000	18,168	1,022,495

(1)
These amounts represent the aggregate grant date fair value of time-based stock option awards granted by Inhibrx, Inc. during the periods presented, determined in accordance with FASB ASC Topic 718. All awards are amortized over the vesting life of the award. For the assumptions used in the valuations, see “Index to Financial Statements — Inhibrx, Inc. Notes to Consolidated Financial Statements — Note 5, Equity Compensation Plan.”

(2)
These amounts represent performance-based cash bonuses earned during the year ended December 31, 2023, which were paid out during the first quarter of 2024. The annual performance-based cash bonus for each named executive officer is defined within their respective employment agreement and is measured based upon the achievement of Inhibrx, Inc. objectives for the periods presented.

(3)
These amounts represent matching employer contributions under Inhibrx, Inc.’s 401(k) retirement plan and employer contributions to health savings accounts. The formula for determining the matching contributions is the same for named executive officers as it is for all salaried employees (and is subject to the same statutory maximum).

Narrative Disclosure to Summary Compensation Table
Employment Arrangements with our Named Executive Officers
Inhibrx, Inc. entered into executive employment agreements with each of our named executive officers in connection with their employment with us, the material terms of which are described below. Except as noted below, these executive employment agreements provide for “at will” employment. In addition, each named executive officer has entered into a Proprietary Information and Inventions Assignment Agreement obligating the officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment.
Employment Agreement with Mark P. Lappe
On January 1, 2019, Inhibrx, Inc. entered into an employment agreement with Mark P. Lappe, setting forth the terms and conditions of his employment. Mr. Lappe was entitled to an annual base salary of $450,000 and eligible to receive an annual bonus of up to 50% of his then-current base salary based on achievement of certain corporate goals. In addition, in consideration of the payments and benefits provided under his employment agreement, Mr. Lappe agreed to certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Lappe’s employment and for 12 months thereafter.
Mr. Lappe is also entitled to certain severance and change in control benefits pursuant to his employment agreement, the terms of which are described below under “Potential Payments upon Termination or Change of Control.”
On August 7, 2020, Mr. Lappe entered into an amended and restated employment agreement, pursuant to which his annual base salary increased to $650,000 per year. All other terms remained the same as the prior agreement.
Effective January 1, 2022, Mr. Lappe entered into an amended and restated employment agreement, pursuant to which he is eligible to receive an annual bonus of up to 55% of his then-current base salary based on achievement of certain corporate goals. All other terms remained the same as the prior agreement.
Effective January 1, 2023, Mr. Lappe entered into an amended and restated employment agreement, pursuant to which his annual base salary increased to $675,000 per year and the annual bonus that he is eligible to receive increased to up to 60% of his then-current base salary based on achievement of certain corporate goals. All other terms remained the same as the prior agreement.
Effective January 1, 2024, Mr. Lappe’s annual base salary increased to $695,250 per year. No other terms of his employment agreement changed and thus his employment agreement was not amended and restated.
Employment Agreement with Brendan P. Eckelman, Ph.D.
On January 1, 2019, Inhibrx, Inc. entered into an employment agreement with Brendan P. Eckelman, Ph.D., setting forth the terms and conditions of his employment. Dr. Eckelman was entitled to an annual base salary of $350,000 and eligible to receive an annual bonus of up to 40% of his then-current base salary based on achievement of certain corporate goals. In addition, in consideration of the payments and benefits provided under his employment agreement, Dr. Eckelman agreed to certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Eckelman’s employment and for 12 months thereafter.
Dr. Eckelman is also entitled to certain severance and change in control benefits pursuant to his employment agreement, the terms of which are described below under “Potential Payments upon Termination or Change of Control.”
On August 7, 2020, Dr. Eckelman entered into amended and restated employment agreement, pursuant to which his annual base salary increased to $450,000 per year. All other terms remained the same as the prior agreement, other than payments upon termination or change of control, which are described below.
Effective January 1, 2022, Dr. Eckelman entered into an amended and restated employment agreement, pursuant to which his annual base salary increased to $475,000 per year and he is eligible to receive an annual bonus of up to 45% of his then-current base salary based on achievement of certain corporate goals. All other terms remained the same as the prior agreement.
Effective January 1, 2023, Dr. Eckelman’s annual base salary increased to $520,000 per year. No other terms of his employment agreement changed and thus his employment agreement was not amended and restated.

Effective January 1, 2024, Dr. Eckelman’s annual base salary increased to $535,600 per year. No other terms of his employment agreement changed and thus his employment agreement was not amended and restated.
Employment Agreement with Kelly D. Deck, C.P.A.
On August 7, 2020, Inhibrx, Inc. entered into an employment agreement with Kelly D. Deck, C.P.A., setting forth the terms and conditions of her employment. Ms. Deck was entitled to an annual base salary of $330,000 and eligible to receive a performance bonus of up to 25% of her then-current base salary based on achievement of certain corporate goals. In addition, in consideration of the payments and benefits provided under her employment agreement, Ms. Deck agreed to certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Ms. Deck’s employment and for 12 months thereafter.
Ms. Deck is also entitled to certain severance and change in control benefits pursuant to her employment agreement, the terms of which are described below under “Potential Payments upon Termination or Change of Control.”
Effective January 1, 2022, Ms. Deck entered into an amended and restated employment agreement, pursuant to which her annual base salary increased to $380,000 per year and she is eligible to receive an annual bonus of up to 35% of her then-current base salary based on achievement of certain corporate goals. All other terms remained the same as the prior agreement.
Effective January 1, 2023, Ms. Deck entered into an amended and restated employment agreement, pursuant to which her annual base salary increased to $430,000 per year and the annual bonus that she is eligible to receive increased to up to 45% of her then-current base salary based on achievement of certain corporate goals. All other terms remained the same as the prior agreement.
Effective January 1, 2024, Ms. Deck’s annual base salary increased to $460,100 per year. No other terms of her employment agreement changed and thus her employment agreement was not amended and restated.
Potential Payments Upon Termination or Change In Control
The employment agreements of Mr. Lappe, Dr. Eckelman and Ms. Deck, as of December 31, 2023, provided for the following severance payments upon termination by Inhibrx, Inc. without Cause (as defined below), or by the executive for Good Reason (as defined below): (i) payment of the executive’s then-current base salary for a period of 12 months following termination; (ii) acceleration of unvested equity awards that would have vested during the 12 months following the date of termination; and (iii) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by Inhibrx, Inc. and the executive as in effect on their last day of employment until the earlier of 12 months from termination or the date the executive becomes eligible for medical benefits with another employer.
Further, the agreements provided that upon termination by Inhibrx, Inc. without Cause or by the executive for Good Reason within a period of one year following a Change of Control (as defined below), or 90 days preceding the earlier to occur of a Change of Control or the execution of a definitive agreement the consummation of which would result in a Change of Control, the executive would be entitled to receive: (i) a lump sum payment equal to 18 months of the executive’s then-current base salary; (ii) a lump sum payment equal to 1.5 times the target bonus for the year of termination; (iii) acceleration of all unvested equity awards as of the date of termination; and (iv) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by Inhibrx, Inc. and the executive as in effect on their last day of employment until the earlier of 18 months from termination or the date the executive becomes eligible for medical benefits with another employer. Payment in each case would be subject to the executive’s execution of a release satisfactory to Inhibrx, Inc. following such termination. In addition, if the executive’s employment terminated as a result of disability or death, they would be entitled to receive a pro-rated target bonus for the period during which the executive was employed in the year of termination.

Effective as of closing of the Merger, we anticipate that SpinCo will assume the executives’ Inhibrx, Inc. employment agreements.
The following definitions apply to the severance terms under each executive’s amended and restated employment agreement, and are expected to continue to apply as a result of the assignment of such agreement to SpinCo:
“Cause” means (i) the executive’s conviction of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (ii) the executive’s willful failure or refusal to comply with lawful directions of such executive’s supervisor, which failure or refusal continues for more than five business days after written notice is given to the executive by such executive’s supervisor, which notice sets forth in reasonable detail the nature of such failure or refusal; (iii) willful and material breach by the executive of a material written Company policy applicable to the executive or the executive’s covenants and/or obligations under his or her employment agreement, provided that the breach is not cured within 5 business days; and/or (iv) misconduct by the executive that materially damages us or any of our affiliates.
“Good Reason” means (i) relocation of the executive’s principal business location to a location more than 30 miles from the executive’s then-current business location; (ii) a material diminution in the executive’s duties, authority or responsibilities; (iii) a material reduction in the executive’s base salary; or (iv) willful and material breach by us or our covenants and/or obligations under the executive’s employment agreement.
“Change of Control” means the occurrence of any of the following events: (i) any person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of securities of Inhibrx, Inc. representing fifty percent (50%) or more of the total voting power represented by Inhibrx, Inc.’s then outstanding voting securities (excluding for this purpose any such voting securities held by Inhibrx, Inc., or any affiliate, parent or subsidiary of Inhibrx, Inc., or by any employee benefit plan of Inhibrx, Inc.) pursuant to a transaction or a series of related transactions; (ii) a merger or consolidation of Inhibrx, Inc. other than a merger or consolidation which would result in the voting securities of Inhibrx, Inc. outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least fifty percent (50%) of the total voting power represented by the voting securities of Inhibrx, Inc. or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; (iii) our stockholders approve an agreement for the sale or disposition by Inhibrx, Inc. of all or substantially all of our assets; or (iv) a change in the composition of our board of directors, as a result of which fewer than a majority of the directors are incumbent directors.
The following table sets forth the amounts payable to each of our current named executive officers based on an assumed termination as of December 31, 2023 based upon certain designated events.
Name	Cash Severance	Health and Other Insurance Benefits	Stock Options (Unvested and Accelerated)	Total
Mark P. Lappe
Termination for reasons other than Cause, death or Disability, or for Good Reason	$675,000	$28,271	$1,739,781	$2,443,052
Termination in connection with a Change of Control	$1,620,000	$42,406	$2,705,552	$4,367,958
Brendan P. Eckelman, Ph.D.
Termination for reasons other than Cause, death or Disability, or for Good Reason	$520,000	$28,425	$581,467	$1,129,893
Termination in connection with a Change of Control	$1,131,000	$42,638	$958,225	$2,131,863
Kelly D. Deck, C.P.A.
Termination for reasons other than Cause, death or Disability, or for Good Reason	$430,000	$28,271	$836,837	$1,295,108
Termination in connection with a Change of Control	$935,250	$42,406	$1,273,677	$2,251,333

Elements of Compensation
Base Salary
The Compensation Committee will review the base salaries of our executive officers, including our named executive officers, from time to time and make adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, role, responsibilities, skills, and experience.
In 2023, the annual base salaries for Mr. Lappe, Dr. Eckelman, and Ms. Deck were increased to $675,000, $520,000, and $430,000, respectively.
Annual Performance Bonus
The Company expects to continue the Inhibrx, Inc. practice of providing executive officers with annual performance-based cash bonuses, which are specifically designed to reward executives for overall Company performance in a given year. Corporate goals will be established by the Compensation Committee with input from senior management. The target annual cash bonus amounts relative to base salary vary depending on each executive’s accountability, scope of responsibilities, and potential impact on the Company’s performance.
The Compensation Committee will consider the Company’s (and/or, with respect to 2024, its predecessor’s) overall performance for the preceding fiscal year in deciding whether to award a bonus and, if one is to be awarded, the amount of the bonus. The annual cash bonus for each executive officer is based 100% on overall Company performance. The Compensation Committee retains the ability to apply discretion in making adjustments to the final bonus payouts.
The evaluation of Inhibrx, Inc.’s performance for 2023 bonus purposes by the RemainCo Compensation Committee was based on the achievement, or failure to achieve, a set of weighted performance goals. Inhibrx, Inc.’s 2023 performance goals generally fell into the categories of executing on the progression of its clinical programs, obtaining sufficient funding through various methods, expanding existing and new business development relationships, and increasing the visibility of Inhibrx, Inc. to outside investors and the public. For fiscal year 2023, the RemainCo Compensation Committee determined that Inhibrx, Inc. achieved 100% of the performance goals and thus the executive officers should be paid their bonuses at 100% of the targeted levels. Accordingly, the following table sets forth the target bonus for each of the named executive officers for fiscal year 2023 and the resulting incentive payout, based on the level of achievement of the 2023 Inhibrx, Inc. corporate goals:
Name	Title	Fiscal Year 2023 Incentive Bonus Rate at Target	2023 Evaluation of Company Performance	Final Ratio Incentive Bonus as a Percentage of Base Salary	Fiscal Year 2023 Incentive Bonus Award ($)
Mark P. Lappe	Chief Executive Officer and President	60%	100%	60%	$405,000
Brendan P. Eckelman, Ph.D.	Chief Scientific Officer	45%	100%	45%	$234,000
Kelly D. Deck, C.P.A.	Chief Financial Officer	45%	100%	45%	$193,500
Equity-Based Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executive officers with a strong link to our long-term performance, create an ownership opportunity, and help to align the interests of our executive officers and our stockholders. In addition, Inhibrx, Inc. has historically believed that equity grants with a time-based vesting feature promote executive retention. Our Compensation Committee will periodically review the equity incentive compensation of our executives and other employees, including our named executive officers, and from time to time may grant equity incentive awards to them in the form of stock options or other equity-based awards.

Outstanding equity awards of our named executive officers as of December 31, 2023 are reflected in the “Outstanding Equity Awards as of December 31, 2023” table below.
Rule 10b5-1 Trading Plans
Certain of our employees, including directors and executive officers, have adopted, or may in the future adopt, written plans, known as Rule 10b5-1 Plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 Plan, a broker executes trades pursuant to parameters established by the individual when entering into the plan, without further direction from the individual. The individual may amend or terminate the 10b5-1 Plan in limited circumstances.
401(k) Retirement Plan
Following the Distribution, we will maintain a tax-qualified retirement plan that provides eligible employees, including our named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions will be 100% vested when contributed. Contributions will be allocated to each participant’s individual account and then invested in selected investment alternatives according to the participants’ directions. Our retirement plan will be intended to qualify under Section 401(a) of the Code. It will authorize employer safe harbor matching contributions up to 5% of an employee’s annual compensation.
Health and Welfare Benefits
Our named executive officers are eligible to participate in employee benefit plans and programs, which include medical, dental, and vision benefits, life and disability insurance, and wellness and tuition reimbursement, to the same extent as our other full-time employees generally, subject to the terms and eligibility requirements of those plans and programs. As noted above, except as otherwise provided in the Merger Agreement, these plans and programs will be assumed by the Company from Inhibrx, Inc. in the Spin-Off.
Hedging
The Company will maintain an insider trading policy that will generally prohibit executives and directors from engaging in any transaction in which they may profit from short-term speculative swings in the value of the Company’s securities. This includes “short sales” (selling borrowed securities that the seller hopes can be purchased at a lower price in the future) or “short sales against the box” (selling owned, but not delivered securities), and “put” and “call” options. To date, no directors or executives have engaged in these activities.
Compensation Consultant
The RemainCo Compensation Committee retained an independent compensation consultant in 2023 to assist in evaluating Inhibrx, Inc.’s executive compensation program. Market pay data from both the peer group and industry data sources are collectively a primary factor for the RemainCo Compensation Committee in setting target levels of base salary, annual incentive awards, and long-term incentive awards, and are taken into account along with performance in determining base pay increases. In 2023, Aon Consulting, Inc. (“Aon”), an independent consulting firm, was retained to conduct a competitive review and analysis of Inhibrx, Inc.’s executive compensation program. Aon, in coordination with Inhibrx, Inc. management, identified a peer group of similarly situated companies across business segment and size metrics (e.g., business sector, stage of development, market cap, and revenue) and presented an assessment of the compensation of Inhibrx, Inc.’s executive officers relative to market/peer group pay data for various elements of executive compensation, including base salary, target bonus opportunities, target total cash compensation, and equity ownership. The RemainCo Compensation Committee analyzed this data in consultation with Inhibrx, Inc. management and Aon, and thereafter established the 2023 compensation packages for Inhibrx, Inc.’s named executive officers.
We anticipate that our Compensation Committee will also retain an independent compensation consultant to assist the Company in these matters after the Spin-Off.

Outstanding Equity Awards as of December 31, 2023
The following table shows certain information regarding outstanding equity awards as of December 31, 2023 for our named executive officers:
	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Mark P. Lappe	105,729	39,271	—	$33.63	1/15/2031(1)
	—	100,000	—	$23.30	1/3/2033(2)
Brendan P. Eckelman, Ph.D.	29,167	10,833	—	$33.63	1/15/2031(1)
	—	40,000	—	$23.30	1/3/2033(2)
Kelly D. Deck, C.P.A.	80,543	—	—	$10.52	11/26/2028(3)
	31,641	2,877	—	$11.25	4/21/2030(4)
	51,042	18,958	—	$33.63	1/15/2031(1)
	9,583	10,417	—	$34.16	1/11/2032(5)
	—	30,000	—	$23.30	1/3/2033(2)

(1)
These stock option grants were made pursuant to the Inhibrx, Inc. 2017 Plan with the following vesting schedule: 25% of the shares vested on the first anniversary of the vesting commencement date, or January 15, 2022, and 1/48th of the shares vest monthly thereafter.

(2)
These stock option grants were made pursuant to the Inhibrx, Inc. 2017 Plan with the following vesting schedule: 25% of the shares vested on the first anniversary of the vesting commencement date, or January 3, 2024, and 1/48th of the shares vest monthly thereafter.

(3)
This stock option grant was made pursuant to the Inhibrx, Inc. 2017 Plan with the following vesting schedule: 25% of the shares vested on the first anniversary of the vesting commencement date, or November 26, 2019, and 1/48th of the shares vest monthly thereafter.

(4)
This stock option grant was made pursuant to the Inhibrx, Inc. 2017 Plan with the following vesting schedule: 25% of the shares vested on the first anniversary of the vesting commencement date, or April 21, 2021, and 1/48th of the shares vest monthly thereafter.

(5)
This stock option grant was made pursuant to the Inhibrx, Inc. 2017 Plan with the following vesting schedule: 25% of the shares vested on the first anniversary of the vesting commencement date, or January 11, 2023, and 1/48th of the shares vest monthly thereafter.

Pay Versus Performance
The following table shows the relationship between executive compensation actually paid (“CAP”) by Inhibrx, Inc. to the Principal Executive Officer (“PEO”) and named executive officers (“NEOs”) and certain financial performance of Inhibrx, Inc. during the last three fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021.
Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO(1)	Summary Compensation Table Total for Non-PEO NEOs(2)	Average Compensation Actually Paid to Non-PEO NEOs(1)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return(3)	Net Loss (Thousands)
2023	$2,802,021	$3,995,183	$1,300,429	$1,765,074	$115.26	$(241,361)
2022	$1,022,750	$(1,285,896)	$863,248	$(488,036)	$74.73	$(145,226)
2021	$4,682,073	$5,554,531	$2,520,785	$3,097,637	$132.45	$(81,768)

(1)
Compensation actually paid reported for the PEO and the average of the non-PEO NEOs is calculated by adjusting the summary compensation totals in accordance with SEC rules. See table below for adjustments.

	2023		2022		2021
	PEO	Non-PEO NEOs (Average)	PEO	Non-PEO NEOs (Average)	PEO	Non-PEO NEOs (Average)
Summary compensation table total	$2,802,021	$1,300,429	$1,022,750	$863,248	$4,682,073	$2,520,785
Less: Grant date fair value of option awards granted during the year	$(1,706,771)	$(597,370)	$—	$(245,664)	$(3,687,792)	$(1,949,867)
Adjusted fair value of equity awards(i)
Fair value at year-end of awards granted during the year that are outstanding and unvested	$2,704,000	$946,400	$—	$158,600	$4,560,250	$2,411,167
Change in fair value at year-end of awards granted in prior years that are outstanding and unvested from prior year-end	$296,889	$179,360	$(1,252,138)	$(578,496)	$—	$240,359
Change in fair value at vesting date of equity awards granted in prior years that vested during the year from prior year-end	$(100,956)	$(63,745)	$(1,056,508)	$(685,724)	$—	$(124,807)
Compensation actually paid	$3,995,183	$1,765,074	$(1,285,896)	$(488,036)	$5,554,531	$3,097,637

(i)
The fair value of equity awards consists of the following components: (i) the fair value as of the end of the fiscal year of all awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year; (ii) the change in fair value as of the end of the listed fiscal year from the end of the prior fiscal year of any awards granted in any prior fiscal year that are outstanding and unvested as of the end of the fiscal year; and (iii) the change in fair value as of the vesting date from the end of the prior fiscal year in fair value of any awards granted in any prior fiscal year which vested in the fiscal year. Equity values are calculated in accordance with FASB ASC Topic 718.

(2)
The amounts reported represent the average of the amounts reported for the NEOs as a group (excluding the PEO) in the “Total” column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding the PEO) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023 and 2022, Kelly D. Deck and Brendan P. Eckelman; and (ii) for 2021, Klaus W. Wagner, Kelly D. Deck, and Brendan P. Eckelman.

(3)
The cumulative total shareholder return (“TSR”) amounts reflect what the cumulative value of $100 would be if such amount were invested in Inhibrx, Inc. on December 31, 2020.

Analysis of Information Presented in the Pay Versus Performance Table
The charts below provide an illustration of the relationship between compensation actually paid and (i) Inhibrx, Inc. TSR and (ii) net loss for the periods presented.

Compensation Actually Paid vs. Total Shareholder Return
Compensation Actually Paid
$6,000,000
$3,000,000
$—
$(3,000,000)
Total Shareholder Return
$200.00
$150.00
$100.00
$50.00
2021
2022
2023
Compensation Actually Paid to PEO
Compensation Actually Paid to non-PEO NEOs
Total Shareholder Return

Equity Compensation Plan Information
The following table provides certain aggregate information with respect to all of the equity compensation plans of Inhibrx, Inc. in effect as of December 31, 2023:
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders(1)	6,493,526	$23.22	532,550
Equity compensation plans not approved by security holders	—	—	—
Total	6,493,526	$23.22	532,550(2)

(1)
This consists of the Inhibrx, Inc. 2017 Plan.

(2)
The reserve for shares available under Inhibrx, Inc. 2017 Plan has been increased on the first fiscal day of each year of Inhibrx, Inc. during the period beginning in fiscal year 2021, and ending on the second day of fiscal year 2030, in an amount equal to the lesser of (i) 4% of the number of outstanding shares of common stock on such date and (ii) an amount determined by the Inhibrx, Inc. 2017 Plan administrator. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the Inhibrx, Inc. 2017 Plan is 60 million.

Post-Spin-Off SpinCo 2024 Omnibus Incentive Plan
Omnibus Incentive Plan
In connection with the Spin-Off, we expect that the compensation committee of the board of directors of Inhibrx, Inc. will approve, and recommend for further approval by Inhibrx, Inc., and we expect Inhibrx, Inc., as our sole stockholder, will approve our Omnibus Incentive Plan to become effective in connection with the consummation of the Spin-Off. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional stock option grants under the Inhibrx, Inc. 2017 Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan that is ultimately adopted by our board of directors.
Administration.   Our board of directors or, if the board has delegated power to act on its behalf to the compensation committee of the board of directors, the compensation committee will administer the Omnibus Incentive Plan. The administrator will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The administrator will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.
Eligibility.   Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the administrator will be eligible for awards under the Omnibus Incentive Plan. The administrator will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.
Number of Shares Authorized.   Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of 4,000,000 shares of our common stock for issuance of awards to be granted thereunder. No more than 4,000,000 shares of our common stock are expected to be permitted to be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, is expected to be $750,000, provided that the foregoing limitation will not apply to any awards issued to a non-employee director in respect of any one-time initial equity grant upon a non-employee director’s appointment to the board of directors. If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled or exercised, shares of our common stock subject to such award will again be made available for future grants.
Change in Capitalization.   If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the administrator determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the administrator shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or any applicable performance measures (including, without limitation, performance conditions and performance periods), or such other equitable substitution or adjustments as the administrator may determine appropriate.
Awards Available for Grant.   The administrator may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.” All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the administrator.
Stock Options.   The administrator will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the administrator. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the administrator and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the administrator may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional shares of common stock will be settled in cash. If, on the last day of an option period, the fair market value of the common stock exceeds the exercise price, the participant has not exercised the option, and the option has not previously expired, such option will be deemed exercised by the participant on such last day by means of a “net exercise” procedure as described above.
Stock Appreciation Rights.   The administrator will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the administrator. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the administrator (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the exercise price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant. If on the last day of the option period (or in the case of a SAR independent of an option, the SAR period), the fair market value exceeds the applicable exercise price, the participant has not exercised the SAR or the corresponding option (if applicable) has not previously expired, such SAR will be deemed to have been exercised by the participant on such last day and the Company will make the appropriate payment therefor. Any fractional shares will be settled in cash.
Restricted Stock.   The administrator will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the administrator. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the administrator for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.
Restricted Stock Unit Awards.   The administrator will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the administrator. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the administrator. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the administrator. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the administrator, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the administrator, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the administrator, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.
Deferred Awards.   The administrator will be authorized to grant deferred awards, which may be a right to receive shares or cash (either independently or as an element of or supplement to any other award), including, as may be required by any applicable law or regulations or determined by the board of directors (or subcommittee thereof), in lieu of any annual bonus, commission or retainer plan or arrangement under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.
Other Stock-Based Awards.   The administrator will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the administrator may determine and as set forth in the applicable award agreement.
Effect of a Change in Control.   Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), if the acquirer or successor company in a such change in control has provided for the substitution, assumption, exchange or other continuation of awards but a participant’s employment or service is terminated by other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then, (i) all then-outstanding options and SARs held by such participant will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period (and any other conditions) shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units held by such participant (including without limitation a waiver of any applicable performance goals); provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of the higher of actual or target performance, as determined by the administrator. If the acquirer or successor company in a change in control has not agreed to provide for the substitution, assumption, exchange or other continuation of awards granted pursuant to the Omnibus Incentive Plan, then the administrator may provide that all options and SARs held by such participant shall become immediately exercisable with respect to 100% of the shares subject to such options and SARs, and the restricted period (and any other conditions) shall expire immediately with respect to 100% of the shares of restricted stock and RSUs and any other awards (other than any other cash-based awards) held by such participant (including a waiver of any applicable performance conditions); provided, that if the vesting or exercisability of any award would otherwise be subject to the achievement of performance conditions, the portion of such award that will become fully vested and immediately exercisable will be based on the assumed achievement of the higher of actual or target performance as determined by the administrator. In addition, the administrator may in its discretion and upon at least 10 days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other stockholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or exercise price equal to, or in excess of, the fair market value (as of the date specified by the administrator) of a share of the Company’s common stock subject thereto may be canceled and terminated without payment or consideration therefor).
Nontransferability.   Each stock option or SAR may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the administrator permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).
Term and Amendment of Plan.   The Omnibus Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.
The administrator may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the exercise price of any SAR, (ii) the administrator may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower exercise price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the administrator may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the administrator may not cancel any outstanding option or SAR that has a per-share exercise price or exercise price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.
Clawback/Forfeiture.   The administrator will have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. The administrator may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any awards granted to the participant or any shares issued or cash received upon vesting, exercise or settlement of any such awards or sale of shares underlying such awards. By accepting an award, the participant agrees that the participant is subject to any clawback policies of the Company in effect from time to time.
Whistleblower Acknowledgments.   Nothing in the Omnibus Incentive Plan or award agreement will (i) prohibit a participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act, or of any other whistleblower protection provisions of federal law or regulation, or (ii) require prior approval by the Company or any of its affiliates of any reporting described in clause (i).
U.S. Federal Income Tax Consequences
The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code.
Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.
Stock Options.   Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.
No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.
SARs.   No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Restricted Stock.   A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Restricted Stock Units.   A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies and Procedures on Related Party Transactions
Prior to the Distribution, we expect to adopt a policy that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock, or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our Audit Committee. Any request for such a transaction must first be presented to our Audit Committee for review, consideration, and approval. In approving or rejecting any such proposal, our Audit Committee is to consider all available information deemed relevant by the Audit Committee, including, but not limited to, the extent of the related person’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.
Certain Related Party Transactions
LAV Summit Limited (“LAV SL”), a limited company, is a principal shareholder which owned more than 5% of Inhibrx, Inc.’s outstanding equity interest during the year ended December 31, 2021. Due to this equity ownership, LAV SL was considered a related party. LAV SL’s General Partner, Lilly Asia Ventures (“LAV”), through one of its funds, holds a significant equity ownership position in Elpiscience, and the Venture Partner of LAV is the CEO, Founder, and Director at Elpiscience. Accordingly, Inhibrx, Inc. identified Elpiscience as a related party and all agreements entered into between Inhibrx, Inc. and Elpiscience through December 31, 2021 are deemed related party agreements. As of December 31, 2021, LAV SL no longer holds more than 5% of Inhibrx, Inc.’s outstanding equity interest. Accordingly, any future contracts entered into with LAV SL affiliates will not be considered related party transactions.
In April 2018, Inhibrx, Inc. entered into a license agreement (the “OX40 License Agreement”) with Elpiscience, whereby Inhibrx, Inc. granted Elpiscience an exclusive license to Inhibrx, Inc.’s multivalent protein therapeutic directed to the biological target OX40, or INBRX-106. Under this agreement, Inhibrx, Inc. is entitled to reimbursement for certain chemistry, manufacturing, and controls and toxicology expenses incurred. Inhibrx, Inc. received $0.2 million in reimbursements under this agreement during the year ended December 31, 2022, and has received $5.4 million to date as of March 31, 2024. During the year ended December 31, 2022, Inhibrx, Inc. derecognized $32,000 as contra-expenses, all of which was received in cash as of December 31, 2022. Inhibrx, Inc. did not receive any reimbursements or derecognize any contra-expense during the year ended December 31, 2023 or the three months ended March 31, 2024. No further reimbursements remain under this contract.
In July 2020, Inhibrx, Inc. entered into an additional cost sharing agreement with Elpiscience related to the OX40 License Agreement. Under this agreement, Inhibrx, Inc. is entitled to reimbursement for certain formulation development costs. Reimbursements under this contract are recognized as contra-expense as incurred. Inhibrx, Inc. received $0.3 million in reimbursements under this agreement during the year ended December 31, 2022 and has received $0.5 million of reimbursements to date as of March 31, 2024. The Company did not receive any reimbursements or derecognize any contra-expense during the year ended December 31, 2023 or the three months ended March 31, 2024. No further reimbursements remain under this contract.
In August 2023, Inhibrx, Inc. entered into the Purchase Agreement with certain beneficial owners of more than 5% of the Company’s common stock, pursuant to which Inhibrx, Inc. sold and issued 3,621,314 shares of Inhibrx, Inc.’s common stock for $19.35 per share and pre-funded warrants to purchase 6,714,636 shares of Inhibrx, Inc.’s common stock in the Private Placement. The purchase price of the pre-funded warrants was $19.3499 per pre-funded warrant, with an exercise price of $0.0001 per share. The holders of more than 5% of the Company’s outstanding common stock shown in the table below purchased securities in the Private Placement.

Purchaser	Shares of Common Stock	Warrant Shares Underlying Pre-Funded Warrant	Aggregate Purchase Price
Viking Global Opportunities Illiquid Investments Sub-Master LP	—	1,038,765	$20,099,998.87
Viking Global Opportunities Drawdown (Aggregator) LP	511,627	—	$9,899,982.45
RA Capital Healthcare Fund, L.P.	870,340	2,747,245	$69,999,995.03
Perceptive Life Sciences Master Fund, Ltd.	688,960	2,928,626	$69,999,996.24
In connection with the execution of the Merger Agreement, Inhibrx, Inc. entered into an Agreement relating to the Pre-Funded Warrant to Purchase Common Stock and Securities Purchase Agreement, dated as of January 22, 2024, by and between Inhibrx, Inc. and each holder of the 2023 Warrants clarifying the treatment of the 2023 Warrants in connection with the Merger and the Spin-Off.
Except as described below, during the three months ended March 31, 2024 and the years ended December 31, 2023 and December 31, 2022, there were no other transactions or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements with our executive officers and non-employee directors referenced in the Distribution Agreement and contemplated by the Transition Services Agreement, as described under “The Separation and Distribution,” and those described in “Executive Compensation” and “Director Compensation,” respectively.
The Distribution Agreement
See the section of this information statement entitled “The Separation and Distribution — The Distribution Agreement” above for a description of the Distribution Agreement.
Transition Services Agreement
Prior to the Distribution, we will enter into the Transition Services Agreement, pursuant to which we will provide certain transition services to RemainCo.
Pharmacovigilance Agreement
Prior to the Distribution, we will enter into the Pharmacovigilance Agreement with RemainCo, pursuant to which the parties will implement processes and procedures for sharing information as required for each party’s compliance with its regulatory and pharmacovigilance responsibilities.
Registration Rights Agreement
In connection with the Distribution, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”), with the holders of the SpinCo Warrants pursuant to which we will prepare and file, no later than 10 business days after the Distribution (the “Filing Deadline”), one or more registration statements with the SEC to register for resale the shares of our common stock held by the holders of the SpinCo Warrants, and our shares of common stock issuable upon exercise of the SpinCo Warrants (together, the “Registrable Securities”), and to cause the applicable registration statements to become effective within a specified period after the Filing Deadline (the “Effectiveness Deadline”). The Company also agreed to use its best efforts to keep such registration statement effective until the earlier of (i) the third anniversary of the date the initial registration statement is declared effective, or (ii) the date all Registrable Securities (assuming cashless exercise of the SpinCo Warrants) may be sold under Rule 144 without being subject to any volume, manner of sale or publicly available information requirements. In the event the registration statement has not been filed by the Filing Deadline or has not been declared effective by the SEC by the Effectiveness Deadline, subject to certain limited exceptions, we have agreed to make pro rata payments to each holder of SpinCo Warrants as liquidated damages in an amount equal to 1.0% of the holder

Subscription Amount, as defined in the Registration Rights Agreement, per 20-day period or pro rata for any portion thereof for each such 20-day period during which such event continues, subject to certain caps set forth in the Registration Rights Agreement. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. This summary does not purport to be complete and is subject to and qualified in its entirety by the Registration Rights Agreement, a copy of which is filed as an exhibit to the registration statement of which this information statement is a part.
Indemnification Agreements
Our certificate of incorporation will contain provisions limiting the liability of directors and providing that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our certificate of incorporation will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board of directors.
In addition, we intend to enter into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Indemnification of Directors and Officers.”

PRINCIPAL STOCKHOLDERS
As of the date of this information statement, RemainCo beneficially owns all of the outstanding shares of our common stock. In connection with the Distribution, RemainCo will retain 8% of the issued and outstanding shares of our common stock as of the time of the Distribution. The following table sets forth the beneficial ownership of our common stock that will be owned following the Distribution time for:
•
each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our current executive officers and directors as a group.

The information below is based on ownership of RemainCo common stock as of April 29, 2024 and assumes a distribution ratio of one share of common stock of the Company for every four shares of common stock of RemainCo.
Except as otherwise noted below, the address for persons listed in the table is c/o 11025 N. Torrey Pines Road, Suite 140, La Jolla, CA 92037.
	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Stockholders:
Inhibrx, Inc.(2)	1,139,147	8.0%
Entities affiliated with Viking Global Opportunities Illiquid Investments Sub-Master LP(3)	1,787,705	12.6%
Entities affiliated with RA Capital Healthcare Fund, L.P(4)	1,183,342	8.3%
Entities affiliated with Perceptive Life Sciences Master Fund, Ltd.(5)	1,462,500	9.9%
Entities affiliated with BlackRock, Inc.(6).	678,918	4.8%
Named Executive Officers and Directors:
Mark P. Lappe(7)	761,413	5.4%
Brendan P. Eckelman, Ph.D.(8)	588,888	4.1%
Kelly D. Deck, C.P.A.	—	*%
Jon Faiz Kayyem, Ph.D.(9)	818,575	5.8%
Douglas G. Forsyth(10)	149,564	1.1%
Kimberly Manhard	—	*%
Kristiina Vuori, M.D., Ph.D.	—	*%
All current directors and executive officers as a group (7 persons)	2,318,440	16.3%

*
Indicates beneficial ownership of less than 1%.

(1)
Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

(2)
Consists of 1,139,147 shares of common stock held by Inhibrx, Inc. From and after the closing of the Merger, Inhibrx, Inc. will be a wholly owned direct subsidiary of Aventis Inc. and, indirectly, Sanofi. The address for the entities listed above is 55 Corporate Drive, Bridgewater, NJ 08807.

(3)
Consists of (i) 1,576,466 shares of common stock held by Viking Global Opportunities Illiquid Investments Sub-Master LP, or VGOP, (ii) 83,333 shares of common stock held by KAVRA 104 LLC, or KAVRA 104, and (iii) 127,906 shares of common stock held by Viking Global Opportunities Drawdown (Aggregator) LP, or VGOD. Excludes SpinCo Warrants to purchase 259,692 shares of common stock held by VGOP. The SpinCo Warrants do not allow for an exercise that would result in the holder of such SpinCo Warrants (together with its affiliates, any “group” or any other persons whose beneficial ownership could be aggregated with the holder) to beneficially own more than 9.99% of the number of shares of common stock outstanding immediately following exercise. Viking Global Investors LP, or VGI, provides managerial services to VGOP, KAVRA 104, and VGOD. VGI has the authority to dispose of and vote the shares of common stock directly held by VGOP, KAVRA 104 and VGOD. Viking Global Opportunities Parent GP LLC, or Opportunities Parent, is the sole member of Viking Global Opportunities GP LLC, or Opportunities GP, which has the authority to dispose of and vote the shares of common stock controlled by Viking Global Opportunities Portfolio GP LLC (which consists of the shares of common stock directly held by VGOP), and KAVRA 104, and is the sole member of Viking Global Opportunities Drawdown GP LLC, which has the authority to dispose of and vote the shares of common stock controlled by Viking Global Opportunities Drawdown Portfolio GP LLC (which consists of the shares of common stock directly held by VGOD). Mr. O. Andreas Halvorsen, Mr. David C. Ott and Ms. Rose S. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities GP have shared authority to dispose of and vote the shares of common stock beneficially owned by VGI and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott, and Ms. Shabet directly owns any shares of common stock. The address for these entities is 600 Washington Boulevard, Floor 11, Stamford, Connecticut, 06901.

(4)
Consists of 1,183,342 shares of common stock held by RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital Management, L.P. (“RA Capital”) is RA Capital Management GP, LLC, of which Dr. Peter Kolchinsky and Mr. Rajeev Shah are the controlling persons. RA Capital serves as investment adviser for the Fund. RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by the Fund. RA Capital, Dr. Kolchinsky and Mr. Shah disclaim beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for the individuals and entities listed above is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(5)
Consists of 1,064,026 shares of common stock and warrants to purchase 398,474 shares of common stock held by Perceptive Life Sciences Master Fund, Ltd (the “Master Fund”). Excludes SpinCo Warrants to purchase 333,683 shares of common stock held by the Master Fund. The SpinCo Warrants do not allow for an exercise that would result in the holder of such SpinCo Warrants (together with its affiliates, any “group” or any other persons whose beneficial ownership could be aggregated with the holder) to beneficially own more than 9.99% of the number of shares of common stock outstanding immediately following exercise. Perceptive Advisors LLC serves as the investment manager to the Master Fund and Mr. Joseph Edelman is the managing member of Perceptive Advisors LLC. The address for the individual and entities listed above is 51 Astor Place, 10th Floor, New York, New York 10003.

(6)
Consists of 678,918 shares of common stock held by BlackRock, Inc. and its affiliates. The address for this entity is BlackRock, Inc., 50 Hudson Yards, New York, New York 10001.

(7)
Consists of (i) 621,548 shares of common stock held by The Lappe Family Trust, (ii) 14,865 shares of common stock held by The Mark Paul Lappe Roth IRA, and (iii) 125,000 shares of common stock held by The Lappe Descendants’ Trust-SD DTD 12-21-20.

(8)
Consists of (i) 508,888 shares of common stock held by the Eckelman Living Trust dated February 5, 2014, of which Dr. Eckelman is the trustee and (ii) 80,000 shares of common stock held by a trust for the benefit of Dr. Eckelman’s immediate family.

(9)
Consists of (i) 806,075 shares of common stock held by The Jon F. Kayyem and Paige Gates-Kayyem Family Trust, of which Dr. Kayyem is the trustee, (ii) 6,250 shares of common stock held in a custodial account managed by Dr. Kayyem for the benefit of Dr. Kayyem’s immediate family, and (iii) 6,250 shares of common stock held in a custodial account managed by Dr. Kayyem for the benefit of Dr. Kayyem’s immediate family.

(10)
Consists of 149,564 shares of common stock held by the Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust, Dated July 20, 2001.

SHARES ELIGIBLE FOR FUTURE SALE
Sales or the availability for sale of substantial amounts of our shares of common stock in the public market could adversely affect the prevailing market price for such shares. Upon completion of the Distribution, we estimate that we will have outstanding an aggregate of approximately 14,241,175 shares of common stock based upon the number of shares of RemainCo common stock outstanding on April 29, 2024, assuming the distribution ratio of one share of common stock of SpinCo for every four shares of common stock of RemainCo and including the shares of our common stock to be retained by RemainCo.
All of our shares of common stock issued in the Distribution will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144, which is summarized below. Shares held by RemainCo may be sold in the public market following the Distribution, subject to compliance with applicable securities laws. Shares issued in satisfaction of RemainCo’s obligations under the terms of the 2020 Warrants may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144, which is summarized below.
We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of equity awards and other issuances relating to our Omnibus Incentive Plan and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.
Rule 144
In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of:
•
one percent of the number of shares of our common stock then outstanding; or

•
the average weekly trading volume of our shares of common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.
Stock Issued Under Omnibus Incentive Plan
We intend to file a registration statement on Form S-8 under the Securities Act to register our common stock issuable under our Omnibus Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, or Rule 144 restrictions applicable to our affiliates.
SpinCo Warrants
Following the Distribution, we will have outstanding SpinCo Warrants to purchase up to an aggregate of 991,849 shares of our common stock at an exercise price of $0.0001 per share. While any SpinCo Warrants are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the SpinCo Warrants upon the exercise of the SpinCo Warrants. See “Description of Our Capital Stock — SpinCo Warrants.” Shares of common stock that will be issued upon the exercise of the SpinCo Warrants may be sold in the public market, subject to compliance with applicable securities laws.

In connection with the Distribution, we intend to enter into the Registration Rights Agreement with the holders of the SpinCo Warrants. For a description of the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” Any sales in the public market of any common stock registrable pursuant to the Registration Rights Agreement could adversely affect prevailing market prices of our common stock. See “Risk Factors — Risks Related to Ownership of Our Common Stock — Future sales of our common stock in the public market could cause our stock price to fall.”

DESCRIPTION OF OUR CAPITAL STOCK
General
The following description of our capital stock summarizes the material terms and provisions of our capital stock. The following description is only a summary and it may not contain all the information that is important to you. For the complete terms of our capital stock, please refer to our certificate of incorporation, or our “Certificate,” and our bylaws, or our “Bylaws,” that are filed as exhibits to the registration statement on Form 10 of which this information statement forms a part. The terms of our capital stock may also be affected by the Delaware General Corporation Law, or the DGCL.
Under our Certificate, we are authorized to issue 120,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any convertible preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of convertible preferred stock that we may designate and issue in the future. Except as described under the subsection “Anti-takeover Effects of Delaware Law, Our Certificate and Our Bylaws “ below, the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter is generally required to take action under our Certificate and Bylaws.
SpinCo Warrants
The SpinCo Warrants will be issued to holders of RemainCo’s 2023 Warrants following the Distribution and prior to the closing of the Merger pursuant to the terms of the RemainCo 2023 Warrants. The SpinCo Warrants will have a per share exercise price of $0.0001, subject to proportional adjustments in the event of stock splits or combinations or similar events. The SpinCo Warrants will not expire until exercised in full. Each SpinCo Warrant will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by either (a) payment in full for the number of shares of our common stock purchased upon such exercise or (b) through a cashless exercise, in which case the holder will receive upon such exercise the net number of shares of our common stock determined according to a formula set forth in the SpinCo Warrant. The SpinCo Warrants may not be exercised if the aggregate number of shares of our common stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation (4.99%/9.99%/19.99%); provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving 61 days’ notice to us, but not to any percentage in excess of 19.99%. The holders of the 2023 Warrants do not have the rights or privileges of the holders of our common stock, including any voting rights, until such holders exercise their SpinCo Warrants.
In the event of a rights offering, holders of the SpinCo Warrants shall be entitled to acquire the rights that such holders could have acquired if they had held the number of shares of our common stock acquirable upon the complete exercise of the SpinCo Warrants immediately before the applicable record date. Similarly, in the event of a pro rata distribution, holders of the SpinCo Warrants shall be entitled to participate in such distribution to the same extent that such holders would have participated therein if they had held the number of shares of our common stock acquirable upon complete exercise of the SpinCo Warrants immediately before the date of which record is taken for such distribution. In the event of a fundamental transaction, holders of the SpinCo Warrants will be entitled to receive upon the subsequent exercise of the SpinCo Warrants the kind and amount of securities, cash or other property that such holders would have received had they exercised the SpinCo Warrants immediately prior to such fundamental transaction. A fundamental transaction, as described in the SpinCo Warrants, will generally include (i) any merger or consolidation of us with or into another person, (ii) any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in one or a series of related transactions effected by us or any of our subsidiaries, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by us or another person) pursuant to which holders of our common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding shares of common stock, (iv) any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property, or (v) the consummation of a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person or group of persons whereby such other person or group acquires securities representing more than 50% of the aggregate voting power of the issued and outstanding of our equity securities.
Subject to applicable laws, a SpinCo Warrant may be transferred at the option of the holder upon surrender of the SpinCo Warrant to us together with the appropriate instruments of transfer.
Blank Check Preferred Stock
Under our Certificate, our board of directors is authorized, without action of the stockholders, to designate and issue up to an aggregate of 15,000,000 shares of preferred stock in one or more series. Pursuant to our Certificate, our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of the Company. See also the subsection “Anti-takeover Effects of Delaware Law, Our Certificate and Our Bylaws” below.
Our board of directors will make any determination to issue such shares based on its judgment as to the Company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.
Anti-takeover Effects of Delaware Law, Our Certificate and Our Bylaws
Provisions of the DGCL and our Certificate and Bylaws could have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies
Our board of directors is divided into three classes serving three-year terms, with one class being elected each year by a plurality of the votes cast by the stockholders entitled to vote on the election. Our Certificate provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Our Certificate provides that any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.
Written Consent of Stockholders
Our Certificate provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders
Our Bylaws provide that only a majority of the members of our board of directors, the chairman of our board of directors or our chief executive officer then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide for advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our Bylaws. These provisions may preclude the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
Amendment to Bylaws and Certificate
As required by the DGCL, and amendments of our Certificate must first be approved by a majority of our board of directors and, if required by law or our Certificate, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, and the amendment of our Bylaws in our Certificate must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment. Our Bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment.
Preferred Stock
As noted above, our Certificate provides for 15,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Certificate grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in any business combination and with any interested stockholder for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Exclusive Jurisdiction of Certain Actions
Our Certificate requires, unless we otherwise consent, that the Court of Chancery of the State of Delaware, or the Chancery Court, will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law (subject to the Chancery Court having personal jurisdiction over the indispensable parties named as defendants):
•
any derivative action or proceeding brought on our behalf,

•
any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers and employees of the Company, to us or our stockholders,

•
any action or proceeding asserting a claim against us or any of our current or former directors, officers or employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our Certificate or our Bylaws,

•
any action or proceeding to interpret, apply, enforce or determine the validity of our Certificate or our Bylaws,

•
any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Chancery Court, or

•
any action asserting a claim against us or our directors, officers or employees, governed by the internal affairs doctrine.

If the Chancery Court does not have jurisdiction for these actions or proceedings, then the actions or proceedings must be brought in a state court located in the State of Delaware. If these state courts also do not have jurisdiction, these actions or proceedings must be brought in the federal district court for the District of Delaware. These limitations in our Certificate will not apply to actions brought to enforce a duty or liability created by the Securities Act, the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction.
However, our Certificate also provides that, unless we otherwise consent in writing, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. On March 18, 2020, the Delaware Supreme Court ruled that provisions of a Delaware corporation’s certificate of incorporation that designate a federal forum for securities claims brought pursuant to the Securities Act, or federal forum provisions, are valid and enforceable under Delaware law, or the March 2020 Ruling. Various U.S. Supreme Court cases offer support for the argument that federal forum provisions do not violate federal policy. However, the March 2020 Ruling applies only to claims brought in Delaware state courts, and it is not binding on any other state court or the federal courts. Therefore, we are unable to predict whether a state court in any other state or a federal court would enforce a federal forum provision such as the one set forth in our Certificate.
Nasdaq Global Market Listing
We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol “INBX,” which is currently the symbol for the shares of common stock of Inhibrx, Inc. We expect that our shares of common stock will be temporarily listed on the Nasdaq Global Market under the symbol “INXB” until the business day after the completion of the Merger.
Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street 30th Floor, New York, New York 10004.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our certificate of incorporation will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation will provide that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
Our certificate of incorporation will further provide that any repeal or modification of such article by our stockholders will not affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.
Our certificate of incorporation will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation will also provide that we will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.
In connection with the Distribution, we will enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our certificate of incorporation and our bylaws.

WHERE YOU CAN FIND MORE INFORMATION
We intend to file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.
Our website address is www.inhibrx.com. The information on our website, however, is not, and should not be deemed to be, a part of this information statement.
This information statement is part of a registration statement on Form 10 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Whenever a reference is made in this information statement to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus for a copy of such contract, agreement or other document. You may inspect a copy of the registration statement through the SEC’s website, as provided above.
You can request a copy of any of our filings with the SEC, at no cost, by writing or telephoning us at the following address or telephone number:
Inhibrx Biosciences, Inc.
Attn: Corporate Secretary
11025 N. Torrey Pines Rd., Suite 140
La Jolla, CA 92037
(858) 795-4220

INDEX TO FINANCIAL STATEMENTS
Inhibrx, Inc.
Unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and December 31, 2023 and for the Three Months ended March 31, 2024 and March 31, 2023
Audited Consolidated Financial Statements as of and for the years ended December 31, 2023 and December 31, 2023
Inhibrx Biosciences
(A Business of Inhibrx, Inc.)
(Supplemental)
Unaudited Condensed Combined Financial Statements as of March 31, 2024 and December 31, 2023 and for the Three Months ended March 31, 2024 and March 31, 2023

Audited Combined Financial Statements as of and for the years ended December 31, 2023 and December 31, 2023

Inhibrx, Inc.
Condensed Consolidated Balance Sheets
(In thousands, except share data and par value)
(Unaudited)
	MARCH 31, 2024	DECEMBER 31, 2023
Assets
Current assets:
Cash and cash equivalents	$252,483	$277,924
Accounts receivable	171	171
Other receivables	2,867	607
Prepaid expenses and other current assets	19,017	16,656
Total current assets	274,538	295,358
Property and equipment, net	6,966	6,419
Operating right-of-use asset	2,487	2,952
Other non-current assets	4,586	3,164
Total assets	$288,577	$307,893
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$14,792	$10,954
Accrued expenses	51,329	43,295
Current portion of long-term debt, net of discount	3,632	—
Current portion of operating lease liability	2,117	2,063
Total current liabilities	71,870	56,312
Long-term debt, including final payment fee	204,578	206,968
Non-current portion of operating lease liability	561	1,110
Total liabilities	277,009	264,390
Commitments and contingencies (Note 7)
Stockholders’ equity
Preferred stock, $0.0001 par value; 15,000,000 shares authorized as of March 31, 2024 and December 31, 2023; no shares issued or outstanding as of March 31, 2024 and December 31, 2023	—	—
Common stock, $0.0001 par value; 120,000,000 shares authorized as of March 31, 2024 and December 31, 2023; 49,234,225 and 47,369,511 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	5	5
Additional paid-in-capital	704,007	657,232
Accumulated deficit	(692,444)	(613,734)
Total stockholders’ equity	11,568	43,503
Total liabilities and stockholders’ equity	$288,577	$307,893
The accompanying notes are an integral part of these condensed consolidated financial statements.

Inhibrx, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Revenue:
License fee revenue	$—	$17
Total revenue	—	17
Operating expenses:
Research and development	63,851	37,386
General and administrative	9,974	6,397
Total operating expenses	73,825	43,783
Loss from operations	(73,825)	(43,766)
Other income (expense):
Interest expense	(8,130)	(7,563)
Interest income	3,304	2,483
Other expense, net	(59)	(70)
Total other expense	(4,885)	(5,150)
Loss before income tax expense	(78,710)	(48,916)
Provision for income taxes	—	—
Net loss	(78,710)	(48,916)
Net loss per share, basic and diluted	$(1.44)	$(1.12)
Weighted-average shares of common stock and pre-funded warrants outstanding, basic and diluted	54,554	43,575
The accompanying notes are an integral part of these condensed consolidated financial statements.

Inhibrx, Inc.
Condensed Consolidated Statements of Stockholders’ Equity
(In thousands)
(Unaudited)
	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31, 2023	47,369	$5	$657,232	$(613,734)	$43,503
Stock-based compensation expense	—	—	6,397	—	6,397
Issuance of shares upon exercise of stock options	1,865	—	40,378	—	40,378
Net loss	—	—	—	(78,710)	(78,710)
Balance as of March 31, 2024	49,234	$5	$704,007	$(692,444)	$11,568
	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31, 2022	43,564	$4	$430,426	$(372,373)	$58,057
Stock-based compensation expense	—	—	5,636	—	5,636
Issuance of shares upon exercise of stock options	31	—	356	—	356
Net loss	—	—	—	(48,916)	(48,916)
Balance as of March 31, 2023	43,595	$4	$436,418	$(421,289)	$15,133
The accompanying notes are an integral part of these condensed consolidated financial statements.

Inhibrx, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Cash flows from operating activities
Net loss	$(78,710)	$(48,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	360	295
Accretion of debt discount and non-cash interest expense	1,242	1,196
Stock-based compensation expense	6,397	5,636
Non-cash lease expense	465	427
Loss on disposal of fixed assets	—	2
Changes in operating assets and liabilities:
Accounts receivable	—	(61)
Other receivables	(610)	—
Receivables from related parties	—	14
Prepaid expenses and other current assets	(2,361)	(2,848)
Other non-current assets	(1,422)	—
Accounts payable	4,050	2,332
Accrued expenses	8,034	2,442
Operating lease liability	(495)	(446)
Deferred revenue, current portion	—	(17)
Net cash used in operating activities	(63,050)	(39,944)
Cash flows from investing activities
Purchase of fixed assets	(1,119)	(23)
Net cash used in investing activities	(1,119)	(23)
Cash flows from financing activities
Proceeds from the exercise of stock options	38,728	356
Net cash provided by financing activities	38,728	356
Net decrease in cash and cash equivalents	(25,441)	(39,611)
Cash and cash equivalents at beginning of period	277,924	273,865
Cash and cash equivalents at end of period	$252,483	$234,254
Supplemental schedule of non-cash investing and financing activities
Payable for purchase of fixed assets	$307	$258
Receivable for proceeds from the exercise of stock options	$1,650	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

INHIBRX, INC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Inhibrx, Inc., or the Company, or Inhibrx, is a clinical-stage biopharmaceutical company focused on developing a broad pipeline of novel biologic therapeutic candidates. The Company combines target biology with protein engineering, technologies, and research and development to design therapeutic candidates. The Company’s current pipeline is focused on oncology and orphan diseases.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission, or the SEC, related to an interim report on the Form 10-Q. The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.
The unaudited interim condensed consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the periods presented. All such adjustments are of a normal and recurring nature. The operating results presented in these unaudited interim condensed consolidated financial statements are not necessarily indicative of the results that may be expected for any future periods.
Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, the accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the fiscal year ended December 31, 2023, which are included in the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2024.
Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.
Merger and Spin-Off
On January 22, 2024, the Company, Aventis Inc., or Parent, a wholly owned indirect subsidiary of Sanofi, and Art Acquisition Sub, Inc., or the Merger Sub, a wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger, or the Merger Agreement. Pursuant to the terms of the Merger Agreement, Parent will acquire all outstanding shares of the Company via the merger of Merger Sub with and into the Company, or Merger, with the Company surviving the Merger as a wholly owned subsidiary of Parent, and in turn each shareholder will receive (i) $30.00 per share in cash, (ii) one contingent value right per share, representing the right to receive a contingent payment of $5.00 in cash upon the achievement of a regulatory milestone, and (iii) one SEC-registered, publicly listed, share of Inhibrx Biosciences, Inc., or New Inhibrx, for every four shares of Inhibrx common stock held. In addition, in connection with the transaction, Parent will (1) assume and retire the Company’s outstanding third-party debt, (2) cause New Inhibrx to be funded with $200.0 million in cash, and (3) retain an equity interest in New Inhibrx of approximately 8%.
In connection with and as a condition to the Merger, the Company and New Inhibrx entered into a Separation and Distribution Agreement, dated as of January 22, 2024, or the Separation and Distribution Agreement, pursuant to which, immediately prior to the effective time of the Merger: (i) the Company will effect a pre-closing reorganization, which will result in (x) the Company owning, assuming or retaining all assets and liabilities primarily related to INBRX-101, or the 101 Business, and (y) New Inhibrx owning, assuming or retaining all other assets and liabilities of the Company and its subsidiaries; and (ii) thereafter, the Company will distribute to its stockholders as of the record date on a pro rata basis, 92% of the issued and outstanding shares of New Inhibrx common stock, at a ratio of one share of New Inhibrx common stock for every four shares of the Company’s issued and outstanding common stock held on the record date. Following the spin-off, New Inhibrx will be a separate public company and the Company will retain 8% of the issued and outstanding shares of New Inhibrx common stock as of the effective time of the spin-off.
The boards of directors of both the Company and Sanofi have unanimously approved the spin-off and the Merger. Parent will pay transaction consideration totaling approximately $2.2 billion in aggregate value. Parent will also make payments at the closing of the Merger to settle the Company’s third-party debt. Following the closing of the Merger, New Inhibrx will continue to operate under the Inhibrx name. Parent’s acquisition of the Company is subject to the completion of the New Inhibrx spin-off transaction and other customary closing conditions, including approval by the Company’s shareholders. The companies expect the transaction to close in the second quarter of 2024.
The Merger Agreement contains certain termination rights for each of the Company and Parent. Upon termination of the Merger Agreement in accordance with its terms, under certain circumstances, the Company will be required to pay Parent a termination fee in an amount equal to $54.5 million, including if the Merger Agreement is terminated due to (i) the Company accepting a Superior Proposal (as defined in the Merger Agreement) or (ii) the board of directors changing its recommendation that stockholders vote to approve the Merger Agreement. This termination fee will also be payable by the Company if the Merger Agreement is terminated under certain circumstances and prior to such termination, a proposal to acquire the 101 Business or more than 50% of the Company’s stock or assets is made or publicly announced and not publicly withdrawn and the Company enters into a definitive agreement for, or completes, any transaction involving the acquisition of the 101 Business or more than 50% of its stock or assets within twelve months of such termination. The Merger Agreement also provided that Parent will be required to pay the Company a reverse termination fee of $92.1 million if the Merger is not consummated due to the failure of certain conditions to be satisfied as a result of failure to obtain antitrust clearance. The Company and Parent filed notification of the proposed Merger with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act. The applicable waiting period under the HSR Act expired on March 11, 2024.
Liquidity
As of March 31, 2024, the Company had an accumulated deficit of $692.4 million and cash and cash equivalents of $252.5 million. From its inception and through March 31, 2024, the Company has devoted substantially all of its efforts to therapeutic drug discovery and development, conducting preclinical studies and clinical trials, enabling manufacturing activities in support of its therapeutic candidates, pre-commercialization activities, organizing and staffing the Company, establishing its intellectual property portfolio and raising capital to support and expand these activities.
In August 2023, the Company received gross proceeds of $200.0 million before deducting $0.4 million of offering expenses payable by the Company in a private placement transaction, or the Private Placement, with certain institutional and other accredited investors, or Purchasers, in which the Company sold and issued 3,621,314 shares of the Company’s common stock and, with respect to certain Purchasers, pre-funded warrants to purchase 6,714,636 shares of the Company’s common stock. See Note 4 for further discussion of this equity offering.
The Company believes that its existing cash and cash equivalents will be sufficient to fund the Company’s operations for at least 12 months from the date these condensed consolidated financial statements are issued. The Company plans to finance its future cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, strategic transactions and other similar arrangements.
If the Company does raise additional capital through public or private equity or convertible debt offerings, the ownership interests of its existing stockholders will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect its stockholders’ rights. If the

Company raises capital through additional debt financings, it may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt or making certain capital expenditures. To the extent that the Company raises additional capital through strategic licensing, collaboration or other similar agreement, it may have to relinquish valuable rights to its therapeutic candidates, future revenue streams or research programs at an earlier stage of development or on less favorable terms than it would otherwise choose, or to grant licenses on terms that may not be favorable to the Company. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure adequate additional funding, it will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of its development programs, or relinquish rights to its technology on less favorable terms than it would otherwise choose. These actions could materially impact its business, financial condition, results of operations and prospects.
The rules and regulations of the SEC or any other regulatory agencies may restrict the Company’s ability to conduct certain types of financing activities, or may affect the timing of and amounts it can raise by undertaking such activities.
Use of Estimates
The preparation of these unaudited condensed consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The Company’s most significant estimates relate to evaluation of whether revenue recognition criteria have been met, accounting for development work and preclinical studies and clinical trials, determining the assumptions used in measuring stock-based compensation, the incremental borrowing rate estimated in relation to the Company’s operating lease, and valuation allowances for the Company’s deferred tax assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. The Company’s actual results may differ from these estimates under different assumptions or conditions.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash held in financial institutions including readily available checking, overnight sweep, and money market accounts.
Concentrations of Credit Risk
Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits by the Federal Deposit Insurance Corporation, or FDIC, of up to $250,000. The Company’s cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds can be used in operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial condition of the depository institutions in which those deposits are held.
Fair Value Measurements
The Company determines the fair value measurements of applicable assets and liabilities based on a three-tier fair value hierarchy established by accounting guidance and prioritizes the inputs used in measuring fair value. These tiers include:

•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
During the three months ended March 31, 2023, the Company’s investments in debt securities consisted of U.S. Treasury Bills, which were classified as Level 1 in the fair value hierarchy. Due to the short-term nature of these securities which were classified as cash equivalents, the amortized value approximated fair value and the Company did not remeasure these instruments at fair value. As of March 31, 2024 and December 31, 2023, the Company held no investments in debt securities. The Company’s outstanding debt is classified as Level 2 in the fair value hierarchy. As of March 31, 2024 and December 31, 2023, the Company had no financial instruments measured at fair value on a recurring basis.
Accrued Research and Development and Clinical Trial Costs
Research and development costs are expensed as incurred based on estimates of the period in which services and efforts are expended, and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on the Company’s behalf, pursuant to development and consulting agreements in place. The Company’s preclinical studies and clinical trials are performed internally, by third party contract research organizations, or CROs, and/or clinical investigators. The Company also engages with contract development and manufacturing organizations, or CDMOs, for clinical supplies and manufacturing scale-up activities related to its therapeutic candidates. Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. The Company accrues these expenses based upon estimates determined by reviewing cost information provided by CROs and CDMOs, other third-party vendors and internal clinical personnel, and contractual arrangements with CROs and CDMOs and the scope of work to be performed. Costs incurred related to the Company’s purchases of in-process research and development for early-stage products or products that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred. Costs incurred related to the licensing of products that have not yet received marketing approval to be marketed, or that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted average number of common stock outstanding during the same period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common and common stock equivalents outstanding during the same period. The Company excludes common stock equivalents from the calculation of diluted net loss per share when the effect is anti-dilutive.
The weighted average number of common stock used in the basic and diluted net loss per common stock calculations includes the weighted-average pre-funded warrants outstanding during the period as they are exercisable at any time for nominal cash consideration.

For purposes of the diluted net loss per share calculation, other than pre-funded warrants as discussed above, warrants for purchase of common stock and stock options are considered to be potentially dilutive securities. Accordingly, for the three months ended March 31, 2024 and March 31, 2023, there is no difference in the number of shares used to calculate basic and diluted shares outstanding.
Potentially dilutive securities not included in the calculation of diluted net loss per share, because to do so would be anti-dilutive, as weighted based on the period outstanding, are as follows (in thousands):
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Outstanding stock options	6,042	5,785
Warrants to purchase common stock	47	47
Total	6,089	5,832
Segment Information
The Company operates under one segment which develops biologic therapeutic candidates. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies. The Company believes that the impact of the recently issued accounting pronouncements that are not yet effective will not have a material impact on its condensed consolidated financial condition or results of operations upon adoption.
Recently Issued but Not Yet Adopted Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this ASU to determine its impact on the Company’s consolidated financial statements and related disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. Two primary enhancements related to this ASU include disaggregating existing income tax disclosures relating to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on the Company’s consolidated financial statements and related disclosures.

2. OTHER FINANCIAL INFORMATION
Prepaid Expense and Other Current Assets
Prepaid expense and other current assets were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Clinical drug substance and product manufacturing(1)	$8,510	$9,888
Clinical trials(2)	8,372	5,409
Licenses	1,044	728
Outside research and development services(3)	552	265
Other	539	366
Prepaid expense and other current assets	$19,017	$16,656

(1)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(2)
Relates primarily to the Company’s prepayments to third-party CROs for management of clinical trials and prepayments for drug supply to be used in combination with the Company’s therapeutics. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(3)
Relates to the Company’s usage of third-parties for other research and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

Property and Equipment, Net
Property and equipment, net were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Machinery and equipment	$8,519	$8,480
Furniture, fixtures, and other	542	540
Leasehold improvements	795	441
Computer software	53	53
Construction in process(1)	4,088	3,592
Total property and equipment	13,997	13,106
Less: accumulated depreciation and amortization	(7,031)	(6,687)
Property and equipment, net	$6,966	$6,419

(1)
Consists of renovations to the Company’s office space and software not yet placed in service.

Depreciation and amortization expense totaled $0.4 million and $0.3 million for the three months ended March 31, 2024 and March 31, 2023, respectively, and consisted of the following (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2024	2023
Research and development	$256	$237
General and administrative	104	58
Total depreciation and amortization expense	$360	$295
Accrued Expenses
Accrued expenses were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Clinical drug substance and product manufacturing(1)	$29,912	$22,805
Clinical trials(2)	14,105	9,224
Other outside research and development(3)	1,144	1,129
Interest expense	2,344	2,348
Compensation-related	2,100	6,506
Professional fees	1,318	780
Other	406	503
Accrued expenses	$51,329	$43,295

(1)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(2)
Relates primarily to the Company’s usage of third-party CROs for management of clinical trials. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(3)
Relates to the Company’s usage of third-parties for other research and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

3. DEBT
2020 Loan Agreement
In July 2020, the Company entered into a loan and security agreement, or the 2020 Loan Agreement, with Oxford Finance LLC, or Oxford. Under the original 2020 Loan Agreement and subsequent amendments between November 2020 and October 2022, or collectively, the Amended 2020 Loan Agreement, the Company received an aggregate principal amount of $200.0 million over seven tranches, or Terms A-G.
The Company determined each of the amendments under the Amended 2020 Loan Agreement should be treated as modifications of the original 2020 Loan Agreement since the terms and resulting cash flows were not substantially changed upon each of the amendments. The Company has continued to amortize the existing debt discounts prior to modification through the Amended Maturity Date (as defined below).
As of July 1, 2023, a LIBOR Transition Event, as defined in the Amended 2020 Loan Agreement, occurred, and pursuant to the Amended 2020 Loan Agreement, Oxford selected a LIBOR Replacement Rate, as defined in the Amended 2020 Loan Agreement, replacing the 30 day U.S. Dollar London InterBank Offered Rate with the 1-Month Chicago Mercantile Exchange term secured overnight financing rate, or 1-Month CME Term SOFR, causing an amendment to the interest rate of the Company’s outstanding loans.

No other terms were changed. The Company has elected the optional expedient under ASC Topic 848-20 and therefore deemed the modification to not be substantial.
As of March 31, 2024, the Company had $200.0 million in gross principal outstanding in term loans under the Amended 2020 Loan Agreement. The outstanding term loans will mature on January 1, 2027, or the Amended Maturity Date, and bear interest at a floating per annum rate equal to the greater of (1) 8.30% or (2) the sum of (i) the 1-Month CME Term SOFR on the last business day of the month that immediately precedes the month in which the interest will accrue, (ii) 0.10%, and (iii) 8.19%.
Under the Amended 2020 Loan Agreement, the repayment schedule provides for interest-only payments through February 1, 2025, followed by 23 months of principal and interest payments. In the event of a qualifying financing event in which the Company raises at least $100.0 million in upfront licensing or partnership proceeds by February 2025, the interest-only period may be extended an additional 12 months through February 1, 2026, which would then be followed by 11 months of equal payments of principal plus interest, beginning on March 1, 2026. Upon the Amended Maturity Date, a final payment of 9.0% of the original principal amount will be due to Oxford. This final payment of $18.0 million is being accreted over the life of the Amended 2020 Loan Agreement using the effective interest method. The Company has the option to prepay the outstanding balance of the term loans in full prior to the Amended Maturity Date, subject to a prepayment fee ranging from 1.0% to 3.0%, depending upon the timing of the prepayment.
The Company’s outstanding debt balance under the Amended 2020 Loan Agreement consisted of the following as of March 31, 2024 and December 31, 2023 (in thousands).
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Term A	$10,900	$10,900
Term B	21,800	21,800
Term C	43,600	43,600
Term D	43,600	43,600
Term E	32,700	32,700
Term F	32,700	32,700
Term G	32,700	32,700
Less: debt discount	(9,790)	(11,032)
Total debt	208,210	206,968
Less: Current portion, including debt discount	(3,632)	—
Long-term debt, including debt discount and final payment fee	$204,578	$206,968
As of March 31, 2024, and unless extended in accordance with the terms described above, the Company’s interest-only period will continue through February 2025, with principal payments beginning in March 2025. Future principal payments and final fee payments will be made as follows (in thousands):
AS OF MARCH 31, 2024
2025	$86,956
2026	104,348
2027	26,696
Total future minimum payments	218,000
Less: unamortized debt discount	(9,790)
Total debt	$208,210
The Company’s obligations under the Amended 2020 Loan Agreement are secured by a first priority security interest of substantially all of the Company’s assets with a positive lien on intellectual property. The

Amended 2020 Loan Agreement includes customary events of default, including instances of a material adverse change in the Company’s operations, that may require prepayment of the outstanding term loans. Additionally, following the amendment in June 2021, the Amended 2020 Loan Agreement requires the Company to maintain a minimum cash balance of $20.0 million. As of March 31, 2024, the Company was in compliance with all covenants under the Amended 2020 Loan Agreement and has not received any notification or indication from Oxford of an intent to declare the loan due prior to maturity.
Concurrently with the amendment in February 2022, the Company issued 40,000 warrants to Oxford to purchase shares of the Company’s common stock at an exercise price of $45.00. Upon issuance, the warrants were classified as equity and recorded at their fair value of $0.7 million. See Note 4 for further discussion of these warrants.
Interest Expense
Interest expense is calculated using the effective interest method and is inclusive of non-cash amortization of the debt discount and accretion of the final payment. During the three months ended March 31, 2024, interest expense was $8.1 million, $1.2 million of which related to non-cash amortization of the debt discount and accretion of the final payment. During the three months ended March 31, 2023, interest expense was $7.6 million, $1.2 million of which related to non-cash amortization of the debt discount and accretion of the final payment.
4. STOCKHOLDERS’ EQUITY
Securities Purchase Agreement
In August 2023, the Company entered into a Securities Purchase Agreement, as amended, or the Purchase Agreement, with the Purchasers, pursuant to which the Company sold and issued 3,621,314 shares of the Company’s common stock for $19.35 per share and, with respect to certain Purchasers, pre-funded warrants to purchase 6,714,636 shares of the Company’s common stock in the Private Placement. The purchase price of the pre-funded warrants was $19.3499 per pre-funded warrant, with an exercise price of $0.0001 per share. The Company received gross proceeds of $200.0 million from the Private Placement, before deducting $0.4 million of offering expenses payable by the Company. The pre-funded warrants are equity-classified and carried at the instruments’ fair value upon issuance. The pre-funded warrants are exercisable upon issuance pursuant to certain beneficial ownership limitations as defined in the Purchase Agreement and will expire when exercised in full. As of March 31, 2024, all pre-funded warrants were still outstanding.
Warrants Issued in Connection with Amended 2020 Loan Agreement
As of March 31, 2024, the following equity-classified warrants were outstanding, in addition to the pre-funded warrants discussed above:
Expiration Date	Shares of Common Stock Issuable Upon Exercise of Warrants	Exercise Price per Share
July 15, 2030	7,354	$17.00
February 18, 2032	40,000	$45.00
The Company’s warrants are equity-classified and carried at the instruments’ fair value upon classification into equity, with no subsequent remeasurements.
Common Stock Reserved for Future Issuance
Common stock reserved for future issuance as of March 31, 2024 and December 31, 2023 consisted of the following (in thousands):

	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Options to purchase common stock issued and outstanding	4,623	6,494
Shares available for future equity grants	2,432	533
Pre-funded warrants issued and outstanding	6,715	6,715
Warrants issued and outstanding	47	47
Total common stock reserved for future issuance	13,817	13,789
5. EQUITY COMPENSATION PLAN
Stock Incentive Plan
The Company’s share-based compensation plan, the Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan, or the 2017 Plan, provides for the issuance of incentive stock options, restricted and unrestricted stock awards, and other stock-based awards. As of March 31, 2024, an aggregate of 9.7 million shares of common stock were authorized for issuance under the 2017 Plan, of which 2.4 million remained available for issuance.
Stock Option Activity
The Company recognizes compensation costs related to stock-based awards, including stock options, based on the estimated fair value of the awards on the date of grant. The Company grants options with an exercise price equal to the fair market value of the Company’s stock on the date of the option grant. The options are subject to four-year vesting with a one-year cliff and have a contractual term of 10 years.
A summary of the Company’s stock option activity under its 2017 Plan for the three months ended March 31, 2024 is as follows (in thousands, except for per share data and years):
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	6,494	$23.22
Exercised	(1,865)	$21.65
Forfeited	(6)	$32.97
Outstanding as of March 31, 2024	4,623	$23.84	7.6	$52,413
Vested and exercisable as of March 31, 2024	1,892	$22.84	6.3	$23,474
The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2024 and March 31, 2023 was $25.5 million and $0.4 million, respectively. Aggregate intrinsic value of stock options exercised and outstanding is calculated using the fair value of common stock on the date of exercise and the fair value of common stock as of March 31, 2024, respectively. The total fair value of stock options vested during the three months ended March 31, 2024 and March 31, 2023 was $8.3 million and $7.7 million, respectively. The Company expects all outstanding stock options to vest.
Stock-Based Compensation Expense
The weighted-average assumptions used by the Company to estimate the fair value of stock option grants using the Black-Scholes option pricing model, as well as the resulting weighted-average fair value, for the three months ended March 31, 2023 were as follows:

THREE MONTHS ENDED MARCH 31, 2023
Risk-free interest rate	3.81%
Expected volatility	84.31%
Expected dividend yield	—%
Expected term (in years)	6.08
Weighted average fair value	$17.95
The Company did not grant any stock options during the three months ended March 31, 2024.
Stock-based compensation expense for stock options consisted of the following (in thousands):
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Research and development	$4,192	$3,849
General and administrative	2,205	1,787
Total stock-based compensation expense	$6,397	$5,636
As of March 31, 2024, the Company had $45.2 million of total unrecognized stock-based compensation expense related to its stock options, which is expected to be recognized over a weighted-average period of 2.3 years.
6. LEASES
Operating Leases
In September 2017, the Company entered into a seven-year lease agreement as its sole location in La Jolla, California. The lease expires in June 2025 with an option to extend the lease an additional five years, which is not included in the right-of-use asset and lease liabilities. The lease contained an initial base rent of approximately $0.1 million per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which to be determined annually.
In May 2019, the Company executed an amendment to its lease agreement to expand its facilities and began occupying this space in January 2020. The amended lease terminates coterminously with the initial lease agreement and contains an initial base rent of approximately $30,000 per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which is to be determined annually.
The operating right-of-use asset and operating lease liability as of March 31, 2024 and December 31, 2023 were as follows (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Operating right-of-use asset	$2,487	$2,952
Operating lease liability
Current	$2,117	$2,063
Non-current	561	$1,110
Total operating lease liability	$2,678	$3,173
During the three months ended March 31, 2024 and March 31, 2023, the Company recognized operating lease expense of $0.8 million and $0.9 million, respectively. During each of the three months ended March 31, 2024 and March 31, 2023, the Company paid $0.6 million in cash for amounts included in the measurement of the operating lease liability.
As of March 31, 2024 and December 31, 2023, the Company’s operating lease had a remaining term of 1.3 and 1.5 years, respectively. The Company discounts its lease payments using its incremental borrowing rate as of the commencement of the lease. The Company determined a weighted-average discount rate of 8.2% as of March 31, 2024 and December 31, 2023.
Future minimum rental commitments for the Company’s operating leases reconciled to the operating lease liability are as follows (in thousands):
AS OF MARCH 31, 2024
2024	1,690
2025	1,137
Thereafter	—
Total future minimum lease payments	$2,827
Less: imputed interest	(149)
Present value of operating lease liability	2,678
Less: current portion of operating lease liability	(2,117)
Non-current portion of operating lease liability	$561
7. COMMITMENTS AND CONTINGENCIES
Litigation
Other than as described below, the Company is not party to any material legal proceedings. From time to time, it may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on the Company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.
I-Mab Litigation
On March 1, 2022, I-Mab Biopharma, or I-Mab, filed a lawsuit against the Company and Brendan Eckelman, the Company’s co-founder and Chief Scientific Officer, in the United States District Court for the District of Delaware, C.A. No. 22-00276-CJB, asserting claims for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness for Tracon Pharmaceuticals, Inc., or Tracon, in Tracon’s arbitration against I-Mab. The parties are currently engaged in expert discovery and summary judgment motions are expected to be filed in or around June 2024, with trial currently scheduled to commence in October 2024. I-Mab is seeking royalty damages and alternative damages in the form of unjust enrichment.
The Company is unable to reasonably estimate possible damages or a range of possible damages in this matter given the uncertainty and therefore has not recorded a liability on its books as of March 31, 2024.
Purchase Commitments
The Company has several ongoing contracts with CROs for preclinical studies and clinical trials and with CDMOs for clinical supplies and manufacturing scale-up activities. While these contracts are generally cancellable, some may contain specific activities that involve one or more noncancellable commitments, including minimum purchase commitments, binding annual forecasts and capital equipment investments. Additionally, depending on the timing and reasoning of the exit, certain termination penalties may apply and can range from cost of work performed to date and up to twelve months of future committed manufacturing costs. As of March 31, 2024 and December 31, 2023, the noncancellable portion of these contracts totaled in aggregate, excluding amounts paid or incurred at each respective date, approximately $44.8 million and

$62.8 million, respectively. The noncancellable purchase commitments relate to the purchase of raw materials and future contract manufacturing of drug supply for INBRX-101.
Contingencies
In connection with the proposed Merger, the Company engaged legal counsel under a contingent fee arrangement. Under this agreement, the Company is obligated to pay a fee of $20.0 million, contingent upon the consummation of the proposed transaction.
The Company also engaged financial advisors under a contingent fee arrangement. Under this agreement, the Company is obligated to pay a fee of 2.0% of the total aggregate consideration paid in the proposed Merger, or $45.0 million.
In the event the Merger is not completed, the Company does not owe any fees to its legal counsel or financial advisors under these agreements. The Company will incur these costs in full upon the consummation of the Merger, if and when it is completed, and has not incurred any portion of these fees as of March 31, 2024.
8. SUBSEQUENT EVENTS
In April 2024, pre-funded warrants to purchase 2,747,245 shares of the Company’s common stock, as issued under the Purchase Agreement, were exercised at an exercise price of $0.0001 per share. Pre-funded warrants to purchase 3,967,391 shares of the Company’s common stock remain outstanding.
From April 1, 2024 through May 7, 2024, a total of 680,001 stock options under the 2017 Plan were exercised at a weighted average exercise price of $15.93. The Company received total proceeds of $10.8 million upon exercise of these stock options.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Inhibrx, Inc.
La Jolla, California
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Inhibrx, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 28, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Clinical Trial Accruals
As described in Note 1 and Note 2 to the consolidated financial statements, clinical trial activities are accrued and expensed based on estimates of the period in which services and efforts are expended by contract research organizations (“CROs”) and other third parties. Estimates are determined by reviewing cost information provided by CROs, other third-party vendors and internal clinical personnel, and contractual arrangements with CROs and the scope of work to be performed. As of December 31, 2023, the Company recorded $9.2 million in clinical trial accruals, which was included in accrued expenses on the balance sheet.
We identified the estimation of clinical trial accruals as a critical audit matter. Management’s judgment was required in estimating the period in which services and efforts were expended used to determine the clinical trial accruals. Auditing clinical trial accruals involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.
The primary procedures we performed to address this critical audit matter included:
•
Testing the appropriate measurement of clinical trial accruals by obtaining and inspecting certain agreements and amendments, and confirming total clinical costs incurred and total amounts billed with third-party vendors.

•
Testing the completeness of the Company’s clinical trial accruals by evaluating internal materials and publicly available information (such as press releases and public databases that track clinical trials) and inquiring of clinical personnel to gain an understanding of the status of certain on-going clinical trials, and testing invoices received after year-end for certain third-party vendors.

/s/ BDO USA, P.C.
We have served as the Company’s auditor since 2018.
San Diego, California
February 28, 2024

Inhibrx, Inc.
Consolidated Balance Sheets
(In thousands, except share data and par value)
	AS OF DECEMBER 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$277,924	$273,865
Accounts receivable	778	243
Receivables from related parties	—	14
Prepaid expenses and other current assets	16,656	6,371
Total current assets	295,358	280,493
Property and equipment, net	6,419	2,501
Operating right-of-use asset	2,952	4,717
Other non-current assets	3,164	3,164
Total assets	$307,893	$290,875
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$10,954	$8,326
Accrued expenses	43,295	17,224
Deferred revenue	—	166
Current portion of lease liability	2,063	1,860
Total current liabilities	56,312	27,576
Long-term debt, including final payment fee	206,968	202,069
Non-current portion of lease liability	1,110	3,173
Total liabilities	264,390	232,818
Commitments and contingencies (Note 9)
Stockholders’ equity:
Preferred stock, $0.0001 par value, 15,000,000 shares authorized and no shares outstanding as of December 31, 2023 and December 31, 2022	—	—
Common stock, $0.0001 par value, 120,000,000 shares authorized as of December 31, 2023 and December 31, 2022; 47,369,511 and 43,564,283 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	5	4
Additional paid-in-capital	657,232	430,426
Accumulated deficit	(613,734)	(372,373)
Total stockholders’ equity	43,503	58,057
Total liabilities and stockholders’ equity	$307,893	$290,875
The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)
	YEAR ENDED DECEMBER 31,
	2023	2022
Revenue:
License fee revenue	$1,800	$2,178
Grant revenue	—	14
Total revenue	1,800	2,192
Operating expenses:
Research and development	191,640	110,186
General and administrative	29,381	21,123
Total operating expenses	221,021	131,309
Loss from operations	(219,221)	(129,117)
Other income (expense):
Interest expense	(31,840)	(18,181)
Interest income	11,917	2,074
Other income (expense), net	(580)	1
Total other expense	(20,503)	(16,106)
Loss before provision for income taxes	(239,724)	(145,223)
Provision for income taxes	3	3
Loss on equity method investment	1,634	—
Net loss	$(241,361)	$(145,226)
Net loss per share, basic and diluted	$(5.12)	$(3.62)
Weighted-average shares of common stock outstanding, basic and diluted	47,130	40,108
The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands)
	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31, 2021	38,991	$4	$279,526	$(227,147)	$52,383
Stock-based compensation expense	—	—	20,450	—	20,450
Issuance of shares upon exercise of stock options	241	—	2,757	—	2,757
Issuance of shares, net of issuance costs	4,332	—	126,981	—	126,981
Issuance of warrants	—	—	712	—	712
Net loss	—	—	—	(145,226)	(145,226)
Balance as of December 31, 2022	43,564	$4	$430,426	$(372,373)	$58,057
Stock-based compensation expense	—	—	24,846	—	24,846
Issuance of shares upon exercise of stock options	184	—	2,316	—	2,316
Issuance of common stock and pre-funded warrants in private placement, net of issuance costs	3,621	1	199,644	—	199,645
Net loss	—	—	—	(241,361)	(241,361)
Balance as of December 31, 2023	47,369	$5	$657,232	$(613,734)	$43,503
The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.
Consolidated Statements of Cash Flows
(In thousands)
	YEAR ENDED DECEMBER 31,
	2023	2022
Cash flows from operating activities
Net loss	$(241,361)	$(145,226)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,191	1,225
Accretion of debt discount and non-cash interest expense	4,899	3,448
Stock-based compensation expense	24,846	20,450
Non-cash lease expense	1,765	1,621
Loss from equity method investment	1,634	—
Non-cash license revenue	(1,634)	—
Loss on disposal of fixed assets	3	19
Changes in operating assets and liabilities:
Accounts receivable	(535)	130
Receivables from related parties	14	491
Prepaid expenses and other current assets	(10,285)	612
Other non-current assets	—	(1,317)
Accounts payable	2,109	(705)
Accrued expenses	26,071	7,603
Operating lease liability	(1,860)	(1,674)
Deferred revenue, current portion	(166)	(1,868)
Deferred revenue, non-current portion	—	(110)
Net cash used in operating activities	(193,309)	(115,301)
Cash flows from investing activities
Purchase of fixed assets	(4,593)	(686)
Net cash used in investing activities	(4,593)	(686)
Cash flows from financing activities
Proceeds from issuance of common stock and pre-funded warrants in private placement	200,000	—
Issuance costs associated with issuance of common stock and pre-funded warrants in private placement	(355)	—
Proceeds from ATM offering	—	127,371
Costs associated with ATM offering	—	(390)
Proceeds from the issuance of debt	—	128,863
Payment of fees associated with debt	—	(50)
Proceeds from exercise of stock options	2,316	2,757
Net cash provided by financing activities	201,961	258,551
Net increase in cash	4,059	142,564
Cash and cash equivalents at beginning of period	273,865	131,301
Cash and cash equivalents at end of period	$277,924	$273,865
Supplemental disclosure of cash flow information
Cash paid for interest	$26,717	$13,090
Cash paid for income taxes	$3	$4
Supplemental schedule of non-cash investing and financing activities
Payable for purchase of fixed assets	$519	$—
Fair value of warrants issued to lender in conjunction with February 2022 Amendment (as defined in Note 3)	$—	$712
The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.
Notes to Consolidated Financial Statements
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Inhibrx, Inc., or the Company, or Inhibrx, is a clinical-stage biopharmaceutical company focused on developing a broad pipeline of novel biologic therapeutic candidates. The Company combines target biology with protein engineering, technologies, and research and development to design therapeutic candidates. The Company’s current pipeline is focused on oncology and orphan diseases.
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, risks associated with preclinical studies, clinical trials and regulatory applications, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The Company’s therapeutic candidates currently under development will require significant additional research and development efforts, including clinical and preclinical testing and marketing approval prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission, or the SEC, related to an annual report on the Form 10-K.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and have been prepared in conformity with GAAP. All intercompany accounts and transactions have been eliminated in consolidation.
Liquidity
As of December 31, 2023, the Company had an accumulated deficit of $613.7 million and cash and cash equivalents of $277.9 million. From its inception and through December 31, 2023, the Company has devoted substantially all of its efforts to therapeutic drug discovery and development, conducting preclinical studies and clinical trials, enabling manufacturing activities in support of its therapeutic candidates, pre-commercialization activities, organizing and staffing the Company, establishing its intellectual property portfolio and raising capital to support and expand these activities.
In August 2023, the Company received gross proceeds of $200.0 million before deducting $0.4 million of offering expenses payable by the Company in a private placement transaction, or the Private Placement, with certain institutional and other accredited investors, or Purchasers, in which the Company sold and issued 3,621,314 shares of the Company’s common stock and, with respect to certain Purchasers, pre-funded warrants to purchase 6,714,636 shares of the Company’s common stock. See Note 4 for further discussion of this equity offering.
The Company believes that its existing cash and cash equivalents will be sufficient to fund the Company’s operations for at least 12 months from the date these consolidated financial statements are issued. The Company plans to finance its future cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, strategic transactions and other similar arrangements.
If the Company does raise additional capital through public or private equity or convertible debt offerings, the ownership interests of its existing stockholders will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect its stockholders’ rights. If the Company raises capital through additional debt financings, it may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt or making certain capital expenditures. To the extent that the Company raises additional capital through strategic licensing, collaboration or other similar agreement, it may have to relinquish valuable rights to its therapeutic candidates, future revenue streams or research programs at an earlier stage of development or on less favorable terms than it would otherwise choose, or to grant licenses on terms that may not be favorable to the Company. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure adequate additional funding, it will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of its development programs, or relinquish rights to its technology on less favorable terms than it would otherwise choose. These actions could materially impact its business, financial condition, results of operations and prospects.
The rules and regulations of the SEC or any other regulatory agencies may restrict the Company’s ability to conduct certain types of financing activities, or may affect the timing of and amounts it can raise by undertaking such activities.
Use of Estimates
The preparation of these consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The Company’s most significant estimates relate to evaluation of whether revenue recognition criteria have been met, accounting for development work and preclinical studies and clinical trials, determining the assumptions used in measuring stock-based compensation, the incremental borrowing rate estimated in relation to the Company’s operating lease, and valuation allowances for the Company’s deferred tax assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. The Company’s actual results may differ from these estimates under different assumptions or conditions.
Fair Value of Financial Instruments
The Company’s financial instruments consist principally of accounts receivable, investments in debt securities, accounts payable, accrued expense, long-term debt, and warrants. The carrying amounts of financial instruments such as accounts receivable, accounts payable, accrued expense, and investments in debt securities classified as cash equivalents approximate their related fair values due to the short-term nature of these instruments. The carrying value of the Company’s debt approximates fair value due to its interest being reflective of current market rates for debt with similar terms and conditions. The Company’s warrants are equity-classified and carried at the instruments’ fair value upon classification into equity.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash held in financial institutions including readily available checking, overnight sweep and money market accounts, and highly liquid investments in debt securities with an original maturity of three months or less. The Company’s investments in debt securities have consisted of U.S. Treasury Bills, which were recorded at their amortized cost, reflective of the amortization or accretion of premiums or discounts.
As of December 31, 2023, the Company held no investments in debt securities. As of December 31, 2022, these investments were recorded at their amortized cost of $196.3 million, which was adjusted for the amortization or accretion of premiums or discounts.

Concentrations of Credit Risk
Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits by the Federal Deposit Insurance Corporation, or FDIC, of up to $250,000. The Company’s cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds can be used in operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial condition of the depository institutions in which those deposits are held.
The Company continually evaluates its accounts receivable for all outstanding third-party balances to determine the potential exposure to a concentration of credit risk. The Company’s major third-party contracting parties, some of which account for significant balances in both accounts receivable and revenue, are generally large, credit-worthy biotechnology companies and government bodies. The Company assesses the collectability of accounts receivable through a review of its current aging, as well as an analysis of its historical collection rate, general economic conditions, and credit status of these third parties. As of December 31, 2023 and December 31, 2022, all outstanding accounts receivable were deemed to be fully collectible, and therefore, no allowance for doubtful accounts was recorded.
Dividends
As of December 31, 2023, the Company has never declared or paid any dividends on its common stock.
Additionally, the Amended 2020 Loan Agreement limits, among other things, the Company’s ability to pay dividends and make certain other payments. Any future determination to pay dividends on the Company’s common stock will be at the discretion of the Company’s board of directors and will depend upon, among other factors, the results of operations, financial condition, capital requirements, contract restrictions, business prospects and other factors the Company’s board of directors may deem relevant.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The Company estimates useful lives as follows:
•
laboratory and office equipment: three to five years;

•
furniture, fixtures and other: five years; and

•
computer software: three years.

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are expensed in the periods incurred.
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon future cash flows or appraised values, depending on the nature of the asset. The Company recognized no impairment losses during any of the periods presented within its consolidated financial statements.
Leases
The Company has two existing leases for its corporate headquarters in La Jolla, California. Its first lease commenced in June 2018. In May 2019, the Company signed an amendment to its lease agreement to expand the Company’s facilities, which commenced in January 2020 and is accounted for as a separate lease. The Company’s two existing leases are classified as operating leases.
For the long-term operating lease of its corporate headquarters, the Company recognized an operating right-of-use asset and lease liability on its consolidated balance sheet. The lease liability is determined as the present value of future lease payments using an estimated incremental borrowing rate that the Company would have to pay to borrow equivalent funds on a collateralized basis at the lease commencement date. The operating right-of-use asset is based on the liability adjusted for any prepaid or deferred rent. The lease term at the commencement date is determined by considering whether renewal options and termination options are reasonably assured of exercise. Agreements are reviewed at inception to determine if they contain a lease. Leases are reviewed and classified as operating or financing leases at commencement.
The Company has elected to exclude from its consolidated balance sheets recognition of leases having a term of 12 months or less (short-term leases) and has elected not to separate lease components and non-lease components for its long-term operating leases.
Rent expense for the operating leases are recognized on a straight-line basis over the lease term and is included in operating expense in the consolidated statements of operations for all periods presented.
Investment in Phylaxis
The Company uses the equity method of accounting for equity investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. As discussed in Note 6, the Company received an equity investment in the form of a 10% equity interest as consideration in a series of agreements with Phylaxis (as defined below), which was later increased to 15% in the fourth quarter of 2023 following the achievement of a milestone. This equity interest is accounted for as an equity method investment and the Company’s proportionate share of the net income or loss of Phylaxis is included as loss in equity method investment in the consolidated statement of operations. Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company’s ownership interest, representation on the board of directors, legal form of the investee (e.g. limited liability corporation), participation in policy-making decisions, and material purchase and sale transactions.
The investment had been reduced to zero prior to the beginning of 2021 as a result of the allocation of the Company’s share of prior losses of the investee. Following the Company’s increase in equity interest of 5% in the fourth quarter of 2023, the Company established an additional equity method investment and subsequently recorded its proportionate loss as loss in equity method investment in the consolidated statement of operations. Accordingly, the Company’s investment in Phylaxis as of December 31, 2023 and December 31, 2022 is zero.
Fair Value Measurements
The Company determines the fair value measurements of applicable assets and liabilities based on a three-tier fair value hierarchy established by accounting guidance and prioritizes the inputs used in measuring fair value. These tiers include:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
During the years ended December 31, 2023 and December 31, 2022, the Company’s investments in debt securities consisted of U.S. Treasury Bills, which are classified as Level 1 in the fair value hierarchy. Due to the short-term nature of these securities which are classified as cash equivalents, the amortized value approximated fair value and the Company did not remeasure these instruments at fair value. As of December 31, 2023, the Company held no investments in debt securities. The Company’s outstanding debt is classified as Level 2 in the fair value hierarchy. As of December 31, 2023 and December 31, 2022, the Company had no financial instruments measured at fair value on a recurring basis.
Deferred Financing Costs and Other Debt-Related Costs
Deferred financing costs are capitalized, recorded as an offset to the Company’s debt balances and amortized as interest expense over the term of the associated debt instrument using the effective interest method, pursuant to ASC Topic 835-30, Imputation of Interest. If the maturity of the debt is accelerated as a result of default or early debt repayment, the amortization would then be accelerated. Amounts paid related to debt financing activities are presented on the consolidated balance sheet as a direct deduction from the debt liability.
Deferred Offering Costs
The Company capitalizes costs that are directly associated with equity financings until such financings are consummated at which time such costs are recorded against the gross proceeds of the offering.
Legal, accounting, and filing fees related directly to the Company’s Shelf Registration are capitalized as deferred offering costs. Deferred offering costs associated with the Shelf Registration are reclassified to additional paid-in capital when the Company completes offerings under the Shelf Registration. In October 2022, the Company completed an offering under the Shelf Registration and offset $3.0 million of offering costs against the proceeds. In August 2023, the Company completed a private placement offering, under which the Company offset $0.4 million of offering costs against the proceeds. There were no deferred offering costs as of December 31, 2023 or December 31, 2022.
Financial Instruments with Characteristics of Both Liabilities and Equity
The Company accounts for issued warrants either as a liability or equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or ASC 480-10, and ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, or ASC 815-40. Under ASC 480-10, warrants are considered a liability if they are mandatorily redeemable and they require settlement in cash, other assets, or a variable number of shares. If warrants do not meet liability classification under ASC 480-10, the Company considers the requirements of ASC 815-40 to determine whether the warrants should be classified as a liability or as equity. Under ASC 815-40, contracts that may require settlement for cash are liabilities, regardless of the probability of the occurrence of the triggering event. Liability-classified warrants are measured at fair value on the issuance date and at the end of each reporting period. Any change in the fair value of the warrants after the issuance date is recorded in other expense, net in the consolidated statements of operations as a gain or loss. If warrants do not require liability classification under ASC 815-40, in order to conclude warrants should be classified as equity, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity under ASC 815-40 or under another applicable GAAP standard. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. The Company’s outstanding warrants do not meet the requirements for liability classification under ASC-480-10 or ASC-815-40. Therefore, the Company’s outstanding warrants are classified as equity as of and for the years ended December 31, 2023 and December 31, 2022.
Revenue Recognition
The Company has generated revenue from its license and collaboration agreements with partners, as well as from grants from government agencies and private not-for-profit organizations.

Collaborative Research, Development, and License Agreements
The Company enters into collaborative agreements with partners which may include the transfer of licenses, options to license, and the performance of research and development activities. The terms associated with these agreements may include one or more of the following (1) license fees; (2) nonrefundable up-front fees; (3) payments for reimbursement of research costs; (4) payments associated with achieving specific development, regulatory, or commercial milestones; and (5) royalties based on specified percentages of net product sales, if any. Payments received from customers are included in deferred revenue, allocated between current and non-current on the consolidated balance sheet, until all revenue recognition criteria are met.
Typically, license fees, non-refundable upfront fees, and funding of research activities are considered fixed, while milestone payments, including option exercise fees, are identified as variable consideration, which is constrained and excluded from the transaction price. The Company will recognize revenue for sales-based royalty if and when a subsequent sale occurs.
The Company applies significant judgment when making estimates and assumptions under these agreements, including evaluating whether contractual obligations represent distinct performance obligations, including the assessment of whether options represent material rights, determining whether there are observable standalone prices and allocating transaction price to performance obligations within a contract, assessing whether any licenses are functional or symbolic, determining when performance obligations have been met, and assessing the recognition of variable consideration. The Company evaluates each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, performance obligations consisting of a transfer of a license or the achievement of milestones are recognized at a point in time upon the transfer, while performance obligations consisting of research activities are recognized over time using an input method which is representative of the Company’s efforts to fulfill the performance obligation, based on costs incurred with third-parties or internal labor hours performed.
Grant Revenue
The Company has been awarded a grant from the Congressionally Directed Medical Research Program, or CDMRP, funded through the DoD, under which the Company’s internal costs specifically covered by the grant for a specified project are subject to reimbursement when incurred. Since there is no transfer of control of goods or services to the granting agency, revenue is recognized as the Company incurs expenses related to the grant in the gross amount of the reimbursement and costs associated with these reimbursements are reflected as a component of research and development expense in the consolidated statements of operations.
Accrued Research and Development and Clinical Trial Costs
Research and development costs are expensed as incurred based on estimates of the period in which services and efforts are expended, and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on the Company’s behalf, pursuant to development and consulting agreements in place. The Company’s preclinical studies and clinical trials are performed internally, by third party contract research organizations, or CROs, and/or clinical investigators. The Company also engages with contract development and manufacturing organizations, or CDMOs, for clinical supplies and manufacturing scale-up activities related to its therapeutic candidates. Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. The Company accrues these expenses based upon estimates determined by reviewing cost information provided by CROs and CDMOs, other third-party vendors and internal clinical personnel, and contractual arrangements with CROs and CDMOs and the scope of work to be performed. Costs incurred related to the Company’s purchases of in-process research and development for early-stage products or products that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred. Costs incurred related to the licensing of products that have not yet received marketing approval to be marketed, or that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company also follows the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.
The utilization of unused federal and state net operating losses, or NOLs, and research tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the Internal Revenue Code, as amended, or IRC, a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company is in the process of completing a formal study to determine if any ownership changes within the meaning of IRC Section 382 and 383 had occurred and, pending finalization, has not identified any ownership changes as of December 31, 2023. It is possible that the Company may incur ownership changes in the future. If an ownership change occurs, the Company’s ability to use its NOL or tax credit carryforwards may be restricted, which could require the Company to pay federal or state income taxes earlier than would be required if such limitations were not in effect.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted average number of common stock outstanding during the same period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common and common stock equivalents outstanding during the same period. The Company excludes common stock equivalents from the calculation of diluted net loss per share when the effect is anti-dilutive.
The weighted average number of common stock used in the basic and diluted net loss per common stock calculations includes the weighted-average pre-funded warrants outstanding during the period as they are exercisable at any time for nominal cash consideration.
For purposes of the diluted net loss per share calculation, other than pre-funded warrants as discussed above, warrants for purchase of common stock and stock options are considered to be potentially dilutive securities. Accordingly, for the years ended December 31, 2023 and December 31, 2022, there is no difference in the number of shares used to calculate basic and diluted shares outstanding.
Potentially dilutive securities not included in the calculation of diluted net loss per share, because to do so would be anti-dilutive, as weighted based on the period outstanding during each year, are as follows (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Outstanding stock options	6,336	5,018
Warrant to purchase common stock	47	45
	6,383	5,063
Fair Value of Stock-Based Awards
The Company recognizes compensation costs related to stock options based on the estimated fair value of the awards on the date of grant. The Company estimates the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. The Company recognizes forfeitures as they occur.
Other Comprehensive Income
The Company has no material components of other comprehensive loss and accordingly, net loss is equal to comprehensive loss in all periods presented.
Segment Information
The Company operates under one segment which develops biologic therapeutic candidates. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies. The Company believes that the impact of the recently issued accounting pronouncements that are not yet effective will not have a material impact on its consolidated financial condition or results of operations upon adoption.
Adoption of New Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update, or ASU, 2016-13,Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which intends to improve financial reporting by requiring earlier recognition of credit losses on certain financial assets, such as held-to-maturity debt securities. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. The Company adopted ASU 2016-13 as of January 1, 2023, which did not result in a material impact on its consolidated financial statements and related disclosures.
Recently Issued but Not Yet Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the disclosure requirements related to the new standard.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses, including for single reportable segment entities. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is evaluating the disclosure requirements related to the new standard.

2. OTHER FINANCIAL INFORMATION
Prepaid Expense and Other Current Assets
Prepaid expense and other current assets were comprised of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Clinical drug substance and product manufacturing(1)	$9,888	$1,171
Clinical trials(2)	5,409	4,294
Licenses	728	493
Outside research and development services(3)	265	232
Other	366	181
Prepaid expense and other current assets	$16,656	$6,371

(1)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(2)
Relates primarily to the Company’s prepayments to third-party CROs for management of clinical trials and prepayments for drug supply to be used in combination with the Company’s therapeutics. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(3)
Relates to the Company’s usage of third parties for other research and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

Property and Equipment, Net
Property and equipment, net were comprised of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Machinery and equipment	$8,480	$7,023
Furniture, fixtures and other	540	524
Leasehold improvements	441	441
Computer software	53	53
Construction in process(1)	3,592	—
Total property and equipment	13,106	8,041
Less: accumulated depreciation and amortization	(6,687)	(5,540)
Property and equipment, net	$6,419	$2,501

(1)
As of December 31, 2023, consists of renovations to the Company’s office space and software not yet placed in service.

Depreciation and amortization expense totaled $1.2 million for each of the years ended December 31, 2023 and December 31, 2022, and consisted of the following (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Research and development	$992	$1,003
General and administrative	199	222
Total depreciation and amortization expense	$1,191	$1,225
Accrued Expenses
Accrued expenses were comprised of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Clinical drug substance and product manufacturing(1)	$22,805	$5,381
Clinical trials(2)	9,224	4,527
Compensation expense	6,506	3,374
Interest expense	2,348	2,124
Other outside research and development(3)	1,129	1,164
Professional fees	780	428
Other	503	226
Accrued expenses	$43,295	$17,224

(1)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts. See Note 1 for further discussion of the components of research and development.

(2)
Relates primarily to the Company’s usage of third-party CROs for management of clinical trials. See Note 1 for further discussion of the components of research and development.

(3)
Relates to the Company’s usage of third parties for other research and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

3. DEBT
2020 Loan Agreement
In July 2020, the Company entered into a loan and security agreement, or the 2020 Loan Agreement, with Oxford Finance LLC, or Oxford, pursuant to which it received $10.0 million in gross proceeds, or Term A. The 2020 Loan Agreement was subsequently amended in November 2020, or the November 2020 Amendment, upon which a second tranche in an aggregate principal amount of $20.0 million was funded, or Term B, and in June 2021, or the June 2021 Amendment, upon which a third tranche in an aggregate principal amount of $40.0 million was funded, or Term C.
In February 2022, the Company entered into an additional amendment, or the February 2022 Amendment, to the 2020 Loan Agreement, collectively, the Amended 2020 Loan Agreement, upon which the Company received gross proceeds of $40.0 million, or Term D. The February 2022 Amendment also provided for an increase in the interest rate and for three future tranches of debt to be funded upon the achievement of certain milestones. In June 2022, the Company received additional gross proceeds of $30.0 million, or Term E, following the initiation of part 4 of the Phase 1 clinical trial of INBRX-105, as well as an additional $30.0 million in gross proceeds, or Term F, following the receipt of positive topline data from the Phase 1 clinical trial of INBRX-101.

In October 2022, the Company entered into an amendment to the Amended 2020 Loan Agreement, or the October 2022 Amendment. The October 2022 Amendment amended the milestone terms of the last remaining tranche, Term G, under the Amended 2020 Loan Agreement to provide for the funding of $30.0 million upon the announcement of the regulatory path for INBRX-101 rather than upon the initiation of a potentially registration-enabling clinical trial of INBRX-101. In October 2022, the Company met this milestone and drew the final tranche for additional gross proceeds of $30.0 million.
The Company determined the November 2020, June 2021, February 2022, and October 2022 Amendments should be treated as modifications of the original 2020 Loan Agreement since the terms and resulting cash flows were not substantially changed upon each of the amendments. The Company will continue to amortize the existing debt discounts prior to modification through the Amended Maturity Date (as defined below).
As of July 1, 2023, a LIBOR Transition Event, as defined in the Amended 2020 Loan Agreement, occurred, and pursuant to the Amended 2020 Loan Agreement, Oxford selected a LIBOR Replacement Rate, as defined in the Amended 2020 Loan Agreement, replacing the 30 day U.S. Dollar London InterBank Offered Rate with the 1-Month Chicago Mercantile Exchange term secured overnight financing rate, or 1-Month CME Term SOFR, causing an amendment to the interest rate of the Company’s outstanding loans. No other terms were changed. The Company has elected the optional expedient under ASC Topic 848-20 and therefore deemed the modification to not be substantial.
As of December 31, 2023, the Company has $200.0 million in gross principal outstanding in term loans under the Amended 2020 Loan Agreement. The outstanding term loans will mature on January 1, 2027, or the Amended Maturity Date, and bear interest at a floating per annum rate equal to the greater of (1) 8.30% or (2) the sum of (i) the 1 Month CME Term SOFR on the last business day of the month that immediately precedes the month in which the interest will accrue, (ii) 0.10%, and (iii) 8.19%. Under the Amended 2020 Loan Agreement, the repayment schedule provides for interest-only payments through February 1, 2025, followed by 23 months of principal and interest payments. In the event of a qualifying financing event in which the Company raises at least $100.0 million in upfront licensing or partnership proceeds by February 2025, the interest-only period may be extended an additional 12 months through February 1, 2026, which would then be followed by 11 months of equal payments of principal plus interest, beginning on March 1, 2026. Upon the Amended Maturity Date, a final payment of 9.0% of the original principal amount will be due to Oxford. This final payment of $18.0 million is being accreted over the life of the Amended 2020 Loan Agreement using the effective interest method. The Company has the option to prepay the outstanding balance of the term loans in full prior to the Amended Maturity Date, subject to a prepayment fee ranging from 1.0% to 3.0%, depending upon the timing of the prepayment.
The Company’s outstanding debt balance under the Amended 2020 Loan Agreement consisted of the following as of December 31, 2023 and December 31, 2022 (in thousands).
	AS OF DECEMBER 31,
	2023	2022
Term A	$10,900	$10,900
Term B	21,800	21,800
Term C	43,600	43,600
Term D	43,600	43,600
Term E	32,700	32,700
Term F	32,700	32,700
Term G	32,700	32,700
Less: debt discount	(11,032)	(15,931)
Long-term debt, including debt discount and final payment fee	$206,968	$202,069

As of December 31, 2023, and unless extended in accordance with the terms described above, the Company’s interest-only period will continue through February 2025, with principal payments beginning in March 2025. Future principal payments and final fee payments will be made as follows (in thousands):
AS OF DECEMBER 31, 2023
2025	$86,956
2026	104,348
2027	26,696
Total future minimum payments	218,000
Less: unamortized debt discount	(11,032)
Total debt	$206,968
The Company’s obligations under the Amended 2020 Loan Agreement are secured by a first priority security interest of substantially all of the Company’s assets with a positive lien on intellectual property. The Amended 2020 Loan Agreement includes customary events of default, including instances of a material adverse change in the Company’s operations, that may require prepayment of the outstanding term loans. Additionally, following the June 2021 Amendment, the Amended 2020 Loan Agreement requires the Company to maintain a minimum cash balance of $20.0 million. As of December 31, 2023, the Company is in compliance with all covenants under the Amended 2020 Loan Agreement and has not received any notification or indication from Oxford of an intent to declare the loan due prior to maturity.
Concurrently with the February 2022 Amendment, the Company issued 40,000 warrants to Oxford to purchase shares of the Company’s common stock at an exercise price of $45.00. Upon issuance, the warrants were classified as equity and recorded at their fair value of $0.7 million. See Note 4 for further discussion of these warrants.
Interest Expense
Interest expense is calculated using the effective interest method and is inclusive of non-cash amortization of the debt discount and accretion of the final payment. During the year ended December 31, 2023, interest expense was $31.8 million, $4.9 million of which related to non-cash amortization of the debt discount and accretion of the final payment. During the year ended December 31, 2022, interest expense was $18.2 million, $3.4 million of which related to non-cash amortization of the debt discount and accretion of the final payment.
4. STOCKHOLDERS’ EQUITY
Open Market Sale Agreement
In September 2021, the Company entered into the Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or the Sales Agent, under which it may, from time to time, sell shares of its common stock having an aggregate offering price of up to $200.0 million through the Sales Agent, or the ATM Offering. Pursuant to the Sales Agreement, the Company paid the Sales Agent a commission for its services in acting as an agent in the sale of common stock in an amount equal to 3% of the gross sales price per share sold, which was amended to 2% of the total sales price per share sold during 2022.
During the year ended December 31, 2022, the Company sold 4,332,354 shares pursuant to the Sales Agreement for net proceeds of $127.4 million, after deducting commissions of $2.6 million. In connection with the ATM Offerings during the year ended December 31, 2022, the Company incurred an additional $0.4 million of expenses which were offset against the proceeds of the offering. During the year ended December 31, 2023, the Company did not issue any shares under the Sales Agreement.
Securities Purchase Agreement
In August 2023, the Company entered into a Securities Purchase Agreement, as amended, or the Purchase Agreement, with the Purchasers, pursuant to which the Company sold and issued 3,621,314 shares of the Company’s common stock for $19.35 per share and, with respect to certain Purchasers, pre-funded warrants to purchase 6,714,636 shares of the Company’s common stock in the Private Placement. The purchase price of the pre-funded warrants was $19.3499 per pre-funded warrant, with an exercise price of $0.0001 per share. The Company received gross proceeds of $200.0 million from the Private Placement, before deducting $0.4 million of offering expenses payable by the Company. The pre-funded warrants are equity-classified and carried at the instruments’ fair value upon issuance. The pre-funded warrants are exercisable upon issuance pursuant to certain beneficial ownership limitations as defined in the Purchase Agreement and will expire when exercised in full. As of December 31, 2023, all pre-funded warrants are still outstanding.
Warrants Issued in Connection with Amended 2020 Loan Agreement
As of December 31, 2023, the following equity-classified warrants were outstanding, in addition to the pre-funded warrants discussed above:
Expiration Date	Shares of Common Stock Issuable Upon Exercise of Warrants	Exercise Price per Share
July 15, 2030	7,354	$17.00
February 18, 2032	40,000	$45.00
The Company’s warrants are equity-classified and carried at the instruments’ fair value upon classification into equity, with no subsequent remeasurements.
Common Stock Reserved for Future Issuance
Common stock reserved for future issuance as of December 31, 2023 and December 31, 2022 consist of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Options to purchase common stock issued and outstanding	6,494	5,305
Shares available for future equity grants	533	162
Pre-funded warrants issued and outstanding	6,715	—
Warrants issued and outstanding	47	47
Total common stock reserved for future issuance	13,789	5,514
5. EQUITY COMPENSATION PLAN
Stock Incentive Plan
The Company’s share-based compensation plan, the Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan, or the 2017 Plan, provides for the issuance of incentive stock options, restricted and unrestricted stock awards, and other stock-based awards. As of December 31, 2023, an aggregate of 7.8 million shares of common stock were authorized for issuance under the 2017 Plan, of which 0.5 million remain available for issuance.
Stock Option Activity
The Company recognizes compensation costs related to stock-based awards, including stock options, based on the estimated fair value of the awards on the date of grant. The Company grants options with an exercise price equal to the fair market value of the Company’s stock on the date of the option grant. The options are subject to four-year vesting with a one-year cliff and have a contractual term of 10 years.

A summary of the Company’s stock option activity under its 2017 Plan for the year ended December 31, 2023 is as follows (in thousands, except for per share data and years):
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2022	5,305	$22.95
Granted	1,615	$22.98
Forfeited	(242)	$23.88
Exercised	(184)	$12.59
Outstanding as of December 31, 2023	6,494	$23.22	7.6	$96,548
Vested and exercisable as of December 31, 2023	3,322	$21.80	6.6	$54,101
The aggregate intrinsic value of stock options exercised during the years ended December 31, 2023 and December 31, 2022 was $2.1 million and $3.7 million, respectively. Aggregate intrinsic value of stock options exercised and outstanding is calculated using the fair value of common stock on the date of exercise and as of December 31, 2023, respectively. The total fair value of stock options vested during the years ended December 31, 2023 and December 31, 2022 was $24.9 million and $25.0 million, respectively.
Stock-Based Compensation Expense
Stock options are valued using the Black-Scholes Merton option pricing model on the date of grant. This option pricing model involves a number of estimates, including the expected lives of the stock options, the Company’s anticipated stock volatility, and interest rates. Stock-based compensation expense is recognized using the straight-line method over the vesting period.
The weighted-average assumptions used by the Company to estimate the fair value of stock option grants using the Black-Scholes option pricing model, as well as the resulting weighted-average fair value for the years ended December 31, 2023 and December 31, 2022 were as follows.
	YEAR ENDED DECEMBER 31,
	2023	2022
Risk-free interest rate	3.77%	2.63%
Expected volatility	84.31%	85.26%
Expected dividend yield	—%	—%
Expected term	6.08	6.08
Weighted average fair value	$16.88	$17.72
The Company determines the assumptions used in the option pricing model in the following manner:
Risk-Free Interest Rate — For the determination of the risk-free interest rates, the Company utilizes the U.S. Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption.
Expected Volatility — Due to the Company’s limited historical stock price volatility data indicative of the expected future volatility, the Company based its estimate of expected volatility on the estimated and expected volatilities of a guideline group of publicly traded companies. For these analyses, the Company selected companies with comparable characteristics including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of its stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available, or until the volatility of the Company’s market-traded shares best represents its expected volatility.
Expected Dividend — The expected dividend yield is assumed to be zero since the Company has never paid dividends and does not have current plans to pay any dividends on its common stock.
Expected Term — The Company estimates the expected term of its stock options granted to employees and non-employee directors using the simplified method, whereby, the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method since it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.
Fair Value — The fair value of the Company’s common stock is determined based on its closing market price on the date of the grant. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of its common stock underlying those options on the grant date.
Stock-based compensation expense for stock options consisted of the following (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Research and development	$16,630	$14,513
General and administrative	8,216	5,937
Total stock-based compensation expense	$24,846	$20,450
As of December 31, 2023, the Company had $51.8 million of total unrecognized stock-based compensation expense related to its stock options, which is expected to be recognized over a weighted-average period of 2.5 years.
6. LICENSE AND GRANT REVENUES
The following table summarizes the total revenue recorded in the Company’s consolidated statements of operations (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
License fee revenue
Phylaxis BioScience, LLC	$1,634	$1,101
Chiesi Farmaceutici S.p.A.	166	877
2seventy bio, Inc.	—	200
Total license fee revenue	1,800	2,178
Grant revenue
Congressionally Directed Medical Research Program	—	14
Total grant revenue	—	14
Total revenue	$1,800	$2,192
License and Collaboration Agreements
Phylaxis Agreements
In July 2020, the Company entered into a joint venture with Phylaxis BioScience, LLC, or Phylaxis. In connection with the joint venture, the Company entered into the following agreements: Contribution

Agreement, License Agreement, Limited Liability Company Agreement, and Master Services Agreement, or collectively the Phylaxis Agreements, pursuant to which the Company licensed certain intellectual property and know-how to Phylaxis and agreed to provide services to develop certain compounds. The Company received $5.0 million in nonrefundable, upfront payments from Phylaxis under the Master Services Agreement, or the MSA. In addition, upon closing, the Company received a 10% equity interest in Phylaxis as consideration for the contribution of the license of the Company’s intellectual property and know-how. Pursuant to the terms of the Phylaxis Agreements, during the fourth quarter of 2023, the Company received an additional 5% equity interest in Phylaxis following the achievement of a milestone event. Under the License Agreement, the Company is also entitled to specified development and commercialization milestone payments of up to an aggregate of $225.0 million and $175.0 million, respectively. The Company is also entitled to share in a percentage of the profits of Phylaxis under the Limited Liability Company Agreement.
The Company recognized the initial transaction price of $5.5 million, comprised of the $5.0 million in upfront payments and the fair value of the 10% equity interest of $0.5 million, over the period of performance of development services on the two compounds. During the third quarter of 2022, the Company fulfilled this performance obligation in full and recognized all remaining deferred revenue under this contract.
During the fourth quarter of 2023, the Company transferred a second generation compound to Phylaxis, which was a milestone event under the agreements. Upon transfer, the Company received an additional 5% equity interest in Phylaxis, which has a fair value of $1.6 million. The Company recognized the fair value of the 5% equity interest as revenue and accounted for the investment under the equity method. In order to determine the fair value of the equity interest in Phylaxis upon this milestone, the Company utilized the investee’s independent valuations based on recent financings from third party investors at fair market value.
During the years ended December 31, 2023 and December 31, 2022, the Company recognized $1.6 million and $1.1 million of revenue under the Phylaxis agreements. As of December 31, 2023 and December 31, 2022, the Company had no deferred revenue related to this agreement.
Chiesi
In May 2019, the Company entered into an Option Agreement, as amended by the First Amendment to Option Agreement, dated August 19, 2019, or the Chiesi Option Agreement, with Chiesi Farmaceutici S.p.A., or Chiesi, pursuant to which the Company granted to Chiesi an exclusive option to obtain an exclusive license to develop and commercialize INBRX-101 outside of the United States and Canada. Additionally, the Chiesi Option Agreement provided Chiesi with a right of negotiation for INBRX-101 development and commercialization rights in the United States and Canada in the event that the Company engages in discussions with any third parties for such rights during the term of the Chiesi Option Agreement. Under the terms of the Chiesi Option Agreement, the Company received a one-time, non-refundable option initiation payment of $10.0 million in August 2019.
The Company identified one performance obligation as of the effective date of the Chiesi Option Agreement, which is to perform research and development services for Chiesi during the option period, which would continue (unless the Chiesi Option Agreement is terminated earlier by Chiesi or the Company) until 60 days following the last to occur of (i) the Company’s delivery to Chiesi of the trial phase data for the first Phase I Clinical Trial, (ii) the Company’s delivery to Chiesi of the finalized minutes from the definitive U.S. Food and Drug Administration, or FDA, scientific advice meeting conducted following completion of such Phase I Clinical Trial, and (iii) the Company’s delivery to Chiesi of the finalized minutes from the definitive parallel European Medicines Agency health technology assessment, or EMA-HTA, scientific advice meeting conducted following completion of such Phase I Clinical Trial. The Company determined that the option to grant a license in the future is not a material right.
On July 24, 2023, the Company provided a copy of the European Medicines Agency, or EMA, scientific advice to Chiesi upon receipt, which fulfilled the necessary deliverables to Chiesi and triggered the start of its 60-day option period window. On September 18, 2023, the Company was notified that Chiesi declined to exercise its option, resulting in the expiration of the Chiesi Option Agreement (upon the lapse of the option period), and with the Company retaining global rights to develop and commercialize INBRX-101.

The $10.0 million upfront payment was allocated to the single performance obligation. Revenue is recognized over time as services are performed during the option period, based on the Company’s effort to satisfy the performance obligation relative to the total expense estimated to be incurred during the option period. During the years ended December 31, 2023 and December 31, 2022, the Company recognized $0.1 million and $0.9 million in revenue related to this agreement, respectively. As of December 31, 2023, the Company has no deferred revenue related to this agreement. As of December 31, 2022, the Company had $0.1 million current deferred revenue related to this agreement.
2seventy bio, Inc.
In June 2020, the Company entered into an Option and License Agreement with bluebird, pursuant to which the Company granted to bluebird exclusive worldwide rights to develop binders and cell therapy products containing single domain antibodies, or sdAbs, directed to specified targets, consisting of two initial programs and up to an additional 8 programs. The Company retains all rights to the specific sdAbs outside of the cell therapy field. In November 2021, this agreement, or the 2020 2seventy Agreement, was assigned to 2seventy bio, Inc., or 2seventy, in connection with bluebird’s internal restructuring and subsequent spin-out of 2seventy.
In June 2020, the Company received a non-refundable upfront option fee of $0.2 million in connection with each of the two initial programs, or $0.4 million in aggregate, and is entitled to an upfront option fee for each additional program, on a program-by-program basis. In June 2022, 2seventy selected a third program and paid a non-refundable upfront option fee of $0.2 million in exchange for a development license. Under each of the three programs, the Company has granted an option in which 2seventy may acquire an exclusive license with respect to all binders and cell therapy products developed under this agreement, which entitles the Company to additional fees upon exercise of the option. In connection with each program for which 2seventy exercises its option, 2seventy will be required to pay the Company a one-time, non-refundable, non-creditable fee in the low-single-digit millions. The Company is also entitled to receive certain developmental milestone payments of up to an aggregate of $51.5 million per therapeutic, as well as percentage tiered royalties on future product sales with rates in the mid-single-digits. Due to the uncertainty in the achievement of the developmental milestones and future sales, the variable consideration associated with the future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates will be re-assessed at each reporting period. As of December 31, 2023, 2seventy has exercised one of its options and declined one of its options as related to the two initial programs, while the third program option remains outstanding.
As of the effective date of the 2020 2seventy Agreement, the Company identified one performance obligation, which was the transfer of the exclusive development license to bluebird for the two initial programs. The Company determined that the option granted for an exclusive license in the future was not a material right. For the eight programs not identified upon execution of the contract, the Company evaluated the customer option for additional purchases and determined that those options for additional programs did not constitute material rights nor variable consideration. As additional programs are identified, the Company re-assesses its performance obligations and transaction price accordingly.
In June 2022, pursuant to the terms regarding the addition of new programs in the 2020 2seventy Agreement, the Company received a $0.2 million upfront option fee related to the selection of a third program and transferred the related know-how and development license. The Company recognized the $0.2 million of revenue at the point in time in which the program was added and the program term began.
During the year ended December 31, 2022, the Company recognized $0.2 million of revenue related to this agreement. The Company did not recognize any revenue related to this agreement during the year ended December 31, 2023.
Government Grants
Grant revenue was recognized in accordance with the Company’s stated methodology discussed in Note 1.

CDMRP funded through the DoD
In February 2021, the Company was awarded a grant from the DoD in the amount of approximately $0.3 million for the development of sdAb based therapeutics targeting SARS-CoV-2 Spike protein for the treatment of COVID-19, or the 2021 DoD grant. Work under the grant began in February 2021 and continued through February 2022.
Revenue from this grant is based upon internal and subcontractor costs incurred by the Company that are specifically covered by the grants, and where applicable, an additional facilities and administrative rate that provided funding for overhead expenses. Revenue is recognized when the Company incurs these covered expenses related to the grant’s continued progression. The Company submits requests for reimbursement to the DoD for only those expenses which have been incurred by the Company in each period, resulting in reimbursement in arrears.
During the year ended December 31, 2022, $14,000 was recognized as revenue under the grant. All work was completed during the year ended December 31, 2022. No revenue was recognized under the grant during the year ended December 31, 2023.
7. INCOME TAXES
The components of income tax expense (benefit) were as follows for the years ended December 31, 2023 and December 31, 2022, respectively (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Current expense:
State	$3	$3
Total current expense	$3	$3
The provision for the years ended December 31, 2023 and December 31, 2022 was related to state income taxes.
A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to the loss from operations is summarized for the years ended December 31, 2023 and December 31, 2022 as follows (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Expected income tax benefit at federal statutory rate	$(50,684)	$(30,497)
State income tax expense (benefit), net of federal benefit	(3,568)	(2,495)
Permanent items	1,524	583
R&D credits	(2,322)	(1,261)
Unrecognized tax benefits (FIN 48)	1,054	751
Return to provision true-ups	(420)	(135)
Valuation allowance	54,419	33,057
Income tax expense	$3	$3
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

The components of net deferred income taxes were as follows (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Deferred income tax assets
Net operating loss carryforward	$68,254	$52,970
Research and development credits	12,648	9,728
Intangibles	3,289	3,684
Accruals	1,412	696
Stock compensation	8,581	5,130
Capitalized research and development costs	51,772	19,585
Deferred revenue	—	37
Operating lease liabilities	697	1,118
Other	10	—
Gross deferred tax assets	146,663	92,948
Less: Valuation allowance	(146,005)	(91,586)
Total deferred tax assets	658	1,362
Deferred income tax liabilities
Fixed assets	(10)	(35)
Operating lease right-of-use assets	(648)	(1,048)
Other	—	(279)
Total deferred tax liabilities	(658)	(1,362)
Net deferred tax assets (liabilities)	$—	$—
As of December 31, 2023, the Company had unused federal and state NOL carryforwards of approximately $305.1 million and $65.3 million, respectively. The federal NOL carryforwards may be carried forward indefinitely but are only available to offset up to 80% of pre-NOL taxable income each year. The state NOL carryforwards will begin to expire in 2038, if not utilized. As of December 31, 2023, the Company also had federal and state research tax credit carryforwards of $12.4 million and $6.2 million, respectively. The federal research tax credit carryforwards begin to expire in 2038, while the state carryforwards have no expiration.
The utilization of NOL and research tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the IRC, a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company is in the process of completing a formal study to determine if any ownership changes within the meaning of IRC Section 382 and 383 had occurred and, pending the finalization of the study, has not identified any ownership changes as of December 31, 2023. It is possible that the Company may incur additional ownership changes in the future. If an ownership change has occurred, the Company’s ability to use its NOL or tax credit carryforwards may be restricted, which could require the Company to pay federal or state income taxes earlier than would be required if such limitations were not in effect.
The Company has established a full valuation allowance against its deferred tax assets due to uncertainties that preclude it from determining that it is more likely than not that the Company will be able to generate sufficient taxable income to realize such assets. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence such as the Company’s projections for future growth. Based on this evaluation, as of December 31, 2023, a valuation allowance of $146.0 million has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as estimates of future taxable income during carryforward periods and the Company’s projections for growth.
The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.
The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Beginning balance	$3,597	$2,846
Increases related to current year tax positions	1,054	751
Ending balance	$4,651	$3,597
As of December 31, 2023, the Company had gross unrecognized tax benefits of $4.7 million, none of which would affect the effective tax rate due to the existence of a full valuation allowance. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months. The Company’s policy is to recognize the interest expense and/or penalties related to income tax matters as a component of income tax expense. The Company had no accrual for interest or penalties on its consolidated balance sheets as of December 31, 2023 or December 31, 2022, and has not recognized interest and/or penalties in its consolidated statements of operations for the years ended December 31, 2023 and December 31, 2022 as the unrecognized tax benefits relate to tax positions for which no cash tax liability has been reduced.
The Company is subject to income taxes in the United States and various state jurisdictions. The Company’s tax years from 2019 and forward are subject to examination by the United States and state tax authorities. The Company has not been, nor is it currently, under examination by the U.S. federal or any state tax authority.
8. LEASES
Operating Leases
In September 2017, the Company entered into a seven-year lease agreement as its sole location in La Jolla, California. The lease expires in June 2025 with an option to extend the lease an additional five years, which is not included in the right-of-use asset and lease liabilities. The lease contained an initial base rent of approximately $0.1 million per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which to be determined annually.
In May 2019, the Company executed an amendment to its lease agreement to expand its facilities and began occupying this space in January 2020. The amended lease terminates coterminously with the initial lease agreement and contains an initial base rent of approximately $30,000 per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which is to be determined annually.

The operating right-of-use asset and operating lease liability as of December 31, 2023 and December 31, 2022 are as follows (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Operating right-of-use asset	$2,952	$4,717
Operating lease liability
Current	2,063	1,860
Non-current	1,110	3,173
Total operating lease liability	$3,173	$5,033
During the years ended December 31, 2023 and December 31, 2022, the Company recognized operating lease expense of $3.7 million and $3.4 million, respectively. During each of the years ended December 31, 2023 and December 31, 2022, the Company paid $2.2 million for amounts included in the measurement of the operating lease liability in each period.
As of December 31, 2023 and December 31, 2022, the Company’s operating lease had a remaining term of 1.5 and 2.5 years, respectively. The Company discounts its lease payments using its incremental borrowing rate as of the commencement of the lease. The Company has determined a weighted-average discount rate of 8.2% as of December 31, 2023 and December 31, 2022.
Future minimum rental commitments for the Company’s operating leases reconciled to the operating lease liability are as follows (in thousands):
AS OF DECEMBER 31, 2023
2024	$2,247
2025	1,137
Total future minimum lease payments	$3,384
Less: imputed interest	(211)
Present value of operating lease liability	3,173
Less: current portion of operating lease liability	(2,063)
Non-current portion of operating lease liability	$1,110
9. COMMITMENTS AND CONTINGENCIES
Litigation
Other than as described below, the Company is not party to any material legal proceedings. From time to time, it may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on the Company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.
I-Mab Litigation
On March 1, 2022, I-Mab Biopharma, or I-Mab, filed a lawsuit against the Company and Brendan Eckelman, the Company’s co-founder and Chief Scientific Officer, in the United States District Court for the District of Delaware, C.A. No. 22-00276-CJB, asserting claims for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness for Tracon Pharmaceuticals, Inc., or Tracon, in Tracon’s arbitration against I-Mab. The case is currently in the discovery process.
Inhibrx is unable to reasonably estimate possible damages or a range of possible damages in this matter given the uncertainty and therefore has not recorded a liability on its books as of December 31, 2023.

Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. In some cases, the indemnification obligation will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. In addition, the Company has entered into indemnification agreements with its directors and certain officers that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no demands have been made upon the Company to provide indemnification under these agreements, and thus, there are no indemnification claims that the Company is aware of that could have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations, or consolidated statements of cash flows.
Purchase Commitments
The Company has several ongoing contracts with CROs for preclinical studies and clinical trials and with CDMOs for clinical supplies and manufacturing scale-up activities. While these contracts are generally cancellable, some may contain specific activities that involve one or more noncancellable commitments, including minimum purchase commitments, binding annual forecasts, and capital equipment investments. Additionally, depending on the timing and reasoning of the exit, certain termination penalties may apply and can range from cost of work performed to date and up to twelve months of future committed manufacturing costs. As of December 31, 2023 and December 31, 2022, the noncancellable portion of these contracts total in aggregate, excluding amounts paid or incurred at each respective date, approximately $62.8 million and $74.8 million, respectively. The noncancellable purchase commitments as of December 31, 2023 relate to the purchase of raw materials and future contract manufacturing of drug supply for INBRX-101. During the years ended December 31, 2023 and December 31, 2022, the Company incurred $44.5 million and $0.3 million of expenses related to its non-cancellable purchase agreements, respectively.
Other Commitments
Additionally, as of December 31, 2023 and December 31, 2022, Mark P. Lappe, the Company’s Chief Executive Officer, Brendan P. Eckelman, the Company’s Chief Scientific Officer, and Kelly D. Deck, the Company’s Chief Financial Officer, and certain other members of management have agreements that provide for severance compensation in the event of termination or a change in control.
Contingencies
In connection with its proposed Merger (as defined below), the Company engaged legal counsel under a contingent fee arrangement. Under this agreement, the Company is obligated to pay a fee of $20.0 million, contingent upon the consummation of the proposed transaction. In the event the Merger is not completed, the Company does not owe any fees to its legal counsel. The Company will incur these costs in full upon the consummation of the Merger, if and when it is completed, and has not incurred any portion of this fee as of December 31, 2023.
10. SUBSEQUENT EVENTS
The Company evaluated subsequent events to assess the need for potential recognition or disclosure in this report. Based upon this evaluation, it was determined that no additional subsequent events required recognition or disclosure in these consolidated financial statements, other than disclosures related to those outlined below.
Merger and Spin-Off
On January 22, 2024, the Company, Aventis Inc., or Parent, a wholly owned indirect subsidiary of Sanofi, and Art Acquisition Sub, Inc., or the Merger Sub, a wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger, or the Merger Agreement. Pursuant to the terms of the Merger Agreement, Parent will acquire all outstanding shares of the Company via the merger of Merger Sub with and into the Company, or the Merger, with the Company surviving the Merger as a wholly owned subsidiary of Parent, and in turn each shareholder will receive (i) $30.00 per share in cash, (ii) one contingent value right per share, representing the right to receive a contingent payment of $5.00 in cash upon the achievement of a regulatory milestone, and (iii) one SEC-registered, publicly listed, share of Inhibrx Biosciences, Inc., or New Inhibrx, for every four shares of Inhibrx common stock held. In addition, in connection with the transaction, Parent will (1) assume and retire the Company’s outstanding third-party debt, (2) cause New Inhibrx to be funded with $200.0 million in cash and (3) retain an equity interest in New Inhibrx of approximately 8%.
In connection with and as a condition to the Merger, the Company and New Inhibrx entered into a Separation and Distribution Agreement, dated as of January 22, 2024, or the Separation and Distribution Agreement, pursuant to which, immediately prior to the effective time of the Merger: (i) the Company will effect a pre-closing reorganization, which will result in (x) the Company owning, assuming or retaining all assets and liabilities primarily related to INBRX-101, or the 101 Business, and (y) New Inhibrx owning, assuming or retaining all other assets and liabilities of the Company and its subsidiaries; and (ii) thereafter, the Company will distribute to its stockholders as of the record date on a pro rata basis, 92% of the issued and outstanding shares of New Inhibrx common stock, at a ratio of one share of New Inhibrx common stock for every four shares of the Company’s issued and outstanding common stock held on the record date. Following the spin-off, New Inhibrx will be a separate public company and the Company will retain 8% of the issued and outstanding shares of New Inhibrx common stock as of the effective time of the spin-off.
The boards of directors of both the Company and Sanofi have unanimously approved the spin-off and the Merger. Parent will pay transaction consideration totaling approximately $2.2 billion in aggregate value. Parent will also make payments at the closing of the Merger to settle the Company’s third-party debt. Following the closing of the Merger, New Inhibrx will continue to operate under the Inhibrx name. Parent’s acquisition of the Company is subject to the completion of the New Inhibrx spin-off transaction and other customary closing conditions, including receipt of regulatory approvals and approval by the Company’s shareholders. The companies currently expect the transaction to close in the second quarter of 2024.
The Merger Agreement contains certain termination rights for each of the Company and Parent. Upon termination of the Merger Agreement in accordance with its terms, under certain circumstances, the Company will be required to pay Parent a termination fee in an amount equal to $54.5 million, including if the Merger Agreement is terminated due to (i) the Company accepting a Superior Proposal (as defined in the Merger Agreement) or (ii) the Board changing its recommendation that stockholders vote to approve the Merger Agreement. This termination fee will also be payable by the Company if the Merger Agreement is terminated under certain circumstances and prior to such termination, a proposal to acquire the 101 Business or more than 50% of the Company’s stock or assets is made or publicly announced and not publicly withdrawn and the Company enters into a definitive agreement for, or completes, any transaction involving the acquisition of the 101 Business or more than 50% of its stock or assets within twelve months of such termination. The Merger Agreement also provides that Parent will be required to pay the Company a reverse termination fee of $92.1 million if the Merger is not consummated due to the failure of certain conditions to be satisfied as a result of failure to obtain antitrust clearance.

INHIBRX BIOSCIENCES
(A Business of Inhibrx, Inc.)
CONSDENSED COMBINED BALANCE SHEETS
(In thousands)
(Unaudited)
	MARCH 31, 2024	DECEMBER 31, 2023
Assets
Current assets:
Accounts receivable	$171	$171
Other receivables	133	607
Prepaid expenses and other current assets	13,879	12,687
Total current assets	14,183	13,465
Property and equipment, net	6,966	6,419
Operating right-of-use asset	2,487	2,952
Other non-current assets	4,586	3,164
Total assets	$28,222	$26,000
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$12,367	$8,311
Accrued expenses	23,947	22,489
Current portion of operating lease liability	2,117	2,063
Total current liabilities	38,431	32,863
Non-current portion of operating lease liability	561	1,110
Total liabilities	38,992	33,973
Commitments and contingencies (Note 4)
Stockholders’ equity
Net parent investment	(10,770)	(7,973)
Total equity	(10,770)	(7,973)
Total liabilities and equity	$28,222	$26,000
The accompanying notes are an integral part of these condensed combined financial statements.

INHIBRX BIOSCIENCES
(A Business of Inhibrx, Inc.)
CONDENSED COMBINED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Operating expenses:
Research and development	$40,432	$34,207
General and administrative	8,782	5,334
Total operating expenses	49,214	39,541
Loss from operations	(49,214)	(39,541)
Other income (expense):
Other expense, net	(59)	(70)
Total other expense	(59)	(70)
Loss before income tax expense	(49,273)	(39,611)
Net loss	$(49,273)	$(39,611)
The accompanying notes are an integral part of these condensed combined financial statements.

INHIBRX BIOSCIENCES
(A Business of Inhibrx, Inc.)
CONDENSED COMBINED STATEMENTS OF EQUITY
(In thousands)
(Unaudited)
Net Parent Investment
Balance as of December 31, 2023	$(7,973)
Stock-based compensation expense	5,043
Net loss	(49,273)
Net transfers from Parent	41,433
Balance as of March 31, 2024	$(10,770)
Net Parent Investment
Balance as of December 31, 2022	$(7,300)
Stock-based compensation expense	4,690
Net loss	(39,611)
Net transfers from Parent	26,962
Balance as of March 31, 2023	$(15,259)
The accompanying notes are an integral part of these condensed combined financial statements.

INHIBRX BIOSCIENCES
(A Business of Inhibrx, Inc.)
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Cash flows from operating activities
Net loss	$(49,273)	$(39,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	360	295
Stock-based compensation expense	5,043	4,690
Non-cash lease expense	465	427
Loss on disposal of fixed assets	—	2
Changes in operating assets and liabilities:
Accounts receivable	474	(61)
Receivables from related parties	—	14
Prepaid expenses and other current assets	(1,192)	47
Other non-current assets	(1,422)	—
Accounts payable	4,268	5,248
Accrued expenses	1,458	2,456
Operating lease liability	(495)	(446)
Net cash used in operating activities	(40,314)	(26,939)
Cash flows from investing activities
Purchase of fixed assets	(1,119)	(23)
Net cash used in investing activities	(1,119)	(23)
Cash flows from financing activities
Net transfers from Parent	41,433	26,962
Net cash provided by financing activities	41,433	26,962
Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	$—
Supplemental schedule of non-cash investing and financing activities
Payable for purchase of fixed assets	$307	$258
The accompanying notes are an integral part of these condensed combined financial statements.

INHIBRX BIOSCIENCES
(A Business of Inhibrx, Inc.)
Notes to Unaudited Condensed Combined Financial Statements
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Inhibrx Biosciences, or the Company, or Inhibrx Bio, is a clinical-stage biopharmaceutical company focused on developing a broad pipeline of novel biologic therapeutic candidates. The Company combines target biology with protein engineering, technologies, and research and development to design therapeutic candidates focused predominantly on oncology.
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, risks associated with preclinical studies, clinical trials and regulatory applications, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The Company’s therapeutic candidates currently under development will require significant additional research and development efforts, including clinical and preclinical testing and marketing approval prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
Upon formation on January 8, 2024 and to date, Inhibrx Biosciences, Inc. (the legal entity formed to effect the Separation described below) has had nominal assets, and no liabilities or results of operations and has 100 common shares of $0.0001 par value outstanding.
The Separation
In January 2024, Inhibrx, Inc., or the Parent, announced its intent, as approved by its board of directors, to separate its portfolio of clinical, preclinical, and pipeline programs from its INBRX-101 program, or the 101 Business, through a spin-off to be effected by pro rata distribution of Inhibrx Bio’s common stock to stockholders of Inhibrx, Inc. To implement the separation and spin-off, Inhibrx, Inc. intends to transfer the related assets, liabilities, license agreements, intellectual property and corporate infrastructure, including employment agreements and other corporate agreements of those portfolio programs, or the Business, to Inhibrx Bio, pursuant to the terms of a separation agreement, to be entered into between Inhibrx Bio and Inhibrx, Inc. In connection with the separation, pre-funded warrants to purchase shares of the Parent’s common stock were amended so that on the distribution date, any remaining pre-funded warrants of the Parent not already exercised in the Parent’s common stock become exercisable for an equivalent number of the Company’s common stock at an exercise price of $0.0001 per share, pursuant to certain beneficial ownership limitations as defined in the amended purchase agreement.
On the distribution date, each Inhibrx, Inc. stockholder will receive one share of Inhibrx Bio’s common stock for every four shares of Inhibrx, Inc. common stock held of record at the close of business on the record date for the distribution. Registered stockholders will receive cash in lieu of any fractional shares of Inhibrx Bio’s common stock that they would have received as a result of the application of the distribution ratio.
Following the distribution, Inhibrx Bio will operate as a separate, independent, publicly traded company.
Following and in connection with the spin-off and distribution, Sanofi S.A., or Sanofi, will acquire all outstanding shares of the Parent pursuant to the Agreement and Plan of Merger entered into by the Parent and Art Acquisition Sub, Inc., a wholly owned subsidiary of Aventis, Inc., in turn a wholly owned subsidiary of Sanofi S.A.

Basis of Presentation
The accompanying unaudited condensed combined financial statements present, on a historical basis, the combined assets, liabilities, expenses and cash flows directly attributable to the Company which have been prepared from the Parent’s consolidated financial statements and accounting records and are presented on a standalone basis as if the operations have been conducted independently from the Parent. Historically, separate financial statements have not been prepared for the Company and it has not operated as a standalone business from the Parent.
The condensed combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission, or the SEC.
The condensed combined statements of operations include all costs either directly attributable or allocable to the Company. Directly attributable costs include clinical trials, contract manufacturing, consulting, and other third-party services related to the Company’s preclinical and clinical programs. Allocable costs consist of various expenses related to the Parent’s corporate functions, including accounting and finance, legal, human resources, information technology, facilities, and tax. These expenses were allocated on the basis of direct usage or benefit when specifically identifiable, with the remainder allocated on a proportional cost allocation method. Management believes the assumptions underlying the condensed combined financial statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had the Company been a standalone company and operated as an unaffiliated entity during the periods presented. Actual costs that might have been incurred had the Company been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions the Company might have performed directly or outsourced, and strategic decisions the Company might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions.
The condensed combined balance sheets include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Company, including certain assets that were historically held at the corporate level of the Parent. All intracompany transactions within the Company have been eliminated. All intercompany transactions between the Company and the Parent are considered to be effectively settled in the condensed combined financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions considered to be settled is reflected in the condensed combined statements of cash flows within financing activities and in the condensed combined balance sheets as net parent investment.
The Company’s equity balance in these condensed combined financial statements represents the excess of total liabilities over assets. Net parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.
Cash and cash equivalents are managed centrally through bank accounts controlled and maintained by Parent. The Company does not have legal ownership of any bank accounts containing cash balances. As such, cash held in commingled accounts with Parent is presented within net parent investment on the condensed combined balance sheets.
The Company is a not a co-obligor on the Parent’s third-party long-term debt obligations, and therefore, the Parent’s third-party long-term debt and related interest expense are not reflected in the condensed combined financial statements because the Company has not agreed to pay a specified amount of the borrowings on the basis of its arrangement with the Parent, nor is the Company expected to pay any portion of the Parent’s third-party debt, and the borrowings are not specifically identifiable to the Company.
Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, the accompanying unaudited interim condensed combined financial statements should be read in conjunction with the Company’s audited combined financial statements and the related notes thereto for the fiscal years ended December 31, 2023 and 2022, which are included elsewhere in this registration statement.
Liquidity
From its inception and through March 31, 2024, the Company has devoted substantially all of its efforts to therapeutic drug discovery and development, conducting preclinical studies and clinical trials, enabling manufacturing activities in support of its therapeutic candidates, pre-commercialization activities, organizing and staffing the Company, and establishing its intellectual property portfolio. The Company has historically been dependent upon the Parent for all of its working capital and financing requirements as the Parent uses a centralized approach to cash management and financing of its operations. The Company does not have legal ownership of any bank accounts and as such, had no cash and cash equivalents as of March 31, 2024. Financial transactions relating to the Company are accounted for through the Net parent investment account. The Company expects the Parent to continue to fund its cash needs though the date of separation and spin-off. As part of the separation and spin-off from the Parent, the Company will receive cash balances of at least $200.0 million consisting of cash and cash equivalents transferred from the Parent and additional funding from Aventis, Inc. if the amount transferred from the Parent does not exceed $200.0 million.
The Company believes that the Parent’s cash and cash equivalents will be sufficient to fund the Company’s operations for at least 12 months from the date these condensed combined financial statements are issued. The Company plans to finance its future cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, strategic transactions and other similar arrangements.
Use of Estimates
The preparation of these unaudited condensed combined financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The Company’s most significant estimates relate to evaluation of whether revenue recognition criteria have been met, accounting for development work and preclinical studies and clinical trials, the incremental borrowing rate estimated in relation to the Company’s operating lease, and determining the allocation of costs and expenses from the Parent. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. The Company’s actual results may differ from these estimates under different assumptions or conditions.
Significant Accounting Policies
Our significant accounting policies used in preparation of these condensed combined financial statements for the three months ended March 31, 2024 and March 31, 2023 are described in Note 1 to the combined financial statements for the year ended December 31, 2023. There have been no subsequent updates to our accounting policies and no adoption of new accounting standards. Recent accounting pronouncements not yet adopted are discussed below in this Note 1.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies. The Company believes that the impact of the recently issued accounting pronouncements that are not yet effective will not have a material impact on its condensed combined financial condition or results of operations upon adoption.
Recently Issued but Not Yet Adopted Accounting Pronouncements
In November 2023, the FASB issued Accounting Standards Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this ASU to determine its impact on the Company’s condensed combined financial statements and related disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. Two primary enhancements related to this ASU include disaggregating existing income tax disclosures relating to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on the Company’s condensed combined financial statements and related disclosures.
2. OTHER FINANCIAL INFORMATION
Prepaid Expense and Other Current Assets
Prepaid expense and other current assets were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Clinical drug substance and product manufacturing(1)	$8,306	$9,627
Clinical trials(2)	3,592	1,701
Licenses	1,044	728
Outside research and development services(3)	398	265
Other	539	366
Prepaid expense and other current assets	$13,879	$12,687

(1)
Relates primarily to the Company’s usage of third-party contract drug manufacturing organizations, or CDMOs, for clinical and development efforts.

(2)
Relates primarily to the Company’s prepayments to third-party contract research organizations, or CROs, for management of clinical trials and prepayments for drug supply to be used in combination with the Company’s therapeutics.

(3)
Relates to the Company’s usage of third-parties for other research and development efforts.

Property and Equipment, Net
Property and equipment, net were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Machinery and equipment	$8,519	$8,480
Leasehold improvements	795	441
Furniture, fixtures, and other	542	540
Computer software	53	53
Construction in process(1)	4,088	3,592
Total property and equipment	13,997	13,106
Less: accumulated depreciation and amortization	(7,031)	(6,687)
Property and equipment, net	$6,966	$6,419

(1)
Consists of renovations to the Company’s office space and software not yet placed in service.

Depreciation and amortization expense totaled $0.4 million and $0.3 million for the three months ended March 31, 2024 and March 31, 2023, respectively, and consisted of the following (in thousands):
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Research and development	$256	$237
General and administrative	104	58
Total depreciation and amortization expense	$360	$295
Other Non-Current Assets
Other non-current assets were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Deposits related to clinical trials(1)	$4,341	$2,919
Deposits related to operating leases	245	245
Other non-current assets	$4,586	$3,164

(1)
Relates to the Company’s deposits at third-party CROs for management of clinical trials.

Accrued Expenses
Accrued expenses were comprised of the following (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Clinical trials(1)	$14,105	$9,224
Clinical drug substance and product manufacturing(2)	5,169	4,554
Compensation expense	2,100	6,506
Other outside research and development(3)	849	922
Professional fees	1,318	780
Other	406	503
Accrued expenses	$23,947	$22,489

(1)
Relates primarily to the Company’s usage of third-party CROs for management of clinical trials.

(2)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts.

(3)
Relates to the Company’s usage of third-parties for other research and development efforts.

3. EQUITY COMPENSATION PLAN
The Company currently has no stock-based compensation plan. The Parent’s stock-based compensation plan, the Amended and Restated 2017 Employee, Director and Consultant Equity Inventive Plan, or the Parent’s 2017 Plan, provides for the issuance of incentive stock options, restricted and unrestricted awards, and other stock-based awards. All awards granted under the Parent’s 2017 Plan were based on Parent’s common shares and, as such, are reflected in the Parent’s consolidated statement of equity and not in the Company’s combined statements of equity.

All awards granted under the Parent’s equity plans consist of shares of the Parent’s common stock. Accordingly, the amounts presented are not necessarily indicative of future stock-based compensation and do not necessarily reflect the amounts that the Company would have recorded as an independent, publicly traded company for the periods presented.
Stock-Based Compensation Expense
Stock-based compensation expense was allocated to the Company using a proportionate cost allocation method, which management believes is consistent and reasonable.
Stock-based compensation expense under the Parent’s 2017 Plan allocated to the Company and included within the condensed combined statements of operations consisted of the following (in thousands):
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Research and development	$3,098	$3,192
General and administrative	1,945	1,498
Total stock-based compensation expense	$5,043	$4,690
4. COMMITMENTS AND CONTINGENCIES
Operating Leases
In September 2017, the Company entered into a seven-year lease agreement as its sole location in La Jolla, California. The lease expires in June 2025 with an option to extend the lease an additional five years, which is not included in the right-of-use asset and lease liabilities. The lease contained an initial base rent of approximately $0.1 million per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which to be determined annually.
In May 2019, the Company executed an amendment to its lease agreement to expand its facilities and began occupying this space in January 2020. The amended lease terminates coterminously with the initial lease agreement and contains an initial base rent of approximately $30,000 per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which is to be determined annually.
The operating right-of-use asset and operating lease liability as of March 31, 2024 and December 31, 2023 are as follows (in thousands):
	AS OF MARCH 31, 2024	AS OF DECEMBER 31, 2023
Operating right-of-use asset	$2,487	$2,952
Operating lease liability
Current	$2,117	$2,063
Non-current	561	$1,110
Total operating lease liability	$2,678	$3,173
During the three months ended March 31, 2024 and March 31, 2023, the Company recognized operating lease expense of $0.7 million and $0.8 million, respectively. During each of the three months ended March 31, 2024 and March 31, 2023, the Company paid $0.6 million in cash for amounts included in the measurement of the operating lease liability.
As of March 31, 2024 and December 31, 2023, the Company’s operating lease had a remaining term of 1.3 and 1.5 years, respectively. The Company discounts its lease payments using its incremental borrowing rate as of the commencement of the lease. The Company has determined a weighted-average discount rate of 8.2% as of March 31, 2024 and December 31, 2023.
Future minimum rental commitments for the Company’s operating leases reconciled to the operating lease liability are as follows (in thousands):
AS OF MARCH 31, 2024
2024	1,690
2025	1,137
Thereafter	—
Total future minimum lease payments	$2,827
Less: imputed interest	(149)
Present value of operating lease liability	2,678
Less: current portion of operating lease liability	(2,117)
Non-current portion of operating lease liability	$561
Litigation
Other than as described below, the Company is not party to any material legal proceedings. From time to time, it may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on the Company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.
I-Mab Litigation
On March 1, 2022, I-Mab Biopharma, or I-Mab, filed a lawsuit against the Company and Brendan Eckelman, the Company’s co-founder and Chief Scientific Officer, in the United States District Court for the District of Delaware, C.A. No. 22-00276-CJB, asserting claims for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness for Tracon Pharmaceuticals, Inc., or Tracon, in Tracon’s arbitration against I-Mab. The parties are currently engaged in expert discovery and summary judgment motions are expected to be filed in or around June 2024, with trial currently scheduled to commence in October 2024. I-Mab is seeking royalty damages and alternative damages in the form of unjust enrichment.
The Company is unable to reasonably estimate possible damages or a range of possible damages in this matter given the uncertainty and therefore has not recorded a liability on its books as of March 31, 2024.
5. RELATED PARTY TRANSACTIONS
The Company has not historically operated as a standalone business and the condensed combined financial statements are derived from the consolidated financial statements and the accounting records of the Parent.
Cost Allocations
The condensed combined financial statements reflect allocations of certain expenses from the financial statements of the Parent, including research and development expenses and general and administrative expenses. These allocations include, but are not limited to, executive management, employee compensation and benefits, facilities and operations, information technology, business development, financial services (such as accounting, audit, and tax), legal, insurance, and stock-based compensation.

These allocations to the Company are reflected in the condensed combined statements of operations as follows:
	THREE MONTHS ENDED MARCH 31,
	2024	2023
Research and development	$11,794	$11,325
General and administrative	6,201	4,254
Total allocated operating expenses	$17,995	$15,579
Management believes these cost allocations are a reasonable reflection of services provided to and of the benefit derived by the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company employees, and strategic decisions made in areas such as research and development, information technology and infrastructure.
Stock-Based Compensation
The Company’s employees participate in the Parent’s stock-based compensation plans, the costs of which have been allocated to the Company and recorded in research and development and general and administrative expenses in the condensed combined statements of operations. Refer to Note 3 for additional information.
Net Transfers from Parent
Related party transactions between the Company and Parent have been included within net parent investment in the condensed combined balance sheets in the historical periods presented as these related party transactions were not settled in cash. Net parent investment in the condensed combined balance sheets and condensed combined statements of equity represents Parent’s historical investment in the Company, the net effect of transactions with, and allocations from Parent, and the Company’s accumulated earnings. The components of net transfers from Parent and the reconciliation to the corresponding amount presented on the combined statements of cash flows were as follows:
	THREE MONTHS ENDED MARCH 31,
	2024	2023
General financing activities	$23,438	$11,383
Allocations of Parent’s corporate expenses	17,995	15,579
Total net transfers from Parent per condensed combined statements of equity and condensed combined statements of cash flows	$41,433	$26,962
6. SUBSEQUENT EVENTS
The Company evaluated subsequent events to assess the need for potential recognition through May 9, 2024, the date Inhibrx, Inc.’s condensed consolidated financial statements were issued, and for disclosure in this report through May 15, 2024, the date on which these condensed combined financial statements were available to be issued. Based upon this evaluation, it was determined that no additional subsequent events required recognition or disclosure in these condensed combined financial statements, other than those disclosed below.
In April 2024, pre-funded warrants to purchase 2,747,245 shares of the Parent’s common stock were exercised at an exercise price of $0.0001 per share. Pre-funded warrants to purchase 3,967,391 shares of the Parent’s common stock remain outstanding. These warrants are exercisable into the Company’s common stock following the Separation discussed in Note 1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Inhibrx, Inc.
La Jolla, California
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of Inhibrx Biosciences, a business of Inhibrx, Inc. (the “Company”) as of December 31, 2023 and 2022, the related combined statements of operations, equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, P.C.
We have served as the Company’s auditor since 2023.
San Diego, California
April 25, 2024

Inhibrx Biosciences
(A Business of Inhibrx, Inc.)
Combined Balance Sheets
(In thousands)
	AS OF DECEMBER 31,
	2023	2022
Assets
Current assets:
Accounts receivable	$778	$243
Receivables from related parties	—	14
Prepaid expenses and other current assets	12,687	6,006
Total current assets	13,465	6,263
Property and equipment, net	6,419	2,501
Operating right-of-use asset	2,952	4,717
Other non-current assets	3,164	3,164
Total assets	$26,000	$16,645
Liabilities and equity
Current liabilities:
Accounts payable	$8,311	$4,343
Accrued expenses	22,489	14,569
Current portion of lease liability	2,063	1,860
Total current liabilities	32,863	20,772
Non-current portion of lease liability	1,110	3,173
Total liabilities	33,973	23,945
Commitments and contingencies (Note 7)
Equity:
Net parent investment	(7,973)	(7,300)
Total equity	(7,973)	(7,300)
Total liabilities and equity	$26,000	$16,645
The accompanying notes are an integral part of these combined financial statements.

Inhibrx Biosciences
(A Business of Inhibrx, Inc.)
Combined Statements of Operations
(In thousands)
	YEAR ENDED DECEMBER 31,
	2023	2022
Revenue:
License fee revenue	$1,634	$1,301
Grant revenue	—	14
Total revenue	1,634	1,315
Operating expenses:
Research and development	130,133	101,603
General and administrative	24,248	15,035
Total operating expenses	154,381	116,638
Loss from operations	(152,747)	(115,323)
Other income (expense):
Other income (expense), net	(580)	1
Total other income (expense)	(580)	1
Loss before provision for income taxes	(153,327)	(115,322)
Provision for income taxes	3	3
Loss on equity method investment	1,634	—
Net loss	$(154,964)	$(115,325)
The accompanying notes are an integral part of these combined financial statements.

Inhibrx Biosciences
(A Business of Inhibrx, Inc.)
Combined Statements of Equity
(In thousands)
Net Parent Investment
Balance as of December 31, 2021	$(1,313)
Stock-based compensation expense	17,791
Net loss	(115,325)
Net transfers from Parent	91,547
Balance as of December 31, 2022	(7,300)
Stock-based compensation expense	20,691
Net loss	(154,964)
Net transfers from Parent	133,600
Balance as of December 31, 2023	$(7,973)
The accompanying notes are an integral part of these combined financial statements.

Inhibrx Biosciences
(A Business of Inhibrx, Inc.)
Combined Statements of Cash Flows
(In thousands)
	YEAR ENDED DECEMBER 31,
	2023	2022
Cash flows from operating activities
Net loss	$(154,964)	$(115,325)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,191	1,225
Stock-based compensation expense	20,691	17,791
Non-cash lease expense	1,765	1,621
Loss from equity method investment	1,634	—
Non-cash license revenue	(1,634)	—
Loss on disposal of fixed assets	3	19
Changes in operating assets and liabilities:
Accounts receivable	(535)	130
Receivables from related parties	14	491
Prepaid expenses and other current assets	(6,681)	407
Other non-current assets	—	(1,317)
Accounts payable	3,449	(378)
Accrued expenses	7,920	7,301
Operating lease liability	(1,860)	(1,674)
Deferred revenue, current portion	—	(1,102)
Net cash used in operating activities	(129,007)	(90,811)
Cash flows from investing activities
Purchase of fixed assets	(4,593)	(686)
Net cash used in investing activities	(4,593)	(686)
Cash flows from financing activities
Net transfers from Parent	133,600	91,497
Net cash provided by financing activities	133,600	91,497
Net increase in cash	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	$—
Supplemental disclosure of cash flow information
Cash paid for income taxes	$3	$4
Supplemental schedule of non-cash investing and financing activities
Payable for purchase of fixed assets	$519	$—
The accompanying notes are an integral part of these combined financial statements.

Inhibrx Biosciences
(A Business of Inhibrx, Inc.)
Notes to Combined Financial Statements
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Inhibrx Biosciences, or the Company, or Inhibrx Bio, is a clinical-stage biopharmaceutical company focused on developing a broad pipeline of novel biologic therapeutic candidates. The Company combines target biology with protein engineering, technologies, and research and development to design therapeutic candidates focused predominantly on oncology.
The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, risks associated with preclinical studies, clinical trials and regulatory applications, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The Company’s therapeutic candidates currently under development will require significant additional research and development efforts, including clinical and preclinical testing and marketing approval prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
The Separation
In January 2024, Inhibrx, Inc., or the Parent, announced its intent, as approved by its board of directors, to separate its portfolio of clinical, preclinical, and pipeline programs from its INBRX-101 program, or the 101 Business, through a spin-off to be effected by pro rata distribution of Inhibrx Bio’s common stock to stockholders of Inhibrx, Inc. To implement the separation and spin-off, Inhibrx, Inc. intends to transfer the related assets, liabilities, license agreements, intellectual property and corporate infrastructure, including employment agreements and other corporate agreements of those portfolio programs, or the Business, to Inhibrx Bio, pursuant to the terms of a separation agreement, to be entered into between Inhibrx Bio and Inhibrx, Inc. In connection with the separation, pre-funded warrants to purchase shares of the Parent’s common stock were amended so that on the distribution date, any remaining pre-funded warrants of the Parent not already exercised in the Parent’s common stock become exercisable for an equivalent number of the Company’s common stock at an exercise price of $0.0001 per share, pursuant to certain beneficial ownership limitations as defined in the amended purchase agreement.
On the distribution date, each Inhibrx, Inc. stockholder will receive one share of Inhibrx Bio’s common stock for every four shares of Inhibrx, Inc. common stock held of record at the close of business on the record date for the distribution. Registered stockholders will receive cash in lieu of any fractional shares of Inhibrx Bio’s common stock that they would have received as a result of the application of the distribution ratio.
Following the distribution, Inhibrx Bio will operate as a separate, independent, publicly traded company.
Following and in connection with the spin-off and distribution, Sanofi S.A., or Sanofi, will acquire all outstanding shares of the Parent pursuant to the Agreement and Plan of Merger entered into by the Parent and Art Acquisition Sub, Inc., a wholly owned subsidiary of Aventis, Inc., in turn a wholly owned subsidiary of Sanofi S.A.
Basis of Presentation
The accompanying combined financial statements present, on a historical basis, the combined assets, liabilities, expenses and cash flows directly attributable to the Company which have been prepared from the Parent’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from the Parent. Historically, separate financial statements have not been prepared for the Company and it has not operated as a standalone business from the Parent.
The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, or SEC.
The combined statements of operations include all costs either directly attributable or allocable to the Company. Directly attributable costs include clinical trials, contract manufacturing, consulting, and other third-party services related to the Company’s preclinical and clinical programs. Allocable costs consist of various expenses related to the Parent’s corporate functions, including accounting and finance, legal, human resources, information technology, facilities, and tax. These expenses were allocated on the basis of direct usage or benefit when specifically identifiable, with the remainder allocated on a proportional cost allocation method. Management believes the assumptions underlying the combined financial statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate actual costs that would have been incurred had the Company been a standalone company and operated as an unaffiliated entity during the periods presented. Actual costs that might have been incurred had the Company been a standalone company would depend on a number of factors, including the organizational structure, what corporate functions the Company might have performed directly or outsourced, and strategic decisions the Company might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions.
The combined balance sheets include assets and liabilities that have been determined to be specifically identifiable or otherwise attributable to the Company, including certain assets that were historically held at the corporate level of the Parent. All intracompany transactions within the Company have been eliminated. All intercompany transactions between the Company and the Parent are considered to be effectively settled in the combined financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions considered to be settled is reflected in the combined statement of cash flows within financing activities and in the combined balance sheets as net parent investment.
The Company’s equity balance in these combined financial statements represents the excess of total liabilities over assets. Net parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.
Cash and cash equivalents are managed centrally through bank accounts controlled and maintained by Parent. The Company does not have legal ownership of any bank accounts containing cash balances. As such, cash held in commingled accounts with Parent is presented within net parent investment on the combined balance sheets
The Company is a not a co-obligor on the Parent’s third-party long-term debt obligations, and therefore, the Parent’s third-party long-term debt and related interest expense are not reflected in the combined financial statements because the Company has not agreed to pay a specified amount of the borrowings on the basis of its arrangement with the Parent, nor is the Company expected to pay any portion of the Parent’s third-party debt, and the borrowings are not specifically identifiable to the Company.
Liquidity
From its inception and through December 31, 2023, the Company has devoted substantially all of its efforts to therapeutic drug discovery and development, conducting preclinical studies and clinical trials, enabling manufacturing activities in support of its therapeutic candidates, pre-commercialization activities, organizing and staffing the Company, and establishing its intellectual property portfolio. The Company has historically been dependent upon the Parent for all of its working capital and financing requirements as the Parent uses a centralized approach to cash management and financing of its operations. The Company does not have legal ownership of any bank accounts and as such, had no cash and cash equivalents as of

December 31, 2023. Financial transactions relating to the Company are accounted for through the Net parent investment account. The Company expects the Parent to continue to fund its cash needs though the date of separation and spin-off. As part of the separation and spin-off from the Parent, the Company will receive cash balances of at least $200.0 million consisting of cash and cash equivalents transferred from the Parent and additional funding from Aventis, Inc. if the amount transferred from the Parent does not exceed $200.0 million.
The Company believes that the Parent’s cash and cash equivalents will be sufficient to fund the Company’s operations for at least 12 months from the date these combined financial statements are issued. The Company plans to finance its future cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, strategic transactions and other similar arrangements.
Use of Estimates
The preparation of these combined financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense and the disclosure of contingent assets and liabilities in the Company’s combined financial statements and accompanying notes. The Company’s most significant estimates relate to evaluation of whether revenue recognition criteria have been met, accounting for development work and preclinical studies and clinical trials, the incremental borrowing rate estimated in relation to the Company’s operating lease, and determining the allocation of costs and expenses from the Parent. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. The Company’s actual results may differ from these estimates under different assumptions or conditions.
Fair Value of Financial Instruments
The Company’s financial instruments consist principally of accounts receivable, investments in debt securities, accounts payable, accrued expense, and warrants. The carrying amounts of financial instruments such as accounts receivable, accounts payable, accrued expense, and investments in debt securities classified as cash equivalents approximate their related fair values due to the short-term nature of these instruments. The Company’s warrants are equity-classified and carried at the instruments’ fair value upon classification into equity.
Concentrations of Credit Risk
The Company continually evaluates its accounts receivable for all outstanding third-party balances to determine the potential exposure to a concentration of credit risk. The Company’s major third-party contracting parties, some of which account for significant balances in both accounts receivable and revenue, are generally large, credit-worthy biotechnology companies and government bodies. The Company assesses the collectability of accounts receivable through a review of its current aging, as well as an analysis of its historical collection rate, general economic conditions, and credit status of these third parties. As of December 31, 2023 and December 31, 2022, all outstanding accounts receivable were deemed to be fully collectible, and therefore, no allowance for doubtful accounts was recorded.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The Company estimates useful lives as follows:
•
laboratory and office equipment: three to five years;

•
furniture, fixtures and other: five years; and

•
computer software: three years.

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are expensed in the periods incurred.

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon future cash flows or appraised values, depending on the nature of the asset. The Company recognized no impairment losses during any of the periods presented within its combined financial statements.
Leases
The Company has two existing leases for its corporate headquarters in La Jolla, California. Its first lease commenced in June 2018. In May 2019, the Company signed an amendment to its lease agreement to expand the Company’s facilities, which commenced in January 2020 and is accounted for as a separate lease. The Company’s two existing leases are classified as operating leases.
For the long-term operating lease of its corporate headquarters, the Company recognized an operating right-of-use asset and lease liability on its combined balance sheet. The lease liability is determined as the present value of future lease payments using an estimated incremental borrowing rate that the Company would have to pay to borrow equivalent funds on a collateralized basis at the lease commencement date. The operating right-of-use asset is based on the liability adjusted for any prepaid or deferred rent. The lease term at the commencement date is determined by considering whether renewal options and termination options are reasonably assured of exercise. Agreements are reviewed at inception to determine if they contain a lease. Leases are reviewed and classified as operating or financing leases at commencement.
The Company has elected to exclude from its combined balance sheets recognition of leases having a term of 12 months or less (short-term leases) and has elected not to separate lease components and non-lease components for its long-term operating leases.
Rent expense for the operating leases are recognized on a straight-line basis over the lease term and is included in operating expense in the combined statements of operations for all periods presented.
Investment in Phylaxis
The Company uses the equity method of accounting for equity investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. As discussed in Note 4, the Company received an equity investment in the form of a 10% equity interest as consideration in a series of agreements with Phylaxis (as defined below), which was later increased to 15% in the fourth quarter of 2023 following the achievement of a milestone. This equity interest is accounted for as an equity method investment and the Company’s proportionate share of the net income or loss of Phylaxis is included as loss in equity method investment in the combined statement of operations. Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company’s ownership interest, representation on the board of directors, legal form of the investee (e.g. limited liability corporation), participation in policy-making decisions, and material purchase and sale transactions.
The investment had been reduced to zero prior to the beginning of 2021 as a result of the allocation of the Company’s share of prior losses of the investee. Following the Company’s increase in equity interest of 5% in the fourth quarter of 2023, the Company established an additional equity method investment and subsequently recorded its proportionate loss as loss in equity method investment in the combined statement of operations. Accordingly, the Company’s investment in Phylaxis as of December 31, 2023 and December 31, 2022 is zero.
Revenue Recognition
The Company has generated revenue from its license and collaboration agreements with partners, as well as from grants from government agencies and private not-for-profit organizations.

Collaborative Research, Development, and License Agreements
The Company enters into collaborative agreements with partners which may include the transfer of licenses, options to license, and the performance of research and development activities. The terms associated with these agreements may include one or more of the following (1) license fees; (2) nonrefundable up-front fees; (3) payments for reimbursement of research costs; (4) payments associated with achieving specific development, regulatory, or commercial milestones; and (5) royalties based on specified percentages of net product sales, if any. Payments received from customers are included in deferred revenue, allocated between current and non-current on the combined balance sheet, until all revenue recognition criteria are met.
Typically, license fees, non-refundable upfront fees, and funding of research activities are considered fixed, while milestone payments, including option exercise fees, are identified as variable consideration, which is constrained and excluded from the transaction price. The Company will recognize revenue for sales-based royalty if and when a subsequent sale occurs.
The Company applies significant judgment when making estimates and assumptions under these agreements, including evaluating whether contractual obligations represent distinct performance obligations, including the assessment of whether options represent material rights, determining whether there are observable standalone prices and allocating transaction price to performance obligations within a contract, assessing whether any licenses are functional or symbolic, determining when performance obligations have been met, and assessing the recognition of variable consideration. The Company evaluates each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, performance obligations consisting of a transfer of a license or the achievement of milestones are recognized at a point in time upon the transfer, while performance obligations consisting of research activities are recognized over time using an input method which is representative of the Company’s efforts to fulfill the performance obligation, based on costs incurred with third-parties or internal labor hours performed.
Accrued Research and Development and Clinical Trial Costs
Research and development costs are expensed as incurred based on estimates of the period in which services and efforts are expended, and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on the Company’s behalf, pursuant to development and consulting agreements in place. The Company’s preclinical studies and clinical trials are performed internally, by third party contract research organizations, or CROs, and/or clinical investigators. The Company also engages with contract development and manufacturing organizations, or CDMOs, for clinical supplies and manufacturing scale-up activities related to its therapeutic candidates. Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. The Company accrues these expenses based upon estimates determined by reviewing cost information provided by CROs and CDMOs, other third-party vendors and internal clinical personnel, and contractual arrangements with CROs and CDMOs and the scope of work to be performed. Costs incurred related to the Company’s purchases of in-process research and development for early-stage products or products that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred. Costs incurred related to the licensing of products that have not yet received marketing approval to be marketed, or that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company also follows the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.As part of the separation, the Parent will retain all rights associated with the unused federal and state net operating losses, or NOLs, and research tax credit carryforwards to offset future taxable income. As a result, the Company does not have any associated deferred tax assets and liabilities for the years ended December 31, 2023 and December 31, 2022.
Fair Value of Stock-Based Awards
Prior to the separation, the Parent has historically granted stock options to employees of the Company. The Company recognizes compensation costs related to stock options based on the estimated fair value of the awards on the date of grant. The Company estimates the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. The Company recognizes forfeitures as they occur.
Other Comprehensive Income
The Company has no material components of other comprehensive loss and accordingly, net loss is equal to comprehensive loss in all periods presented.
Segment Information
The Company operates under one segment which develops biologic therapeutic candidates. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies. The Company believes that the impact of the recently issued accounting pronouncements that are not yet effective will not have a material impact on its combined financial condition or results of operations upon adoption.
Adoption of New Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update, or ASU, 2016-13, Financial Instruments —  Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), which intends to improve financial reporting by requiring earlier recognition of credit losses on certain financial assets, such as held-to-maturity debt securities. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. The Company adopted ASU 2016-13 as of January 1, 2023, which did not result in a material impact on its combined financial statements and related disclosures.
Recently Issued but Not Yet Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the disclosure requirements related to the new standard.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses, including for single reportable segment entities. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is evaluating the disclosure requirements related to the new standard.
2. OTHER FINANCIAL INFORMATION
Prepaid Expense and Other Current Assets
Prepaid expense and other current assets were comprised of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Clinical drug substance and product manufacturing(1)	$9,627	$806
Clinical trials(2)	1,701	4,294
Licenses	728	493
Outside research and development services(3)	265	232
Other	366	181
Prepaid expense and other current assets	$12,687	$6,006

(1)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(2)
Relates primarily to the Company’s prepayments to third-party CROs for management of clinical trials and prepayments for drug supply to be used in combination with the Company’s therapeutics. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

(3)
Relates to the Company’s usage of third parties for other research and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

Property and Equipment, Net
Property and equipment, net were comprised of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Machinery and equipment	$8,480	$7,023
Furniture, fixtures and other	540	524
Leasehold improvements	441	441
Computer software	53	53
Construction in process(1)	3,592	—
Total property and equipment	13,106	8,041
Less: accumulated depreciation and amortization	(6,687)	(5,540)
Property and equipment, net	$6,419	$2,501

(1)
As of December 31, 2023, consists of renovations to the Company’s office space and software not yet placed in service.

Depreciation and amortization expense totaled $1.2 million for each of the years ended December 31, 2023 and December 31, 2022, and consisted of the following (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Research and development	$992	$1,003
General and administrative	199	222
Total depreciation and amortization expense	$1,191	$1,225
Accrued Expenses
Accrued expenses were comprised of the following (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Clinical trials(1)	$9,224	$4,384
Compensation expense	6,506	3,374
Clinical drug substance and product manufacturing(2)	4,554	5,110
Other outside research and development(3)	922	1,047
Professional fees	780	428
Other	503	226
Accrued expenses	$22,489	$14,569

(1)
Relates primarily to the Company’s usage of third-party CROs for management of clinical trials. See Note 1 for further discussion of the components of research and development.

(2)
Relates primarily to the Company’s usage of third-party CDMOs for clinical and development efforts. See Note 1 for further discussion of the components of research and development.

(3)
Relates to the Company’s usage of third parties for other research and development efforts. See “Accrued Research and Development Clinical Trial Costs” in Note 1 for further discussion of the components of research and development.

3. EQUITY COMPENSATION PLAN
The Company currently has no stock-based compensation plan. The Parent’s share-based compensation plan, the Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan, or the Parent’s 2017 Plan, provides for the issuance of incentive stock options, restricted and unrestricted stock awards, and other stock-based awards. All awards granted under the Parent’s 2017 Plan were based on Parent’s common shares and, as such, are reflected in the Parent’s consolidated statement of equity and not in the Company’s combined statement of equity.
All awards granted under the Parent’s equity plans consist of shares of the Parent’s common stock. Accordingly, the amounts presented are not necessarily indicative of future stock-based compensation and do not necessarily reflect the amounts that the Company would have recorded as an independent, publicly traded company for the periods presented.
Stock-Based Compensation Expense
Stock-based compensation expense was allocated to the Company using a proportionate cost allocation method, which management believes is consistent and reasonable.

Stock-based compensation expense under the Parent’s 2017 Plan allocated to the Company and included within the combined statements of operations consisted of the following (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Research and development	$13,801	$13,496
General and administrative	6,890	4,295
Total stock-based compensation expense	$20,691	$17,791
4. LICENSE AND GRANT REVENUES
The following table summarizes the total revenue recorded in the Company’s combined statements of operations (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
License fee revenue
Phylaxis BioScience, LLC	$1,634	$1,101
2seventy bio, Inc.	—	200
Total license fee revenue	1,634	1,301
Grant revenue
Congressionally Directed Medical Research Program	—	14
Total grant revenue	—	14
Total revenue	$1,634	$1,315
License and Collaboration Agreements
Phylaxis Agreements
In July 2020, the Company entered into a joint venture with Phylaxis BioScience, LLC, or Phylaxis. In connection with the joint venture, the Company entered into the following agreements: Contribution Agreement, License Agreement, Limited Liability Company Agreement, and Master Services Agreement, or collectively the Phylaxis Agreements, pursuant to which the Company licensed certain intellectual property and know-how to Phylaxis and agreed to provide services to develop certain compounds. The Company received $5.0 million in nonrefundable, upfront payments from Phylaxis under the Master Services Agreement, or the MSA. In addition, upon closing, the Company received a 10% equity interest in Phylaxis as consideration for the contribution of the license of the Company’s intellectual property and know-how. Pursuant to the terms of the Phylaxis Agreements, during the fourth quarter of 2023, the Company received an additional 5% equity interest in Phylaxis following the achievement of a milestone event. Under the License Agreement, the Company is also entitled to specified development and commercialization milestone payments of up to an aggregate of $225.0 million and $175.0 million, respectively. The Company is also entitled to share in a percentage of the profits of Phylaxis under the Limited Liability Company Agreement.
The Company recognized the initial transaction price of $5.5 million, comprised of the $5.0 million in upfront payments and the fair value of the 10% equity interest of $0.5 million, over the period of performance of development services on the two compounds. During the third quarter of 2022, the Company fulfilled this performance obligation in full and recognized all remaining deferred revenue under this contract.
During the fourth quarter of 2023, the Company transferred a second generation compound to Phylaxis, which was a milestone event under the agreements. Upon transfer, the Company received an additional 5% equity interest in Phylaxis, which has a fair value of $1.6 million. The Company recognized the fair value of the 5% equity interest as revenue and accounted for the investment under the equity method. In order to determine the fair value of the equity interest in Phylaxis upon this milestone, the Company utilized the investee’s independent valuations based on recent financings from third party investors at fair market value.

During the years ended December 31, 2023 and December 31, 2022, the Company recognized $1.6 million and $1.1 million of revenue under the Phylaxis agreements. As of December 31, 2023 and December 31, 2022, the Company had no deferred revenue related to this agreement.
2seventy bio, Inc.
In June 2020, the Company entered into an Option and License Agreement with bluebird, pursuant to which the Company granted to bluebird exclusive worldwide rights to develop binders and cell therapy products containing single domain antibodies, or sdAbs, directed to specified targets, consisting of two initial programs and up to an additional 8 programs. The Company retains all rights to the specific sdAbs outside of the cell therapy field. In November 2021, this agreement, or the 2020 2seventy Agreement, was assigned to 2seventy bio, Inc., or 2seventy, in connection with bluebird’s internal restructuring and subsequent spin-out of 2seventy.
In June 2020, the Company received a non-refundable upfront option fee of $0.2 million in connection with each of the two initial programs, or $0.4 million in aggregate, and is entitled to an upfront option fee for each additional program, on a program-by-program basis. In June 2022, 2seventy selected a third program and paid a non-refundable upfront option fee of $0.2 million in exchange for a development license. Under each of the three programs, the Company has granted an option in which 2seventy may acquire an exclusive license with respect to all binders and cell therapy products developed under this agreement, which entitles the Company to additional fees upon exercise of the option. In connection with each program for which 2seventy exercises its option, 2seventy will be required to pay the Company a one-time, non-refundable, non-creditable fee in the low-single-digit millions. The Company is also entitled to receive certain developmental milestone payments of up to an aggregate of $51.5 million per therapeutic, as well as percentage tiered royalties on future product sales with rates in the mid-single-digits. Due to the uncertainty in the achievement of the developmental milestones and future sales, the variable consideration associated with the future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates will be re-assessed at each reporting period. As of December 31, 2023, 2seventy has exercised one of its options and declined one of its options as related to the two initial programs, while the third program option remains outstanding.
As of the effective date of the 2020 2seventy Agreement, the Company identified one performance obligation, which was the transfer of the exclusive development license to bluebird for the two initial programs. The Company determined that the option granted for an exclusive license in the future was not a material right. For the eight programs not identified upon execution of the contract, the Company evaluated the customer option for additional purchases and determined that those options for additional programs did not constitute material rights nor variable consideration. As additional programs are identified, the Company re-assesses its performance obligations and transaction price accordingly.
In June 2022, pursuant to the terms regarding the addition of new programs in the 2020 2seventy Agreement, the Company received a $0.2 million upfront option fee related to the selection of a third program and transferred the related know-how and development license. The Company recognized the $0.2 million of revenue at the point in time in which the program was added and the program term began.
During the year ended December 31, 2022, the Company recognized $0.2 million of revenue related to this agreement. The Company did not recognize any revenue related to this agreement during the year ended December 31, 2023.
5. INCOME TAXES
The provision for income taxes calculations have been prepared using the separate return method as if the Company had filed its own tax return. In general, the Company has not recorded a provision for federal or state income taxes as it has had cumulative net operating losses since inception. As part of the separation, the Parent will retain all rights associated with the unused federal and state net operating losses, or NOLs, and research tax credit carryforwards to offset future taxable income.

A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to the loss from operations is summarized for the years ended December 31, 2023 and December 31, 2022 as follows (in thousands):
	YEAR ENDED DECEMBER 31,
	2023	2022
Expected income tax benefit at federal statutory rate	$(32,540)	$(24,217)
State income tax expense (benefit), net of federal benefit	(2,516)	(2,037)
Permanent items	1,265	495
Return to provision true-ups	(420)	(135)
Attributes remaining with Parent	30,752	23,382
Valuation allowance	3,462	2,515
Income tax expense	$3	$3
The Company generated operating losses in each of the years presented. The income tax benefit recognized related to these losses was zero for the years ended December 31, 2023 and December 31, 2022. Operating results of the Company have historically been included in the consolidated federal and combined state tax returns of the Parent and the resulting tax attributes will be fully utilized by the Parent and will not be available to the Company for future use. As a result, any hypothetical net operating loss attributes and related valuation allowances are deemed to have been distributed to the Parent through net parent investment. Future income tax provisions may be impacted by future changes in the realizability of the hypothetical net operating loss deferred tax assets. The difference between the benefit at the statutory rate and the income tax provision related to these operating losses is reflected in the table above within attributes remaining with Parent.
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.
The components of net deferred income taxes were as follows (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Deferred income tax assets
Intangibles	$2,554	$2,862
Accruals	1,412	696
Stock compensation	7,122	4,361
Operating lease liabilities	697	1,118
Other	10	—
Gross deferred tax assets	11,795	9,037
Less: Valuation allowance	(11,137)	(7,675)
Total deferred tax assets	658	1,362
Deferred income tax liabilities
Fixed assets	(10)	(35)
Operating lease right-of-use assets	(648)	(1,048)
Other	—	(279)
Total deferred tax liabilities	(658)	(1,362)
Net deferred tax assets (liabilities)	$—	$—

The Company has established a full valuation allowance against its deferred tax assets due to uncertainties that preclude it from determining that it is more likely than not that the Company will be able to generate sufficient taxable income to realize such assets. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred within the years presented in the Combined Statements of Operations. Such objective evidence limits the ability to consider other subjective evidence such as the Company’s projections for future growth. Based on this evaluation, as of December 31, 2023, a valuation allowance of $11.1 million has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as estimates of future taxable income during carryforward periods and the Company’s projections for growth.
There were no unrecognized tax benefits as of either December 31, 2023 or December 31, 2022 that, if recognized, would affect the effective tax rate, due to the NOL and valuation allowance positions.
The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months. The Company’s policy is to recognize the interest expense and/or penalties related to income tax matters as a component of income tax expense. The Company had no accrual for interest or penalties on its combined balance sheets as of December 31, 2023 or December 31, 2022, and has not recognized interest and/or penalties in its combined statements of operations for the years ended December 31, 2023 and December 31, 2022.
The Company is subject to income taxes in the United States and various state jurisdictions. The Company’s tax years from 2019 and forward are subject to examination by the United States and state tax authorities. The Company has not been, nor is it currently, under examination by the U.S. federal or any state tax authority.
6. LEASES
Operating Leases
In September 2017, the Company entered into a seven-year lease agreement as its sole location in La Jolla, California. The lease expires in June 2025 with an option to extend the lease an additional five years, which is not included in the right-of-use asset and lease liabilities. The lease contained an initial base rent of approximately $0.1 million per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which to be determined annually.
In May 2019, the Company executed an amendment to its lease agreement to expand its facilities and began occupying this space in January 2020. The amended lease terminates coterminously with the initial lease agreement and contains an initial base rent of approximately $30,000 per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, the latter of which is to be determined annually.
The operating right-of-use asset and operating lease liability as of December 31, 2023 and December 31, 2022 are as follows (in thousands):
	AS OF DECEMBER 31,
	2023	2022
Operating right-of-use asset	$2,952	$4,717
Operating lease liability
Current	2,063	1,860
Non-current	1,110	3,173
Total operating lease liability	$3,173	$5,033

During the years ended December 31, 2023 and December 31, 2022, the Company recognized allocated amounts of operating lease expense of $3.4 million and $3.1 million, respectively. During each of the years ended December 31, 2023 and December 31, 2022, the Company paid $2.2 million for amounts included in the measurement of the operating lease liability in each period.
As of December 31, 2023 and December 31, 2022, the Company’s operating lease had a remaining term of 1.5 and 2.5 years, respectively. The Company discounts its lease payments using its incremental borrowing rate as of the commencement of the lease. The Company has determined a weighted-average discount rate of 8.2% as of December 31, 2023 and December 31, 2022.
Future minimum rental commitments for the Company’s operating leases reconciled to the operating lease liability are as follows (in thousands):
AS OF DECEMBER 31,
2023
2024	$2,247
2025	1,137
Total future minimum lease payments	$3,384
Less: imputed interest	(211)
Present value of operating lease liability	3,173
Less: current portion of operating lease liability	(2,063)
Non-current portion of operating lease liability	$1,110
7. COMMITMENTS AND CONTINGENCIES
Litigation
Other than as described below, the Company is not party to any material legal proceedings. From time to time, it may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on the Company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.
I-Mab Litigation
On March 1, 2022, I-Mab Biopharma, or I-Mab, filed a lawsuit against the Company and Brendan Eckelman, the Company’s co-founder and Chief Scientific Officer, in the United States District Court for the District of Delaware, C.A. No. 22-00276-CJB, asserting claims for misappropriation of trade secrets related to Dr. Eckelman’s service as an expert witness for Tracon Pharmaceuticals, Inc., or Tracon, in Tracon’s arbitration against I-Mab. The case is currently in the discovery process.
Inhibrx Bio is unable to reasonably estimate possible damages or a range of possible damages in this matter given the uncertainty and therefore has not recorded a liability on its books as of December 31, 2023.
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. In some cases, the indemnification obligation will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. In addition, the Company has entered into indemnification agreements with its directors and certain officers that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no demands have been made upon the

Company to provide indemnification under these agreements, and thus, there are no indemnification claims that the Company is aware of that could have a material effect on the Company’s combined balance sheets, combined statements of operations, or combined statements of cash flows.
Commitments
As of December 31, 2023 and December 31, 2022, Mark P. Lappe, the Company’s Chief Executive Officer, Brendan P. Eckelman, the Company’s Chief Scientific Officer, Kelly D. Deck, the Company’s Chief Financial Officer, and certain other members of management have agreements that provide for severance compensation in the event of termination or a change in control.
8. RELATED PARTY TRANSACTIONS
The Company has not historically operated as a standalone business and the combined financial statements are derived from the consolidated financial statements and the accounting records of the Parent.
Cost Allocations
The combined financial statements reflect allocations of certain expenses from the financial statements of the Parent, including research and development expenses and general and administrative expenses. These allocations include, but are not limited to, executive management, employee compensation and benefits, facilities and operations, information technology, business development, financial services (such as accounting, audit, and tax), legal, insurance, and share-based compensation.
These allocations to the Company are reflected in the combined statements of operations as follows:
	YEAR ENDED DECEMBER 31,
	2023	2022
Research and development	$47,924	$38,995
General and administrative	19,479	11,357
Total allocated operating expenses	$67,403	$50,352
Management believes these cost allocations are a reasonable reflection of services provided to and of the benefit derived by the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company employees, and strategic decisions made in areas such as research and development, information technology and infrastructure.
Stock-Based Compensation
The Company’s employees participate in the Parent’s share based compensation plans, the costs of which have been allocated to the Company and recorded in research and development and general and administrative expenses in the combined statements of operations. Refer to Note 3 for additional information.
Net Transfers from Parent
Related party transactions between the Company and Parent have been included within net parent investment in the combined balance sheets in the historical periods presented as these related party transactions were not settled in cash. Net parent investment in the combined balance sheets and combined statements of equity represents Parent’s historical investment in the Company, the net effect of transactions with, and allocations from Parent, and the Company’s accumulated earnings. The components of net transfers from Parent and the reconciliation to the corresponding amount presented on the combined statements of cash flows were as follows:
	YEAR ENDED DECEMBER 31,
	2023	2022
General financing activities	$66,194	$41,192
Allocations of Parent’s corporate expenses	67,403	50,352
Income taxes	3	3
Total net transfers from Parent per combined statements of equity	$133,600	$91,547
Other	—	(50)
Total net transfers from Parent per combined statements of cash flows	$133,600	$91,497
9. SUBSEQUENT EVENTS
The Company evaluated subsequent events to assess the need for potential recognition through February 28, 2024, the date Inhibrx, Inc.’s consolidated financial statements were issued, and for disclosure in this report through April 25, 2024, the date on which these combined financial statements were available to be issued. Based upon this evaluation, it was determined that no additional subsequent events required recognition or disclosure in these combined financial statements.